中策集團有限公司
China Strategic Holdings Limited

香港九龍觀塘鴻圖道51號保華企業中心8樓
8/F., Paul Y. Centre, 51 Hung To Rd.,
Kwun Tong, Kowloon, Hong Kong.
電話 Tel : (852) 2372 0130
傳真 Fax : (852) 2537 6591

FORM OF RULE 12G3-2(b) T[redacted] TO THE SEC

02034767

02 JUN 11 AM 11:56

6th June, 2002

Re: China Strategic Holdings Limited – File No. 82-3596

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

BY COURIER

Ladies and Gentlemen,

In connection with Rule 12g3-2(b) exemption of China Strategic Holdings Limited ("CSH"), CSH hereby furnishes the Securities and Exchange Commission with the following documents:-

1. Announcement dated 6th May, 2002 in relation to the ongoing connected transactions;
2. Announcement dated 9th May, 2002 in relation to the despatch of circular;
3. Circular dated 10th May, 2002 in relation to the Proposed Rights Issue of with Bonus Issue of Warrants, Application for the Granting of the Whitewash Waiver and General Mandates to Issue and Repurchase Shares; and
4. Circular dated 18th May, 2002 in relation to the Adoption of the New Share Option Schemes and Termination of the Existing Share Option Schemes of the CSH and China Land Group Limited.

The CSH file number (82-3596) appears on the upper right hand corner of the first page of each document.

Yours sincerely,
For and on behalf of
China Strategic Holdings Limited

Jenny

Jenny Chan
Secretary

dlw 6/11

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Encl.

JC/DT/CSH02

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

DESPATCH OF CIRCULAR IN RESPECT OF THE PROPOSED RIGHTS ISSUE WITH BONUS ISSUE OF WARRANTS, APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER AND GENERAL MANDATE TO ISSUE AND REPURCHASE SHARES

The circular setting out information on the Rights Issue with the Bonus Issue of Warrants, application for the granting of the Whitewash Waiver and the general mandates to issue and repurchase Shares of the Company will be despatched to Shareholders on 10 May 2002.

The EGM will be held at 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong at 10:00 a.m. on 4 June 2002 to consider the Rights Issue with the Bonus Issue, application for the granting of the Whitewash Waiver and the general mandates to issue and repurchase Shares of the Company.

Reference is made to the joint announcement of China Strategic Holdings Limited, Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited dated 14 March 2002 (the "Joint Announcement"). Terms used herein shall have the same meanings as defined in the Joint Announcement unless otherwise specified.

DESPATCH OF CIRCULAR

The Directors announce that a circular of the Company containing, inter alia, details of the Rights Issue with the Bonus Issue, application for the granting of the Whitewash Waiver and the general mandates to issue and repurchase Shares of the Company, a letter from the Independent Non-Executive Director, a letter from the independent financial adviser and a notice of EGM, together with a form of proxy will be despatched to Shareholders on Friday, 10 May 2002.

EGM

The EGM of the Company will be held at 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong at 10:00 a.m. on 4 June 2002 to consider the Rights Issue with the Bonus Issue, application for the granting of the Whitewash Waiver and the general mandates to issue and repurchase Shares of the Company.

PROFORMA NET TANGIBLE ASSETS VALUE OF THE GROUP

	HK$'000
Audited net assets value of the Group as at 31 December 2001	2,220,790
Less: Intangible Asset – Goodwill	(32,708)
Audited net tangible assets value of the Group before Rights Issue	2,188,082
Net proceeds from the issue of the Rights Issue Shares	135,000
Proforma unaudited adjusted consolidated net tangible assets value of the Group upon completion of the Rights Issue (assuming no Share Option and Bonus Warrant are exercised before the Record Date)	2,323,082
Net proceeds from exercise of Share Options	1,569
Net proceeds from exercise of Share Options for issue of the Rights Issue Shares	113
Proforma unaudited adjusted consolidated net tangible assets value of the Group upon completion of the Rights Issue (assuming all Share Option and no Bonus Warrant are exercised before the Record Date)	2,324,764
Number of issued shares before the Rights Issue (Assuming no Share Option exercised)	460,978,942
Number of issued shares upon completion of the Rights Issue (Assuming no Share Option and Bonus Warrants are exercised before the Record Date)	1,382,936,826
Number of issued shares upon completion of the Rights Issue (Assuming all Share Option and no Bonus Warrant are exercised before the Record Date)	1,384,067,076
Audited net tangible assets value per share before Rights Issue	HK$4.75
Proforma unaudited adjusted consolidated net tangible assets value of the Group per Share based on 1,382,936,826 Shares in issue upon completion of the Rights Issue (Assuming no Share Option and Bonus Warrant are exercised before the Record Date)	HK$1.68
Proforma unaudited adjusted consolidated net tangible assets value of the Group per Share based on 1,384,067,076 Shares in issue upon completion of the Rights Issue (Assuming all Share Option and no Bonus Warrant are exercised before the Record Date)	HK$1.68

Note: Assumed that Underwriting Agreements become unconditional at the Record Date.

By Order of the Board
CHINA STRATEGIC HOLDINGS LIMITED
Lien Kait Long
Executive Director

Hong Kong, 9 May 2002

File No.
82-3596

CHINA STRATEGIC HOLDINGS LIMITED

(incorporated in Hong Kong with limited liability)

ONGOING CONNECTED TRANSACTIONS

On 1st May, 2002, Multi-Million, Allied Glory and Rosedale International entered into the Agreement pursuant to which Multi-Million and Allied Glory have appointed Rosedale International to represent Allied Glory to manage the Hotel for a term of 10 years from the date of the Agreement at a basic management fee calculated at 2% on the annual gross revenue of the Hotel (before finance costs, depreciation and tax) plus an incentive management fee calculated at 5% on the yearly gross operating profit of the Hotel (before finance costs, depreciation and tax).

Multi-Million is an indirect non-wholly owned subsidiary of the Company. Allied Glory, a wholly owned subsidiary of Multi-Million, has been granted the right to manage the Hotel. Rosedale International, a wholly owned subsidiary of Rosedale, is a connected person of the Company by virtue of being an indirect wholly owned subsidiary of Paul Y. - ITC Construction Holdings Limited, a substantial shareholder of the Company.

The provision of services by Rosedale International in representing Allied Glory to manage the Hotel pursuant to the Agreement constitutes Ongoing Connected Transactions for the Company under Rule 14.25(1) of the Listing Rules. An application has been made to the Stock Exchange for a waiver from strict compliance with the disclosure requirements under Rule 14.25(1) of the Listing Rules in relation to the Ongoing Connected Transactions.

THE AGREEMENT

Date	:	1st May, 2002
Parties and transaction	:	Multi-Million and Allied Glory have appointed Rosedale International to represent Allied Glory to manage the Hotel
Term	:	10 years, starting from the date of the Agreement
Management fees	:	i. a basic management fee calculated at 2% on the annual gross revenue of the Hotel (before finance costs, depreciation and tax), payable by Multi-Million to Rosedale International quarterly in arrears; plus ii. an incentive management fee calculated at 5% on the yearly gross operating profit of the Hotel (before finance costs, depreciation and tax), payable by Multi-Million to Rosedale International annually in arrears. Based on 2% on the annual gross revenue of the Hotel and 5% on the yearly gross operating profit of the Hotel for the year ended 31st December, 2001 (before finance costs, depreciation and tax), the estimated annual management fees payable will be approximately HK$1,533,000.

INFORMATION OF THE HOTEL

The Hotel is a 26 storey, four-star hotel located in Guangzhou, the PRC. It consists of 466 rooms and suites and has been operated for 13 years. Currently, the Hotel is managed by Allied Glory. The annual gross revenue and gross operating profit of the Hotel for the year ended 31st December, 2001 (before finance costs, depreciation and tax) are approximately RMB57 million (equivalent to approximately HK$53.3 million at the Exchange Rate) and RMB10 million (equivalent to approximately HK$9.3 million at the Exchange Rate) respectively.

INFORMATION OF ROSEDALE GROUP

Rosedale was established in 1997 and has successfully provided services, such as hotel design, pre-opening technical assistance, consultancy and management to numerous hotel properties and projects in Hong Kong and China.

Rosedale International was established by Rosedale in 2002 for the provision of the above-mentioned hotel related services at locations other than Hong Kong.

REASONS FOR THE ONGOING CONNECTED TRANSACTIONS

Following China's accession to the World Trade Organization, it will gradually open its market to foreign companies. As Guangzhou is one of the major cities in China, there will be a great demand for business class hotels. Looking ahead, the Hotel is undergoing a series of face-lifting exercises to upgrade the hotel facilities and will be repositioned from a leisure market hotel to a business class hotel. The engagement of hotel management services will enable the Hotel to promote an international image through the participation in global marketing activities and/or joining of an international hotel franchise.

Multi-Million and Allied Glory have invited offers from numerous hotel management companies and the offer made by Rosedale Group is the most competitive among the offers received. In light of the successful experience of Rosedale Group, each of the management of Multi-Million and Allied Glory is of the view that the appointment of Rosedale International to represent Allied Glory to manage the Hotel will upgrade the quality of the hotel services and enhance the status and reputation of the Hotel which in turn will also benefit the Company.

After consideration, the directors of the Company (including independent non-executive directors) are of the opinion that the terms and conditions of the Ongoing Connected Transactions and the Agreement are fair and reasonable and in the interest of the Company and its shareholders as a whole.

GENERAL

The Company indirectly owns approximately 65.56% equity interest in China Land and China Land indirectly owns approximately 82% equity interest in Multi-Million and Allied Glory. Allied Glory directly owns 99% equity interest in a PRC co-operative joint venture which has been granted the right to operate the Hotel for a period from January 1987 to January 2017, and subject to certain conditions to be fulfilled, the operating period may be extended for a further 20 years. Allied Glory has been granted the right to manage the Hotel throughout the operating period of the co-operative joint venture.

Both Rosedale and Rosedale International are indirect wholly owned subsidiaries of Paul Y. - ITC Construction Holdings Limited, a substantial shareholder of the Company which owns approximately 17.45% equity interest in the Company. Accordingly, Rosedale International is regarded as a connected person of the Company under the Listing Rules.

WAIVER SOUGHT

As the Ongoing Connected Transactions under the Agreement will take place from time to time on a regular basis, the Directors consider that full compliance with the press announcement disclosure requirement under the Listing Rules would be impracticable, unduly burdensome and costly. Accordingly, an application has been made to the Stock Exchange for a waiver from strict compliance with the disclosure requirements under Rule 14.25(1) of the Listing Rules in relation to the Ongoing Connected Transactions on the basis that:

1. the Ongoing Connected Transactions are:
   (a) in the ordinary course of business of Multi-Million, Allied Glory, Rosedale International and the Hotel;
   (b) on normal commercial terms; and
   (c) fair and reasonable so far as the shareholders of the Company are concerned.
2. the aggregate amount of management fees to be charged by Rosedale International for each financial year of the Company will not exceed the higher of:
   (a) HK$10 million; or
   (b) 3 per cent of the book value of the net tangible assets of the Group for the relevant financial year;
3. brief details of the Ongoing Connected Transactions shall be disclosed as required by Rule 14.25(1)(A) to (D) of the Listing Rules in the next and each successive annual report and accounts of the Company for each financial year of the Company during the subsistence of the Agreement, together with statements of opinion from the independent non-executive Directors and auditors of the Company as referred to in conditions 4 and 5 below;
4. the independent non-executive Directors shall review annually the Ongoing Connected Transactions and confirm in the Company's annual report that the Ongoing Connected Transactions are conducted in the manner as stated in conditions 1 and 2 above; and
5. the auditors of the Company shall review annually the Ongoing Connected Transactions and confirm to the board of Directors in writing that Ongoing Connected Transactions have been carried out in accordance with the terms of the Agreement and the expected cap amount/percentage as stated in condition 2 above has not been exceeded for the relevant financial year.

In the event that the nature and terms of the Ongoing Connected Transactions be altered in future or the conditions of the waiver (if granted by the Stock Exchange) are not met, the Company will comply with the relevant requirements of the Listing Rules unless the Company obtains a separate waiver from the Stock Exchange.

DEFINITIONS

"Agreement"	The agreement dated 1st May, 2002 entered into among Multi-Million, Allied Glory and Rosedale International in respect of the provision of services by Rosedale International in representing Allied Glory to manage the Hotel
"Allied Glory"	Allied Glory Investment Limited, a company incorporated in Hong Kong and is a wholly owned subsidiary of Multi-Million
"China Land"	China Land Group Limited, a company incorporated in Bermuda and the shares of which are listed on the Stock Exchange and in which the Company beneficially owns approximately 65.56% equity interest
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong and the shares of which are listed on the Stock Exchange
"Directors"	directors of the Company
"Exchange Rate"	the exchange rate of HK$1 for RMB1.07
"Group"	the Company and its subsidiaries
"Hotel"	Rosedale Hotel & Suites ■ Guangzhou (formerly known as Plaza Canton Hotel), a four-star hotel located in Guangzhou, the PRC and is owned by a co-operative joint venture in the PRC in which Allied Glory owns 99% equity interest and a PRC joint venture partner owns 1% equity interest.
"Listing Rules"	Rules Governing the Listing of Securities on the Stock Exchange
"Multi-Million"	Multi-Million Assets Limited, a company incorporated in the British Virgin Islands and is approximately 82% indirectly owned by China Land
"Ongoing Connected Transactions"	the provision of services by Rosedale International in representing Allied Glory to manage the Hotel pursuant to the Agreement
"PRC"	The People's Republic of China
"Rosedale"	Rosedale Hotel Management Limited, a company incorporated in Hong Kong and is an indirect wholly owned subsidiary of Paul Y. - ITC Construction Holdings Limited, a substantial shareholder of the Company
"Rosedale Group"	Rosedale and Rosedale International
"Rosedale International"	Rosedale Hotel Management International Limited (formerly known as Star Diamond Investments Limited), a company incorporated in the British Virgin Islands and is an indirect wholly owned subsidiary of Paul Y. - ITC Construction Holdings Limited, a substantial shareholder of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited

By Order of the Board
China Strategic Holdings Limited

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold all your shares in China Strategic Holdings Limited, you should hand this circular and the accompanying form of proxy at once to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(incorporated in Hong Kong with limited liability)

ADOPTION OF THE NEW SHARE OPTION SCHEMES AND TERMINATION OF THE EXISTING SHARE OPTION SCHEMES FOR CHINA STRATEGIC HOLDINGS LIMITED AND CHINA LAND GROUP LIMITED

A notice convening an extraordinary general meeting of China Strategic Holdings Limited to be held immediately after an extraordinary general meeting of China Strategic Holdings Limited at 10:00 a.m. on Tuesday, 4 June 2002 at 7/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong is set out on page 29 to 31 of this circular. Whether or not you are able to attend the meeting in person, please complete the enclosed form of proxy in accordance with the instructions printed thereof and return it to the share registrar of the Company, Standard Registrars Limited at 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as practicable and in any event not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

18 May 2002

CONTENTS

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The information contained herein relating to the Group has been supplied by the Directors, who jointly and severally accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular the omission of which would make any statement contained herein misleading insofar as it relates to the Group.

In this circular, the following expressions shall have the following meanings unless the context indicates otherwise:

"Board"	the board of Directors
"China Land"	China Land Group Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are listed on the Stock Exchange and a subsidiary of the Company
"China Land Board"	the board of directors of China Land
"China Land Existing Scheme"	the share option scheme of China Land adopted on 27 June 2000
"China Land Group"	China Land and its subsidiaries
"China Land New Scheme"	the new share option scheme of China Land proposed to be adopted by China Land at the SGM and by the Company at the EGM, the principal terms of which are set out in Appendix II to this circular
"China Land Participants"	any employees (whether full time or part time), executives or officers, directors (including executive and non-executive) of China Land or any of its subsidiaries and any business consultants, agents, legal or financial advisers of China Land or any of its subsidiaries who the China Land Board considers, in its sole discretion, will contribute or have contributed to China Land or any of its subsidiaries
"China Land Shareholder(s)"	holder(s) of China Land Share(s)
"China Land Share(s)"	ordinary share(s) of US$0.02 each in the share capital of China Land
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong with limited liability, and the shares of which are listed on the Stock Exchange
"Directors"	the directors of the Company
"EGM"	the extraordinary general meeting of the Company to be held immediately after an extraordinary general meeting of the Company at 10:00 a.m. on Tuesday, 4 June 2002 at 7/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, to consider and, if thought fit, approve the adoption of the New Schemes and the termination of the Existing Schemes or any adjournment thereof

"Eligible Participant"	any employees (whether full time or part time), executives or officers of the Company or any of its subsidiaries (including executive and non-executive directors of the Company or any of its subsidiaries) and any business consultants, agents, financial or legal advisers who the Board considers, in its sole discretion, will contribute or have contributed to the Company or any of its subsidiaries
"Existing Scheme"	the share option scheme adopted by the Company on 20 July 1992 for the grant of share options to officers, directors and full-time and part-time employees of the Group
"Existing Schemes"	the Existing Scheme and the China Land Existing Scheme
"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"Holding Company"	in respect of China Land, means the Company or any other holding company of China Land within the meaning given in the Companies Ordinance (Cap 32 of the Laws of Hong Kong) and the shares of which are listed on the Stock Exchange
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Latest Practicable Date"	16 May 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"New Scheme"	the share option scheme which is proposed to be adopted by the Company, further information and summary of the principal terms are set out in Appendix I to this circular
"New Schemes"	the New Scheme and the China Land New Scheme
"SGM"	the special general meeting of China Land to be held at 33rd Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 4 June 2002 at 9:30 a.m., to consider and, if thought fit, to approve the adoption of the China Land New Scheme and the termination of the China Land Existing Scheme or any adjournment thereof

"Shareholder(s)"	holder(s) of the Shares
"Share(s)"	ordinary share(s) of HK$0.10 each in the share capital of the Company
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"subsidiary"	a subsidiary within the meaning of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong)
"US$"	United States dollars, the lawful currency of the United States of America

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(incorporated in Hong Kong with limited liability)

Executive Directors:
Chan Kwok Keung, Charles
(Chairman and Chief Executive Officer)
Yap, Allan
(Vice Chairman)
Chau Mei Wah, Rosanna
Lien Kait Long
Li Wa Kin

Alternate Directors:
Chan Kwok Hung
(alternate to Chan Kwok Keung, Charles)
Lui Siu Tsuen, Richard
(alternate to Yap, Allan)
Lau Ko Yuen, Tom
(alternate to Chau Mei Wah, Rosanna)

Independent Non-Executive Directors:
David Edwin Bussmann
Choy Hok Man, Constance

Registered office:
8th Floor,
Paul Y. Centre,
51 Hung To Road,
Kwun Tong,
Kowloon,
Hong Kong

18 May 2002

To the Shareholders

Dear Sir or Madam,

PROPOSAL FOR ADOPTION OF THE NEW SHARE OPTION SCHEMES AND TERMINATION OF THE EXISTING SHARE OPTION SCHEMES FOR CHINA STRATEGIC HOLDINGS LIMITED AND CHINA LAND GROUP LIMITED

1. INTRODUCTION

As a result of the amendments made to Chapter 17 of the Listing Rules (Share Option Schemes) with respect to the requirements governing the Existing Schemes, at the EGM, an ordinary resolution will be proposed for the Company to approve and adopt the New Scheme and to terminate the Existing

Scheme. For the same reason, at the SGM, an ordinary resolution will also be proposed for China Land to approve and adopt the China Land New Scheme and to terminate the China Land Existing Scheme. As China Land is a subsidiary of the Company and in accordance with Rule 17.01(4) of the Listing Rules, at the EGM, an ordinary resolution will also be proposed for the Company to approve the adoption by China Land of the China Land New Scheme and the termination of the China Land Existing Scheme.

The purpose of this circular is to provide you with further details in respect of the proposed adoption of the New Schemes and termination of the Existing Schemes and the notice convening the EGM.

2. ADOPTION OF THE NEW SCHEMES AND TERMINATION OF THE EXISTING SCHEMES

Background

The Company adopted the Existing Scheme on 20 July 1992 and China Land adopted the China Land Existing Scheme on 27 June 2000.

As a result of the Stock Exchange amending Chapter 17 (Share Option Schemes) of the Listing Rules on 1 September 2001, certain terms of the Existing Schemes are no longer in compliance with Chapter 17 of the Listing Rules and the Company and China Land can no longer grant any further options under the Existing Scheme and the China Land Existing Scheme respectively without being in breach of Chapter 17 of the Listing Rules. Accordingly each of the Company and China Land proposes to adopt the New Scheme and the China Land New Scheme respectively which complies with Chapter 17 of the Listing Rules and to terminate the Existing Scheme and the China Land Existing Scheme respectively. Except that no further options may be granted under the Existing Schemes consequent upon their termination, all the other provisions of the Existing Schemes will remain in force so as to give effect to the exercise of all outstanding options granted under the Existing Schemes prior to 1 September 2001 and all such options will remain valid and exercisable in accordance with the provisions of the Existing Schemes.

Company

As at the Latest Practicable Date, there were 460,978,942 Shares in issue. The particulars of the options granted under the Existing Scheme prior to 1 September 2001 (being the date on which the new Chapter 17 of the Listing Rules governing share option schemes came into effect) and as at the Latest Practicable Date are set forth below:

	As at 1 September 2001		As at the Latest Practicable Date	
	No. of Shares	% of issued Shares	No. of Shares	% of issued Shares
Share options granted (including those exercised, outstanding or cancelled but excluding those lapsed)	34,572,750	7.50	34,316,750	7.44
Share options exercised	33,940,000	7.36	33,940,000	7.36
Share options outstanding	632,750	0.14	376,750	0.08
Share options lapsed	14,557,190	3.16	14,813,190	3.21

Note: Since 1 September 2001 to the Latest Practicable Date, a total number of 256,000 share options under the Existing Scheme have lapsed.

Since the Stock Exchange has amended Chapter 17 (Share Option Schemes) of the Listing Rules on 1 September 2001, the Directors have not granted any further options under the Existing Scheme and the Directors have no intention to grant any options under the Existing Scheme during the period from the Latest Practicable Date to the date of approval of the New Scheme as any grant of options after 1 September 2001 will not be in compliance with Chapter 17 of the Listing Rules.

Assuming that no further Shares will be issued prior to the date of approval and adoption of the New Scheme by Shareholders, the maximum number of options that can be granted by the Company under the New Scheme and any other schemes would be 46,097,894 Shares representing 10 per cent of the number of Shares in issue as at the date of approval of the New Scheme.

China Land

As at the Latest Practicable Date, there were 1,362,419,295 China Land Shares in issue. Prior to 1 September 2001 (being the date on which the new Listing Rules governing share option schemes came into effect), there was no option granted under the China Land Existing Scheme.

Since the Stock Exchange has amended Chapter 17 (Share Option Schemes) of the Listing Rules on 1 September 2001, the China Land Board has not granted any further options under the China Land Existing Scheme and the China Land Board has no intention to grant any options under the China Land Existing Scheme during the period from the Latest Practicable Date to the date of approval of the China Land New Scheme as such grant will no longer be in compliance with Chapter 17 of the Listing Rules.

Assuming that no further Shares will be issued prior to the date of approval and adoption of the China Land New Scheme by China Land Shareholders, the maximum number of options that can be granted by China Land under the China Land New Scheme and any other schemes would be 136,241,929 China Land Shares representing 10 per cent of the total number of China Land Shares in issue as at the date of approval of the China Land New Scheme.

Conditions

The adoption of the New Scheme is conditional upon:

(a) the Shareholders passing an ordinary resolution to approve the New Scheme and to terminate the Existing Scheme at the EGM; and

(b) the Stock Exchange granting the approval of the listing of and permission to deal in the Shares to be issued pursuant to the exercise of any option granted under the New Scheme, the total number of which shall not exceed 10 per cent of the total number of Shares in issue as at the date of approval of the New Scheme.

The adoption of the China Land New Scheme is conditional upon:

(a) the Shareholders passing an ordinary resolution to approve the China Land New Scheme and to terminate the China Land Existing Scheme at the EGM;

(b) the China Land Shareholders passing an ordinary resolution to approve the China Land New Scheme and to terminate the China Land Existing Scheme at the SGM;

(c) the Stock Exchange granting the approval of the listing of and permission to deal in the China Land Shares to be issued pursuant to the exercise of any option granted under the China Land New Scheme, the total number of which shall not exceed 10 per cent of the total number of Shares in issue as at the date of approval of the China Land New Scheme by the China Land Shareholders; and

(d) the permission from the Bermuda Monetary Authority being obtained for the granting of the options pursuant to the China Land New Scheme and the allotment and issue of the China Land Shares pursuant to the exercise of the options granted under the China Land New Scheme.

The New Schemes

A summary of the principal terms of each of the New Scheme and the China Land New Scheme is set out in Appendix I and II to this circular respectively.

Each of the Board and the China Land Board is of the view that contributions of the employees (full time or part time), executives or officers (including executive and non-executive directors) of the Company or any of its subsidiaries or China Land or any of its subsidiaries (as the case may be) and possibly their business consultants, agents and legal or financial advisers are of paramount

importance to the success of the Company or any of its subsidiaries or China Land or any of its subsidiaries (as the case may be) as a whole and therefore they consider it to be in the interests of Group or the China Land Group (as the case may be) as a whole for such persons to be given incentives to participate in the growth of the Group or the China Land Group (as the case may be) in the form of options to subscribe for Shares or China Land Shares (as the case may be).

In addition, each of the Board and the China Land Board will be empowered to determine the exercise price of a Share or a China Land Share (as the case may be) in respect of any particular option granted under the New Schemes on the basis set out in paragraph 5 of Appendix I and II respectively so that the Eligible Participants or the China Land Participants (as the case may be) will be encouraged to subscribe the Shares or the China Land Shares (as the case may be) pursuant to the options granted by the Company or China Land (as the case may be) as incentives and rewards for their contribution to the Group or the China Land Group (as the case may be). The subscription of Shares by the Eligible Participants or China Land Shares by the China Land Participants will further contribute towards the profitability and success of the Group or the China Land Group (as the case may be).

None of the Directors are appointed as trustees of the New Scheme or have a direct or indirect interest in the trustees of the New Scheme. None of the directors of China Land are appointed as trustees of the China Land New Scheme or have a direct or indirect interest in the trustees of the China Land New Scheme.

Application for Listing

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares which may fall to be issued pursuant to the exercise of any options that may be granted under the New Scheme, the total number of which shall not exceed 10 per cent of the total number of Shares in issue as at the date of approval of the New Scheme.

3. EGM

A notice convening the EGM to be held immediately after an extraordinary general meeting of the Company at 10:00 a.m. on Tuesday, 4 June 2002 at 7/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong is set out on page 29 to 31 of this circular for the purpose of considering and, if thought fit, passing the resolutions in respect of the adoption of the New Scheme and the termination of the Existing Scheme and the adoption of the China Land New Scheme and the termination of the China Land Existing Scheme.

A form of proxy for use by the Shareholders at the EGM is enclosed with this circular. Whether or not you are able to attend the meeting in person, please complete the enclosed form of proxy in accordance with the instructions printed thereof and return it to the share registrar of the Company, Standard Registrars Limited at 5/F, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as practicable and in any event not later than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you so wish.

A further announcement will be made on the outcome of the EGM regarding the adoption of the New Schemes and the termination of the Existing Schemes on the business day following such meeting.

4. RECOMMENDATION

Having regard to the information set out in this circular, the Board is of the opinion that it is in the interest of the Company and the Shareholders as a whole to adopt the New Scheme and to terminate the Existing Scheme. The Board is also of the opinion that the adoption of the China Land New Scheme is in the best interest of the Company and the Shareholders as a whole. Accordingly the Board recommends the Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM.

5. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection at the registered office of the Company in Hong Kong at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong during normal business hours for a period of 14 days before the date of the EGM (i.e. from 18 May 2002 to 3 June 2002 (both dates inclusive)) and at the EGM:

(i) the memorandum and articles of association of the Company;

(ii) the memorandum of association and bye-laws of China Land;

(iii) the rules of the New Scheme; and

(iv) the rules of the China Land New Scheme.

Yours faithfully,
For and on behalf of the Board
Lien Kait Long
Executive Director

NEW SCHEME

Summary of terms

The following is a summary of the principal terms of the New Scheme to be adopted at the EGM:

1. **Purpose**

The purpose of the New Scheme is to enable the Company to grant options to employees (whether full time or part time), executives or officers of the Company or any of its subsidiaries (including executive and non-executive directors of the Company or any of its subsidiaries) and any business consultants, agents, legal or financial advisers who the Board considers, in its sole discretion, will contribute or have contributed to the Company or any of its subsidiaries as incentives and rewards for their contribution to the Company or such subsidiaries.

2. **Who may join**

The Board may, at its discretion, offer Eligible Participants, being, employees (whether full time or part time) or executives or officers of the Company or any of its subsidiaries (including executive and non-executive directors of the Company or any of its subsidiaries) and business consultants, agents and legal or financial advisers who the Board considers, in its sole discretion, will contribute or have contributed to the Company or any of its subsidiaries, options to subscribe for such number of new Shares as the Board may determine at an exercise price determined in accordance with paragraph 5 below. Upon acceptance of the option, the grantee shall pay HK$1.00 to the Company by way of consideration for the grant.

3. **Maximum number of Shares**

The maximum number of Shares which may be issued upon exercise of all options to be granted under the New Scheme and any other share option scheme(s) of the Company (which for this purpose, excludes the Existing Scheme) must not exceed 10 per cent of the Shares in issue on the date of approval and adoption of the New Scheme by the Shareholders (which is expected to be 4 June 2002, being the date of the EGM). Shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of such share option scheme(s) will not be counted for the purpose of the 10 per cent limit.

Subject to the issue of a circular by the Company and the approval of the Shareholders in general meeting and/or such other requirements prescribed under the Listing Rules from time to time, the Board may:

(a) refresh this limit at any time to 10 per cent of the Shares in issue as at the date of the approval by the Shareholders in general meeting (options previously granted under any share option schemes of the Company (including those outstanding, cancelled, lapsed in accordance with such schemes or exercised options) will not be counted for the purpose of calculating the limit as refreshed); and/or

(b) grant options beyond the 10 per cent limit to Eligible Participants specifically identified by the Board whereupon the Company shall send a circular to the Shareholders containing, amongst others, a generic description of the specified participants who may be granted such options, the number and terms of the options to be granted and the purpose of granting options to the specified participants with an explanation as to how the options serve such purpose.

Notwithstanding the foregoing, the Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the New Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30 per cent of the Shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30 per cent limit being exceeded.

4. Maximum number of options to any one individual

The total number of Shares issued and which may fall to be issued upon exercise of the options granted under the New Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each Eligible Participant in any 12-month period up to the date of grant shall not exceed one (1) per cent of the Shares in issue as at the date of grant.

Any further grant of options in excess of this one (1) per cent limit shall be subject to the issue of a circular by the Company and the approval of the Shareholders in general meeting with such Eligible Participant and his associates (as defined in the Listing Rules) abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

5. Price of Shares

The subscription price for a Share in respect of any particular option granted under the New Scheme (which shall be payable upon exercise of the option) shall be such price as the Board in its absolute discretion shall determine, save that such price must not be less than the highest of (a) the closing price of the Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the Shares as stated in the Stock Exchange's daily quotations sheet for the five (5) business days immediately preceding the date of grant; and (c) the nominal value of a Share.

6. Granting options to connected persons

Any grant of options to a director, chief executive or substantial shareholder of the Company or any of their respective associates (as defined in the Listing Rules) is required to be approved by the independent non-executive Directors (excluding the independent non-executive Director who is the grantee of the options).

If the Company proposes to grant options to a substantial shareholder (as defined in the Listing Rules) of the Company or any independent non-executive Director or their respective associates (as defined in the Listing Rules) which will result in the number of Shares issued and to be issued upon exercise of options granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of the offer of such grant:

(a) representing in aggregate over 0.1 per cent of the Shares in issue on the date of the offer; and

(b) having an aggregate value in excess of HK$5 million, based on the closing price of the Shares at the date of each offer,

such further grant of options will be subject to the issue of a circular by the Company and the approval of the Shareholders in general meeting on a poll at which all connected persons (as defined in the Listing Rules) of the Company shall abstain from voting, and/or such other requirements prescribed under the Listing Rules from time to time. A connected person (as defined in the Listing Rules) of the Company will be permitted to vote against the grant only if his intention to do so has been stated in the circular.

7. Restrictions on the time of grant of options

A grant of options may not be made after a price-sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price-sensitive information has been published in the newspaper. In particular, no options may be granted during the period commencing one month immediately preceding the earlier of (a) the date of the Board meeting for the approval of the Company's annual or interim results; and (b) the deadline for the Company to publish its interim or annual results announcement under the listing agreement and ending on the date of actual publication of the results announcement.

8. Rights are personal to grantee

An option is personal to the grantee and the grantee may not in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any option or attempt to do so.

9. Time of exercise of option

There is no general requirement that an option must be held for any minimum period before it can be exercised but the Board is empowered to impose at its discretion any such minimum period at the time of grant of any particular option. The Board is currently unable to determine such minimum period. The date of grant of any particular option is the date when the duplicate offer document constituting acceptance of the option duly signed by the grantee, together with a remittance in favour of the Company of HK$1.00 by way of consideration is received by the Company, such date must be on or before the 30th day after the option is offered to the

relevant grantee. The period during which an option may be exercised will be determined by the Board at its absolute discretion, save that no option may be exercised more than 10 years from the date of grant. No option may be granted more than 10 years after the date of approval of the New Scheme. Subject to earlier termination by the Company in general meeting, the New Scheme shall be valid and effective for a period of 10 years from the date of adoption of the New Scheme by Shareholders by resolution at a general meeting.

10. Performance Target

The Board has the discretion to require a particular grantee to achieve certain performance targets specified at the time of grant before any option granted under the New Scheme can be exercised. There are no specific performance targets stipulated under the terms of the New Scheme and the Board is currently unable to determine such restriction on the exercise of the options granted under the New Scheme.

11. Rights on ceasing to be an Eligible Participant and death

(a) In the event of the grantee ceasing to be an Eligible Participant for any reason other than on his or her death or the termination of his or her relationship with the Company and/or any of its subsidiaries on one or more of the grounds specified in paragraph 12 below, the grantee may exercise the option up to his or her entitlement at the date of cessation of being an Eligible Participant (to the extent not already exercised) within the period of one month following the date of such cessation. In relation to a grantee who is an Eligible Participant by reason of his or her employment with the Company or any of its subsidiaries, the date of cessation of being an Eligible Participant shall be the last actual working day with the Company or the relevant subsidiary whether salary is paid in lieu of notice or not.

(b) In the case of the grantee ceasing to be an Eligible Participant by reason of death and none of the events which would be a ground for termination of his or her relationship with the Company and/or any of its subsidiaries under paragraph 12 below arises, the legal representative(s) of the grantee shall be entitled within a period of 12 months or such longer period as the Board may determine from the date of death to exercise the option in full (to the extent not already exercised).

12. Lapse of option on misconduct, bankruptcy or dismissal etc.

If a grantee ceases to be an Eligible Participant by reason of the termination of his relationship with the Company and/or any of its subsidiaries on any one or more of the grounds that he has been guilty of serious misconduct, or has committed any act of bankruptcy or is unable to pay his or her debts or has become insolvent or has made any arrangement or has compromised with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty or in relation to an employee of the Company and/or any of its subsidiaries (if so determined by the Board) on any other ground on which an employer would be entitled to terminate his employment at common law or pursuant to any applicable

laws or under the Grantee's service contract with the company or the relevant subsidiary, his or her option will lapse and not be exercisable on the date of termination of his or her relationship with the Company and/or any of its subsidiaries.

13. Rights on takeover

If a general offer is made to all the holders of Shares (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional (with the meaning of the Hong Kong Code on Takeovers and Mergers), the grantee (or his or her legal personal representatives) shall be entitled to exercise the option in full or in part (to the extent not already exercised) thereafter and up to the closing date of such offer (or any revised offer).

14. Rights on scheme of arrangement for the Company

If a general offer by way of a scheme of arrangement is made to all the holders of Shares and the scheme has been approved by the necessary number of holders of Shares at the requisite meetings, the grantee (or his or her legal personal representatives) may, thereafter (but before such time as shall be notified by the Company and in any case, before the scheme becomes effective) exercise the Option to its full extent or to the extent specified in such notice. Upon such scheme of arrangement becoming effective, all options shall, to the extent that they have not been exercised, lapsed and determined.

15. Rights on winding-up

In the event of an effective resolution being passed by the Shareholders for the voluntary winding-up of the Company or an order of the court is made for the winding-up of the Company, the grantee of an option (or his legal personal representative(s)) may by notice in writing to the Company within 21 days after the date of such resolution elect to be treated as if his option (to the extent not already exercised) had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in the notice and shall accordingly be entitled to receive out of the assets available in the liquidation pari passu with the holders of Shares such sum as would have been received in respect of the Shares the subject of such election reduced by an amount equal to the exercise price which would otherwise have been payable in respect thereof.

16. Lapse of the options

An option will lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(a) the expiry date relevant to that option;

(b) the expiry of any of the periods referred to in paragraphs 11, 13 or 14 above;

(c) the date of commencement of the winding-up of the Company (as determined in accordance with the applicable law) as referred to in paragraph 15 above;

(d) the date on which the scheme for the reconstruction of the Company or its amalgamation with any other company or companies, becomes effective as referred to in paragraph 14 above;

(e) the date on which the grantee ceases to be an Eligible Participant by reason of the termination of his relationship with the Company and/or any of its subsidiaries on any one or more of the grounds specified in paragraph 12 above. A resolution of the Board or the board of directors of the relevant subsidiary to the effect that the employment of a grantee has or has not been terminated on one or more of the grounds specified in paragraph 12 above shall be conclusive;

(f) the date on which the grantee ceases to be an Eligible Participant for any reason (including termination of the grantee's employment with the Company and/or any of its subsidiaries by reason of redundancy or as a result of the grantee's own resignation) other than the termination of the grantee's employment on one or more of the grounds specified in paragraph 12; or

(g) the date on which the grantee commits a breach of the prohibitions specified in paragraph 8 above or the options are cancelled in accordance with paragraph 20 below.

17. Ranking of Shares

The Shares to be allotted upon the exercise of an option will not carry voting rights until completion of the registration of the grantee (or such other person nominated by the grantee) as the holder thereof. Subject to the aforesaid, Shares allotted and issued on the exercise of options will rank pari passu with and shall have the same voting, dividend, transfer and other rights, including those arising on liquidation of the Company as attached to the other fully-paid Shares in issue on the date of issue.

18. Effect of alterations to capital

In the event of a capitalisation issue, rights issue, sub-division or consolidation of shares or reduction of capital whilst any option may become or remains exercisable, such corresponding alterations (if any) shall be made in the number of Shares subject to any outstanding options and/or the exercise price of each outstanding option as the auditors of the Company or the independent financial adviser shall certify in writing to the Board to be in their opinion fair and reasonable and in compliance with Rule 17.03(13) of the Listing Rules and the note thereto. Any such alterations will be made on the basis that a grantee shall have the same proportion of the issued share capital of the Company for which any grantee of an option is entitled to subscribe pursuant to the options held by him before such alteration and the aggregate subscription price payable on the full exercise of any option is to remain as nearly as possible the same (and in any event not greater than) as it was before such event. No such

alteration will be made the effect of which would be to enable a Share to be issued at less than its nominal value. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations.

19. Alteration of New Scheme

The New Scheme may be altered in any respect by resolution of the Board except that:

(a) any alteration to the advantage of the grantees or the Eligible Participants (as the case may be) in respect of the matters contained in Rule 17.03 of the Listing Rules; and

(b) any material alteration to the terms and conditions of the New Scheme or any change to the terms of options granted (except any alterations which take effect automatically under the terms of the New Scheme),

shall first be approved by the Shareholders in general meeting provided that if the proposed alteration shall adversely affect an option granted or agreed to be granted prior to the date of alteration, such alteration shall be further subject to the grantees' approval in accordance with the terms of the New Scheme. The amended terms of the New Scheme shall still comply with the Chapter 17 of the Listing Rules and any change to the authority of the Board in relation to any alteration to the terms of the New Scheme must be approved by Shareholders in general meeting.

20. Cancellation of options

Any cancellation of options granted but not exercised must be approved by the grantee of the relevant options. Where the Company cancels options and issues new ones to the same grantee, the issue of such new options may only be made under the New Scheme with available unissued options (excluding the cancelled options) within the limit approved by Shareholders.

21. Termination of the New Scheme

The Company may by resolution in general meeting or the Board may at any time terminate the New Scheme and in such event no further option shall be offered but the provisions of New Scheme shall remain in force to the extent necessary to give effect to the exercise of any option granted prior to the termination or otherwise as may be required in accordance with the provisions of the New Scheme. Options granted prior to such termination at the time of termination shall continue to be valid and exercisable in accordance with the New Scheme.

22. Condition of the New Scheme

The New Scheme is conditional on (a) the Shareholders' approval of the adoption of the New Scheme and termination of the Existing Scheme at the EGM; and (b) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the

Shares which may fall to be issued pursuant to the exercise of options granted pursuant thereto, the total number of which shall not exceed 10 per cent of the total number of Shares in issue as at the date of approval of the New Scheme.

23. Disclosure in annual and interim reports

The Company will disclose details of the New Scheme in its annual and interim reports including the number of options, date of grant, exercise price, exercise period, vesting period and (if appropriate) a valuation of options granted during the financial year/period in the annual/interim reports in accordance with the Listing Rules in force from time to time.

24. Present status of the New Scheme

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the Shares which may fall to be issued pursuant to the exercise of the options granted under the New Scheme, the total number of which shall not exceed 10 per cent of the total number of Shares in issue as at the date of approval of the New Scheme.

Values of all options that can be granted under the New Scheme

The Board considers that it is not appropriate or helpful to Shareholders to state the value of all options that can be granted pursuant to the New Scheme as if they had been granted at the Latest Practicable Date. The Board believes that any statement regarding the value of the options as at the Latest Practicable Date will not be meaningful to the Shareholders, since the options to be granted shall not be assignable, and no holder of the option shall in any way sell, transfer, charge, mortgage or create any interest (legal or beneficial) in favour of any third party over or in relation to any option.

In addition, the calculation of the value of the options is based on a number of variables such as the exercise price, the exercise period, interest rate, expected volatility and other relevant variables. The Board believes that any calculation of the value of the options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and would be misleading to the Shareholders.

CHINA LAND NEW SCHEME

Summary of terms

The following is a summary of the principal terms of the China Land New Scheme to be adopted at the SGM.

1. **Purpose**

The purpose of the China Land New Scheme is to enable China Land to grant options to any employees (whether full time or part time), executives or officers, directors (including executive and non-executive) of China Land or any of its subsidiaries and any business consultants, agents, legal or financial advisers of China Land or any of its subsidiaries who, in the sole discretion of the China Land Board, will contribute or have contributed to China Land or any of its subsidiaries as incentives and/or rewards for their contribution to China Land or such subsidiaries.

2. **Who may join**

The China Land Board may, at its discretion, offer China Land Participants, being, any employees (whether full time or part time), executives or officers, directors (including executive and non-executive) of China Land or any of its subsidiaries and any business consultants, agents, legal or financial advisers of China Land or any of its subsidiaries who, in the sole discretion of the China Land Board, will contribute or have contributed to China Land or any of its subsidiaries, options to subscribe for such number of China Land Shares as the China Land Board may determine at an exercise price determined in accordance with paragraph 5 below. Upon acceptance of the option, the grantee shall pay HK$1.00 to China Land by way of consideration for the grant.

3. **Maximum number of China Land Shares**

The maximum number of China Land Shares which may be issued upon exercise of all options to be granted under the China Land New Scheme and any other share option scheme(s) of China Land (which for this purpose, excludes the China Land Existing Scheme) must not exceed 10 per cent of the China Land Shares in issue on the date of approval and adoption of the China Land New Scheme by the Shareholders and the China Land Shareholders (which is expected to be 4 June 2002, being the date of the EGM and the SGM). China Land Shares which would have been issuable pursuant to options which have lapsed in accordance with the terms of such share option scheme(s) will not be counted for the purpose of the 10 per cent limit.

Subject to the issue of a circular by China Land (and if required, the Holding Company) and the approval of the China Land Shareholders (and if required, the shareholders of the Holding

Company) in general meeting and/or such other requirements prescribed under the Listing Rules from time to time, the China Land Board may:

(a) refresh this limit at any time to 10 per cent of the total number of China Land Shares in issue as at the date of the approval by the China Land Shareholders (and if required, the shareholders of the Holding Company) in general meeting (options previously granted under any share option scheme(s) of China Land (including those outstanding, cancelled, lapsed in accordance with such scheme(s) or exercised option(s)) will not be counted for the purpose of calculating the limit as refreshed); and/or

(b) grant options beyond the 10 per cent limit to China Land Participants specifically identified by the China Land Board whereupon China Land (and if required, the Holding Company) shall send a circular to the China Land Shareholders (and if required, the shareholders of the Holding Company) containing, amongst other things, a generic description of the specified Participants who may be granted such option(s), the number and terms of the option(s) to be granted and the purpose of granting option(s) to the specified participant(s) with an explanation as to how the option(s) serve such purpose.

Notwithstanding the foregoing, the China Land Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the China Land New Scheme and any other share option scheme(s) of China Land at any time shall not exceed 30 per cent of the China Land Shares in issue from time to time. No options shall be granted under any scheme(s) of China Land or any of its subsidiaries if this will result in the 30 per cent limit being exceeded.

4. Maximum number of options to any one individual

Subject to the limit stated in paragraph 6 below, the total number of China Land Shares issued and which may fall to be issued upon exercise of the options granted under the China Land New Scheme and any other share option scheme(s) of China Land (including exercised, cancelled and outstanding options) to each China Land Participant in any 12-month period up to and including the date of grant shall not exceed one (1) per cent of the total number of China Land Shares in issue as at the date of grant.

Any further grant of options in excess of this one (1) per cent limit shall be subject to the issue of a circular by China Land (and if required, the Holding Company) and the approval of the China Land Shareholders (and if required, the shareholders of the Holding Company) in general meeting with such China Land Participant and his associates (as defined in the Listing Rules) abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time. Any circular to be issued by China Land (and if required, the Holding Company) must disclose amongst other things, the identity of the China Land Participant, the number and terms of the options to be granted (and options previously granted to such China Land Participant).

5. Price of China Land Shares

The subscription price for a China Land Share in respect of any particular option granted under the China Land New Scheme (which shall be payable upon exercise of the option) shall be such price as the China Land Board in its absolute discretion shall determine, save that such price must not be less than the highest of (a) the closing price of the China Land Shares as stated in the Stock Exchange's daily quotations sheet on the date of grant, which must be a business day; (b) the average of the closing prices of the China Land Shares as stated in the Stock Exchange's daily quotations sheet for the five business days immediately preceding the date of grant; and (c) the nominal value of a China Land Share.

6. Granting options to connected persons

Any grant of options to a director, chief executive or substantial shareholder of China Land or any of their respective associates (as defined in the Listing Rules) is required to be approved by the independent non-executive directors of China Land (and if required, the independent non-executive directors of the Holding Company), (excluding the independent non-executive director(s) of China Land who is/are the grantee(s) of the options).

If China Land proposes to grant options to a substantial shareholder (as defined in the Listing Rules) of China Land or any independent non-executive director of China Land or their respective associates (as defined in the Listing Rules) which will result in the number of China Land Shares issued and to be issued upon exercise of options granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of the offer of such grant:

(a) representing in aggregate over 0.1 per cent of the total number of China Land Shares in issue on the date of the offer; and

(b) having an aggregate value in excess of HK$5 million, based on the closing price of the China Land Shares as stated in the daily quotation sheet of the Stock Exchange at the date of each offer,

such further grant of options will be subject to the issue of a circular by China Land (and if required, by the Holding Company) and the approval of the China Land Shareholders (and if required, by the shareholders of the Holding Company) in general meeting on a poll at which all connected person(s) (as defined in the Listing Rules) of China Land shall abstain from voting, and/or such other requirements prescribed under the Listing Rules from time to time. A connected person (as defined in the Listing Rules) of China Land will be permitted to vote against the grant only if his intention to do so has been stated in the circular.

7. Restrictions on the time of grant of options

A grant of options may not be made after a price-sensitive event has occurred or a price sensitive matter has been the subject of a decision until such price-sensitive information has been published in the newspapers. In particular, no options may be granted during the period commencing one month immediately preceding the earlier of (a) the date of the China Land Board meeting for the approval of China Land's annual or interim results; and (b) the deadline for China Land to publish its annual or interim results announcement under the listing agreement and ending on the date of actual publication of the results announcement.

8. Rights are personal to grantee

An option is personal to the grantee and the grantee may not in any way sell, transfer, charge, mortgage, encumber or create any interest in favour of any third party over or in relation to any option or attempt to do so.

9. Time of exercise of option

There is no specific requirement that an option must be held for any minimum period before it can be exercised but the China Land Board is empowered to impose at its discretion any such minimum period at the time of grant of any particular option. The China Land Board is currently unable to determine such minimum period. The date of grant of any particular option is the date when the duplicate offer document constituting acceptance of the option duly signed by the grantee, together with a remittance in favour of China Land of HK$1.00 by way of consideration is received by China Land, such date must be on or before the 30th day after the option is offered to the relevant grantee. The period during which an option may be exercised will be determined by the China Land Board at its absolute discretion, save that no option may be exercised more than 10 years from the date of grant. No option may be granted more than 10 years after the date of approval of the China Land New Scheme. Subject to earlier termination by China Land (and if required, the Holding Company) in general meeting or by the China Land Board, the China Land New Scheme shall be valid and effective for a period of 10 years from the date of adoption of the China Land New Scheme by China Land Shareholders by resolution at a general meeting.

10. Performance Target

The China Land Board has the discretion to require a particular grantee to achieve certain performance targets specified at the time of grant before any option granted under the China Land New Scheme can be exercised. There are no specific performance targets stipulated under the terms of the China Land New Scheme and the China Land Board is unable to determine such restriction on the exercise of the options granted under the China Land New Scheme.

11. Rights on ceasing to be a China Land Participant and death

(a) In the event of the grantee ceasing to be a China Land Participant for any reason other than on his or her death or the termination of his or her relationship with China Land and/or any of its subsidiaries on one or more of the grounds specified in paragraph 12 below, the grantee may exercise the option up to his or her entitlement at the date of cessation of being a China Land Participant (to the extent not already exercised) within the period of one month following the date of such cessation. In relation to a grantee who is a China Land Participant by reason of his or her employment with China Land or any of its subsidiaries, the date of cessation of being a China Land Participant shall be the last actual working day with China Land or the relevant subsidiary whether salary is paid in lieu of notice or not.

(b) In the case of the grantee ceasing to be a China Land Participant by reason of death and none of the events which would be a ground for termination of his or her relationship with China Land and/or any of its subsidiaries under paragraph 12 below arises, the legal representative(s) of the grantee shall be entitled within a period of 12 months or such longer period as the China Land Board may determine from the date of death to exercise the option in full (to the extent not already exercised).

12. Lapse of option on misconduct, bankruptcy or dismissal etc.

If a grantee ceases to be a China Land Participant by reason of the termination of his relationship with China Land and/or any of its subsidiaries on any one or more of the grounds that he has been guilty of serious misconduct, or has committed any act of bankruptcy or is unable to pay his or her debts or has become insolvent or has made any arrangement or has compromised with his or her creditors generally, or has been convicted of any criminal offence involving his or her integrity or honesty or in relation to an employee of China Land and/or any of its subsidiaries (if so determined by the China Land Board) on any other ground on which an employer would be entitled to terminate his employment at common law or pursuant to any applicable laws or under the grantee's service contract with the company or the relevant subsidiary, his or her option will lapse and not be exercisable on the date of termination of his or her relationship with China Land and/or any of its subsidiaries.

13. Rights on takeover

If a general offer is made to all the China Land Shareholders (or all such holders other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror) and such offer becomes or is declared unconditional (within the meaning of the Hong Kong Code on Takeovers and Mergers), the grantee (or his or her legal personal representatives) shall be entitled to exercise the option in full or in part (to the extent not already exercised) at any time within 14 days after the date on which the offer becomes or is declared unconditional.

14. Rights on compromise or arrangement between China Land and its members or creditors

If, pursuant to the Companies Act 1981 of Bermuda (as amended from time to time), a compromise or arrangement between China Land and its members and/or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of China Land or its amalgamation with any other company or companies, China Land shall give notice thereof to all the grantees (together with a notice of the existence of the provisions of this paragraph) on the same day as it despatches to members and/or creditors of China Land a notice summoning the meeting to consider such a compromise or arrangement, and thereupon each grantee shall be entitled to exercise all or any of his/her options in whole or in part at any time prior to 12:00 noon (Hong Kong time) on the business day immediately preceding the date of the meeting directed to be convened by the relevant court for the purposes of considering such compromise or arrangement and if there are more than one meeting for such purpose, the date of the first meeting. With effect from the date of such meeting, the rights of all grantees to exercise their respective options shall forthwith be suspended. Upon such compromise or arrangement becoming effective, all options shall, to the extent that they have not been exercised, lapse and determine. The China Land Board shall endeavour to procure that the China Land Shares issued as a result of the exercise of options in such circumstances shall for the purposes of such compromise or arrangement form part of the issued share capital of China Land on the effective date thereof and that such China Land Shares shall in all respects be subject to such compromise or arrangement. If for any reason such compromise or arrangement is not approved by the relevant court (whether upon the terms presented to the relevant court or upon any other terms as may be approved by such court) the rights of the grantees to exercise their respective options shall with effect from the date of the making of the order by the relevant court be restored in full as if such compromise or arrangement had not been proposed by China Land and no claim shall lie against China Land or any of its officers for any loss or damage sustained by any grantee as a result of the aforesaid suspension.

15. Rights on winding-up

In the event of an effective resolution being passed by the China Land Shareholders for the voluntary winding-up of China Land or an order of the court is made for the winding-up of China Land, the grantee of an option (or his legal personal representative(s)) may by notice in writing to China Land within 21 days after the date of such resolution elect to be treated as if his option (to the extent not already exercised) had been exercised immediately before the passing of such resolution either to its full extent or to the extent specified in the notice and shall accordingly be entitled to receive out of the assets available in the liquidation pari passu with the holders of China Land Shares such sum as would have been received in respect of the China Land Shares the subject of such election reduced by an amount equal to the exercise price which would otherwise have been payable in respect thereof.

16. Lapse of the options

An option will lapse automatically and not be exercisable (to the extent not already exercised) on the earliest of:

(a) the expiry date relevant to that option;

(b) the expiry of any of the periods referred to in paragraphs 11, 13 or 14 above;

(c) the date of commencement of the winding-up of China Land (as determined in accordance with the applicable law) as referred to in paragraph 15 above;

(d) the date on which the scheme for the reconstruction of China Land or its amalgamation with any other company or companies, becomes effective as referred to in paragraph 14 above;

(e) the date on which the grantee ceases to be a China Land Participant by reason of the termination of his relationship with China Land and/or any of its subsidiaries on any one or more of the grounds specified in paragraph 12 above. A resolution of the China Land Board or the board of directors of the relevant subsidiary to the effect that the employment of a grantee has or has not been terminated on one or more of the grounds specified in paragraph 12 above shall be conclusive;

(f) the date on which the grantee commits a breach of the prohibitions specified in paragraph 8 above or the options are cancelled in accordance with paragraph 20 below; or

(g) the date on which the grantee ceases to be so employed by China Land and/or any of its subsidiaries during the 12-month period following the commencement date in respect of his/her particular option.

17. Ranking of China Land Shares

The China Land Shares to be allotted upon the exercise of an option will not carry voting rights until completion of the registration of the grantee (or such other person nominated by the grantee) as the holder thereof. Subject to the aforesaid, China Land Shares allotted and issued on the exercise of options will rank pari passu with and shall have the same voting, dividend, transfer and other rights, including those arising on liquidation of China Land as attached to the other fully-paid China Land Shares in issue on the date of issue.

18. Effect of alterations to capital

In the event of a capitalisation issue, rights issue, sub-division or consolidation of shares or reduction of capital whilst any option may become or remains exercisable, such corresponding alterations (if any) shall be made in the number of China Land Shares subject to any outstanding options and/or the exercise price of each outstanding option as the auditors of China Land or the independent financial adviser shall certify in writing to the China Land Board to be in their opinion fair and reasonable and in compliance with Rule 17.03(13) of the Listing Rules and the note thereto. Any such alterations will be made on the basis that a grantee shall have the same proportion of the issued share capital of China Land for which any grantee of an option is entitled to subscribe pursuant to the options held by him before such alteration and the aggregate subscription price payable on the full exercise of any option is to remain as nearly as possible the same (and in any event not greater than) as it was before such event. No such alteration will be made the effect of which would be to enable a China Land Share to be issued at less than its nominal value. The issue of securities as consideration in a transaction is not to be regarded as a circumstance requiring any such alterations.

19. Alteration of China Land New Scheme

The China Land New Scheme may be altered in any respect by resolution of the China Land Board except that:

(a) any alteration to the advantage of the grantees or the China Land Participants (as the case may be) in respect of the matters contained in Rule 17.03 of the Listing Rules;

(b) any change to the authority of the China Land Board or scheme administrators in relation to any alteration to the terms of the China Land New Scheme; or

(c) any material alteration to the terms and conditions of the China Land New Scheme or any change to the terms of options granted (except any alterations which take effect automatically under the terms of the China Land New Scheme),

shall first be approved by the China Land Shareholders (and if required, the shareholders of the Holding Company) in general meeting provided that if the proposed alteration shall adversely affect an option granted or agreed to be granted prior to the date of alteration, such alteration shall be further subject to the grantees' approval in accordance with the terms of the China Land New Scheme. The amended terms of the China Land New Scheme shall still comply with Chapter 17 of the Listing Rules.

20. Cancellation of options

Any cancellation of options granted but not exercised must be approved by the grantee of the relevant options. Where China Land cancels options and issues new ones to the same grantee,

the issue of such new options may only be made under the China Land New Scheme with available unissued options (excluding the cancelled options) within the limit approved by China Land Shareholders (and if required, the shareholders of the Holding Company).

21. *Termination of the China Land New Scheme*

The Company (and if required, the Holding Company) may by resolution in general meeting or the Board may at any time terminate the China Land New Scheme and in such event no further option shall be offered but the provisions of China Land New Scheme shall remain in force to the extent necessary to give effect to the exercise of any option granted prior to the termination or otherwise as may be required in accordance with the provisions of the China Land New Scheme. Options granted prior to such termination at the time of termination shall continue to be valid and exercisable in accordance with the China Land New Scheme.

22. Condition of the China Land New Scheme

The China Land New Scheme is conditional on (a) the China Land Shareholders' approving the adoption of the China Land New Scheme and termination of the China Land Existing Scheme at the SGM; (b) the approval of the Shareholders at the EGM; (c) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the China Land Shares which may fall to be issued upon the exercise of options granted pursuant thereto, the total number of which shall not exceed 10 per cent of the total number of China Land Shares in issue as at the date of approving of the China Land New Scheme; and (d) the Bermuda Monetary Authority granting approval for the granting of the options and the allotment and issue of the China Land Shares upon the exercise of the options.

23. Present status of the China Land New Scheme

Application has been made to the Listing Committee of the Stock Exchange for the listing of, and permission to deal in, the China Land Shares which may fall to be issued pursuant to the exercise of the options granted under the China Land New Scheme, the total number of which shall not exceed 10 per cent of the total number of China Land Shares in issue as at the date of approving of the China Land New Scheme.

Values of all options that can be granted under the China Land New Scheme

Each of the China Land Board and the Board considers that it is not appropriate or helpful to China Land Shareholders or the Shareholders to state the value of all options that can be granted pursuant to the China Land New Scheme as if they had been granted at the Latest Practicable Date. Each of the China Land Board and the Board believes that any statement regarding the value of the options as at the Latest Practicable Date will not be meaningful to the China Land Shareholders and the Shareholders, since the options to be granted shall not be assignable, and no holder of the option shall in any way sell, transfer, charge, mortgage or create any interest (legal or beneficial) in favour of any third party over or in relation to any option.

In addition, the calculation of the value of the options is based on a number of variables such as the exercise price, the exercise period, interest rate, expected volatility and other relevant variables. Each of the China Land Board and the Board believes that any calculation of the value of the options as at the Latest Practicable Date based on a great number of speculative assumptions would not be meaningful and would be misleading to the China Land Shareholders and the Shareholders.

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(incorporated in Hong Kong with limited liability)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of China Strategic Holdings Limited (the "Company") will be held immediately after an extraordinary general meeting of the Company at 10:00 a.m. on Tuesday, 4 June 2002 at 7/F, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong for the purpose of considering and, if thought fit, passing the following resolutions as ordinary resolutions of the Company:

ORDINARY RESOLUTIONS

1. "**THAT** subject to and conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granting listing of, and permission to deal in, the shares of HK$0.10 each in the capital of the Company ("Shares") to be issued pursuant to the exercise of options which may be granted under the new share option scheme, the total number of which shall not exceed ten per cent. of the issued share capital of the Company as at the date of this resolution. A copy of which is produced to this meeting marked "A" and signed by the chairman of this meeting for the purpose of identification (the "New Scheme"),

   (a) the operation of the existing share option scheme (the "Existing Scheme") adopted by the Company by ordinary resolution of its shareholders on 20 July 1992 be terminated and that no further options will be granted under the Existing Scheme but in all other respects the provisions of the Existing Scheme shall remain in force to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the Existing Scheme and options granted prior to such termination shall continue to be valid and exercisable in accordance with the Existing Scheme; and

   (b) the rules of the New Scheme be and are hereby approved and adopted and that the directors of the Company be and they are hereby authorised:

      (i) to administer the New Scheme under which the options will be granted to eligible participants under the New Scheme to subscribe for Shares;

      (ii) to modify and/or amend the rules of the New Scheme from time to time subject to the provisions of such rules;

      (iii) to issue and allot from time to time such number of Shares as may be required to be issued pursuant to the exercise of the options under the New Scheme; and

(iv) to make application at the appropriate time to the Stock Exchange, and any other stock exchange upon which the Shares may for the time being be listed, for listing of, and permission to deal in, the Shares which may thereafter from time to time issued and allotted pursuant to the exercise of the options under the New Scheme."

2. **"THAT** subject to and conditional upon (i) the Listing Committee of the Stock Exchange granting listing of, and permission to deal in, the shares of US$0.02 each ("China Land Shares") in the capital of China Land Group Limited ("China Land") to be issued pursuant to the exercise of options which may be granted under the new share option scheme of China Land, the total number of which shall not exceed ten per cent. of the issued share capital of China Land as at the date of passing this resolution. A copy of the new share option scheme of China Land is produced to this meeting marked "B" and signed by the chairman of the meeting for the purpose of identification ("China Land New Scheme"); (ii) approval of the China Land New Scheme by the shareholders of China Land; and (iii) the permission from the Bermuda Monetary Authority being obtained for the granting of the options pursuant to the China Land New Scheme and the allotment and issue of the China Land Shares pursuant to the exercise of the options granted under the China Land New Scheme:

(a) the operation of the existing share option scheme of China Land (the "China Land Existing Scheme") adopted by China Land by ordinary resolution of the shareholders of China Land on 27 June 2000 be terminated and that no further options will be granted under the China Land Existing Scheme but in all other respects the provisions of the China Land Existing Scheme shall remain in force to the extent necessary to give effect to the exercise of any options granted prior thereto or otherwise as may be required in accordance with the provisions of the China Land Existing Scheme and options granted prior to such termination shall continue to be valid and exercisable in accordance with the China Land Existing Scheme; and

(b) the rules of the China Land New Scheme be and are hereby approved and adopted and that the directors of China Land be and they are hereby authorised:

(i) to administer the China Land New Scheme under which the options will be granted to eligible participants under the China Land New Scheme to subscribe for China Land Shares;

(ii) to modify and/or amend the rules of the China Land New Scheme from time to time subject to the provisions of such rules;

(iii) to issue and allot from time to time such number of China Land Shares as may be required to be issued pursuant to the exercise of the options under the China Land New Scheme; and

(iv) to make application at the appropriate time to the Stock Exchange, and any other stock exchange upon which the China Land Shares may for the time being be listed, for listing of, and permission to deal in, the China Land Shares which may thereafter from time to time be issued and allotted pursuant to the exercise of the options under the China Land New Scheme."

By order of the Board
Chan Yan Yan, Jenny
Company Secretary

Hong Kong, 18 May 2002

Registered office:
8th Floor,
Paul Y. Centre,
51 Hung To Road,
Kwun Tong,
Kowloon,
Hong Kong

Notes:

1. A form of proxy for use at the meeting is enclosed herewith.

2. The instrument appointing a proxy shall be in writing under the hand of the appointor or of his/her attorney duly authorised in writing or, if the appointor is a corporation, either under its seal or under the hand of any officer, attorney or other person authorised to sign the same.

3. Any member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member of the Company.

4. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of such power or authority, must be lodged at the Company's share registrar, Standard Registrars Limited, at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjourned meeting (as the case may be).

5. Completion and return of the form of proxy will not preclude members from attending and voting in person at the meeting or at any adjourned meeting (as the case may be) should they so wish, and is such event, the form of proxy shall be deemed to be revoked.

6. Where there are joint registered holders of any share of the Company, any one of such joint holders may vote, either in person or by proxy, in respect of such share as if he/she was solely entitled thereto, but if more than one of such joint holders are present at the meeting, the most senior shall alone be entitled to vote, whether in person or by proxy. For this purpose, seniority shall be determined by the order in which the names stand in the register of members of the Company in respect of the joint holding.

(iv) 於適當時候向聯交所及中國置地股份當時可能上市之任何其他交易所申請，批准其後不時因根據中國置地新計劃授出之購股權獲行使而配發及發行之中國置地股份上市及買賣。」

承董事會命
公司秘書
陳欣欣

香港，二零零二年五月十八日

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 隨附於會上使用之代表委任表格。

2. 委任代表之文據須由委任人親手簽署或獲其正式授權之代表以書面作出委任，或倘委任人為一間公司，則須蓋印或由任何高級職員、授權代表或其他獲授權簽署之人士親手簽署。

3. 凡有權出席大會並於會上投票之股東，均可委任多於一位代表代其出席及投票表決。受委代表毋須為本公司股東。

4. 代表委任表格連同授權書或其他經簽署之授權文件(如有)(或經公證人簽署證明之該等文件副本)，最遲須於大會或任何續會(如適用)舉行時間48小時前送交本公司之股份過戶登記處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方屬有效。

5. 閣下填妥及交回代表委任表格後，仍可親身出席大會或任何續會(如適用)並於會上投票，在此情況下，代表委任表格應被視作已撤回。

6. 倘股東為任何本公司股份之聯名登記持有人，則任何一位聯名持有人均可親身或委派代表於會上就有關股份投票，猶如其為唯一有權投票之人士，惟倘多於一位聯名持有人出席大會，則僅有就該等股份排名首位之人士方有權投票(不論親身或由委任代表代為投票)。就此而言，享有優先權者乃按本公司股東名冊中有關聯名股權之排名次序而定。

(iv) 於適當時候向聯交所及股份當時可能上市之任何其他交易所申請，批准其後不時因根據新計劃授出之購股權獲行使而配發及發行之股份上市及買賣。」

2. 「**動議**待(並以之為條件)(i)聯交所上市委員會批准按中國置地之新購股權計劃(中國置地新購股權計劃註有「B」字樣之副本已提呈大會，並由大會主席簽署以資識別)(「中國置地新計劃」)授出之購股權獲行使時將予發行之中國置地集團有限公司(「中國置地」)股本中每股面值0.02美元之股份(「中國置地股份」)(股份總數不得超過通過決議案之日中國置地已發行股本之10%)上市及買賣；(ii)中國置地股東批准中國置地新計劃；及(iii)獲百慕達金融管理局允許中國置地根據中國置地新計劃授出購股權，以及根據中國置地新計劃授出之購股權獲行使時配發及發行中國置地股份：

(a) 終止中國置地之股東於二零零零年六月二十七日通過普通決議案予以採納中國置地之現行購股權計劃(「中國置地現有購股權計劃」)，且不會再根據中國置地現有購股權計劃授出任何購股權，但就所有其他方面而言，中國置地現有購股權計劃之條文將繼續有效，以使在此之前授出之任何購股權可予行使、或根據中國置地現有購股權計劃之條文規定而在其他方面仍然有效，而終止中國置地現有購股權計劃前授出之購股權按照中國置地現有購股權計劃應繼續有效，並可予行使；及

(b) 批准並採納中國置地新計劃之規則，且授權中國置地董事：

(i) 管理中國置地新計劃，據此將根據中國置地新計劃向合資格參與者授出購股權以認購中國置地股份；

(ii) 按新計劃規則之條文不時修改及／或修訂該等規則；

(iii) 不時發行及配發按照中國置地新計劃授出之購股權獲行使時須予發行之數目之中國置地股份；及

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)

茲通告中策集團有限公司(「本公司」)謹訂緊接本公司於二零零二年六月四日星期二上午十時正召開股東特別大會後，在香港九龍觀塘鴻圖道51號保華企業中心7樓召開股東特別大會，以考慮並酌情通過下列決議案為本公司之普通決議案：

普通決議案

1. 「**動議**待(並以之為條件)香港聯合交易所有限公司(「聯交所」)上市委員會批准按新購股權計劃(該購股權計劃註有「A」字樣之副本已提呈大會，並由大會主席簽署以資識別)(「新計劃」)可予授出之購股權獲行使時將予發行本公司股本中每股面值0.10港元之股份(「股份」)(股份總數不得超過通過決議案之日本公司已發行股本之10%)上市及買賣後，

    (a) 終止本公司股東於一九九二年七月二十日通過普通決議案予以採納之現有購股權計劃(「現有計劃」)，且不會再根據現有計劃授出任何購股權，但就所有其他方面而言，現有計劃之條文將繼續有效，以使在此之前授出之任何購股權可予行使、或根據現有計劃之條文規定而在其他方面仍然有效，而終止現有計劃前授出之購股權按照現有計劃應繼續有效，並可予行使；及

    (b) 批准並採納新計劃之規則，且授權本公司董事：

        (i) 管理新計劃，據此將根據新計劃向合資格參與者授出購股權以認購股份；

        (ii) 按新計劃規則之條文不時修改及／或修訂該等規則；

        (iii) 不時發行及配發按照新計劃授出之購股權獲行使時須予發行之數目之股份；及

此外，購股權之價值乃根據多個變數而計算，如行使價、行使期間、利率、預期波幅及其他有關變數。中國置地董事會及本公司董事會相信，根據大量揣測性假設計算購股權於最後實際可行日期之價值，對中國置地股東及本公司股東而言可能並無意義及可能誤導股東。

劃，該等新購股權只有在可供未發行之購股權（不包括已註銷之購股權）仍在中國置地股東（及如有需要，控股公司之股東）批准之限額內方可發行。

21. 終止中國置地新計劃

本公司（及如有需要，控股公司）可透過在股東大會提呈決議案及董事會可於任何時間終止中國置地新計劃，若此，則不會再授出購股權，惟新購股權之條款應繼續有效，以使在終止中國置地新計劃前授出之任何購股權可予行使，或根據中國置地新計劃之條文之規定在其他方面仍然有效。根據中國置地新計劃，在終止前授出之購股權於終止時仍繼續有效並可予行使。

22. 中國置地新計劃之條款

中國置地新計劃須待下列條件達成後，方可生效：(a)中國置地股東在中國置地股東特別大會批准採納中國置地新計劃及終止中國置地現有計劃；(b)中策股東在中策股東特別大會批准；(c)聯交所上市委員會批准因行使根據中國置地新計劃授出之購股權而可予發行之中國置地股份上市及買賣，惟股份總數不得超逾批准中國置地新計劃之日已發行中國置地股份之總數10%；及(d)百慕達金融管理局批准授出購股權及行使購股權而配發及發行中國置地股份。

23. 中國置地新計劃之現況

本公司已向聯交所上市委員會提出申請，批准因行使根據中國置地新計劃授出之購股權而可予發行之中國置地股份上市及買賣，惟股份總數不得超逾批准中國置地新計劃之日已發行中國置地股份之總數10%。

根據中國置地新計劃可授出之所有購股權之價值

中國置地董事會及本公司董事會均認為，假設根據中國置地新計劃可予授出之所有購股權均於最後實際可行日期授出下，列明該等購股權之價值並不適宜或對中國置地股東或股東而言毫無幫助。中國置地董事會及本公司董事會相信，由於將予授出之購股權不得轉讓，故任何有關購股權於最後實際可行日期之價值之任何聲明對中國置地股東及本公司股東而言並無意義，而購股權持有人不得以任何方式為任何第三方之利益而出售、轉讓、抵押、按揭購股權，或對購股權設定任何權益（法律或實益）。

18. **股本變動之影響**

倘在任何購股權可予行使及仍可行使時進行資本化發行、供股、股份拆細或股份合併或削減股本，則須就任何尚未行使購股權可發行之中國置地股份數目及／或每項尚未行使購股權之行使價作出相應修訂(如有)，有關修訂須為中國置地核數師或獨立財務顧問以書面向中國置地董事會確認為公平合理並符合上市規則第17.03(13)條及其附註規定。任何該等修訂將以承授人享有在該變動前按其所持購股權原應可認購之中國置地已發行股本同樣比例，而全面行使任何購股權應付之總認購價應盡量與進行該事項前相同(並在任何情況下不可多於原應付之總認購價)。任何修訂不得導致中國置地股份以低於其面值發行。在交易中發行證券作為代價不會視為需作出任何該等修訂之情況。

19. **中國置地新計劃之修訂**

經中國置地董事會決議案通過，中國置地新計劃任何方面均可予以修訂，惟不包括下列事項：

(a) 就上市規則第17.03條所載事項對承授人或中國置地參與者(視乎情況而定)作出有利之修改；

(b) 對中國置地董事會或計劃管理人就更改中國置地計劃條款之權力之變更；或

(c) 對中國置地新計劃之條款及條件作出任何重大修訂，或對已授出之購股權之條款作出任何變動，惟按照中國置地新計劃之條款自動生效之修訂則除外，

以上事項須首先取得中國置地股東(及如有需要，控股公司之股東)在股東大會上批准，倘修訂建議對於修訂日期前已授出或已同意授出之購股權帶來不利影響，則該修訂須根據中國置地新計劃之條款，進一步取得承授人之批准。中國置地新計劃經修訂之條款仍須符合上市規則第17章之規定。

20. **註銷購股權**

註銷任何已授出但未行使之購股權均須取得有關購股權承授人之批准。如中國置地註銷購股權，並向同一承授人發出新購股權，根據中國置地新計

16. 購股權失效

購股權(以尚未行使者為限)於下述最早出現之日期自動失效及不可再獲行使：

(a) 購股權期限屆滿之日；

(b) 上文第11、13或14段所述任何期限屆滿之日；

(c) 上文第15段所指中國置地清盤生效之日(根據有關法例決定)；

(d) 上文第14段所指中國置地重組或與任何其他公司或多家公司合併之計劃生效之日；

(e) 因上文第12段所指之任何一項或多項原因承授人與中國置地及／或其任何附屬公司終止關係，承授人從而不再為參與者之日。中國置地董事會或有關附屬公司董事會就上文第12段所指之一項或多項原因而終止或不終止承授人之僱傭作出之決議案應為最終決定；

(f) 承授人違反上文第8段所指之禁令或購股權按下文第20段予以取註消之日；或

(g) 就特定購股權生效日12個月期間內承授人不再受僱於中國置地及／或其任何附屬公司之日。

17. 中國置地股份之地位

因行使購股權而配發之中國置地股份須在承授人(或其委派之其他人士)完成登記後才附有投票權。在上文限制下，因行使購股權而配發及發行之中國置地股份將與發行當日已發行之繳足股本中國置地股份享有相同之投票權、股息、轉讓及其他權利，包括中國置地清盤所產生之權利。

14. 中國置地與其股東或債權人提出妥協或安排時之權利

倘根據不時修訂之百慕達一九八一年公司法，中國置地與其股東及／或債權人因或就中國置地重組計劃或與任何其他公司或多家公司合併計劃提出妥協或安排，中國置地須於向中國置地股東及／或債權人發出召開有關考慮該妥協或安排之會議同日向承授人發出有關通告（連同本段條文已存在之通告），而每名承授人隨即可於緊接有關法院指令召開考慮該妥協或安排之會議（倘多於一個會議，首個有關會議）前一個營業日香港時間正午12時前於任何時間行使其所有或任何購股權之全數或部份。承授人行使其各自購股權之權利於該會議日即時暫停。待該妥協或安排生效後，所有未予行使之購股權應予失效及終結。中國置地董事會應致力促使在該等情況下因行使購股權而發行之中國置地股份在該妥協或安排生效日成為中國置地已發行股本之一部份，而該等中國置地股份在任何方面均應在該妥協或安排之規限下。倘因任何原因導致該妥協或安排不為有關法院批准（不論在向有關法院提呈條款或在該法院可能批准之任何其他條款），承授人行使其各自購股權之權利在有關法院頒佈法令之日起全數恢復，猶如中國置地從無提出該妥協或安排之建議，而任何承授人不得因上述暫停行使購股權而蒙受之任何損失或損害而向中國置地或其高級職員索償。

15. 清盤時之權利

倘中國置地正式通過有關中國置地作自願性清盤之決議案或法院發出指令將中國置地清盤，則購股權承授人（或其法定遺產代理人）可於上述決議案日期後21日內向中國置地發出書面通知，選擇被視作已於緊接通過上述決議案前行使全部或按上述通知所列數目之購股權（以尚未行使者為限），並因而可享有與中國置地股份持有人同等之權利，自清盤時在可供分派之資產中就該等中國置地股份選擇被視作已行使購股權而收取之款項，減原應就此支付與行使價相等之金額。

11. 終止作為中國置地參與者及身故時之權利

(a) 倘承授人除因身故或因下文第12段所指明之一個或多個理由而終止該承授人與中國置地及／或其任何附屬公司之關係而不再為中國置地參與者外，承授人可於不再為中國置地參與者之日後一個月內行使其於不再為中國置地參與者之日應可行使之購股權(以尚未行使者為限)。至於因受僱中國置地或其任何附屬公司而成為中國置地參與者之承授人，不再為中國置地參與者之日指為該承授人在中國置地或其任何附屬公司之最後一個實際工作日，而不論是否以支付薪金代替通知。

(b) 倘承授人因身故而不再為中國置地參與者，且並無發生下文第12段可成為終止該承授人與中國置地及／或其任何附屬公司關係之理由之事件，則其法定代理人可於其身故之日起12個月期間內(或由中國置地董事會決定之其他較長期間內)悉數行使其購股權(以尚未行使者為限)。

12. 購股權因承授人之不當行為、破產或解僱等事宜而失效

倘承授人因觸犯嚴重不當行為，或因破產或未能償還債項或已無力償債或已與其債權人達成一般性安排或債務妥協，或被裁定觸犯涉及其廉正或誠實之任何刑事罪行中之一個或多個原因，又或其作為中國置地及／或其任何附屬公司僱員(由董事會決定)因任何其他原因僱主有權根據普通法或任何適用法例或承授人與中國置地或有關附屬公司訂立之服務合約而終止該承授人與中國置地及／或其任何附屬公司之關係，因而不再為中國置地參與者，則其購股權將失效，並於該承授人終止與中國置地及／或其任何附屬公司之關係當日不能予以行使。

13. 收購時之權利

倘向中國置地全體股東(或除收購人及／或任何受收購人控制之人士及／或與收購人有聯繫或一致行動之人士以外之所有持有人)提呈全面收購建議，而該收購建議成為或宣佈為無條件(涵義見香港公司收購及合併守則)，則承授人(或其合法遺產代理人)可於該收購建議成為或宣佈為無條件當日後十四日內隨時行使全數或部份購股權(以尚未行使者為限)。

7. 對授出購股權時間之限制

影響股價事件發生後，或影響股價事項成為作出決定之主要考慮因素時，不得授出購股權，直至該等影響股價之資料已於報章刊登為止。尤其是，在緊接以下日期前一個月期間(以較早者為準)，不得授出購股權；(a)中國置地董事會通過中國置地年度或中期業績之會議日期；及(b)中國置地按上市協議刊發年度或中期業績公佈之期限及實際刊登業績公佈之日期時為止。

8. 權利屬承授人個人所有

購股權屬承授人個人所有，承授人不得以任何方式為任何第三方之利益而出售、轉讓、抵押、按揭購股權，或對購股權設立產權負擔或任何權益。

9. 行使購股權之期限

中國置地新計劃並無關於購股權可行使前須持有該購股權之最短期間之特定規定，但於授出任何特定購股權時，中國置地董事會有權酌情規定任何有關最短期間。中國置地董事會目前未能釐定該最短期間。授出任何特定購股權之日期指中國置地收到承授人正式簽署構成接納購股權之建議文件複本，並收到給予中國置地之代價1.00港元之日，而該日期不得遲於向有關承授人授出購股權之建議後第三十日。可行使購股權之期間將由中國置地董事會全權酌情決定，惟不得於授出購股權之日起計10年後行使。於批准中國置地新計劃之日起計10年後不得再授出任何購股權。中國置地新計劃將由中國置地股東於股東大會通過決議案採納新購股權計劃之日起計10年內有效，惟中國置地(及控股公司，如有需要)可於股東大會上或中國置地董事會可提早終止該計劃。

10. 表現目標

中國置地董事可酌情規定特定承授人須達到於授出購股權時訂明之表現目標，方可行使根據中國置地新計劃授出之任何購股權。中國置地新計劃之條款並無規定任何特定之表現目標，而中國置地董事會並未能對根據中國置地新計劃授出之購股權之行使釐定任何限制。

5.　**中國置地股份價格**

根據中國置地新計劃授出之任何特定購股權之中國置地股份認購價（須於行使購股權時支付）由中國置地董事會全權釐定，惟該價格不得低於下列三者中之最高者：(a)於授出購股權之日（該日須為營業日），聯交所每日報價表所示之中國置地股份收市價；(b)緊接授出購股權之日前五個營業日，聯交所每日報價表所示之中國置地股份平均收市價；及(c)中國置地股份之面值。

6.　**授予關連人士之購股權**

中國置地董事、行政總裁或主要股東或彼等各自之聯繫人士（定義見上市規則）獲授予任何購股權，須經獨立非執行董事（及倘有需要，經控股公司之獨立非執行董事）（不包括屬於購股權承授人之中國置地獨立非執行董事）批准。

倘中國置地建議向中國置地主要股東（定義見上市規則）或中國置地之獨立非執行董事或彼等各自之聯繫人士（定義見上市規則）授出任何購股權，會導致該名人士截至該次授出購股權之日（包括該日）止十二個月內，因行使已授出及可予授出之購股權（包括已行使、已註銷及未行使之購股權）而已發行及將予發行之中國置地股份總數：

(a)　合共超過建議授出購股權之日之已發行中國置地股份總數之0.1%；及

(b)　總值超過5,000,000港元，根據中國置地股份於每次建議授出購股權之日於聯交所每日報價表所示之收市價計算，

則須待中國置地（如有需要，由控股公司）刊發通函後經中國置地股東（如有需要，經控股公司股東）在股東大會上批准，而中國置地所有關連人士（定義見上市規則）均須放棄投票，及／或受上市規則不時訂明之其他規定所規限，方可授出該項購股權。中國置地所有關連人士（定義見上市規則）將獲准就購股權之授出投反對票，惟須在有關通函內表明其意向。

需要，由控股公司之股東）在股東大會批准後及／或受上市規則不時訂明之其他規定所規限下，中國置地董事會可：

(a) 在任何時間將該限額重訂為中國置地股東（及倘有需要，由控股公司之股東）在股東大會批准之日已發行中國置地股份總數之10%（根據中國置地任何購股權計劃於先前授出之購股權（包括根據該等購股權計劃尚未行使、已撤銷、失效或已行使之購股權）將不會計入重訂之限額內）；及／或

(b) 向中國置地董事會特定指明之合資格參與者授出10%限額以外之購股權，據此，中國置地（及倘有需要，由控股公司）須向中國置地股東（及倘有需要，向控股公司之股東）發出通函，當中載有（除其他事項外）可獲授予購股權之特定參與者之一般概況、將予授出之購股權數目及條款、授予該等特定參與者購股權之目的，並解釋購股權如何達到該目的。

儘管上文所述，在任何時間根據中國置地新計劃及中國置地任何其他購股權計劃所有已授出但尚未行使及有待行使之購股權而可予發行之股份數目，不得超過不時已發行股份之30%。倘根據中國置地或其任何附屬公司之任何計劃授出之購股權可導致超過30%之限額，則不得授出該等購股權。

4. 授予任何個人之最高購股權數目

在下文第6段所述限額之規限下，每名中國置地參與者因行使根據中國置地新計劃及中國置地任何其他購股權計劃授出之購股權（包括已行使、註銷及尚未行使之購股權）而於授出之日起計任何12個月內獲發行及可予發行之中國置地股份總數，不得超過獲授購股權當日已發行中國置地股份總數之1%。

倘進一步授出之購股權導致超過1%限額之數，中國置地（及倘有需要，由控股公司）則須發出通函，以及在股東大會獲得中國置地股東（及倘有需要，獲得控股公司之股東）之批准，而在會上該名中國置地參與者及其聯繫人士（定義見上市規則）須放棄投票，及／或遵守上市規則不時規定之其他要求。中國置地（及倘有需要，由控股公司）發出之通函，必須披露（其中包括）中國置地參與者之身份、將授出之購股權數目及年期（及先前授予該名中國置地參與者之購股權）。

中國置地新計劃

條款概要

在中國置地股東特別大會採納之中國置地新計劃之主要條款概要載列如下：

1. **目的**

中國置地新計劃之目的為使中國置地可向中國置地董事會全權認為將對或曾對中國置地或其任何附屬公司作出貢獻之中國置地或其任何附屬公司之任何僱員(不論全職或兼職)、行政人員、高級職員、董事(包括執行及非執行)或中國置地或其任何附屬公司之任何業務顧問、代理人、法律或財務顧問，就彼等向中國置地或其任何附屬公司作出之貢獻授出購股權，作為獎勵及／或報酬。

2. **符合資格人士**

中國置地董事會可酌情向中國置地參與者(中國置地董事會全權決定將來或已經為中國置地或其附屬公司作出貢獻之中國置地或其任何附屬公司之任何僱員(不論全職或兼職)、行政人員、高級職員、董事(包括執行及非執行)或中國置地或其任何附屬公司之任何業務顧問、代理人、法律或財務顧問)授出購股權，按下文第5段所釐定之行使價認購中國置地董事會所釐定數目之股份。承授人接納購股權後，須向中國置地支付1.00港元，作出獲授購股權之代價。

3. **中國置地股份最高數目**

因行使根據中國置地新計劃及中國置地任何其他購股權計劃(就此而言，不包括中國置地現有計劃)授出之所有購股權而可予發行之中國置地股份最高數目，不得超過股東及中國置地之股東於批准及採納中國置地新計劃之日(預期為二零零二年六月四日，即本公司股東特別大會及中國置地股東特別大會舉行之日)已發行股份之10%。根據該等購股權計劃之條款而失效之購股權可予發行之中國置地股份，將不計入10%之限額內。

在中國置地(及倘有需要，由控股公司)發出通函及中國置地股東(及倘有

計劃授出之購股權而可予發行之股份上市及買賣，惟股份總數不得超逾批准新計劃之日已發行股份總數之10%。

23. **於年報及中期報告作出披露**

本公司將根據不時有效之上市規則，於其年報及中期報告中披露新計劃之詳情，包括購股權數目、授出日期、行使價、行使期間、歸屬期及（如適用）於年報／中期報告內之財政年度／期間授出之購股權之估值。

24. **新計劃之現況**

本公司已向聯交所上市委員會提出申請，批准因行使根據新計劃授出之購股權而可予發行之股份上市及買賣，惟股份總數不得超逾批准新計劃之日已發行股份總數之10%。

根據新計劃可授出之所有購股權之價值

董事會認為，假設根據新計劃可予授出之所有購股權均於最後實際可行日期授出下，列明該等購股權之價值並不適宜之舉或對股東毫無幫助。董事會相信，由於將予授出之購股權不得轉讓，故任何有關購股權於最後實際可行日期之價值之任何聲明對股東而言並無意義，而購股權持有人不得以任何方式為任何第三方之利益而出售、轉讓、抵押、按揭購股權，或對購股權設定產權負擔或任何法律或實益權益。

此外，購股權之價值乃根據多個變數而計算，如行使價、行使期間、利率、預期波幅及其他有關變數。董事會相信，根據大量揣測性假設計算購股權於最後實際可行日期之價值，對股東而言可能並無意義及可能誤導股東。

情況下不可多於原應付之總認購價）。任何修訂不得導致股份以低於其面值發行。在交易中發行證券作為代價不會視為需作出任何該等修訂之情況。

19. 新計劃之修訂

經董事會決議案通過，新計劃任何方面均可予以修訂，惟不包括下列事項：

(a) 就上市規則第17.03條所載事項對承授人或合資格參與者（視乎情況而定）有利之修改；及

(b) 對新計劃之條款及條件作出任何重大修訂，或對已授出之購股權之條款作出任何變動，惟按照新計劃之條款自動生效之修訂則除外，

以上事項須首先取得股東在股東大會上批准，惟倘修訂建議對於修訂日期前已授出或已同意授出之購股權帶來不利影響，則該修訂須根據新計劃之條款，進一步取得承授人之批准。新計劃經修訂之條款仍須符合上市規則第17章之規定，而就董事會對新計劃條款作任何修訂之權力之任何更改須取得股東在股東大會上批准。

20. 註銷購股權

註銷任何已授出但未行使之購股權均須取得有關購股權承授人之批准。如本公司註銷購股權，並向同一承授人發出新購股權，根據新計劃，該等新購股權只有在可供未發行之購股權（不包括已註銷之購股權）仍在股東批准之限額內方可發行。

21. 終止新計劃

本公司可透過在股東大會提呈決議案及董事會可於任何時間終止新計劃，若此，則不會再授出購股權，惟新計劃之條款將繼續有效，以使在終止新計劃前授出之任何購股權可予行使，或根據新計劃之條文之規定在其他方面仍然有效。根據新計劃，在終止前授出之購股權於終止時仍繼續有效並可予行使。

22. 新計劃之條款

新計劃須待下列條件達成後，方可生效：(a)股東在本公司股東特別大會批准採納新計劃並終止現有計劃；及(b)聯交所上市委員會批准因行使根據新

(c) 上文第15段所指本公司開始清盤之日(根據適用法例決定);

(d) 上文第14段所指本公司重組或與任何其他公司或多家公司合併之計劃生效之日;

(e) 因上文第12段所指之任何一項或多項原因承授人與本公司及／或其任何附屬公司終止關係,承授人從而不再為合資格參與者之日。董事會或有關附屬公司之董事會就上文第12段所指之一項或多項理由而終止或不終止承授人之聘用作出之決議案應為最終決定;

(f) 除因第12段所指之任何一項或多項理由而終止承授人之聘用外,合資格參與者因任何理由(包括因裁員或承授人自行辭職而終止承授人受僱於本公司及／或其任何附屬公司)而不再為合資格參與者之日;或

(g) 承授人違反上文第8段所指之禁止條款或購股權按下文第20段予以註銷之日。

17. 股份之地位

因行使購股權而將獲配發之股份須在承授人(或其提名之其他人士)完成登記作為該持有人後才附有投票權。在上文限制下,因行使購股權而配發及發行之股份將享有與發行當日附於已發行之其他繳足股份享有相同之投票權、股息、轉讓及其他權利,包括在本公司清盤而產生之權利。

18. 股本變動之影響

倘在任何購股權成為可行使或仍可行使時進行資本化發行、供股、股份拆細或股份合併或削減股本,則須就任何尚未行使購股權可發行之股份數目及／或每項尚未行使購股權之行使價作出相應修訂(如有),有關修訂須由本公司核數師及／或獨立財務顧問以書面向董事會確認此為公平合理並符合上市規則第17.03(13)條及其附註規定。任何該等修訂將以承授人享有在該變動前按其所持購股權原應可認購之本公司已發行股本同樣比例,而全面行使任何購股權應付之總認購價應盡量與進行該事項前相同(並在任何

該承授人與本公司及／或其任何附屬公司之關係，因而不再為合資格參與者，則其購股權將告失效，並於該承授人終止與本公司及／或其任何附屬公司之關係當日不能予以行使。

13. **收購時之權利**

倘向所有股份持有人(或除收購人及／或收購人控制之任何人士及／或與收購人有聯繫或一致行動之人士以外之所有持有人)提出全面收購建議，而該收購建議成為或宣佈為無條件(涵義見香港公司收購及合併守則)，則承授人(或其合法遺產代理人)可於其後及直至該建議(或任何經修訂建議)截止日期止或之前行使全數或部份購股權(以尚未行使者為限)。

14. **本公司於提出協議計劃時之權利**

倘本公司透過協議計劃之方式向所有股份持有人提出全面收購建議，而該計劃已經所需數目之股份持有人在指定之會議上批准，則承授人(或其合法遺產代理人)可於其後(但須在本公司收到通知前，並無論如何須在計劃生效前)悉數行使其購股權或行使該通知指定數目之購股權。當該協議計劃生效後，所有尚未行使之購股權將告失效及終止。

15. **清盤時之權利**

倘股東通過有效決議案將本公司作自願性清盤或法院發出指令將本公司清盤，則購股權之承授人(或其合法遺產代理人)可於上述決議案日期後21日內向本公司發出書面通知，選擇被視作已於緊接通過上述決議案前行使全部或按上述通知所列數目之購股權(以尚未行使者為限)，並因而可享有與股份持有人同等之權利，自清盤時在可供分派之資產中就該等股份選擇被視作已行使購股權而收取之款項，減原應就此支付與行使價相等之金額。

16. **購股權失效**

購股權(以尚未行使者為限)於下列最早出現之日期自動失效及不可被行使：

(a) 該購股權相關之屆滿之日期；

(b) 上文第11、13或14段所指任何期限之屆滿日期；

權之建議後第三十日。購股權可行使之期間將由董事會全權酌情決定，惟不得於授出購股權之日起計10年後行使。於批准新計劃之日起計10年後不得授出任何購股權。新計劃將自股東於股東大會通過決議案接納新計劃之日起計10年內有效，惟本公司可於股東大會上提早終止該計劃。

10. **表現目標**

董事可酌情要求特定承授人須達到於授出購股權時訂明之表現目標，才可行使根據新計劃授出之任何購股權。根據新計劃之條款，並無任何特定之表現目標，而董事會並未能對根據新計劃授出之購股權之行使釐定任何限制。

11. **終止作為合資格參與者及身故時之權利**

(a) 倘承授人除因身故或因下文第12段所指明之一個或多個理由而終止該承授人與本公司及／或其任何附屬公司之關係而不再為合資格參與者外，承授人可於不再為合資格參與者之日後一個月內行使其於不再為合資格參與者之日應可行使購股權(以尚未行使者為限)。至於因受僱本公司或其任何附屬公司而成為合資格參與者之承授人，其不再為合資格參與者之日指為其在本公司或有關附屬公司之最後一個實際工作日，而不論是否以支付薪金代替通知。

(b) 倘承授人因身故而不再為合資格參與者，且並無發生下文第12段可成為終止該承授受人與本公司及／或其任何附屬公司之關係之理由之事件，則其法定代理人可於其身故之日起12個月期間內(或由董事會決定之其他較長期間內)悉數行使其購股權(以尚未行使者為限)。

12. **購股權因承授人之不當行為、破產或解僱等事宜而失效**

倘承授人因觸犯嚴重不當行為，或因破產或未能償還債項或已無力償債或已與其債權人達成一般性安排或債務重組妥協，或被裁定觸犯涉及其廉正或誠實之任何刑事罪行中之一個或多個原因，又或其作為本公司及／或其任何附屬公司之僱員(由董事會決定)因任何其他原因而僱主有權根據普通法或任何適用法例或承授人與公司或有關附屬公司訂立之服務合約而終止

倘本公司建議向本公司主要股東(定義見上市規則)或任何獨立非執行董事或彼等各自之聯繫人士(定義見上市規則)授出任何購股權，會導致該名人士在直至該次授出購股權之日(包括該日在內)止十二個月內，因行使已授出及可予授出之購股權(包括已行使、已註銷及尚未行使之購股權)而已發行及將予發行之股份數目：

(a) 合共超過建議授出購股權之日已發行股份總數之0.1%；及

(b) 總值超過5,000,000港元，根據股份於每次建議授出購股權之日之收市價計算，

則須待本公司刊發通函，及經股東在股東大會上批准後(而本公司所有關連人士(定義見上市規則)均須於該大會上放棄投票)，及／或受上市規則不時訂明之該等其他規定所規限，方可授出其他購股權。本公司之關連人士(定義見上市規則)將獲准就購股權之授出投反對票，惟須在本通函內表明其意向。

7. 授出購股權之期限

影響股價事件發生後，或影響股價事項成為作出決定之主要考慮因素時，不得授出購股權，直至該等影響股價之資料已於報章刊登為止。尤其是，在緊接以下日期前一個月期間(以較早者為準)，不得授出購股權；(a)董事會批准本公司年度或中期業績之會議日期及(b)本公司按照上市協議刊發其中期或年度業績公佈之期限及至實際刊登業績公佈日期時為止。

8. 權利屬承授人個人所有

購股權屬承授人個人所有，承授人不得以任何方式為任何第三方之利益而出售、轉讓、抵押、按揭購股權，或對任何購股權設立產權負擔或任何權益或企圖作出上述各項者。

9. 行使購股權之期限

新計劃並無關於使購股權可行使前須持有該購股權之最短期間之一般規定，惟於授出任何特定購股權時，董事會有權酌情施加任何有關最短期間。董事會目前未能釐定該最短期間。授出任何特定購股權之日期指本公司收到由承授人正式簽署構成採納購股權之建議文件複本，並收到給予本公司之代價1.00港元之日，而該日期不得遲於向有關承授人提出授予購股

(b) 董事會向特別指定之合資格參與者授出10%限額以外之購股權，據此，本公司須向股東發出通函，當中載有(除其他事項外)可能獲授該等購股權之特定參與者之一般概況、將予授出之購股權數目及年期、授予該等特定參與者購股權之目的，並解釋購股權如何達到該目的。

儘管上文所述，在任何時間因行使根據新計劃及本公司任何其他購股權計劃授出所有尚未行使及有待行使之購股權而可予發行之股份數目，不得超過不時已發行股份之30%。倘根據本公司或其任何附屬公司之任何計劃授出之購股權可導致超過30%之限額，則不得授出該等購股權。

4. 授予任何個人之最高購股權數目

每名合資格參與者因行使根據新計劃及本公司任何其他購股權計劃授出之購股權(包括已行使、註銷及尚未行使之購股權)而於授出之日起計任何12個月期間內獲發行及可予發行之股份總數，不得超過獲授購股權當日已發行股份之1%。

倘進一步授出導致超過1%限額之數，則本公司須向股東發出通函，並在股東大會獲得股東之批准，而在會上該名合資格參與者及其聯繫人士(定義見上市規則)須放棄投票及／或遵守上市規則不時訂明之其他規定。

5. 股份價格

根據新計劃授出之任何特定購股權之股份認購價(須於行使有關購股權時支付)由董事會全權釐定，惟該價格不得低於下列三者中之最高者：(a)於授出購股權之日(該日須為營業日)，聯交所每日報價表所示之股份收市價；(b)緊接授出購股權之日前五個營業日，聯交所每日報價表所示之股份平均收市價；及(c)股份之面值。

6. 授予關連人士之購股權

向本公司董事、行政總裁或主要股東或彼等各自之任何聯繫人士(定義見上市規則)授出任何購股權，須經獨立非執行董事(不包括屬於購股權承授人之獨立非執行董事)批准。

新計劃

條款概要

在本公司股東特別大會採納之新計劃之主要條款概要載列如下：

1. **目的**

新計劃之目的為使本公司可向董事會全權認為將對或曾對本公司或其任何附屬公司作出貢獻之本公司或其任何附屬公司之僱員（不論全職或兼職）、行政人員或高級職員（包括本公司或其任何附屬公司之執行及非執行董事），以及任何業務顧問、代理人、法律或財務顧問，就彼等向本公司或該等附屬公司作出之貢獻授出購股權，作為獎勵及報酬。

2. **符合資格人士**

董事會可酌情向合資格參與者（即董事會全權決定將對或曾對本集團作出貢獻之本公司或其任何附屬公司之僱員（不論全職或兼職）、行政人員或高級職員（包括本公司或其任何附屬公司之執行及非執行董事），以及業務顧問、代理人、法律或財務顧問）授出購股權，按下文第5段所釐定之行使價認購董事會所釐定之新股份數目。承授人接納購股權後，須向本公司支付1.00港元，作為獲授購股權之代價。

3. **股份最高數目**

因行使根據新計劃及本公司任何其他購股權計劃（就此而言，不包括現有計劃）將授出之所有購股權而可予發行之股份最高數目，不得超過股東於批准及採納新計劃之日（預期為二零零二年六月四日，即本公司股東特別大會舉行之日）已發行股份之10%。根據該等購股權計劃之條款而告失效之購股權可予發行之股份，將不計入該10%之限額內。

待本公司發出通函及股東在股東大會批准後及／或受上市規則不時訂明之其他規定所規限下，董事會可：

(a) 在任何時間將該限額重訂為股東在股東大會批准之日已發行股份之10%（根據本公司任何購股權計劃於先前授出之購股權（包括根據該等計劃尚未行使、已註銷、已失效或已行使之購股權），將不會計入重訂之限額內）；及／或

本公司將於舉行該大會後之營業日，另行公佈本公司股東特別大會有關採納本公司及中國置地新計劃及終止本公司及中國置地現有計劃之結果。

4. 推薦意見

經考慮本通函所載之資料後，董事會認為，採納新計劃及終止現有計劃均符合本公司及股東之整體利益，董事會亦認為，採納中國置地新計劃乃符合本公司及股東整體之最佳利益。因此，董事會建議股東於本公司股東特別大會上投票贊成普通決議案。

5. 備查文件

下列文件可在本公司股東特別大會舉行日期前14日期間（即二零零二年五月十八日至二零零二年六月三日（包括首尾兩日））之一般營業時間內，在本公司於香港之註冊辦事處（地址為香港九龍觀塘鴻圖道51號保華企業中心8樓）及本公司股東特別大會上查閱：

(i) 本公司之組織章程大綱及細則；

(ii) 中國置地之組織章程大綱及細則；

(iii) 新計劃之規則；及

(iv) 中國置地新計劃之規則。

此致

列位股東 台照

代表董事會
執行董事
連克農
謹啟

二零零二年五月十八日

公司(視乎情況而定)整體成功與否極為重要，因此彼等認為，給予該等人士以購股權方式認購股份或中國置地股份(視乎情況而定)作為獎勵，以參與本集團或中國置地集團(視乎情況而定)之增長，符合本集團或中國置地(視乎情況而定)之整體利益。

此外，董事會及中國置地董事會將各自獲授權按照附錄一及二第5段所載之基準，分別釐定根據本公司及中國置地新計劃授出之任何特定購股權之股份或中國置地股份(視乎情況而定)之行使價，以鼓勵合資格參與者或中國置地參與者(視乎情況而定)根據本公司或中國置地(視乎情況而定)授出之購股權股份或中國置地股份(視乎情況而定)，作為彼等對本集團或中國置地集團(視乎情況而定)作出之貢獻之獎勵及報酬。合資格參與者認購股份或中國置地參與者認購中國置地股份，將可進一步對本集團或中國置地集團(視乎情況而定)之盈利能力及成就作出貢獻。

概無董事獲委任為新計劃之受託人，或於新計劃之受託人中擁有直接或間接權益；而中國置地董事亦概無獲委任為中國置地新計劃之受託人，或於中國置地新計劃之受託人中擁有直接或間接權益。

申請上市

本公司已向聯交所上市委員會提出申請批准因行使新計劃可能授出之任何購股權而將予發行之股份上市及買賣，惟股份總數不得超逾批准新計劃日期已發行股份總數之10%。

3. 本公司股東特別大會

本公司謹訂於緊接本公司於二零零二年六月四日星期二上午十時正在香港九龍觀塘鴻圖道51號保華企業中心7樓舉行股東特別大會後，召開本公司股東特別大會，以考慮並酌情通過有關採納新計劃及終止現有計劃，以及採納中國置地新計劃及終止中國置地現有計劃之決議案。召開大會之通告載於本通函第29至第31頁。

本通函附奉供股東於本公司股東特別大會使用之代表委任表格。無論 閣下能否親身出席本公司股東特別大會，務請盡快按代表委任表格印列之指示填妥，並將表格交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，惟無論如何須於本公司股東大會或其任何續會舉行四十八小時前交回。 閣下填妥及交回代表委任表格後，仍可親身出席該大會，並可於會上投票。

假設於中國置地股東批准及採納中國置地新計劃之日前不會進一步發行股份，中國置地根據中國置地新計劃及任何其他購股權計劃可授出之購股權最高數目將為136,241,929股股份，佔中國置地批准新計劃日期已發行之中國置地股份總數之10%。

條件

新計劃須待下列條件達成後，方可採納：

(a) 股東於本公司股東特別大會通過一項批准新計劃及終止現有計劃之普通決議案；及

(b) 聯交所批准因行使根據新計劃授出之任何購股權而將予發行之股份上市及買賣，股份數目不得超逾批准新計劃日期已發行股份總數之10%。

中國置地新計劃須待下列條件達成後，方可採納：

(a) 股東於本公司股東特別大會通過一項批准中國置地新計劃及終止中國置地現有計劃之普通決議案；

(b) 中國置地股東於中國置地股東特別大會通過一項批准中國置地新計劃及終止中國置地現有計劃之普通決議案；

(c) 聯交所批准因行使根據中國置地新計劃授出之任何購股權而將予發行之中國置地股份上市及買賣，股份數目不得超逾中國置地股東批准中國置地新計劃之日已發行股份總數之10%；及

(d) 獲百慕達金融管理局批准根據中國置地新計劃授出購股權，及根據中國置地新計劃授出之購股權獲行使時配發及發行中國置地股份。

新計劃

新計劃及中國置地新計劃各自之主要條款概要分別載於本通函之附錄一及二。

本公司董事會及中國置地董事會均認為，本公司或其任何附屬公司或中國置地或其任何附屬公司(視乎情況而定)之僱員(不論全職或兼職)、行政人員或高級職員(包括執行及非執行董事)所作出及彼等之業務顧問、代理人、法律或財務顧問可能作出之貢獻對本公司或其任何附屬公司或中國置地或其任何附屬

本公司

於最後實際可行日期，共有460,978,942股已發行股份。按現有計劃於二零零一年九月一日（即監管購股權計劃之新修訂上市規則第十七章生效之日期）前及於最後實際可行日期授出之購股權之詳情載列如下：

	於二零零一年九月一日		於最後實際可行日期	
	股份數目	已發行股份百分比	股份數目	已發行股份百分比
已授出之購股權（包括已行使、尚未行使或已註銷之購股權，但不包括已失效之購股權）	34,572,750	7.50	34,316,150	7.44
已行使之購股權	33,940,000	7.36	33,940,000	7.36
尚未行使之購股權	632,750	0.14	376,750	0.08
已失效之購股權	14,557,190	3.16	14,813,190	3.21

附註： 由二零零一年九月一日起至最後實際可行日期，現有計劃下合共256,000份購股權已經失效。

自聯交所於二零零一年九月一日修訂上市規則第17章（購股權計劃）起迄今，董事並無根據現有計劃授出任何其他購股權，鑑於在二零零一年九月一日後授出任何購股權將不符上市規則第十七章之規定，因此董事無意於最後實際可行日期起至批准新計劃止之期間根據現有計劃授出任何購股權。

假設於股東批准及採納新計劃之日前不會進一步發行股份，本公司根據新計劃及任何其他計劃可授出之購股權最高數目將為46,097,894股股份，佔批准新計劃日期已發行本公司股份數目之10%。

中國置地

於最後實際可行日期，共有1,362,419,295股已發行中國置地股份。於二零零一年九月一日（即監管購股權計劃之新上市規則生效之日期）前，並無按中國置地現有計劃授出任何購股權。

自聯交所於二零零一年九月一日修訂上市規則第17章（購股權計劃）起迄今，中國置地董事會並無根據中國置地現有購股權計劃授出任何其他購股權。鑑於在有關期間根據中國置地現有計劃授出任何購股權將不符上市規則第17章之規定，因此中國置地董事會無意於最後實際可行日期起至批准中國置地新計劃止之期間作出該等授出。

普通決議案，以批准及採納中國置地新計劃及終止中國置地現有計劃。由於中國置地為本公司之附屬公司，根據上市規則第17.01(4)條，本公司亦將於本公司股東特別大會上提呈一項普通決議案，以批准中國置地採納中國置地新計劃及終止中國置地現有計劃。

本通函旨在向　閣下提供有關建議採納本公司及中國置地新計劃、建議終止本公司及中國置地現有計劃及召開本公司股東特別大會之通告之詳情。

2. 採納本公司及中國置地新計劃及終止本公司及中國置地現有計劃

背景

本公司於一九九二年七月二十日採納現有計劃，而中國置地則於二零零零年六月二十七日採納中國置地現有計劃。

由於聯交所於二零零一年九月一日修訂上市規則第17章(購股權計劃)，本公司及中國置地現有計劃之若干條款已不再符合上市規則第17章之規定，而本公司及中國置地亦不能在不違反上市規則第17章之規定之情況下，分別根據現有計劃及中國置地現有計劃授出其他購股權。因此，本公司及中國置地各自建議分別採納符合上市規則第17章之規定之新計劃及中國置地新計劃，及分別終止現有計劃及中國置地現有計劃。除本公司及中國置地現有計劃於終止後不會再授出其他購股權外，該計劃之所有其他條款將仍然有效，以便根據本公司及中國置地現有計劃於二零零一年九月一日前授出之所有尚未行使之購股權可繼續行使，而根據本公司及中國置地現有計劃之條文，所有該等購股權將仍然有效及可予行使。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
（於香港註冊成立之有限公司）

執行董事：
陳國強
（主席兼行政總裁）
Yap, Allan
（副主席）
周美華
連克農
李華健

替任董事：
陳國鴻
（陳國強之替任人）
呂兆泉
（Yap, Allan之替任人）
劉高原
（周美華之替任人）

獨立非執行董事：
卜思問
蔡學雯

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

敬啟者：

就中策集團有限公司及
中國置地集團有限公司
採納新購股權計劃及
終止現有購股權計劃之建議

1. 緒言

由於上市規則第17章（購股權計劃）對本公司及中國置地現有計劃之規定已作出修訂，本公司將於本公司股東特別大會提呈一項普通決議案，以批准及採納新計劃及終止現有計劃。基於相同理由，中國置地亦將於中國置地股東特別大會提呈一項

「股東」	指	股份之持有人
「股份」	指	本公司股本中每股面值0.10港元之普通股
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	公司條例(香港法例第32章)所指之附屬公司
「美元」	指	美國之法定貨幣

「合資格參與者」	指	董事會全權釐定，任何將對或曾對本公司或其任何附屬公司作出貢獻之本公司或其任何附屬公司之僱員(不論全職或兼職)、行政人員或高級職員(包括本公司或其任何附屬公司之執行或非執行董事)及任何業務顧問、代理人、財務或法律顧問
「現有計劃」	指	本公司於一九九二年七月二十日採納之購股權計劃，以授出購股權予本集團之主任、董事及全職及兼職僱員
「本公司及中國置地現有計劃」	指	現有計劃及中國置地現有計劃
「本集團」	指	本公司及其附屬公司
「港元」	指	香港之法定貨幣
「控股公司」	指	就中國置地而言，指本公司或按公司條例(香港法例第32章)所指中國置地之任何其他控股公司，其股份於聯交所上市
「香港」	指	中華人民共和國香港特別行政區
「最後實際可行日期」	指	二零零二年五月十六日，即本通函付印前就確定其所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「新計劃」	指	本公司將予提呈採納之購股權計劃，詳細資料及其主要條款概要載於本通函附錄一
「本公司及中國置地新計劃」	指	新計劃及中國置地新計劃
「中國置地股東特別大會」	指	中國置地將於二零零二年六月四日星期二上午九時三十分在香港九龍觀塘鴻圖道51號保華企業中心33樓舉行之股東特別大會或其任何續會，以考慮並酌情批准及採納中國置地新計劃及終止中國置地現有計劃

於本通函中，除文義另有所指外，下列詞彙具有以下涵義：

「董事會」	指	董事會
「中國置地」	指	中國置地集團有限公司，一間於百慕達註冊成立之受豁免有限公司，其股份於聯交所上市，亦為本公司之附屬公司
「中國置地董事會」	指	中國置地之董事會
「中國置地現有計劃」	指	中國置地於二零零零年六月二十七日採納之購股權計劃
「中國置地集團」	指	中國置地及其附屬公司
「中國置地新計劃」	指	中國置地將於中國置地股東特別大會及本公司將於本公司股東特別大會提呈採納之新購股權計劃，計劃詳情載於本通函附錄二
「中國置地參與者」	指	中國置地董事會全權認為，任何將對或曾對中國置地或其任何附屬公司作出貢獻之中國置地或其任何附屬公司之任何僱員(不論全職或兼職)、行政人員或高級職員、董事(包括執行及非執行)及中國置地或其任何附屬公司之任何業務顧問、代理人、法律或財務顧問
「中國置地股東」	指	中國置地股份之持有人
「中國置地股份」	指	中國置地股本中每股面值0.02美元之普通股
「本公司」	指	中策集團有限公司，一間於香港註冊成立之有限公司，其股份於聯交所上市
「董事」	指	本公司之董事
「本公司股東特別大會」	指	本公司將緊接本公司於二零零二年六月四日星期二上午十時正於香港九龍觀塘鴻圖道51號保華企業中心7樓舉行股東特別大會後，召開之股東特別大會或其任何續會，以考慮並酌情批准採納新購股權計劃及終止現有計劃

責任聲明

本通函所載資料乃遵照上市規則規定提供有關本集團之資料。本通函所載有關本集團之資料乃由董事提供，而各董事願就本通函所載資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所知，本通函所載之意見乃經周詳而審慎考慮後作出，本通函亦無遺漏其他事實，致使本通函所載有關本集團之任何聲明有所誤導。

目 錄

此乃要件　請即處理

閣下如對本通函任何方面或應採取之行動**有任何疑問**，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出名下所有中策集團有限公司之股份，應立即將本通函及代表委任表格送交買方或經手買賣之銀行、股票經紀或其他代理商，以便轉交予買方。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(於香港註冊成立之有限公司)

就中策集團有限公司及中國置地集團有限公司採納新購股權計劃及終止現有購股權計劃

中策集團有限公司謹訂於緊接中策集團有限公司於二零零二年六月四日星期二上午十時正在香港九龍觀塘鴻圖道51號保華企業中心7樓舉行股東特別大會後，召開股東特別大會，有關通告載於本通函第29至第31頁。無論　閣下能否出席大會，務請盡快按隨附代表委任表格所印列之指示填妥，並將表格交回本公司之股份過戶登記處標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，惟無論如何需於該大會或任何續會舉行時間四十八小時前交回。　閣下填妥並交回代表委任表格後，仍可出席該大會或任何續會，並可於會上投票。

二零零二年五月十八日

File No. 82-3596

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult a stockbroker, or other registered dealer in securities, a bank manager solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in the Company, you should at once hand this circular with the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

This circular is addressed to the shareholders and holders of share options of the Company in connection with the EGM of the Company to be held on 4 June 2002. This circular is not and does not constitute an offer of, nor is it intended to invite offers for, shares in or other securities of the Company.

The Stock Exchange of Hong Kong Limited and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole of any part of the contents of this circular.

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

(Incorporated in Hong Kong with limited liability)

PROPOSED RIGHTS ISSUE OF NOT LESS THAN 921,957,884 RIGHTS SHARES OF HK$0.10 EACH AT HK$0.15 PER RIGHTS SHARE, PAYABLE IN FULL ON ACCEPTANCE (IN THE PROPORTION OF TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE HELD) WITH BONUS ISSUE OF WARRANTS, APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER AND GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

02 JUN 11 AM 11:56

Financial adviser to the Substantial Shareholders in relation to the application for the Whitewash Waiver

International Capital Network Limited

Independent financial adviser to the Independent Non-Executive Director

PLATINUM
Securities

Each of Calisan and Well Orient may terminate their respective Underwriting Agreements at any time prior to 4:00 p.m. on 26 June 2002 (being the second business day following the last day for acceptance of provisional allotments of the Rights Shares) if:

1. **the occurrence of the following events would in the reasonable opinion of either Calisan or Well Orient materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or otherwise makes it inexpedient or inadvisable for the Company or either Calisan or Well Orient to proceed with the Rights Issue:**
   (a) **the introduction of any new law or regulation or any change in existing law or regulation or other occurrence of any nature whatsoever; or**
   (b) **the occurrence of any local, national or international event or change of political, military, financial, economic, currency or other nature; or**
   (c) **the occurrence of any change in market conditions or combination of circumstances in Hong Kong, including without limitation suspension or material restriction on trading in securities; or**
2. **any change occurs in the circumstances of any member of the Group which would materially and adversely affect the prospects of the Group as a whole; or**
3. **the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under either of the Underwriting Agreements; or**
4. **either Calisan or Well Orient shall receive notification or shall otherwise become aware of, the fact that any of the representations or warranties contained in either of the Underwriting Agreements was, when given, untrue or inaccurate or would in any respect be untrue or inaccurate if repeated at the relevant times as provided in the Underwriting Agreements and either Calisan or Well Orient shall in their reasonable opinion determine that any such untrue representation or warranty represents or is likely to represent a material and adverse change in the business, financial or trading position or prospects of the Group as a whole or is otherwise likely to have a material and adverse effect on the Rights Issue; or**
5. **the Company shall, after any matter or event has occurred or come to the attention of either Carlisan or Well Orient as a result of which any representation or warranty would be untrue or inaccurate in any respect, fail promptly to send out any announcement or circular (after the despatch of the Prospectus Documents), in such manner (and as appropriate with such contents) as either Calisan or Well Orient may reasonably request for the purpose of preventing the creation of a false market in the securities of the Company.**

If either the Calisan Underwriting Agreement or the Well Orient Underwriting Agreement is terminated, one or more of the conditions of the Rights Issue as set out in the paragraph headed "Conditions of the Rights Issue" in the Letter from the board of Directors in this circular will not be fulfilled and the Rights Issue will not proceed.

It should be noted that the existing shares will be dealt with on an ex-rights basis from 24 May 2002. Rights Shares will be dealt with in their nil-paid form from 11 June 2002 to 19 June 2002 (both days inclusive). If either Calisan or Well Orient terminates their respective Underwriting Agreements (see Force majeure and termination of the Underwriting Agreement on page 7 of this circular) or any one more of the other conditions of the Rights Issue (see Conditions of the Rights Issue on page 19 of this circular) cannot be fulfilled, the Rights Issue will not proceed. Any dealing in the Shares or the Rights Shares in their nil-paid form between 11 June 2002 to 19 June 2002 is accordingly at the investors' own risk. If in any doubt, investors should consider obtaining professional advice on this.

A notice convening the EGM to be held at 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong at 10:00 a.m. on 4 June 2002 is set out on pages 184 to 188 of this circular. Whether or not you are able to attend the meeting in person, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon and deposit with Standard Registrars Limited at 5 Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible and in any event not later than 48 hours before the time appointed for holding the meeting. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting should you wish.

A letter of advice from Platinum to the Independent Non-Executive Director is set out on pages 24 to 38 of this circular.

10 May 2002

CONTENTS

EXPECTED TIMETABLE

	2002
Despatch of circular to Shareholders on or before	10 May
Last day of dealing of Shares on a cum-rights basis	23 May
First day of dealing of Shares on an ex-rights basis	24 May
Latest time for Shareholders to lodge transfer of Shares in order to qualify for the Rights Issue	4:00 p.m. on 27 May
Register of members closed	28 May to 4 June
Latest time for lodging proxy forms	10:00 a.m. 2 June
EGM	10:00 a.m. 4 June
Record Date	4 June
Register of members re-open	5 June
Prospectus Documents to be despatched	7 June
First day of dealing in nil-paid Rights Shares	11 June
Latest time for splitting nil-paid Rights Shares	4:00 p.m. on 14 June
Last day of dealing in nil-paid Rights Shares	19 June
Latest time for payment and acceptance of the Rights Shares	4:00 p.m. on 24 June
Each of the Underwriting Agreements becomes unconditional	4:00 p.m. on 26 June
Publication of announcement of results of the Rights Issue and any excess application on newspapers	28 June
Despatch of refund cheques for wholly or partially unsuccessful applications for excess Rights Shares	2 July
Despatch of certificates for fully-paid Rights Shares and Bonus Warrants	2 July
Commencement of dealings of fully-paid Rights Shares and Bonus Warrants	10:00 a.m. on 4 July

RESPONSIBILITY STATEMENT

This circular includes particulars give in compliance with the Takeovers Code and the Listing Rules for the purpose of giving information with regard to the Company. The Directors jointly and severally accept full responsibility for the accuracy of the information contained in this circular, and confirm having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this circular have been arrived at after due and careful consideration and there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

In this circular, the following expressions have the following meanings unless the context otherwise requires:

"Announcement"	the joint announcement dated 14 March 2002 made by the Company, Hanny Holdings Limited and Paul Y. - ITC Construction Holdings Limited in relation to the Rights Issue with the Bonus Issue and the Whitewash Waiver
"associate"	shall have the meaning ascribed thereto under the Listing Rules
"Board"	the board of Directors
"Bonus Issue"	the issue of Bonus Warrants to the first registered holders of the Rights Shares on the basis of three units of subscription rights for every ten Rights Shares taken up
"Bonus Warrants"	warrants with subscription rights in units of initial subscription price HK$0.17 each in the amount of not less than HK$47,019,852 which entitle the holder thereof to subscribe for Shares at an initial subscription price of HK$0.17 per Share, subject to adjustment, exercisable from the first day of dealing in the Bonus Warrants on the Stock Exchange to 30 June 2003, both dates inclusive
"Calisan"	Calisan Developments Limited, a company incorporated in the British Virgin Islands with limited liability which is wholly owned by Paul Y. - ITC Construction Holdings Limited, the securities of which are listed on the Stock Exchange and as at the Latest Practicable Date Dr. Chan Kwok Keung, Charles is deemed to be interested in 42.6% of the issued share capital of Paul Y. - ITC Construction Holdings Limited
"Calisan Underwriting Agreement"	the agreement dated 14 March 2002 entered into between the Company and Calisan in relation to the Rights Issue
"CCASS"	the Central Clearing and Settlement System established and operated by HKSCC
"Company"	China Strategic Holdings Limited, a company incorporated in Hong Kong, the shares of which are listed on the Stock Exchange
"Cooperative Development Agreement"	the agreement dated 18 August 2001 entered into between the Company and the Government of Beijing Shun Yi City Li Qiao Town for joint development of a land which is adjacent to the eastern side of Beijing Capital Airport
"Directors"	the directors of the Company

"EGM"	the extraordinary general meeting of the Company to be convened at 10:00 a.m. on 4 June 2002 to approve the Rights Issue with the Bonus Issue, the Whitewash Waiver, the General Mandate and the Repurchase Mandate
"Excluded Rights Shares"	the 321,760,000 Rights Shares that the Substantial Shareholders are entitled to subscribe for pursuant to the terms of the Rights Issue in their capacity as Qualifying Shareholders
"Executive"	the executive director of the Corporate Finance Division of the Securities and Futures Commission or any delegate of such executive director
"General Mandate"	the general mandate proposed to be adopted by the Company, details of which are set out in the section headed "General Mandate and Repurchase Mandate" in the Letter from the board of Directors in this circular
"Group"	the Company and its subsidiaries
"Hanny"	Hanny Holdings Limited whose securities are listed on the Stock Exchange
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKSCC"	Hong Kong Securities Clearing Company Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"ICN"	International Capital Network Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong) and the financial adviser to the Substantial Shareholders in relation to the application for the Whitewash Waiver
"Independent Non-Executive" Director"	Mr. David Edwin Bussmann, an independent non-executive Director who has been appointed to advise the Independent Shareholders
"Independent Shareholders"	the Shareholders other than the Substantial Shareholders, their respective associates and parties acting in concert with them and those who are involved in or interested in the underwriting of the Rights Issue under the Underwriting Agreements
"Latest Practicable Date"	7 May 2002, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained in this circular

"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"Overseas Shareholder(s)"	the Shareholder(s) whose name(s) appear(s) on the register of members of the Company on the Record Date and whose registered address(es) on that date is/are outside Hong Kong
"Paul Y."	Paul Y. - ITC Construction Holdings Limited whose securities are listed on the Stock Exchange
"Platinum"	Platinum Securities Company Limited, an investment adviser registered under the Securities Ordinance (Chapter 333 of the Laws of Hong Kong), which has been appointed as the independent financial adviser to the Independent Non-Executive Director in relation to the Rights Issue with the Bonus Issue and the Whitewash Waiver
"PRC"	The People's Republic of China
"Prospectus"	the prospectus to be issued by the Company in relation to the Rights Issue which is expected to be despatched on 7 June 2002
"Prospectus Documents"	the Prospectus, the provisional allotment letter and the form of application for excess Rights Shares
"Qualifying Shareholders"	the Shareholder(s), other than the Overseas Shareholder(s), whose name(s) appear(s) on the register of members of the Company on the Record Date
"Record Date"	4:00 p.m. (Hong Kong time) on 4 June 2002 for the determination of the entitlements for the provisional allotment of the nil-paid Rights Share under the Rights Issue
"Repurchase Mandate"	the repurchase mandate proposed to be adopted by the Company, details of which are set out in the section headed "General Mandate and Repurchase Mandate" in the Letter from the board of Directors in this circular
"Rights Issue"	the rights issue of two Rights Shares for every one existing Share held on the Record Date
"Rights Share(s)"	new Share(s) to be issued under the Rights Issue
"SDI Ordinance"	Securities (Disclosure of Interests) Ordinance, Chapter 396 of the Laws of Hong Kong
"Share(s)"	share(s) of HK$0.10 each in the capital of the Company

"Share Option(s)"	option(s) to subscribe for Share(s) granted by the Company under its share option scheme adopted on 20 July 1992
"Shareholder(s)"	holder(s) of the Share(s)
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Substantial Shareholders"	Well Orient and Calisan
"Takeovers Code"	the Hong Kong Code on Takeovers and Mergers
"Underwriting Agreements"	the Calisan Underwriting Agreement and the Well Orient Underwriting Agreement
"Well Orient"	Well Orient Limited, a company incorporated in Hong Kong with limited liability which is wholly owned by Hanny Holdings Limited, the securities of which are listed on the Stock Exchange and as at the Latest Practicable Date Dr. Chan Kwok Keung, Charles is deemed to be interested in 27.73% of the issued share capital of Hanny Holdings Limited
"Well Orient Underwriting Agreement"	agreement dated 14 March 2002 entered into between the Company and Well Orient in relation to the Rights Issue
"Whitewash Waiver"	a waiver from the Executive pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code in respect of the obligations of the Substantial Shareholders and parties acting in concert with any of them to make a mandatory general offer for all the Shares not already owned by the Substantial Shareholders or parties acting in concert with any of them which would otherwise arise as a result of the Substantial Shareholders subscribing for the Rights Shares under the terms of the Underwriting Agreements
"%"	per cent.

Each of Calisan and Well Orient may terminate their respective Underwriting Agreements at any time prior to 4:00 p.m. on 26 June 2002 (being the second business day following the last day for acceptance of provisional allotments of the Rights Shares) if:

1. the occurrence of the following events would in the reasonable opinion of either Calisan or Well Orient materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or otherwise makes it inexpedient or inadvisable for the Company or either Calisan or Well Orient to proceed with the Rights Issue:

   (a) the introduction of any new law or regulation or any change in existing law or regulation or other occurrence of any nature whatsoever; or

   (b) the occurrence of any local, national or international event or change of political, military, financial, economic, currency or other nature; or

   (c) the occurrence of any change in market conditions or combination of circumstances in Hong Kong, including without limitation suspension or material restriction on trading in securities; or

2. any change occurs in the circumstances of any member of the Group which would materially and adversely affect the prospects of the Group as a whole; or

3. the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under either of the Underwriting Agreements; or

4. either Calisan or Well Orient shall receive notification or shall otherwise become aware of, the fact that any of the representations or warranties contained in either of the Underwriting Agreements was, when given, untrue or inaccurate or would in any respect be untrue or inaccurate if repeated at the relevant times as provided in the Underwriting Agreements and either Calisan or Well Orient shall in their reasonable opinion determine that any such untrue representation or warranty represents or is likely to represent a material and adverse change in the business, financial or trading position or prospects of the Group as a whole or is otherwise likely to have a material and adverse effect on the Rights Issue; or

5. the Company shall, after any matter or event has occurred or come to the attention of either Carlisan or Well Orient as a result of which any representation or warranty would be untrue or inaccurate in any respect, fail promptly to send out any announcement or circular (after the despatch of the Prospectus Documents), in such manner (and as appropriate with such contents) as either Calisan or Well Orient may reasonably request for the purpose of preventing the creation of a false market in the securities of the Company.

If either the Calisan Underwriting Agreement or the Well Orient Underwriting Agreement is terminated, one or more of the conditions of the Rights Issue as set out in the paragraph headed "Conditions of the Rights Issue" in the Letter from the board of Directors in this circular will not be fulfilled and the Rights Issue will not proceed.

It should be noted that the existing shares will be dealt with on an ex-rights basis from 24 May 2002. Rights Shares will be dealt with in their nil-paid form from 11 June 2002 to 19 June 2002 (both days inclusive). If either Calisan or Well Orient terminates their respective Underwriting Agreements or any one or more of the other conditions of the Rights Issue (see Conditions of the Rights Issue on page 19 of this circular) cannot be fulfilled, the Rights Issue will not proceed. Any dealing in the Shares or the Rights Shares in their nil-paid form between 11 June 2002 to 19 June 2002 is accordingly at the investors' own risk. If in any doubt, investors should consider obtaining professional advice on this.

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

Executive Directors:
Chan Kwok Keung, Charles
(Chairman and Chief Executive Officer)
Yap, Allan *(Vice Chairman)*
Chau Mei Wah, Rosanna
Lien Kait Long
Li Wa Kin

Registered Office
8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong

Alternative Directors:
Chan Kwok Hung
(Alternate to Chan Kwok Keung, Charles)
Lui Siu Tsuen, Richard *(Alternate to Yap, Allan)*
Lau Ko Yuen, Tom
(Alternate to Chau Mei Wah, Rosanna)

Independent Non-Executive Directors:
David Edwin Bussmann
Choy Hok Man, Constance

To the Shareholders and the holders of Share Options

10 May 2002

Dear Sir or Madam,

PROPOSED RIGHTS ISSUE OF NOT LESS THAN 921,957,884 RIGHTS SHARES OF HK$0.10 EACH AT HK$0.15 PER RIGHTS SHARE, PAYABLE IN FULL ON ACCEPTANCE (IN THE PROPORTION OF TWO RIGHTS SHARES FOR EVERY ONE EXISTING SHARE HELD) WITH BONUS ISSUE OF WARRANTS, APPLICATION FOR THE GRANTING OF THE WHITEWASH WAIVER AND GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES

INTRODUCTION

The Directors announced on 14 March 2002 that the Company proposes to raise about HK$138.3 million, before expenses, by issuing not less than 921,957,884 new Shares by way of the Rights Issue at

a price of HK$0.15 per Rights Share with the Bonus Issue. The Company will provisionally allot two Rights Shares for every one existing Share held by the Qualifying Shareholders on the Record Date with Bonus Warrants in the proportion of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up.

Further announcements dated 3 April 2002 and 25 April 2002 have been made in relation to the delay on despatch of the circular.

The purpose of this circular is to give you further information on, inter alia, the Rights Issue with the Bonus Issue and the Whitewash Waiver, the General Mandate and the Repurchase Mandate, the advice of Platinum to the Independent Non-Executive Director and the recommendation of the Independent Non-Executive Director in respect of the Rights Issue with the Bonus Issue and the Whitewash Waiver as well as setting out the notice convening the EGM.

Dr. Chan Kwok Keung, Charles, Mr. Yap, Allan, Ms. Chau Mei Wah, Rosanna, Mr. Lien Kait Long and Mr. Li Wa Kin are executive Directors. They are, therefore, not considered to be independent for the purpose of the Rights Issue with the Bonus Issue and the Whitewash Waiver. Ms. Choy Hok Man, Constance, an independent non-executive Director, is not considered to be independent for the purpose of the Rights Issue with the Bonus Issue and the Whitewash Waiver as she is a partner of Sidley Austin Brown & Wood, the firm which acts as the legal advisor to the Company in relation to the Rights Issue with Bonus Issue and the Whitewash Waiver. Accordingly, Mr. David Edwin Bussmann, the other independent non-executive Director, has been appointed as the Independent Non-Executive Director to consider and advise the Independent Shareholders in relation to the Rights Issue with Bonus Issue and the Whitewash Waiver.

RIGHTS ISSUE

Issue statistics

Basis of the Rights Issue:	two Rights Shares for every one existing Share held on the Record Date at a subscription price of HK$0.15 per Rights Share with Bonus Warrants of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up
Number of existing Shares in issue:	460,978,942 Shares as at the Latest Practicable Date
Number of Rights Shares:	not less than 921,957,884 Rights Shares
Amount of Bonus Warrants:	units of subscription rights with initial subscription price of HK$0.17 each in the amount of not less than HK$47,019,852

The 921,957,884 nil-paid Rights Shares proposed to be provisionally allotted represent 200% of the existing issued share capital of the Company and approximately 66.7% of the Company's issued share capital as enlarged by the issue of the Rights Shares.

The number of Rights Shares which may be issued pursuant to the Rights Issue will be increased in proportion to any additional Shares which will be issued and allotted on or before the Record Date, being any Shares which will be issued and allotted to holders of the Share Options pursuant to an exercise of

the subscription rights attaching to such Share Options. As at the Latest Practicable Date, the Company has 376,750 Share Options outstanding and exercisable before the Record Date by the employees of the Group to subscribe for Shares at prices ranging from HK$3.44 to HK$6.06 per Share, subject to adjustments. If all the subscription rights attaching to the Share Options are duly exercised and Shares are issued and allotted pursuant to such exercise on or before the Record Date, the number of issued Shares will be increased by 376,750 Shares and the number of Rights Shares which may be issued pursuant to the Rights Issue will be increased by 753,500 Rights Shares. The Substantial Shareholders have agreed to underwrite, in equal share, all the Rights Shares which will be provisionally allotted under the Rights Issue other than the Excluded Rights Shares.

Qualifying Shareholders

The Company will send the Prospectus Documents to Qualifying Shareholders only and, for information only, the Prospectus to the Overseas Shareholders.

To qualify for the Rights Issue, a Shareholder must:

(i) be registered as a member of the Company at the close of business on the Record Date; and

(ii) have an address in Hong Kong as his/her address on the register of members of the Company at close of business on the Record Date.

In order to be registered as a member on the Record Date, Shareholders must lodge any transfers of Shares, with the relevant share certificates, with the Company's share registrar by 4:00 p.m. on or before 27 May 2002.

Holders of the Share Options who wish to participate in the Rights Issue should exercise the subscription rights attaching to the Share Options in accordance with their terms on or before 4:00 p.m. on 27 May 2002.

The Company's share registrar is Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong. The register of members of the Company will be closed from 28 May 2002 to 4 June 2002, both dates inclusive. No transfer of Shares will be registered during this period.

Subscription price of the Rights Shares

The subscription price for the Rights Shares is HK$0.15 per Rights Share, payable in full when a Qualifying Shareholder accepts his/her provisional allotments under the Rights Issue or applies for excess Rights Shares or when a transferee of nil-paid Rights Shares subscribes for the Rights Shares.

The subscription price represents:

(i) a discount of approximately 61.5% to the closing price of HK$0.39 per Share quoted on the Stock Exchange at 12:30 p.m. on Friday, 8 March 2002, being the last trading day before the release of the Announcement;

(ii) a discount of approximately 62.5% to the average closing price of approximately HK$0.4 per Share for the ten trading days up to and including 8 March 2002, being the last trading day before the release of the Announcement;

(iii) a discount of approximately 96.9% of the net asset value of HK$4.8 per Share as at 31 December 2001, being the date to which the latest audited financial statement of the Group was made up;

(iv) a discount of approximately 53.1% to the closing price of HK$0.32 per Share quoted on the Stock Exchange as at the Latest Practicable Date;

(v) a discount of approximately 48.28% to the average closing price of HK$0.29 per Share quoted on the Stock Exchange for the 10 trading days up to and including 7 May 2002, being the Latest Practicable Date; and

(vi) a discount of approximately 28.6% to the theoretical ex-rights price of HK$0.21 per Share based on the closing price on the Latest Practicable Date.

Basis of provisional allotments

Two Rights Shares in nil-paid form, for every one existing Share held by the Qualifying Shareholders as at the close of business on the Record Date.

Status of the Rights Shares

When allotted and fully-paid, the Rights Shares will rank pari passu with the then existing Shares in all respects. Holders of fully-paid Rights Shares will be entitled to receive all future dividends and distributions which are declared, made or paid after the date of allotment and issue of the Rights Shares in their fully-paid form.

Nil-paid Rights Shares are expected to be traded in board lots of 2,500 Rights Shares. Dealings in nil-paid and fully-paid Rights Shares will be subject to the payment of stamp duty in Hong Kong.

Rights of Overseas Shareholders

The Prospectus Documents will not be registered under the securities legislation of any jurisdiction other than Hong Kong. The Company will send the Prospectus to Overseas Shareholders for their information only and will not send them any provisional allotment letters or forms of application for excess Rights Shares. However, Overseas Shareholders are entitled to vote at the EGM.

If a premium, net of expenses, can be obtained, the Company may sell the provisional allotment of the Rights Shares which would otherwise have been allotted to Overseas Shareholders once dealings in the nil-paid Rights Shares commence. The proceeds of the sale of the Overseas Shareholders' nil-paid Rights Shares, less expenses, of HK$100 or more will be paid to the Overseas Shareholders in Hong Kong dollars. The Company will retain individual sale proceeds of less than HK$100 for its own benefit.

Fractional entitlements

As the basis of the Rights Issue is two Rights Shares for every one Share held on the Record Date, there will be no fractional entitlement to the Rights Shares.

Application for excess Rights Shares

Qualifying Shareholders are entitled to apply for any unsold entitlements of Overseas Shareholders and any nil-paid Rights Shares provisionally allotted but not accepted.

Application for excess Rights Shares may be made by completing the form of application for excess Rights Shares and a separate remittance for the excess Rights Shares. The Directors will allocate the excess Rights Shares at their discretion on a fair and equitable basis.

Bonus Warrants

Subject to the satisfaction of the conditions of the Rights Issue, Bonus Warrants will be issued to the first registered holders of the Rights Shares on the basis of three units of subscription rights with initial subscription price of HK$0.17 each for every ten Rights Shares taken up under the Rights Issue. The issue of the Bonus Warrants will be subject to the approval of the Independent Shareholders at the EGM and the Listing Committee of the Stock Exchange granting the listing of, and permission to deal in, the Bonus Warrants and the Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants.

Subscription price under the Bonus Warrants

The initial subscription price of Shares under the Bonus Warrants of HK$0.17 per Share represents a discount of approximately 56.4% to the closing price of HK$0.39 per Share as quoted on the Stock Exchange at 12:30 p.m. on Friday, 8 March 2002, being the last trading day before the release of the Announcement and a discount of approximately 57.5% to the average closing price of approximately HK$0.40 per Share for the ten trading days up to and including 8 March 2002, being the last trading day before the release of the Announcement. The discount of the initial subscription price of Shares under the Bonus Warrants to the recent closing prices of the Shares is substantially in line with the discount of the subscription price of the Rights Shares. The Directors consider that the initial subscription price of Shares under the Bonus Warrants provides an attractive opportunity to the Qualifying Shareholders who take up the Rights Shares to participate in the future growth of the Group.

Subscription period of the Bonus Warrants

The subscription period is expected to be from the date on which the listing of the Bonus Warrants commences on the Stock Exchange to 30 June 2003, both dates inclusive.

Board lot of Bonus Warrants

The board lot for trading in the Bonus Warrants is proposed to be 25,000 units of subscription rights. However, depending on the entitlement to and acceptance of the Rights Shares by those entitled, odd lots of Bonus Warrants may be issued. There is no arrangement for the trading of odd lots of the Bonus Warrants.

Amount of Bonus Warrants

On the basis of not less than 921,957,884 Rights Shares to be issued under the Rights Issue, 276,587,365 units of Bonus Warrants in the amount of not less than HK$47,019,852 with the initial subscription price of HK$0.17 per Share will be issued. The exercise in full of the subscription rights attaching to the Bonus Warrants will result in the issue of not less than 276,587,365 new Shares which represent approximately 20% of the issued share capital of the Company as enlarged by the Rights Issue and approximately 16.7% of the issued share capital of the Company as enlarged by the Rights Issue and upon the issue of 276,587,365 Shares by the exercise of the subscription rights attaching to the Bonus Warrants in full. The Bonus Warrants will be issued in registered form and will be traded on the Stock Exchange.

Fractional entitlements to Bonus Warrants will not be issued but will be aggregated and sold for the benefit of the Company. No Bonus Warrants will be issued to Overseas Shareholders.

The Shares to be issued upon exercise of the subscription rights under the Bonus Warrants will rank pari passu in all respects with the then existing Shares on the relevant subscription date other than any dividend or other distributions previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant subscription date.

Warrants instrument

The Bonus Warrants will be issued subject to and with the benefit of an instrument ("Instrument") to be executed by the Company by way of deed poll on 4 June 2002, a summary of which is set out in Appendix IV to this circular.

Certificates

Subject to the fulfilment of the conditions of the Rights Issue, certificates for all fully-paid Rights Shares and Bonus Warrants are expected to be posted to the subscribers who have been allotted the relevant Rights Shares on or about 2 July 2002 at their own risk.

Application for listing

The securities of the Company are listed on the Stock Exchange.

The Company will apply to the Listing Committee of the Stock Exchange for the listing of and permission to deal in the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants and the new Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants. There is no other stock exchange on which any part of the securities of the Company is listed or dealt in on which listing or permission to deal is being or proposed to be sought.

Subject to the granting of the listing of, and permission to deal in, the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants, and the new Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Bonus Warrants on the Stock Exchange as well as compliance with the stock admission requirements of HKSCC, the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants, and the new Shares which may fall to be issued upon the exercise

of the subscription rights attaching to the Bonus Warrants will be accepted as eligible securities by HKSCC for deposit, clearance and settlement in CCASS with effect from the commencement dates of dealings in the Rights Shares in both nil-paid and fully-paid forms, the Bonus Warrants, and the new Shares which may fall to be issued upon the exercise of the subscription rights attaching to the Bonus Warrants on the Stock Exchange or such other dates as determined by HKSCC. Settlement of transactions between participants of the Stock Exchange on any trading day is required to take place in CCASS on the second trading day thereafter. All activities under CCASS are subject to the General Rules of CCASS and CCASS Operational Procedures in effect from time to time.

There is no arrangement under which future dividends are waived or agreed to be waived.

UNDERWRITING ARRANGEMENTS

Underwriting Agreements

Date:	14 March 2002
Parties to the Calisan Underwriting Agreement:	The Company and Calisan
Parties to the Well Orient Underwriting Agreement:	The Company and Well Orient
Number of Rights Shares underwritten by Calisan:	One of every two Rights Shares less any Excluded Rights Shares, being not less than 300,098,942 Rights Shares, depending on the number of Shares in issue on the Record Date
Number of Rights Shares underwritten by Well Orient:	One of every two Rights Shares less any Excluded Rights Shares, being not less than 300,098,942 Rights Shares, depending on the number of Shares in issue on the Record Date
Commission payable to Calisan:	1% of the aggregate subscription price of the Rights Shares to be underwritten by Calisan
Commission payable to Well Orient:	1% of the aggregate subscription price of the Rights Shares to be underwritten by Well Orient

Each of the Calisan Underwriting Agreement and the Well Orient Underwriting Agreement is a connected transaction for the Company which is exempted from Shareholders' approval requirements pursuant to Rule 14.24(6)(c) of the Listing Rules.

As at the Latest Practicable Date, the Substantial Shareholders together with parties acting in concert with any of them currently hold 160,880,000 Shares, representing approximately 34.9% of the Company's existing issued share capital.

Each of the Substantial Shareholders has irrevocably undertaken to the Company that the Shares beneficially owned by them will remain registered in their names from the date of the Announcement to the Record Date. Each of the Substantial Shareholders has also undertaken to subscribe for their provisional entitlements in full, amounting in aggregate to 321,760,000 Rights Shares, and has each agreed to underwrite in equal share the balance of the Rights Shares, amounting to not less than 600,197,884 Rights Shares in aggregate depending on the number of Shares in issue on the Record Date, subject to fulfilment of the conditions set out in each of their respective Underwriting Agreements.

In the event that the Substantial Shareholders are called upon to take up their obligations under their respective Underwriting Agreements in full in equal shares, the Substantial Shareholders' aggregate holding in the issued share capital of the Company as enlarged by the Rights Issue would be increased to approximately 78.3% assuming no Share Options are duly exercised before the Record Date. Under Rule 26 of the Takeovers Code, the fulfilment of the Substantial Shareholders' underwriting commitment will trigger a mandatory general offer by the Substantial Shareholders and parties acting in concert with them, for all the Shares other than those already owned by the Substantial Shareholders or parties acting in concert with them. An application has been made by ICN on behalf of the Substantial Shareholders and parties acting in concert with them to the Executive for the Whitewash Waiver pursuant to Note 1 on dispensations from Rule 26 of the Takeovers Code. The Executive has indicated that he will agree, subject to approval by the Independent Shareholders, to waive any obligations to make a general offer which might result from the fulfilment of the underwriting commitment by the Substantial Shareholders.

The Rights Issue is fully underwritten by Calisan and Well Orient and their ordinary course of business do not include underwriting. The obligations of each of Calisan and Well Orient under their respective Underwriting Agreements, and completion thereof are several and are not conditional upon each other.

As at the Latest Practicable Date, neither the Substantial Shareholders, the directors of the Substantial Shareholders nor parties acting in concert with any of them have acquired any voting rights in the Company and none of them have dealt in any Shares during the period from 13 September 2001 to the Latest Practicable Date.

Shareholding Structure

Assume no Share Options are duly exercised before the Record Date:

Registered owner	Beneficial owner	Existing		Upon completion of the Rights Issue and assuming the Substantial Shareholders take up all the underwritten Rights Shares	
		Number of Shares held	*Approximate %*	*Number of Shares held*	*Approximate %*
Calisan or its nominees	Paul Y. - ITC Construction Holdings Limited	80,440,000	17.45	541,418,942	39.15
Well Orient or its nominees	Hanny Holdings Limited	80,440,000	17.45	541,418,942	39.15
Sub total		160,880,000	34.90	1,082,837,884	78.30
Lien Kait Long *(Note)*		632	0.00	632	0.00
Public		300,098,310	65.10	300,098,310	21.70
Total		460,978,942	100.00	1,382,936,826	100.00

Note: Mr. Lien Kait Long is an executive Director.

Assume all outstanding Share Options are duly exercised before the Record Date:

Registered owner	Beneficial owner	Existing		Upon completion of the Rights Issue and assuming the Substantial Shareholders take up all the underwritten Rights Shares	
		Number of Shares held	*Approximate %*	*Number of Shares held*	*Approximate %*
Calisan or its nominees	Paul Y. - ITC Construction Holdings Limited	80,440,000	17.44	541,795,692	39.15
Well Orient or its nominees	Hanny Holdings Limited	80,440,000	17.44	541,795,692	39.15
Sub total		160,880,000	34.88	1,083,591,384	78.30
Lien Kait Long *(Note)*		632	0.00	632	0.00
Employee(s)		376,750	0.08	376,750	0.03
Public		300,098,310	65.04	300,098,310	21.67
Total		461,355,692	100.00	1,384,067,076	100.00

Note: Mr. Lien Kait Long is an executive Director.

If the aggregate shareholding of the Substantial Shareholders upon completion of the Rights Issue is in the range of 30% to 50% of the issued share capital of the Company as enlarged by the Rights Issue, they will be subject to the 2% creeper as set out in the Takeovers Code. If the aggregate shareholding of the Substantial Shareholders upon completion of the Rights Issue exceeds 50% of the enlarged issued share capital of the Company, the Substantial Shareholders can acquire further Shares without triggering a mandatory general offer under the Takeovers Code.

It is the intention of the Substantial Shareholders and parties acting in concert with them to maintain the listing of the Company following completion of the Rights Issue. Accordingly, the Company, the Substantial Shareholders and their respective directors have jointly and severally undertaken to the Stock Exchange that the Company and the Substantial Shareholders will take appropriate steps, to ensure not less than 25% of the Shares are held by the public at all times in compliance with the minimum public float requirement of the Listing Rules. The Substantial Shareholders currently have no intention to change the composition of the board of the Company after completion of the Rights Issue.

The Stock Exchange has stated that, if less than 25% of the issued Shares are in public hands following completion of the Rights Issue, or if the Stock Exchange believes that a false market exists or may exist in the trading of the Shares or there are insufficient shares in public hands to maintain an orderly market, it will consider exercising its discretion to suspend dealing in the Shares.

Termination of the Underwriting Agreements

Each of Calisan and Well Orient may terminate their respective Underwriting Agreements at any time prior to 4:00 p.m. on 26 June 2002 (being the second business day following the last day for acceptance of provisional allotments of the Rights Shares) if:

1. the occurrence of the following events would in the reasonable opinion of either Calisan or Well Orient materially and adversely affect the business, financial or trading position or prospects of the Group as a whole or otherwise makes it inexpedient or inadvisable for the Company or either Calisan or Well Orient to proceed with the Rights Issue:

    (a) the introduction of any new law or regulation or any change in existing law or regulation or other occurrence of any nature whatsoever; or

    (b) the occurrence of any local, national or international event or change of political, military, financial, economic, currency or other nature; or

    (c) the occurrence of any change in market conditions or combination of circumstances in Hong Kong, including without limitation suspension or material restriction on trading in securities; or

2. any change occurs in the circumstances of any member of the Group which would materially and adversely affect the prospects of the Group as a whole; or

3. the Company commits any breach of or omits to observe any of the obligations or undertakings expressed to be assumed by it under either of the Underwriting Agreements; or

4. either Calisan or Well Orient shall receive notification or shall otherwise become aware of, the fact that any of the representations or warranties contained in either of the Underwriting Agreements was, when given, untrue or inaccurate or would in any respect be untrue or inaccurate if repeated at the relevant times as provided in the Underwriting Agreements and either Calisan or Well Orient shall in their reasonable opinion determine that any such untrue representation or warranty represents or is likely to represent a material and adverse change in the business, financial or trading position or prospects of the Group as a whole or is otherwise likely to have a material and adverse effect on the Rights Issue; or

5. the Company shall, after any matter or event has occurred or come to the attention of either Carlisan or Well Orient as a result of which any representation or warranty would be untrue or inaccurate in any respect, fail promptly to send out any announcement or circular (after the despatch of the Prospectus Documents), in such manner (and as appropriate with such contents) as either Calisan or Well Orient may reasonably request for the purpose of preventing the creation of a false market in the securities of the Company.

If either the Calisan Underwriting Agreement or the Well Orient Underwriting Agreement is terminated, one or more of the conditions of the Rights Issue as set out below will not be fulfilled and the Rights Issue will not proceed.

CONDITIONS OF THE RIGHTS ISSUE

The Rights Issue is conditional upon, among other matters, the following:

1. the Company registering all relevant documents with the Registrar of Companies in Hong Kong in accordance with the Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

2. the Listing Committee of the Stock Exchange granting the listing of and permission to deal in the Rights Shares in their nil-paid and fully-paid forms, the Bonus Warrants and the new Shares which may fall to be issued pursuant to the exercise of the subscription rights attaching to the Bonus Warrants;

3. the granting of the Whitewash Waiver by the Executive;

4. the passing of the ordinary resolutions by Independent Shareholders at the EGM taken on a poll to approve: (i) the Rights Issue with the issue of the Bonus Warrants; (ii) the issue of the new Shares pursuant to the exercise of subscription rights attaching to the Bonus Warrants; and (iii) the Whitewash Waiver;

5. the posting of the Prospectus Documents to Qualifying Shareholders; and

6. the obligations of each of Calisan and Well Orient under their respective Underwriting Agreements becoming unconditional and the Underwriting Agreements not being terminated in accordance with the terms thereof. If either the Calisan Underwriting Agreement or the Well Orient Underwriting Agreement is terminated, the Rights Issue will not be fully underwritten and in compliance with Rule 7.19 of the Listing Rules. In such circumstances, the Rights Issue will not proceed.

If any of the above conditions is not satisfied, the Rights Issue will not proceed. None of the parties to the Underwriting Agreements will waive condition No. 3 above.

USE OF PROCEEDS OF THE RIGHTS ISSUE

The Company is an investment holding company. The Group is principally engaged in tire manufacturing, manufacturing, retailing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operation and investment in infrastructure projects.

The Company intends to use the net proceeds of the Rights Issue of approximately HK$135 million, before expenses as follows:

(i) approximately HK$50,000,000 will be used for partial payment of compensation fees to be paid by the Company for levying the land which is adjacent to the eastern side of Beijing Capital Airport under a Cooperative Development Agreement entered into between the Company and the Government of Beijing Shun Yi City Li Qiao Town;

(ii) approximately HK$20,000,000 will be used as an unsecured loan to China Land Group Limited, a subsidiary of the Company on normal commercial terms for renovation, repair and maintenance work for Plaza Canton Hotel owned by China Land Group Limited. The Company will ensure that the loan will be advanced in compliance with the Listing Rules;

(iii) approximately HK$30,000,000 will be used for Tung Fong Hung Investment Limited, a wholly owned subsidiary of the Company, in the area of Chinese medicine, western pharmaceuticals and health food; and

(iv) the remaining balance of approximately HK$35,000,000 will be used as additional working capital of the Group.

ADJUSTMENTS IN RELATION TO THE EXERCISE PRICE OF THE SHARE OPTIONS

Pursuant to the share option scheme of the Company, the Company has outstanding Share Options to subscribe for up to an aggregate of 376,750 Shares, at subscription prices ranging from HK$3.44 to HK$6.06 per Share, both the number of shares and subscription prices are subject to adjustments. The issuance of the Rights Shares will cause an adjustment to each of the subscription prices and the number of Shares to be issued under the Share Options.

As to the adjustments to the number of Shares to be issued and the subscription prices in respect of the Share Options, the Company will instruct its auditors to review and certify the basis of such adjustments as soon as practicable. Details of the adjusted subscription prices will be announced as soon as practicable.

NET ASSET VALUE

Upon completion of the Rights Issue, the net tangible assets of the Group will be increased by the amount of the net proceeds of the Rights Issue of approximately HK$135 million, amounting to approximately HK$2,323 million. The net tangible asset value per Share will be diluted from approximately HK$4.75 per Share as at 31 December 2001 to approximately HK$1.68 per Share.

BUSINESS REVIEW AND PROSPECTS

Having achieved a Gross Domestic Productivity of approximately 7.3% in 2001, the PRC is expected to continue to maintain the same economic growth momentum. At the same time, PRC's accession into the World Trade Organisation, its success in winning the bid for the 2008 Olympic Games and the recent reduction in the domestic interest rate should be highly beneficial to our existing business operations in the PRC. The Group will continue to solidify and focus on expanding its strategic lead in PRC's tire manufacturing, property and infrastructure operations. With PRC's high growth potential and an expected recovery of the economies of Southeast Asian countries in the near term, the Group is actively looking for new investment opportunities in the region especially in the PRC, to diversify operations into new markets and industries and continue to provide long term value to Shareholders. The Group's turnover for the year ended 31 December 2001 totalled HK$3.234 billion, representing an increase of 2.4% from HK$3.158 billion over the last year. The revenue generated from newspaper publication and from the trading of Chinese and western pharmaceutical products had become new sources of income for the Group during year 2001.

The Company's audited consolidated loss attributable to Shareholders for the year ended 31 December 2001 amounted to HK$598.7 million, representing a decrease of approximately 18% from HK$730.7 million recorded in last year. The losses incurred was mainly attributable to the impairment loss made for revaluation deficits of the toll highway, investment properties and diminution in value of properties and investment securities totalling HK$520 million by the Group. Operating losses suffered by the Group's tire operations, newspaper publication as well as provisions made for the diminution in the value of investments also contributed to the losses.

EGM

There is set out on pages 184 to 188 of this circular a notice convening the EGM to be held on 4 June 2002 at 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, at which ordinary resolutions will be proposed to consider and, if thought fit, to be passed by the Independent Shareholders to approve (i) the Rights Issue with Bonus Issue, (ii) the issue of the new Shares pursuant to the exercise of subscription rights attaching to the Bonus Warrants, (iii) the Whitewash Waiver, (iv) the General Mandate, and (v) the Repurchase Mandate.

The Substantial Shareholders and their respective parties acting in concert with them will be precluded from voting on resolutions numbered 1 and 2 set out in the notice of the EGM to approve the Rights Issue with Bonus Issue and the Whitewash Waiver.

You will find enclosed a form of proxy for use at the EGM. Whether or not you are able to attend the EGM in person, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon to the Company's share registrar, Standard Registrars Limited at 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong as soon as possible but in any event not later than 48 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

GENERAL MANDATE AND REPURCHASE MANDATE

At the EGM, ordinary resolutions will be proposed to grant the General Mandate and the Repurchase Mandate.

The General Mandate is to grant to the Directors an authority to allot and issue Shares of no more than 20% of the issued share capital of the Company immediately after completion of the Rights Issue, or if the Rights Issue is not completed, as of the date of the passing of the resolution granting the General Mandate.

Upon completion of the Rights Issue, the Repurchase Mandate is to grant to the Directors an authority to repurchase securities up to 10% of the issued share capital of the Company immediately after completion of the Rights Issue and up to 10% of the total number of the Bonus Warrants. If the Rights Issue is not completed, the Repurchase Mandate is to grant to the Directors an authority to repurchase Shares up to 10% of the issued share capital of the Company as of the date of the passing of the resolution granting the Repurchase Mandate.

The board of Directors has no immediate plans to issue or repurchase any Shares pursuant to the General Mandate and the Repurchase Mandate respectively. However, the board of Directors considers both mandates to be in the interests of the Company and the Shareholders as a whole. An explanatory statement containing the relevant information on the repurchase of securities of the Company as required by the Listing Rules is contained in appendix V to this circular.

RECOMMENDATION

Your attention is drawn to the letter from the Independent Non-Executive Director set out on page 23 of this circular which contains his recommendation to the Independent Shareholders as to voting at the EGM in relation to the Rights Issue with the Bonus Issue and the Whitewash Waiver.

Your attention is also drawn to the letter received from Platinum, for incorporation into the circular, which contains its advice to the Independent Non-Executive Director as regards the Rights Issue with the Bonus Issue and the Whitewash Waiver and the principal factors and reasons considered by it in arriving thereat. The text of the letter from Platinum is set out on pages 24 to 38 of this circular.

The Independent Non-Executive Director has considered the advice given by Platinum and the terms of the Rights Issue with the Bonus Issue and the Whitewash Waiver and recommends the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM in relation to the Rights Issue with the Bonus Issue and the Whitewash Waiver.

The purpose of this Rights Issue is to raise fund for the implementation of various investment projects of the Group in diversified businesses such as property development, hotel operation, Chinese medicine, western pharmaceuticals and health food and to raise additional working capital. It is therefore expected by the Directors that the Rights Issue will have a positive effect on the Company's profitability and enhance the Group's financial position as a whole. In addition, the Shareholders are given the right under the Rights Issue to participate in the development and future growth of the Company through the enlargement of the capital base of the Company.

The Directors consider that the Rights Issue with the Bonus Issue, the General Mandate and the Repurchase Mandate are in the interests of the Company and the Shareholders as a whole. Accordingly, the Directors recommend that Shareholders vote in favour of the ordinary resolutions numbered 1 to 5 to be proposed at the EGM.

FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

By Order of the Board
China Strategic Holdings Limited
Lien Kait Long
Executive Director

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

(Incorporated in Hong Kong with limited liability)

10 May 2002

To the Independent Shareholders

Dear Sir or Madam,

I have been appointed to advise you in connection with the Rights Issue with the Bonus Issue and the Whitewash Waiver, details of which are set out in the letter from the Board contained in the circular of the Company dated 10 May 2002 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the terms of the Rights Issue with the Bonus Issue and the Whitewash Waiver and the advice of Platinum in relation thereto as set out on pages 24 to 38 of the Circular, I concur with the view of Platinum that the terms of the Rights Issue with the Bonus Issue are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the granting of the Whitewash Waiver is also in the interests of the Independent Shareholders. I therefore recommend that you vote in favour of the resolutions to be proposed at the EGM to approve the Rights Issue with the Bonus Issue and the Whitewash Waiver.

Yours faithfully,
David Edwin Bussmann
Independent Non-Executive Director

Set out below is the text of a letter from Platinum to the Independent Non-Executive Director prepared for inclusion in this circular:

PLATINUM Securities Company Limited

22/F., Standard Chartered Bank Building
4 Des Voeux Road Central
Hong Kong
Telephone (852) 2841 7000
Facsimile (852) 2522 2700

10 May 2002

China Strategic Holdings Limited
8/F Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

To the Independent Non-Executive Director

Dear Sirs,

PROPOSED RIGHTS ISSUE WITH BONUS ISSUE AND THE WHITEWASH WAIVER

INTRODUCTION

We refer to the joint announcement (the "Announcement") made by Hanny Holdings Limited ("Hanny"), Paul Y. - ITC Construction Holdings Limited ("Paul Y.") and the Company dated 14 March 2002 in relation to, inter alia, the Rights Issue with Bonus Issue and the Whitewash Wavier.

We have been appointed to act as the independent financial adviser to the Independent Non-Executive Director to advise on whether the terms of the Rights Issue with Bonus Issue and the Whitewash Waiver are fair and reasonable so far as the Independent Shareholders are concerned. Details of the Rights Issue with Bonus Issue and the Whitewash Waiver are contained in the letter from the Board set out on pages 8 to 22 in the circular of the Company dated 10 May 2002 (the "Circular") of which this letter forms part. Terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

In formulating our opinion, we have relied on the information and facts supplied by, the opinions expressed by and the representations of, the Directors and management of Company concerning the Group, the Rights Issue with Bonus Issue and the Whitewash Waiver, including those facts, opinions and representations set out in the Circular. We have assumed that all such information is true and accurate in all material respects as at the date hereof. The Directors have confirmed that they take full responsibility for the contents of the Circular.

We have no reason to suspect that such information is inaccurate or that any material facts have been omitted or withheld from the information supplied or opinions expressed in the Circular. In line

with normal practice, we have not, however, conducted a verification process on the information supplied to us, nor have we conducted any independent in-depth investigation into the business and affairs of the Group. The Directors have confirmed that no material facts have been omitted from the information supplied to us. We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide a reasonable basis for our recommendation regarding the Rights Issue with Bonus Issue and the Whitewash Waiver.

THE INDEPENDENT NON-EXECUTIVE DIRECTOR

The Board has seven Directors including five executive Directors and two non-executive Directors. The executive Directors are either involved in the daily operation of the Group or appointed by the Substantial Shareholders. They are, therefore, not considered to be independent for the purpose of the Rights Issue with Bonus Issue and the Whitewash Waiver. Ms. Choy Hok Man, Constance, a non-executive Director, is also not considered to be independent for the purpose of the Rights Issue with Bonus Issue and the Whitewash Waiver as she is a partner of a legal firm which acts as the legal adviser to the Company in relation to the Rights Issue with Bonus Issue and the Whitewash Waiver. Accordingly, Mr. David Edwin Bussmann, the other non-executive Director, has been appointed as the Independent Non-Executive Director to consider and advise the Independent Shareholders in relation to the Rights Issue with Bonus Issue and the Whitewash Waiver. The terms of the Rights Issue and the reasons for the Whitewash Waiver have been reviewed by the Independent Non-Executive Director. We have discussed with the Independent Non-Executive Director in relation to any questions and comments that he has so as to help ensure that the information received by him, including our letter, are adequate to help him make his recommendation to the Independent Shareholders.

PRINCIPAL FACTORS AND REASONS CONSIDERED

I. Purpose of the Rights Issue

In formulating our recommendation to the Independent Non-Executive Director, we started by first reviewing the reasons behind the Rights Issue, that is, the need of the funds which led to this fund raising exercise.

According to the Directors, the net proceeds raised from the Rights Issue are for the following four purposes:

(a) partial payment of compensation fees payable by the Company for levying the land which is adjacent to the Beijing Capital Airport under the Cooperative Development Agreement;

(b) lending to its wholly owned subsidiary, China Land Group Limited ("China Land") for the renovation, repair and maintenance of its Plaza Canton Hotel;

(c) funding the operations of a wholly-owned subsidiary, Tung Fong Hung Investment Limited ("Tung Fong Hung"); and

(d) additional working capital of the Company.

We further reviewed each of these purposes to help us determine if the intended use of the funds would be reasonable and commercially needed.

(a) *Partial payment of compensation fees for the land adjacent to the Beijing Capital Airport and the renovation, repair and maintenance of Plaza Canton Hotel*

We reviewed these two usages of funds in conjunction as they are both investments in nature. Our objective is to determine if the investments are in line with the business developments of the Group. In this respect, we do not attempt to opine on whether the business is a good investment or not as the Directors managing the businesses of the Group are responsible for the investment decision when they review the quality of, and the return on, the investments they make.

To help us determine if the two usages of funds are in line with the overall investment strategy of the Company, we reviewed its major investment activities in the recent years. In September 2000, Paul Y. and Hanny each acquired a substantial existing stake in the Company and became its major Shareholders. A new Board was subsequently appointed to the Company. As such, we focused our review on the results of the Group for the two years ended 31 December 2001.

The Company is an investment holding company, through its subsidiary and/or associated companies, engaging in a wide range of businesses including tire manufacturing, manufacturing and distribution of Chinese medicine, western pharmaceuticals and health food, property development and investment, hotel operations, investment in infrastructure projects and securities investments. The following table shows the Group's turnover and contribution to operating results by principal activities for the past two years ended 31 December 2001.

	2001 Turnover (HK$'000)	2001 Contribution to profit (loss) from operations (HK$'000)	2001 Profit margin (%)	2000 Turnover (HK$'000)	2000 Contribution to profit (loss) from operations (HK$'000)	2000 Profit margin (%)
Manufacturing						
Tires	2,608,862	(128,124)	–	2,680,155	(35,382)	
Heavy industry	115,036	2,583	2.25	107,965	(19,572)	
Consumer goods	189,706	7,180	3.78	209,246	5,467	2.61
Electronic products	24,310	(6,998)	–	92,797	(73)	
Pharmaceutical products	62,071	8,591	13.84	30,241	30,241	100.00
	2,999,985	(116,768)	–	3,120,404	(19,319)	
Property investment	65,662	(138,553)	–	19,676	2,743	13.94
Hotel operation	50,518	(18,125)	–	38,469	(4,191)	
Newspaper publishing	132,311	(31,663)	–	9,818	(7,626)	
Toll road operation	–	(360,272)	–	–	–	
Other activities	76,872	(2,782)	–	58,841	12,993	22.08
Investment in shares, interest bearing notes and bank deposits	–	(129,507)		–	(644,133)	
Result on dilution/disposal of associates/subsidiaries	–	–		–	–	
Share of results of associates/subsidiaries not consolidated	–	(17,997)		–	(12,147)	
	3,325,348	(815,667)		3,247,208	(671,680)	
Unallocated corporate expenses		(104,018)			(52,716)	
Finance costs		(81,462)			(88,487)	
(Loss) Profit before taxation		(1,001,147)			(812,883)	
Taxation		(5,982)			(6,608)	
Minority interests		408,399			88,809	
(Loss) Profit after taxation		(598,730)			(730,682)	

As a holding company making a wide range of investments in different industries, the Company strives to enhance its portfolio value by making acquisitions and disposals as and when opportunities arise. In 1999, with the objective to add value to its investment portfolio, the Group successfully secured Pacific Century Cyberworks Limited as the controlling shareholder of Tricom Holdings Limited, then a subsidiary of the Group, which engages in telecommunication and information technology businesses. The subsequent disposal of its investments in Tricom Holdings Limited and revaluation of its listed investments resulted in a gain to the Group of approximately HK$1,084 million in 1999. A detailed financial information of the Group for the year ended 31 December 1999 is contained in Appendix I to the Circular.

In 2000, with continuing effort to achieve a more diversified and healthier investment portfolio, the Company undertook a series of corporate exercises to rebalance its investment portfolio. These corporate exercises included, among other things, the acquisition of a Hong Kong listed Company, China Land (formerly known as China CyberPort Limited and Po Wing Kwan International (Holdings) Limited) to foray into property development, toll road operation and hotel operation in Hong Kong and the PRC.

In September 2000, Paul Y. and Hanny each acquired a substantial existing stake in the Company and became its major Shareholders. A new Board was subsequently appointed to the Company. The new management continued to strengthen the Company's investment portfolio through acquisitions and disposals. Material transactions included (i) acquisition of an equity interest in a newspaper publishing operations; (ii) acquisition of an equity interest in Huey Tai International Limited (subsequently renamed as Sing Pao Media Group Limited), a Hong Kong listed company principally engaging in property development and investment, and securities dealing and investments, into which the newspaper publishing operations were injected subsequently; and (iii) disposal of all of its interest in China Development Corporation Limited, a Hong Kong listed company principally engaging in construction, foundation and civil engineering, and hiring and repair of vessels businesses.

In addition to a series of acquisitions and disposals, the new management also revalued some of the Group's assets so as to improve the overall quality of the Company's investment portfolio. During that year, China Land made substantial provisions in recognition of impairment and revaluation losses in respect of its property development and investment, hotel operation and toll road operation and hence contributed to substantial losses to the Group. The newly acquired businesses by the new management including newspaper publishing were still operating at losses for the year ended 30 December 2000, the Group recorded a net loss of approximately HK$731 million.

In 2001, the Company continued to rebalance its investment portfolio by making acquisitions and disposals. Material transactions included disposing of its majority interest in a loss making newspaper publishing business, reshuffling the Group's property portfolio by acquiring and selling properties or interests in properties in Hong Kong and the PRC, and acquiring additional interest in Tung Fong Hung.

In the meantime, the Group continued to revalue its assets. The Group's losses in the year 2001 were reduced to approximately HK$599 million from approximately HK$731 million in the previous year. The Group's losses during the year 2001 were mainly attributed to the provisions made for the revaluation and/or impairment of assets in respect of China Land and operating losses of its tire manufacturing business, which are discussed in more details in the following paragraphs.

As shown from the table on page 27, the losses contributed by the tire manufacturing business increased to approximately HK$128 million in year 2001 from approximately HK$35 million in the previous year. As disclosed in the 2001 annual report of the Company, the substantial increase in losses from this operation was mainly attributed to the provision made in relation to the devaluation of the non-performing tire manufacturing factories of the Group, which the Group planned to dispose of in order to improve the overall profitability of this operation. Setting aside the performance of the discontinued operations, i.e. those non-performing factories being sold or to be sold in 2001, and the provision made thereto, the overall performance of this operation showed a slight improvement. The net loss from continuing operation after tax and minority interest of this business was reduced to approximately RMB50.3 million in 2001 from approximately RMB58.2 million in the previous year.

Regarding the performance of China Land, it recorded net losses of approximately HK$583 million and HK$394 million respectively in 2000 and 2001. Its losses in the past two years were mainly attributed to the provisions made to recognize the impairment and revaluation losses of its investment and development properties, hotel property and toll road. After making such provisions in the past two years, the Directors did not anticipate any further provisions for the same in the coming year, barring unforeseeable circumstances.

The Directors considered that although the above-mentioned provisions had contributed unsatisfactory results to the Group in the past two years, it could help improve the overall assets quality and hence achieve a healthier investment portfolio of the Company. The Directors have indicated that the Group will continue to rebalance and strengthen its investment portfolio for future growth. The Directors expect that China's accession to the World Trade Organisation and the Olympic Games to be held in Beijing in 2008 would have positive impact on the Group's businesses. The Directors have indicated that the Group will strengthen the business segments in which the Group has competitive advantage and at the same time seek and identify other business opportunities in Hong Kong and the PRC. Therefore, it is reasonable for the Company to expand its land bank and to upgrade its assets for better revenue generation capabilities. As such, we believe that it is reasonable for the Company to raise funds for paying the compensation fees for levying land adjacent to the Beijing Capital Airport for property development and financing its subsidiary to renovate its Plaza Canton Hotel to attract more revenue. Raising funds to be used for such purposes is in line with the business development of the Group.

In March 2002, the Company, through its subsidiary, entered into a conditional subscription agreement to invest in Ananda Wing On Travel (Holdings) Limited, a Hong Kong listed company engaging in travelling and related businesses. This subscription agreement was completed on 19 April 2002.

(b) Funding the working capital of Tung Fong Hung

It is not unusual that private companies draw funding from their parent companies for working capital purposes. Tung Fong Hung was acquired by the Company in November 2001 as a wholly owned subsidiary and therefore, it is normal that its funding, other than internally generated, will come from either the Company or from bank financing.

We have reviewed the management accounts of Tung Fong Hung for the nine months ended 31 December 2001 and discussed with the Directors thereof. We noted that this company has incurred losses during that year and required additional funding of approximately HK$30 million to fund its investments in enhancing its production capacity. As such, we consider that the borrowing capability of this company is doubtful from an earnings standpoint and that further bank financing at reasonable interest rates and terms would be difficult to obtain and a shareholder's loan to Tung Fong Hung is probably a more accessible and beneficial form of funding to Tung Fong Hung and the Group as a whole.

Therefore, we consider it as reasonable for the Company to fund the working capital of Tung Fong Hung and it is in the interest of the Group and the Shareholders taken as a whole to do so.

(c) Funding the working capital of the Group

We have reviewed the balance sheets of the Company and noted that the cash resources of the Group were minimal. On the Group's level, the Group had a negative cash balance (being gross bank balances and deposits minus short term bank loans and other borrowings) of approximately HK$93.83 million as at 31 December 2001. On the Company's level, the Company had a net cash balance of HK$86.48 million as at 31 December 2001. The Directors confirmed that the proceeds will not be used to finance the investment in Ananda Wing On Travel (Hong Kong) Limited.

According to our discussion with the Directors, the Company will continue to build, align and strengthen the investment portfolio of the Company until the portfolio can produce steady earnings and growth. This will continue to involve acquisitions of quality assets and operations while underperforming assets and operations will be disposed of. In such acquisitions and disposals, cash will be needed. Therefore, it is prudent and necessary for the Company to build up a strong treasury or cash position.

The cost of raising HK$100 million, being the proceeds of the Rights Issue used for purposes other than general working capital, will not materially be different from raising HK$138.3 million. The difference will mainly be in the underwriting commission. In the Rights Issue, the underwriting commission payable is only 1%, much lower than the market rate of 2% to 2.5%, as the Rights Issue is underwritten by the Substantial Shareholders. Since no extra costs other than the underwriting commission will be incurred to raise HK$38.3 million more, and that the underwriting commission in the Rights Issue is lower than usual, it is only reasonable that the Company takes advantage of the opportunity to raise more cash to strengthen its treasury.

Therefore, given the minimal net cash position of the Group, we consider it reasonable and in the interest of the Company and its Shareholders taken as a whole, to raise funds as general working capital for the Group.

In summary, we consider that this fund raising exercise fair and reasonable and is in the interest of the Company and the Shareholders, taken as a whole.

Alternatives to the Rights Issue

The Directors have advised us that they have considered other means of fund raising, including debt financing and share placement but found that the Rights Issue was the best way of fund raising for the Group.

The Directors are of the view that as the Group is restructuring its investment portfolio, it would be prudent to avoid debt financing to minimize the overall financial risk to the Group. In addition, the Directors consider that debt financing would increase the financial costs and indebtedness of the Group given:

(i) the Group incurred losses of approximately HK$731 million and HK$599 million for the two consecutive years ended 31 December 2001; and

(ii) the Group's net total liabilities to net tangible assets ratio (being the total liabilities minus cash position and divided by net tangible asset value of the Group) for the two consecutive years ended 31 December 2001 was approximately 61.46% and 86.00% respectively.

The Directors consider that placement of shares or warrants would not provide an equal opportunity for the existing Shareholders to participate in it and would result in dilution of existing Shareholders' interests. The Rights Issue, however, enables all the Qualifying Shareholders to participate in it, thus giving them an equal opportunity to participate in the enlargement of the capital base of the Company and to maintain their proportionate interests in the Company.

Based on the above reasons, we consider it reasonable that the Company has selected the Rights Issue as the method of fund raising and it is in the interest of the Group and the Shareholders taken as a whole.

Principal terms of the Rights Issue with Bonus Issue

(a) Subscription price

The subscription price of HK$0.15 per Rights Shares (the "Subscription Price") represents:

(i) a discount of approximately 61.53% to the closing price of the Shares of HK$0.39 per Share quoted on the Stock Exchange at 12:30 p.m. on Friday, 8 March 2002, being the last trading day before the release of the Announcement ("Last Trading Day");

(ii) a discount of approximately 62.50% to the average closing price of the Shares of HK$0.40 per Share quoted on the Stock Exchange for the 10 trading days up to and including the Last Trading Day;

(iii) a discount of approximately 34.78% to the theoretical ex-rights price of HK$0.23 per Share based on the closing price on the Last Trading Date;

(iv) a discount of approximately 53.13% to the closing price of the Shares of HK$0.32 per Share quoted on the Stock Exchange on the Latest Practicable Date;

(v) a discount of approximately 48.28% to the average closing price of HK$0.29 per Share quoted on the Stock Exchange for the 10 trading days up to and including the Latest Practicable Date; and

(vi) a discount of approximately 28.57% to the theoretical ex-rights price of HK$0.21 per Share based on the closing price on the Latest Practicable Date.

To evaluate the fairness and reasonableness of the Subscription Price, we have reviewed the performance of the closing prices of the Shares relative to that of Hang Seng Index ("HSI") and All Ordinaries Index ("HKAOI") for the 12 months commencing from 1 February 2001 to 28 February 2002 and for the period commencing from 1 March 2002 up to and including the Latest Practicable Date ("Review Period").

China Strategic Holdings Limited Vs HSI and HKAOI


Index*
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
02/01/01
02/15/01
03/01/01
03/15/01
03/29/01
04/12/01
04/26/01
05/10/01
05/24/01
06/07/01
06/21/01
07/05/01
07/19/01
08/02/01
08/16/01
08/30/01
09/13/01
09/27/01
10/11/01
10/25/01
11/08/01
11/22/01
12/06/01
12/20/01
01/03/02
01/17/02
01/31/02
02/14/02
02/28/02
03/14/02
03/28/02
04/11/02
04/25/02
Latest Practicable Date
China Strategic Holdings
HSI
HKAOI

* *Rebased to 100 as at 1 February 2001.*

Source: *Bloomberg*

Note: HKAOI covers all ordinary shares listed on the Stock Exchange including the Shares.

The following table shows the closing prices and the turnover of the Shares during the Review Period.


Number of Shares
HK$
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
Subscription Price of HK$0.15
02/01/01
02/15/01
03/01/01
03/15/01
03/29/01
04/12/01
04/26/01
05/10/01
05/24/01
06/07/01
06/21/01
07/05/01
07/19/01
08/02/01
08/16/01
08/30/01
09/13/01
09/27/01
10/11/01
10/25/01
11/08/01
11/22/01
12/06/01
12/20/01
01/03/02
01/17/02
01/31/02
02/14/02
02/28/02
03/14/02
03/28/02
04/11/02
04/25/02
05/07/02
Latest Practicable Date
Volume LHS
Share price RHS

Source: Bloomberg

As illustrated from the above graphs, the price of the Shares generally under-performed the HSI and HKAOI during the Review Period. In addition, the closing price of the Shares fell from HK$1.10 per Share on 1 February 2001 to HK$0.39 per Share on the Last Trading Day. The poor price performance of the Shares suggests that a relatively large discount of the Subscription Price to the market price of the Shares may be necessary to induce the Qualifying Shareholders to participate in the Rights Issue.

To further evaluate the fairness and reasonableness of the Subscription Price, we have reviewed the rights issues of 25 listed companies (excluding the Rights Issue) for the period starting from the terrorist attack in the US on 11 September 2001 to the Last Trading Day. We consider that it is sensible to review the rights issue exercises after the terrorist attack in the US because the global economy and equity market conditions were adversely affected thereafter. Rights issue exercises announced thereafter would reflect more accurately the then equity market conditions.

We reviewed the business activities of these 25 listed companies to determine if any of them are engaged in similar businesses to the Group in order to compare their respective terms of rights issues with that of the Rights Issue. The principal businesses of the Group include tire manufacturing, manufacturing, property development and investment, hotel operation, retailing and distribution of pharmaceutical products and health foods, and investment in infrastructure projects. The businesses of the 25 listed companies under review, which are engaged in a wide range of businesses including manufacturing, telecommunication, retailing and distribution, banking and real estate, may not be directly comparable to the Group. To this end, it may be inappropriate to select any one of these 25 listed companies to compare its terms of rights issues with that of the Rights Issue. As an alternative, we have evaluated the terms of the Rights Issue in light of its subscription ratio and fund raising size in the following paragraph.

The subscription ratios of the 25 listed companies' rights issues under review ranges from one-for-six to eleven-for-one, with fund raising size ranging from approximately HK$7.3 million to approximately HK$726.7 million. We have selected the rights issues of five listed companies, namely, e-Kong Group Limited, Digital World Holdings Limited, Pricerite Group Limited, Renren Holdings Limited and Wang On Group Limited ("Reference Companies") to compare their terms with that of the Rights Issue. The subscription ratios of the rights issues of the Reference Companies were at least two-for-one with a fund raising size of not less than HK$100 million, being from approximately HK$109 million to approximately HK$197 million. As regarding the discount of the rights issue price to the theoretical ex-rights price, these five Reference Companies demonstrate discounts of the rights issue price to theoretical ex-rights price of approximately 18.73%, 31.81%, 40.00%, 46.67% and 66.10% respectively. The discount of the Subscription Price to the theoretical ex-rights price of the Shares of approximately 34.80% lies within the discount range as illustrated above. In this regard, we consider that the Subscription Price is fair and reasonable.

(b) Bonus Issue

As set out in the letter from the Board in the Circular, the Bonus Issue is available to the Qualifying Shareholders who subscribe for the Rights Shares. The initial subscription price under the Bonus Warrants of HK$0.17 per Share represents a discount of approximately 56.41% to the closing price of HK$0.39 per Share on the Last Trading Day and a discount of approximately 26.10% to the theoretical ex-rights price of HK$0.23 per Share on the Last Trading Day. The Directors consider that the initial subscription price of the Bonus Warrants gives an attractive opportunity to the Qualifying Shareholders who take up the Rights Shares to participate in the future growth of the Group. We consider that the Bonus Issue is a sensible arrangement for the Rights Issue because: (i) it acts as a sweetener to encourage the Qualifying Shareholders to participate in the Rights Issue without further deepening the discount of the Subscription Price to the then market price of the Shares; and (ii) it does not have an immediate dilution effect to the Shareholders. Therefore, we consider that the Bonus Issue is fair and reasonable in so far as the interest of the Shareholders are concerned.

(c) Underwriting arrangement

Under the Rights Issue, there will be not less than 921,957,884 Rights Shares available for subscription by the Qualifying Shareholders. Each of the Substantial Shareholders has undertaken

to subscribe for their provisional entitlements in full, amounting to 321,760,000 Rights Shares each and has agreed to underwrite the balance of the Rights Shares in equal shares, amounting to not less than 600,197,884 Rights Shares in aggregate, subject to fulfillment of the conditions set out in each of their respective Underwriting Agreements. In the event that the Substantial Shareholders are called upon to take up their obligations under their respective Underwriting Agreements in full, the Substantial Shareholders' aggregate holding in the issued share capital of the Company as enlarged by the Rights issue would be increased to approximately 78.30% assuming no Share Options are exercised before the Record Date.

We consider that a substantial shareholder of a company underwriting a rights issue is not uncommon in the marketplace. In our review of the rights issues of 25 listed companies, 12 companies invited their respective major shareholders to underwrite all or part of the rights issue. In addition, pursuant to the Underwriting Agreements, the Company will pay each of the Substantial Shareholders a commission of 1% of the total Subscription Price underwritten by them rather than the usual market rate of 2%-2.5%. This would help the Company save fund raising expenses. Given the above reasons, we consider that the underwriting arrangement with the Substantial Shareholders is fair and reasonable.

Dilution effect of the Rights Issue

Qualifying Shareholders who do not subscribe for their entitlements under the Rights Issue will have their shareholding diluted by approximately 66.67%, assuming no Share Options are duly exercised before the Record Date.

Having said that the Rights Issue has a potential dilution effect on the percentage shareholding of the Qualifying Shareholders in the Company, we consider such potential dilution effect is not prejudicial to the Qualifying Shareholders given that: (i) if they decide not to take up all or part of their entitlements, they could dispose of their entitlements, subject to market conditions, and receive a cash consideration; (ii) if they decide to maintain their percentage shareholdings in the Company, they could subscribe for their entitlements under the Rights Issue; and (iii) if they decide to further increase their percentage shareholdings in the Company, they could either acquire additional nil-paid Rights Shares in order to enable them to subscribe for the Rights Shares or apply for excess Rights Shares on the excess application forms and the Directors will allocate the excess Rights Shares at their sole discretion on a fair and reasonable basis. We consider such arrangements are fair and reasonable and in the interest of the Shareholders as they could cater for different objectives of the Qualifying Shareholders and are in line with the current market practice.

Financial effects of the Rights Issue

Upon completion of the Rights Issue, the net tangible assets of the Group will be increased by the amount of the net proceeds of the Rights Issue of approximately HK$135 million, amounting to approximately HK$2,323 million. In the meantime, the net tangible asset value per Share will be diluted from approximately HK$4.75 per Share to approximately HK$1.68 per Share, representing a dilution of approximately 64.63%.

If the Rights Issue is approved at the EGM and the Independent Shareholders do not choose to participate in it, they will suffer from such dilution in the net tangible asset value per Share. Nevertheless,

Independent Shareholders should note that in a fund raising exercise by issuing new shares of a listed company which is operating on a going concern basis, the market price is a more relevant factor than the net tangible asset value per share of such company in determining the pricing of the relevant issue. Given the closing price of the Shares on the Last Trading Date was HK$0.39 per Share, representing a discount of approximately 91.80% to the net tangible asset value of HK$4.75 per Share as at 31 December 2001, the dilution effect on those Independent Shareholders who do not participate in the Rights Issue is inevitable if the Rights Issue proceeds. We have reviewed the dilution effect of the rights issues of the Reference Companies on their respective net tangible asset value per share and noted that their respective percentage dilution on net tangible asset value per share were approximately 37.72%, 54.17%, 65.70%, 78.75% and 87.89% respectively. The percentage dilution of approximately 64.63% as demonstrated by the Rights Issue lies within the above range.

The Subscription Price represents a discount of approximately 96.84% to the net tangible asset value of HK$4.75 per Share or a discount of approximately 91.07% to the pro forma unaudited adjusted consolidated net tangible asset value of HK$1.68 per Share. Such discount of approximately 91.07% was the deepest one as compared to the corresponding discounts of approximately 29.58%, 36.51%, 41.18%, 61.36% and 65.12% respectively as represented by the rights issues of the five Reference Companies. In this regard, the Rights Issue offers a better term for the Shareholders to participate in and hence is in the interest of the Shareholders.

Maintaining listing of the Company

It is stated in the Circular that the Substantial Shareholders intend to maintain the listing of the Shares on the Stock Exchange upon completion of the Rights Issue. Accordingly, the Company, the Substantial Shareholders and their respective directors have jointly and severally undertaken to the Stock Exchange that the Company and the Substantial Shareholders will take appropriate steps, to ensure not less than 25% of the issued Shares being held by the public at all times in compliance with the minimum public float requirement of the Listing Rules. It is our view that maintaining the listing of the Shares on the Stock Exchange is in the interest of the Company and the Shareholders taken as a whole as it provides an established market for the Shareholders who may consider disposing their Shares in the future.

II. WHITEWASH WAIVER

Under the underwriting arrangement of the Rights Issue, each of the Substantial Shareholders has irrevocably undertaken to subscribe for their respectively provisional entitlements in full and has each agreed to underwrite in equal shares the balance of the Rights Shares. In the event that the Substantial Shareholders are called upon to take up their obligations under their respective Underwriting Agreements in full, the Substantial Shareholders' aggregate holding in the issued share capital of the Company as enlarged by the Rights issue would be increased to approximately 78.30% assuming no Share Options are exercised before the Record Date. Under Rule 26 of the Takeovers Code, the Substantial Shareholders

and parties acting in concert with them would be obligated to make a general offer to purchase all the Shares other than those already held by them unless otherwise waived by the Executive subject to an approval by the Independent Shareholders, with the vote taken on a poll, at the EGM. The Substantial Shareholders have made an application to the Executive for the Whitewash Waiver and the Executive has indicated that it will be granted, subject to the approval by the Independent Shareholders.

The grant of the Whitewash Waiver is directly tied to whether the Rights Issue with Bonus Issue can proceed or not as the granting and approval of the Whitewash Waiver has been made a condition precedent to the Rights Issue with Bonus Issue. That is, if the Whitewash Waiver is not granted by the Executive and approved by the Independent Shareholders, the Rights Issue with Bonus Issue will not proceed. As such, we consider that the Whitewash Waiver is justifiable in order to allow the Rights Issue with Bonus Issue proceed.

RECOMMENDATION

Having considered the above reasons, in particular that:

- the discount of the Subscription Price to the theoretical ex-rights price of the Shares lies within the discount range as illustrated by the rights issues of the Reference Companies;
- the discount of the Subscription Price to the pro forma adjusted consolidated net tangible assets of the Group is the deepest one as compared to the corresponding discounts as illustrated by the rights issues of the Relevant Companies, thereby giving a more attractive opportunity for the Independent Shareholders to participate in the Rights Issue;
- the use of proceeds of the Rights Issue is consistent with the Group's strategy of rebalancing its investment portfolio and focusing on strengthening investments with a strong potential for future growth;
- the Bonus Issue gives an attractive opportunity to the Qualifying Shareholders to participate in the Rights Issue without further deepening the discount of the Subscription Price to the then market price of the Share; and
- other financing means would either, in the case of a debt financing, deepen the financial burden of the Group or, in the case of an equity financing by way of share placement, would not provide an opportunity to all Qualifying Shareholders to participate in the fund raising exercise of the Group,

we consider that the terms of the Rights Issue are fair and reasonable so far as the interest of the Independent Shareholders are concerned and that the Rights Issue with Bonus Issue is in the interests of the Company. The Whitewash Waiver is a condition precedent to the Rights Issue. If the Whitewash Waiver is not approved, the Rights Issue will not proceed. Therefore, we consider

that the granting of the Whitewash Waiver is fair and reasonable. Based on the above reasons, we recommend the Independent Non-Executive Director to recommend the Independent Shareholders to vote in favour of the resolutions to approve the Rights Issue with Bonus Issue and the Whitewash at the EGM.

Yours faithfully,
For and on behalf of
Platinum Securities Company Limited
Jeny Lau
Managing Director

SHARE CAPITAL

The authorised and issued share capital of the Company following completion of the Rights Issue (assuming no Share Options are duly exercised before the Record Date) will be as follows:

		HK$
Authorised:		*(Nominal Value)*
8,000,000,000	Shares	800,000,000

		HK$
Issued (and paid up) and to be issued:		*(Nominal Value)*
460,978,942	Shares as at the Latest Practicable Date	46,097,894
921,957,884	Shares to be issued pursuant to the Rights Issue (assuming no Share Options are duly exercised before the Record Date)	92,195,788
1,382,936,826		138,293,683

All the Shares currently in issue rank pari passu in all respects with each other, including dividends, voting rights and capital. No shares have been issued since 31 December 2001 (the date to which the latest audited financial statements of the Group were made up) to the Latest Practicable Date.

SHARE OPTIONS

As at the Latest Practicable Date, the Company had outstanding Share Options to subscribe for an aggregate of 376,750 Shares, which are held by the employees of the Company,

Details of the Share Options are as follows:

Exercisable Period	**Date of Grant**	**Exercise Price per Share** *(HK$)*	**Number of outstanding Shares under Share Options**
21.7.1998 to 20.7.2002	21/7/1997	6.060	36,750
12.01.2000 to 11.01.2005	12/1/2000	3.440	50,000
14.02.2000 to 13.02.2005	14/2/2000	4.050	290,000
			376,750

The issuance of the Rights Shares will cause an adjustment to each of the exercise prices and the number of Shares to be issued under the Share Options. The Company has engaged its auditors to review and certify the accuracy of calculation basis of such adjustments.

Save as disclosed above, the Company has no other outstanding convertible securities, warrants, options, founder or management or deferred shares and derivatives in respect of the Shares.

The following information are extracted from the audited financial statements of the Company in its annual report for the financial year ended 31st December, 2001.

CONSOLIDATED INCOME STATEMENT

For the year ended 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000	1999 HK$'000
Turnover	4	3,234,404	3,158,058	3,750,224
Cost of sales		(2,971,785)	(2,766,813)	(3,162,390)
Gross profit		262,619	391,245	587,834
Other revenue	6	168,178	210,373	1,617,395
Distribution costs		(179,879)	(161,656)	(187,377)
Administrative expenses		(242,744)	(282,226)	(389,183)
Other expenses	7	(909,862)	(869,985)	(370,619)
Restructuring costs		–	–	(41,855)
(Loss) profit from operations	8	(901,688)	(712,249)	1,216,195
Finance costs	10	(81,462)	(88,487)	(96,938)
Share of results of associates		(17,997)	(12,147)	(12,993)
Share of results of a subsidiary not consolidated		–	–	(12,623)
(Loss) profit before taxation		(1,001,147)	(812,883)	1,093,641
Taxation	11	(5,982)	(6,608)	(5,396)
(Loss) profit before minority interests		(1,007,129)	(819,491)	1,088,245
Minority interests		408,399	88,809	(40,649)
Net (loss) profit for the year		(598,730)	(730,682)	1,047,596
Dividend	12	–	46,098	–
(Loss) earnings per share				
Basic	13	HK$(1.30)	HK$(1.59)	HK$2.34
Diluted		N/A	N/A	HK$2.33
Dividend per share	12	NIL	HK$0.01	NIL

CONSOLIDATED BALANCE SHEET
At 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Non-Current Assets			
Investment properties	14	49,341	71,818
Property, plant and equipment	15	2,452,199	2,734,587
Properties under/held for development	16	137,000	157,401
Payment for acquisition of land development right	17	2,727	–
Intangible asset	18	–	107,208
Goodwill	19	32,708	–
Interest in associates	21	176,268	115,752
Receivables – due after one year	22	302,439	18,995
Investments in securities	23	473,408	757,197
Loans to minority shareholders	24	26,765	28,074
		3,652,855	3,991,032
Current Assets			
Properties held for sale	25	32,881	31,081
Inventories	26	790,288	869,333
Trade debtors	27	481,024	667,817
Receivables – due within one year	22	107,195	50,217
Receivables due from associates	21	13,517	5,323
Other receivables, deposits and prepayments		298,722	367,624
Advances to contractors		9,439	184,443
Income and other tax recoverable		208	85
Investments in securities	23	40,000	67,800
Bank balances and cash		744,927	885,228
Pledged bank deposits		83,520	612,351
		2,601,721	3,741,302
Current Liabilities			
Creditors and accrued charges	28	431,885	674,566
Other payables		563,821	415,130
Payables due to related companies	29	36,492	–
Payables due to associates	21	9,625	–
Income and other taxes payable		32,871	43,531
Bank loans and other borrowings	34	922,272	1,351,545
		1,996,966	2,484,772
Net Current Assets		604,755	1,256,530
		4,257,610	5,247,562

	NOTES	2001 HK$'000	2000 HK$'000
Capital and Reserves			
Share capital	30	46,098	460,979
Reserves	32	2,174,692	2,388,875
		2,220,790	2,849,854
Minority Interests		1,323,582	1,699,376
Non-Current Liabilities			
Bank loans and other borrowings			
– due after one year	34	593,121	595,213
Deposits received	35	76,638	76,638
Loans from minority shareholders	24	43,479	26,481
		713,238	698,332
		4,257,610	5,247,562

BALANCE SHEET
At 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
Non-Current Assets			
Property, plant and equipment	15	8,722	8,660
Payment for acquisition of land development right	17	2,727	–
Investments in subsidiaries	20	329,186	328,189
Receivables due from subsidiaries	20	1,515,455	2,179,911
Interest in associates	21	2	2
Receivables – due after one year	22	25,246	26,480
Investments in securities	23	19,517	19,517
		1,900,855	2,562,759
Current Assets			
Receivables due from associates	21	473	1,083
Receivables – due within one year	22	16,239	4,673
Other receivables, deposits and prepayments		2,687	6,595
Bank balances and cash		106,491	217,237
		125,890	229,588
Current Liabilities			
Creditors and accrued charges		2,674	3,101
Payables due to related companies	29	1,073	–
Bank loans and other borrowings	34	20,011	8,798
		23,758	11,899
Net Current Assets		102,132	217,689
		2,002,987	2,780,448
Capital and Reserves			
Share capital	30	46,098	460,979
Reserves	32	1,246,936	1,453,360
		1,293,034	1,914,339
Non-Current Liabilities			
Bank loans and other borrowings	34	35	–
Payables due to subsidiaries	20	709,918	866,109
		2,002,987	2,780,448

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

For the year ended 31st December, 2001

	2001 *HK$'000*	2000 *HK$'000*
Exchange differences arising on translation of operations outside Hong Kong	(7,277)	(1,223)
Share of reserves of associates		
Goodwill reserve	–	(12,097)
Exchange reserve	(72)	(7,317)
Non-distributable reserve	–	2,204
	(7,349)	(18,433)
Net loss for the year	(598,730)	(730,682)
Total recognised losses	(606,079)	(749,115)
Negative goodwill arising on acquisition of interests in subsidiaries and associates	–	157,581
	(606,079)	(591,534)
Effect of change in accounting policy on adoption of the revised Statement of Standard Accounting Practice 9 – "Events after the Balance Sheet Date" – Increase in retained profits as at 1st January, 2000	–	46,098

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st December, 2001

	NOTES	2001 HK$'000	2000 HK$'000
NET CASH INFLOW FROM OPERATING ACTIVITIES	36	85,876	157,342
RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
Interest paid		(121,235)	(116,488)
Dividends paid to minority shareholders of subsidiaries		(4,124)	(23,140)
Dividend paid		–	(46,098)
Interest received		71,725	114,714
Dividends received from investments		5,509	6,509
NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		(48,125)	(64,503)
TAXATION			
Tax paid in other jurisdictions		(8,953)	(7,213)
Refund of tax received in other jurisdictions		6	1,213
NET CASH OUTFLOW FOR TAXATION		(8,947)	(6,000)
INVESTING ACTIVITIES			
Decrease (increase) in pledged bank deposits		528,831	(612,351)
Proceeds from disposal of investments in securities		400,960	1,084,136
Repayment from receivables		389,990	69,067
Proceeds from disposal/dilution of subsidiaries/ business (net of cash and cash equivalents disposed of)	37	283,806	46,496
Proceeds from disposal of investment properties		14,450	–
Capital repatriation from an associate		9,366	–
Repayment from associates		–	177
Proceeds from disposal of property, plant and equipment		5,818	25,873
Repayment from minority shareholders		1,309	–
Advance to receivables		(670,140)	(50,000)
Purchase of subsidiaries/business (net of cash and cash equivalents acquired)	38	(354,450)	(526,312)
Purchase of property, plant and equipment		(279,977)	(211,517)
Purchase of investments in securities		(282,802)	(1,430,640)
Investment in associates		(44,100)	(48,541)
Advance to associates		(17,560)	–
Costs incurred for properties under/held for development		(8,392)	(26,541)
Payment for acquisition of land development right		(2,727)	–
Purchase of additional interest in subsidiaries		–	(6,667)
NET CASH OUTFLOW FROM INVESTING ACTIVITIES		(25,618)	(1,686,820)
NET CASH INFLOW (OUTFLOW) BEFORE FINANCING ACTIVITIES		3,186	(1,599,981)

	NOTES	2001 HK$'000	2000 HK$'000
FINANCING ACTIVITIES	39		
New bank loans and other borrowings raised		1,183,688	1,509,767
Advance from related companies		53,409	–
Contribution from minority shareholders		42,602	15,348
Advance from associates		9,625	–
Repayment of bank loans and other borrowings		(1,393,529)	(1,243,438)
Repayment to related companies		(16,917)	–
Repayment of obligations under hire purchase contracts		(9)	–
Proceeds from issue of shares, net of expenses		–	45,530
NET CASH (OUTFLOW) INFLOW FROM FINANCING ACTIVITIES		(121,131)	327,207
DECREASE IN CASH AND CASH EQUIVALENTS		(117,945)	(1,272,774)
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		873,326	2,146,420
EFFECT OF FOREIGN EXCHANGE RATE CHANGES		(10,454)	(320)
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		744,927	873,326
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS			
Bank balances and cash		744,927	885,228
Bank overdrafts		–	(11,902)
		744,927	873,326

NOTES TO THE FINANCIAL STATEMENTS

1. GENERAL

The Company is a public limited company incorporated in Hong Kong with its shares listed on The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange").

The Company is an investment holding company. The activities of its principal subsidiaries and associates are set out in note 20 and 21.

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

During the year, the Group has adopted for the first time a number of new and revised Statements of Standard Accounting Practice ("SSAPs") issued by the Hong Kong Society of Accountants. Adoption of these new and revised SSAPs had no significant effect on the financial statements for the current or prior year except that in accordance with SSAP 9 (Revised) "Events after the Balance Sheet Date", dividends proposed or declared after the balance sheet date are not recognised as a liability at the balance sheet date, but are disclosed as a separate component in the notes to the financial statements. This change in accounting policy has been applied retrospectively, resulting in a prior period adjustment which increased the retained profits of the Group and the Company respectively, as at 1st January, 2000 by HK$46,098,000. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts for the prior year have been restated in order to achieve a consistent presentation.

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention as modified for the valuation of investment properties, hotel property and investments in securities.

The financial statements have been prepared in accordance with accounting principals generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries made up to 31st December each year.

The results of subsidiaries and associates which are acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate goodwill previously eliminated against reserves. Accordingly, goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves, and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1st January, 2001 is capitalised and amortised on a straight line basis over its useful economic life. Goodwill arising on the acquisition of an associate is included within the carrying amount of the associate. Goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet.

On disposal of a subsidiary or an associate, the attributable amount of unamortised goodwill/goodwill previously eliminated against reserve is included in the determination of the profit or loss on disposal.

Negative goodwill

Negative goodwill represents the excess of the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition over the cost of acquisition.

In the current year, the Group has adopted SSAP 30 "Business Combinations" and has elected not to restate negative goodwill previously credited to reserves. Accordingly, negative goodwill arising on acquisition prior to 1st January, 2001 continues to be held in reserves and will be credited to income at the time of disposal of the relevant subsidiary or associate.

Negative goodwill arising on acquisition after 1st January, 2001 is presented as deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Negative goodwill arising on the acquisition of an associate is deducted from the carrying value of that associate. Negative goodwill arising on the acquisition of subsidiaries is presented separately in the balance sheet as a deduction from assets.

Investments in subsidiaries

Investments in subsidiaries are included in the Company's balance sheet at cost less any identified impairment loss.

Investments in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates less any identified impairment loss.

The results of the associates are accounted for by the Company on the basis of dividends received and receivable during the year. Investments in associates are included in the Company's balance sheet at cost as reduced by any identified impairment loss.

Intangible asset

Intangible asset is stated at cost less amortisation and any identified impairment loss. The cost of the intangible asset is amortised over the estimated useful life on a straight line basis.

Recognition of revenue

Revenue of the Group for the year is recognised on the following bases:

Sales of goods is recognised when goods are delivered and title has been passed to the customers.

Hotel revenue from rooms and other ancillary services are recognised when the services are rendered.

Income from sale of completed properties is recognised on the execution of a binding sale and purchase agreement.

Dividend income from investments in securities is recognised when the shareholders' rights to receive payment have been established.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Income from sale of newspaper is recognised when the newspapers are delivered.

Income from advertisement in newspaper is recognised when the relevant advertisement is published.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the period of the respective leases.

Impairment of assets

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income being negotiated at arm's length.

Investment properties are stated at open market value based on professional valuation at the balance sheet date. Any revaluation increase or decrease arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a revaluation decrease, in which case the excess of the revaluation decrease over the balance on the investment property revaluation reserve is charged to the income statement. Where a decrease has previously been charged to the income statement and a revaluation increase subsequently arises, this increase is credited to the income statement to the extent of the decrease previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to the disposed property is transferred to the income statement.

No depreciation or amortisation is provided on investment properties except where the unexpired term, including the renewal period, of the relevant lease is twenty years or less.

Property, plant and equipment

Properties under construction, toll highway and construction in progress

Properties under construction, toll highway and construction in progress are stated at cost, which includes land cost and the related construction cost and borrowing costs capitalised in accordance with the Group's accounting policies, less accumulated impairment losses. No depreciation or amortisation is provided on properties under construction, toll highway and construction in progress until the construction is completed and the properties, assets or toll highway are ready for use.

Hotel property

Hotel property (including interests in land and building and its integral fixed plant) is stated at their open market value based on professional valuation at the balance sheet date. Any surplus or deficit arising from the same asset on the revaluation of the hotel property is credited or charged to the revaluation reserve of the same asset unless the balance on this reserve is insufficient to cover a deficit, in which case the excess of the deficit over the balance on the asset revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

No depreciation is provided on hotel property or on its integral fixed plant. It is the Group's policy to maintain these asset in a continual state of sound repair and maintenance and to extend and make improvements thereto from time to time, and accordingly the directors consider that given the estimated life of this asset and its high residual value, any depreciation would be insignificant.

Other property, plant and equipment

Property, plant and equipment, other than properties under construction, toll highway, construction in progress and hotel property, is stated at cost less depreciation and accumulated impairment losses.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Depreciation is provided to write off the other items of the property, plant and equipment over their estimated useful lives and after taking into account their estimated residual value, using the straight line method, at the following rates per annum:

Leasehold land and land use rights	Over the term of the lease or land use rights
Buildings	2% or the term of the lease or land use rights, if shorter
Furniture and fixtures	10% – 25%
Machinery and equipment	10% – 20%
Motor vehicles	12.5% – 25%

Assets held under hire purchase contracts are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

Properties under/held for development

Properties under/held for development where no decision has yet been taken to re-sell or hold for long term purposes are stated at cost less accumulated impairment losses. No depreciation and amortisation is provided on properties under/held for development until the construction is completed and the properties are ready for their intended use.

Costs comprise land cost, construction costs, borrowing costs capitalised in accordance with the Group's accounting policy and other direct costs attributable to the properties under/held for development.

Properties held for sale

Properties held for sale are stated at the lower of cost and net realisable value. Cost comprises all costs of purchase. Net realisable value is calculated at the actual or estimated selling price less related costs of marketing and selling.

Operating leases

Rentals payable in respect of operating leases are charged to the income statement on a straight line basis over the relevant lease term.

Investments in securities

Investments in securities are recognised on a trade date basis and are initially measured at cost.

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in net profit or loss for the period.

Capitalisation of borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset, which are assets that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale. Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs capitalised.

All other borrowing costs are recognised as expenses in the period in which they are incurred.

Assets held under hire purchase contracts

Assets held under hire purchase contracts are capitalised at their fair value at the date of acquisition. The corresponding liability to the hirer, net of interest charges, is included in the balance sheet as a hire purchase obligation. Finance costs, which represent the difference between the total commitments and the outstanding principal amount at the inception of the hire purchase contracts, are charged to the income statement over the period of the relevant contracts so as to produce a constant periodic rate of charge on the remaining balances of the obligation for each accounting period.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost, which comprises all costs of purchase and, where applicable, costs of conversion and other costs that have been incurred in bringing the inventories to their present location and condition, is calculated using the weighted average cost method. Net realisable value represents the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Foreign currencies

Transactions in foreign currencies are translated at the rates ruling on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Profits and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of the subsidiaries and associates which are denominated in currencies other than Hong Kong dollar are translated at the rates ruling on the balance sheet date. All exchange differences arising on consolidation are dealt with in reserves.

Pension/Retirement benefit scheme

The pension costs/retirement benefit scheme contributions relating to the defined contribution scheme/mandatory provident fund scheme charged to the income statement represents contributions payable to the schemes by the Group at rates specified in the rules of the schemes. The amount of contributions payable to previous schemes in jurisdictions other than Hong Kong are charged to the income statement.

Taxation

The charge for taxation is based on the results for the year as adjusted for items which are non-assessable or disallowed. Timing differences arise from the recognition for tax purposes of certain items of income and expense in a different accounting period from that in which they are recognised in the financial statements. The tax effect of timing differences, computed using the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

4. **TURNOVER**

	2001	**2000**
	HK$'000	***HK$'000***
Sales of goods, net of returns and sales taxes	2,986,793	3,091,851
Publication of newspaper	132,311	9,818
Sales of properties	58,800	12,500
Hotel operation	50,518	38,469
Rental income	5,982	5,420
	3,234,404	3,158,058

The Group carries out its activities primarily in the People's Republic of China ("PRC") including Hong Kong, details of the analysis of the Group's turnover and contribution to results from operations by principal business segment and geographical market are set out in note 5.

5. **SEGMENTAL INFORMATION**

Business segments

For management purposes, the Group is currently organised into the following divisions. These divisions are the basis on which the Group reports its primary segment information.

An analysis of the Group's turnover and contribution to operating results and segmental assets and liabilities by business segments is as follows:

	Toll highway operation HK$'000	Tires HK$'000	Heavy industry HK$'000	Consumer goods HK$'000	Electronic products HK$'000	Pharma-ceutical products HK$'000	Property investment HK$'000	Hotel operation HK$'000	Newspaper publication HK$'000 (Note)	Investment in securities and receivables HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2001													
REVENUE													
External sales	-	2,608,862	115,036	189,706	24,310	62,071	65,662	50,518	132,311	-	76,872	-	3,325,348
Inter-segment sales	-	-	-	-	-	-	1,685	-	-	-	2,193	(3,878)	-
Total revenue	-	2,608,862	115,036	189,706	24,310	62,071	67,347	50,518	132,311	-	79,065	(3,878)	3,325,348
RESULT													
Segment result	(360,272)	(128,124)	2,583	7,180	(6,998)	8,591	(138,553)	(18,125)	(31,663)	(206,741)	(2,782)		(874,904)
Unallocated corporate expenses													(104,018)
Finance costs													(81,462)
Interest income													71,725
Dividend income													5,509
Share of results of associates	-	-	-	-	-	(6,995)	-	-	(8,998)	-	(2,004)		(17,997)
Loss before taxation													(1,001,147)
Taxation													(5,982)
Loss before minority interests													(1,007,129)
Minority interests													408,399
Net loss for the year													(598,730)
Assets and liabilities at 31st December, 2001													
ASSETS													
Segment assets	841,836	2,704,852	124,177	111,669	20,933	185,625	602,285	208,102	-	1,037,962	96,889		5,934,330
Interest in associates	-	88,133	-	-	-	-	17,592	-	64,899	-	5,644		176,268
Unallocated total assets													143,978
Consolidated total assets													6,254,576
LIABILITIES													
Segment liabilities	(721,246)	(637,412)	(44,244)	(40,281)	(10,723)	(84,061)	(121,401)	(8,693)	-	-	(2,191)		(1,670,252)
Unallocated corporate liabilities													(1,039,952)
Consolidated total liabilities													(2,710,204)
Other information for the year ended 31st December, 2001													
Capital expenditure													
– Property, plant and equipment	273,565	118,195	4,191	11,167	34	114,393	21,508	-	41,383	-	1,000		585,436
– Properties under/held for development	-	-	-	-	-	-	8,392	-	-	-	-		8,392
– Investment properties	-	-	-	-	-	-	96,510	-	-	-	-		96,510
Depreciation and amortisation	-	110,796	4,346	7,594	837	1,079	1,792	-	18,165	-	1,794		146,403
Impairment and revaluation loss	360,272	90,524	-	-	-	-	123,108	25,000	-	50,413	17,592		666,909
Other non-cash expenses	-	84,972	-	-	-	-	-	-	-	139,972	-		224,944

Inter-segment revenue are charged at market rates.

	Toll highway operation HK$'000	Tires HK$'000	Heavy industry HK$'000	Consumer goods HK$'000	Electronic products HK$'000	Pharma-ceutical products HK$'000	Property investment HK$'000	Hotel operation HK$'000	Newspaper publication HK$'000 (Note)	Investment in securities and receivables HK$'000	Others HK$'000	Elimination HK$'000	Consolidated HK$'000
For the year ended 31st December, 2000													
REVENUE													
External sales	-	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	-	58,841	-	3,247,208
Inter-segment sales	-	-	-	-	-	-	-	-	-	-	2,519	(2,519)	-
Total revenue	-	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	-	61,360	(2,519)	3,247,208
RESULT													
Segment result	-	(35,382)	(19,572)	5,467	(73)	30,241	2,743	(4,191)	(7,626)	(765,356)	12,993		(780,756)
Unallocated corporate expenses													(52,716)
Finance costs													(88,487)
Interest income													114,714
Dividend income													6,509
Share of results of associates	-	-	-	-	-	-	-	-	-	6,968	(19,115)		(12,147)
Loss before taxation													(812,883)
Taxation													(6,608)
Loss before minority interests													(819,491)
Minority interests													88,809
Net loss for the year													(730,682)
Assets and liabilities at 31st December, 2000													
ASSETS													
Segment assets	1,101,600	3,049,173	51,009	175,658	55,113	-	699,072	233,261	163,644	948,731	165,884		6,643,145
Interest in associates	-	89,889	-	-	-	-	-	-	-	-	25,863		115,752
Unallocated total assets													973,437
Consolidated total assets													7,732,334
LIABILITIES													
Segment liabilities	(638,906)	(742,576)	(51,651)	(61,970)	(15,973)	-	(194,552)	(21,722)	(44,295)	-	(10,186)		(1,781,831)
Unallocated corporate liabilities													(1,401,273)
Consolidated total liabilities													(3,183,104)
Other information for the year ended 31st December, 2000													
Capital expenditure													
– Property, plant and equipment	873,273	65,086	32,352	8,609	3,302	-	458,205	225,000	-	-	2,116		1,667,943
– Properties under/held for development	-	-	-	-	-	-	200,410	-	-	-	-		200,410
– Investment properties	-	-	-	-	-	-	71,818	-	-	-	-		71,818
– Intangible assets	-	-	-	-	-	-	-	-	107,656	-	-		107,656
Depreciation and amortisation	-	79,441	18,227	8,420	3,426	-	1,430	-	448	-	-		111,392
Impairment loss	-	42,277	-	-	-	-	-	-	-	46,000	26,724		115,001
Other non-cash expenses	-	11,382	-	-	-	-	-	-	-	482,656	-		494,038

Inter-segment revenue are charged at market rates.

Note:

In December 2001, the Group's interest in Actiwater Resources Limited ("Actiwater"), which is mainly engaged in newspaper publishing, was disposed of to Sing Pao Media Group Limited ("Sing Pao Media", formerly STAREASTnet.com Corporation). The gain on disposal of Actiwater was approximately HK$93,806,000.

Upon the completion of the disposal, the Group held approximately 27.97% interest in Sing Pao Media and the business segment of newspaper publishing was regarded as discontinued operation in 2001.

Geographical Segments

The following provides an analysis of the Group's turnover by geographic market, irrespective of the origin of the goods/services:

	Turnover		**Contribution to loss from operations**	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
PRC, other than Hong Kong	3,006,346	3,144,185	(168,095)	(55,713)
Hong Kong	228,058	13,873	(673,894)	(647,819)
Overseas	–	–	(59,699)	(8,717)
	3,234,404	3,158,058	(901,688)	(712,249)
Finance costs			(81,462)	(88,487)
Share of results of associates			(17,997)	(12,147)
Loss before taxation			(1,001,147)	(812,883)

The following is an analysis of the carrying amount of segment assets, and capital additions analysed by the geographical area in which the assets are located:

	Carrying amount of segment assets		**Capital additions**	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
PRC, other than Hong Kong	4,799,836	5,554,164	676,251	1,937,167
Hong Kong	1,052,700	1,614,158	14,087	110,660
Overseas	402,040	564,012	–	–
	6,254,576	7,732,334	690,338	2,047,827

6. OTHER REVENUE

	2001	2000
	HK$'000	*HK$'000*
Net gain on disposal/dilution/of interest in subsidiaries/business *(note a)*	26,057	16,892
Add: Goodwill previously credited to reserves Exchange reserve realised	650	691
Non-distributable reserves realised	11,078	3,151
	63,047	24,692
Gain on disposal/dilution of interest in associates *(note b)*	–	15,436
Add/(Less): Goodwill previously written off against reserves	–	(3,751)
Exchange reserve realised	–	2,735
Non-distributable reserves realised	–	557
	–	14,977
Interest income	71,725	114,714
Dividend income from listed investments	5,509	6,509
Write-back of allowance for bad debts	10,390	9,754
Others	17,507	39,727
	168,178	210,373

Notes:

(a) The net gain on disposal/dilution of interest in subsidiaries/business in 2001 comprises (i) the gain on disposal of the Group's interest in Actiwater of approximately HK$93,806,000; disposal of Gold Brilliant Limited of approximately HK$3,309,000 and disposal of other subsidiaries of HK$16,035,000 and (ii) the net loss on disposal of the Group's interest in Dalian C.S.I. Metal Containers Co., Ltd of approximately HK$8,812,000; Ningbo Zhonghua Electronics Co., Ltd of approximately HK$255,000; dilution of the Group's interest in China Land Group Limited ("China Land") of approximately HK$30,038,000 and the loss on disposal of certain business in Double Happiness Tyre Industries Corporation Limited of approximately HK$10,998,000.

The net gain on disposal/dilution/partial disposal of the interest in subsidiaries in 2000 comprised (i) the net gain on disposal of the Group's interest in China Estate (Holdings) Limited of HK$12,444,000; Yantai C.S.I. Pharmaceutical Company Limited of HK$30,241,000; and partial disposal of other subsidiaries of HK$5,036,000; and (ii) the net loss on disposal of the Group's interest in Wuxi C.S.I. Mechanical and Electrical Equipment Company Limited of HK$5,673,000 and Ningbo C.S.I. Power & Machinery Group Company Limited of HK$17,356,000.

(b) The net gain on disposal/dilution of interest in associates in 2000 comprised (i) loss on disposal of the Group's interest in China Packaging Equipment (H.K.) Company Limited of HK$2,488,000; (ii) the net gain on dilution of the Group's interest in Asia Fiber Holdings Limited of HK$7,407,000; and (iii) the net gain on dilution of the Group's interest in Pacificnet.com, Inc. ("Pacificnet" formerly known as Creative Master International, Inc.) of HK$10,058,000.

7. OTHER EXPENSES

	2001 HK$'000	2000 HK$'000
Impairment and revaluation loss on *(note a)*:		
– toll highway	360,272	–
– properties under construction	63,257	–
– construction in progress (note b)	61,493	–
– hotel property	25,000	–
– machinery and equipment	17,863	–
– motor vehicles	1,156	–
	529,041	–
– properties under/held for development	28,793	–
– properties held for sale	11,081	–
– investment properties	19,977	–
– goodwill of subsidiaries and associates	14,005	26,724
– interest of an associate	3,587	–
Unrealised holding loss on investments in securities	139,972	482,656
Allowance for bad and doubtful debts	84,972	11,382
Loss on disposal of investments in securities	15,182	260,946
Loss on disposal of property, plant and equipment	2,827	–
Impairment loss recognised in respect of inventories	10,012	42,277
Impairment loss recognised in respect of loan and interest receivables	50,413	46,000
	909,862	869,985

Notes:

(a) During the year, the directors of the Group reviewed the carrying amount of the property interests of the Group in light of the current market condition, and with reference to the valuation report made by independent firms of professional property valuers, the directors identified impairment and revaluation loss on the property held by the Group. Accordingly, the impairment and revaluation loss has been recognised in the consolidated income statement for the year. Details of these are set out in notes 14, 15 and 16 to the financial statements.

(b) Since 1993, one of the Company's subsidiaries, Double Happiness Tyre Industries Corporation Limited ("DH") has undertaken the construction of a radial tire factory (the "Project"). In 1995, the Project was temporarily suspended and the total costs incurred for the Project up to 31st December, 2000 were approximately RMB257,844,000 (equivalent to approximately HK$242,107,000). These costs have been included in construction in progress. Managements of DH and its immediate holding company, China Enterprises Limited ("China Enterprises", formerly China Tire e-commerce.com Limited and China Tire Holdings Limited) are in the process of formulating and compromising on a financing plan for the Project. A major reassessment on the capacity and technical specifications for the facility was carried out in 1999 and an appraisal ("the Appraisal") of the replacement costs of the facilities was also conducted by a third party PRC asset appraiser based on an assumption that the construction of the Project will be resumed. In the absence of a definite financing plan, the directors of China Enterprises also performed an assessment ("the Assessment") of the value of the assets of the Project as at 31st December, 1999.

Based on the results of the Appraisal and the Assessment, an aggregate potential impairment loss provision was made to write down the carrying value of the assets of the Project by approximately RMB122,400,000 (equivalent to HK$114,887,000) during the year ended 31st December 1999.

A further assessment ("Second Assessment") on the assets of the Project was performed and a valuation of the fair market value of the assets was conducted by American Appraisal Hongkong Limited, an independent firm of professional valuer. Based on the results of the Second Assessment, the directors considered no further provision is required for the carrying value of the assets of the Project for the year ended 31st December 2000.

As at 31st December, 2001, management of DH and China Enterprises have reviewed the carrying amount of the Project with reference to its estimated selling price. An impairment loss of HK$61,493,000, representing the difference between the estimated selling price and the carrying amount of the Project, has been identified and has been recognised in the consolidated income statement.

8. LOSS FROM OPERATIONS

	2001	2000
	HK$'000	*HK$'000*
Loss from operations has been arrived at after charging:		
Staff costs		
– directors remuneration (note 9(a))	2,696	10,593
– other staff costs (Note 9(b))	302,566	304,254
– retirement benefits scheme contributions, excluding directors	37,050	38,750
Total staff costs	342,312	353,597
Less: amount capitalised in toll highway, properties under/held for development and properties under construction	(6,565)	–
	335,747	353,597
Auditors' remuneration		
Current year	6,521	5,908
Overprovision in prior year	(2,135)	(21)
Depreciation and amortisation of property, plant and equipment:		
– owned assets	140,967	110,944
– assets under hire purchase contracts	7	–
Less: amount capitalised in toll highway	(231)	–
	140,743	110,944
Amortisation of intangible asset included in administrative expenses	4,934	448
Amortisation of goodwill included in administrative expenses	495	–
Loss on disposal of property, plant and equipment	2,827	310
Loss on disposal of investment properties	50	–
and after crediting:		
Net rental income in respect of premises after outgoings of HK$28,000 (2000: HK$36,000)	11,886	11,406

9. DIRECTORS' AND EMPLOYEE REMUNERATION

(a) DIRECTORS' REMUNERATION

	2001	2000
	HK$'000	*HK$'000*
Fees		
– Executive directors	–	7,398
– Non-executive directors	295	50
– Independent non-executive directors	216	345
	511	7,793
Other emoluments		
– Executive directors		
Salaries and other benefits	2,185	2,800
	2,696	10,593

The number of directors whose remuneration falls within the bands set out below is as follows:

HK$	**2001** Number of directors	**2000** Number of directors
Nil to 1,000,000	12	10
1,000,001 to 1,500,000	1	1
1,500,001 to 2,000,000	–	1
3,500,001 to 4,000,000	–	–
7,000,001 to 8,000,000	–	1
	13	13

During the year, no emoluments were paid by the Group to any director as an inducement to join or upon joining the Group or as compensation for loss of office.

(b) EMPLOYEES' REMUNERATION

The five highest paid individuals in the Group included two directors (2000: three directors) of the Company, details of whose remuneration are set out above. The aggregate remuneration of the remaining highest paid individuals, who are employees of the Group, is as follows:

	2001 *HK$'000*	**2000** *HK$'000*
Remuneration, salaries and other benefits	**3,595**	2,948

HK$	**2001** Number of employees	**2000** Number of employees
Nil to 1,000,000	1	–
1,000,001 to 1,500,000	2	1
1,500,001 to 2,000,000	–	1
	3	2

10. FINANCE COSTS

	2001 *HK$'000*	**2000** *HK$'000*
Interest on borrowings wholly repayable within five years:		
Bank borrowings	81,423	89,709
Other borrowings	198	51
Obligations under hire purchase contracts	9	–
	81,630	89,760
Interest on bank borrowings not wholly repayable within five years	39,605	26,728
	121,235	116,488
Less: Amount capitalised in toll highway	(39,773)	(28,001)
	81,462	88,487

11. TAXATION

	2001 *HK$'000*	2000 *HK$'000*
The (credit) charge comprises:		
Hong Kong Profits Tax		
Overprovision in prior years	–	(183)
	–	(183)
Taxation in other jurisdictions	12,982	6,791
Overprovision in prior years	(7,000)	–
Taxation attributable to the Company and its subsidiaries	5,982	6,608

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions. As the Company's PRC subsidiaries are Sino-foreign joint venture enterprises, they are eligible for certain tax holidays and concessions. Accordingly, certain of the PRC subsidiaries were exempted from PRC income tax or subject to tax at reduced rates. PRC income tax is calculated at the applicable rates relevant to the PRC subsidiaries.

Details of deferred taxation are set out in note 33.

12. DIVIDEND

	2001 *HK$'000*	2000 *HK$'000*
Final dividend in 1999 at HK$0.01 per ordinary share as a result of adoption of revised SSAP 9 described in note 2	–	46,098

13. LOSS PER SHARE

The calculation of the basic loss per share is based on the net loss for the year of HK$598,730,000 (2000: HK$730,682,000) and on the adjusted weighted average of 460,978,942 (2000: 459,375,955) ordinary shares in issue during the year, after adjustment for the effect of the consolidation of the Company's shares as set out in note 30.

No disclosure of the diluted loss per share has been calculated for both years as the exercise of the share options would result in a decrease in loss per share.

14. INVESTMENT PROPERTIES

	THE GROUP	
	2001 *HK$'000*	2000 *HK$'000*
VALUATION		
At 1st January	71,818	51,954
Acquired on acquisition of subsidiaries	96,510	71,818
Eliminated on disposal of subsidiaries	(84,510)	(51,954)
Disposal	(14,500)	–
Deficit arising on revaluation	(19,977)	–
At 31st December	49,341	71,818

The Group's investments properties were revalued at 31st December, 2001 by CB Richard Ellis Limited and RHL Appraisal Limited, independent firms of professional property valuers, on an open market value basis. Deficit arising on the revaluation of HK$19,977,000 has been charged to the consolidated income statement.

The Group's investment properties are held for rental under operating leases.

The carrying value of the investment properties comprises:

	THE GROUP 2001 HK$'000	2000 HK$'000
Properties held under medium-term leases in Hong Kong	12,000	14,500
Properties held under medium-term land use right in the PRC	37,341	57,318
	49,341	71,818

15. PROPERTY, PLANT AND EQUIPMENT

	Land and buildings HK$'000	Furniture and fixtures HK$'000	Machinery and equipment HK$'000	Motor vehicles HK$'000	Properties under construction HK$'000	Toll highway HK$'000	Construction in progress HK$'000	Hotel property HK$'000	Total HK$'000
THE GROUP									
COST OR VALUATION									
At 1st January, 2001	485,396	19,779	1,073,381	44,511	385,832	897,273	196,906	225,000	3,328,078
Acquired on acquisition of subsidiaries	16,598	15,714	13,871	1,709	-	-	29,179	-	77,071
Additions	3,236	14,087	97,175	3,050	18,257	273,565	98,995	-	508,365
Transfer	119	-	168,918	3,825	-	-	(172,862)	-	-
Disposals	(1,370)	(4,733)	(12,416)	(5,743)	-	-	-	-	(24,262)
Deficit on revaluation	-	-	-	-	-	-	-	(25,000)	(25,000)
Disposal of subsidiaries	(47,829)	(17,862)	(206,950)	(6,414)	-	-	(238)	-	(279,293)
At 31st December, 2001	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
Comprising:									
At cost	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	-	3,384,959
At valuation	-	-	-	-	-	-	-	200,000	200,000
	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
DEPRECIATION AND AMORTISATION									
At 1st January, 2001	115,771	14,110	432,211	31,399	-	-	-	-	593,491
Provided for the year	22,532	4,294	110,404	3,744	-	-	-	-	140,974
Impairment loss	-	-	17,863	1,156	63,257	360,272	61,493	-	504,041
Eliminated on disposals	(448)	(3,946)	(8,138)	(3,085)	-	-	-	-	(15,617)
Eliminated on disposal of subsidiaries	(13,838)	(2,973)	(67,378)	(5,940)	-	-	-	-	(90,129)
At 31st December, 2001	124,017	11,485	484,962	27,274	63,257	360,272	61,493	-	1,132,760
NET BOOK VALUES									
At 31st December, 2001	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199
At 31st December, 2000	369,625	5,669	641,170	13,112	385,832	897,273	196,906	225,000	2,734,587

(a) Toll highway represents the Group's interest in a toll highway under construction in Shenzhen ("Shenzhen Highway"). In view of the fact that the toll rates approved by relevant PRC government authorities were lower than their budgeted rates, the Group has recognised impairment loss with reference to the valuation made by Grant Sherman Appraisal Limited, an independent firm of professional property valuers under a discounted cash flow method, using a discount rate of 20% and taking into consideration the expected future cost to complete the Shenzhen Highway and of the traffic projections and studies conducted by Scott Wilson (Hong Kong) Limited, an independent traffic consultant of the Shenzhen Highway. An impairment loss of approximately HK$360,272,000 has been identified which has been recognised in the consolidated income statement in the current year. A subsidiary of the Company has been granted the right to operate and manage the Shenzhen Highway for a period of 25 years up to 30th November, 2022.

(b) The Group's hotel property was revalued at 31st December, 2001 by CB Richard Ellis Limited, an independent firm of professional property valuers, on an open market value basis.

The hotel property is situated in the PRC, other than Hong Kong, is held under medium-term land use right. The Group has been granted the right to operate and manage the hotel for a period from January 1987 to January 2017, and subject to certain conditions to be fulfilled, the operating period may be extended for a further period of 20 years.

(c) The properties under construction are situated in the PRC, other than Hong Kong, and are held under medium-term land use right. In view of the market condition, the Group has recognised an impairment loss with reference to the valuation made by CB Richard Ellis Limited, an independent firm of professional property valuers, on an open market basis. An impairment loss of approximately HK$63,257,000 has been identified which has been recognised in the consolidated income statement in the current year.

(d) The Group reviewed the carrying amount of machinery and equipment and motor vehicles using the estimated selling prices of the machinery and equipment and motor vehicles in the proposed agreement entered into between the Group and the potential purchaser. An impairment loss of approximately HK$19,019,000 representing the difference between the estimated selling prices and the carrying amount was identified which has been recognised in the consolidated income statement.

(e) At 31st December, 2001, included in net book value of toll highway is interest capitalised of HK$77,719,000 (2000: HK$37,946,000).

	Land and buildings *HK$'000*	Furniture and fixtures *HK$'000*	Machinery and equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000*
THE COMPANY					
COST					
At 1st January, 2001	6,824	2,511	3,274	–	12,609
Additions	–	71	231	541	843
Disposals	–	(922)	(1,862)	–	(2,784)
At 31st December, 2001	6,824	1,660	1,643	541	10,668
DEPRECIATION					
At 1st January, 2001	191	983	2,775	–	3,949
Provided for the year	170	308	208	68	754
Eliminated on disposals	–	(920)	(1,837)	–	(2,757)
At 31st December, 2001	361	371	1,146	68	1,946
NET BOOK VALUES					
At 31st December, 2001	6,463	1,289	497	473	8,722
At 31st December, 2000	6,633	1,528	499	–	8,660

The net book value of the land and buildings shown above comprises:

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Properties held under medium-term land use rights in the PRC, other than Hong Kong	332,133	369,625	6,463	6,633

The net book value of motor vehicle as at 31st December, 2001 included an amount of approximately HK$263,000 in respect of assets held under hire purchase contracts. No assets were held under hire purchase contracts as at 31st December, 2000.

16. PROPERTIES UNDER/HELD FOR DEVELOPMENT

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
COST		
At 1st January	157,401	–
Acquired on acquisition of a subsidiaries	–	173,869
Development costs incurred during the year	8,392	26,541
Impairment loss	(28,793)	–
Transfer to properties held for sale	–	(43,009)
At 31st December	137,000	157,401

Comprising:

	2001	**2000**
	HK$'000	*HK$'000*
Properties held under medium-term land use rights in the PRC, other than Hong Kong	111,000	131,086
Properties held under long-term land use rights in the PRC, other than Hong Kong	26,000	26,315
	137,000	157,401

Included above is the Group's interest in development projects of the Hong Kong Macau Square under medium-term land use right in Huizhou and of Lang De Dong under long-term land use rights in Taishan. In view of the market condition, the Group has made impairment losses, with reference to the valuation made by CB Richard Ellis Limited and RHL Appraisal Limited, both of which are independent firms of professional property valuers, on an open market basis. An impairment loss of approximately HK$28,793,000 has been identified which has been recognised in the consolidated income statement in the current year.

17. PAYMENT FOR ACQUISITION OF LAND DEVELOPMENT RIGHT

THE GROUP AND THE COMPANY

During the year, an agreement was entered into between the Company and 北京市順義區李橋鎮人民政府 (the "People's Government of Li Qiao Town") for the joint development project of a piece of land which is adjacent to the eastern side of Beijing Capital Airport, the PRC, under which the Company agreed to make an aggregate payment of approximately HK$216,981,000 (equivalent to RMB230,000,000) to the People's Government of Li Qiao Town for the land development right of the project.

As at 31st December, 2001, a partial payment of approximately HK$2,727,000 (equivalent to RMB3,000,000) was paid by the Company.

18. INTANGIBLE ASSET

	THE GROUP 2001 HK$'000	THE GROUP 2000 HK$'000
COST		
At 1st January	107,656	–
Addition	–	107,656
Eliminated on disposal of subsidiary	(107,656)	–
At 31st December	–	107,656
AMORTISATION		
At 1st January	448	–
Provided for the year	4,934	448
Eliminated on disposal of subsidiary	(5,382)	–
At 31st December	–	448
NET BOOK VALUES		
At 31st December	–	107,208

The intangible asset represents the rights to publish newspaper under the trademarks and tradenames of "Sing Pao" and was amortised over a period of 20 years.

19. GOODWILL

	THE GROUP HK$'000
COST	
Arising on acquisition of subsidiaries during the year	53,112
Eliminated on disposal of subsidiaries	(19,909)
At 31st December, 2001	33,203
AMORTISATION	
Provided for the year and at 31st December, 2001	495
NET BOOK VALUES	
At 31st December, 2001	32,708
At 31st December, 2000	–

Goodwill is amortised on a straight line basis and the amortisation period for goodwill is 20 years.

20. INVESTMENTS IN SUBSIDIARIES/RECEIVABLES DUE FROM SUBSIDIARIES/PAYABLES DUE TO SUBSIDIARIES

	2001 HK$'000	2000 HK$'000
Investments in subsidiaries		
Shares listed overseas, at cost	228,703	228,703
Unlisted shares, at cost	100,483	99,486
	329,186	328,189
Market value of listed shares	23,868	56,935
Receivables due from subsidiaries		
Amounts due from subsidiaries	3,598,640	3,051,781
Less: Impairment loss recognised	(2,083,185)	(871,870)
	1,515,455	2,179,911
Payables due to subsidiaries		
Amounts due to subsidiaries	709,918	866,109

The receivables due from and payables due to subsidiaries are unsecured, non-interest bearing and have no fixed terms of repayment.

During the year, the directors of the Company reviewed the carrying amount of the interests in subsidiaries of the Company in light of the current market condition, the directors identified impairment and revaluation losses on properties and unrealised loss on other investment held by the subsidiaries with reference to professional valuation report and market value of shares an impairment loss of approximately HK$1,211 million has been identified in respect of the receivables due from subsidiaries. Accordingly, the whole amount has been recognised in the income statement as impairment losses for the year.

Particulars of the principal subsidiaries at 31st December, 2001 are as follows:

Name of subsidiary	Place of incorporation/ registration and operation	Issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued share capital/ registered capital held by the Company Directly %	Indirectly %	Principal activities
Australia Net.Com Limited ("Australia Net.Com")	Australia *(note a)*	A$31,184,116	–	57.26 (note a)	Investment holding
China Land	Bermuda *(note b)*	US$27,248,386	–	65.56 (note b)	Investment holding
China Pharmaceutical Industrial Limited	Hong Kong	HK$2	–	57.26	Investment holding
China Enterprises	Bermuda *(note c)*	Supervoting Common Stock US$30,000 Common Stock US$60,173	33.27 *(note c)*	24.84 *(note c)*	Investment holding
DH *(note f)*	PRC	RMB280,684,311	–	55 *(note c)*	Inactive

Name of subsidiary	Place of incorporation/ registration and operation	Issued and fully paid ordinary share capital/ registered capital	Proportion of nominal value of issued share capital/ registered capital held by the Company Directly %	Indirectly %	Principal activities
Dazhai C.S.I. Cement Co., Ltd. *(note f)*	PRC	RMB17,000,000	51	–	Manufacture of cement
Rosedale Hotel Guangzhou Co., Ltd. (formerly known as Guangzhou Jiang Nan Hotel Co., Ltd.) *(note e)*	PRC	HK$89,700,000	–	81	Hotel operation
Guang Zhou Jiang Nan Property Co., Ltd. *(note e)*	PRC	HK$68,000,000	–	75	Property development
Hangzhou Zhongce Rubber Company Limited ("Hangzhou Rubber") *(note f)*	PRC	RMB469,748,777	–	51 *(note c)*	Manufacture of tires
Huizhou World Express Property Ltd. *(note e)*	PRC	HK$109,200,000	–	70	Property development
Ningbo Zhonghua Taifeng Food Co., Ltd. *(note f)*	PRC	RMB89,004,566	–	51	Production of flour, monosodium glutamate and related food products
Shenzhen Longchen Xinyuan Industrial Co., Ltd ("Longchen Xinyuan") *(note f)*	PRC	RMB100,000,000	–	60	Construction and operation of toll highway
Shenzhen SEZ Development Centre Co., Ltd. *(note e)*	PRC	HK$290,000,000	–	86	Development, holding and trading of properties
Tung Fong Hung Investment Limited ("Tung Fong Hung") (note d)	British Virgin Islands	US$10,000	–	100	Manufacture and trading of Chinese and western pharmaceutical products
Yantai C.S.I. Rubber Co., Limited *(note f)*	PRC	RMB60,000,000	–	51 *(note c)*	Manufacture of tires
Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. *(note f)*	PRC	RMB667,833,000	–	51 *(note c)*	Manufacture of tires

Notes:

a. Australia Net.Com operates both in Australia and Hong Kong and its shares are listed on the Australian Stock Exchange. Australia Net.Com and its subsidiaries are mainly engaged in the investment holding activities.

b. China Land operates in the PRC and Hong Kong and its shares are listed on the Hong Kong Stock Exchange.

c. China Enterprises operates in the PRC and its shares are listed on the New York Stock Exchange. The Group holds a 55.2% effective equity interest and an 88.8% voting interest in China Enterprises. China Enterprises is a holding company which owns a majority stake in DH, Hangzhou Rubber, Yantai C.S.I. Rubber Co., Limited and Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd. at 31st December, 2001.

d. Tung Fong Hung operates in Hong Kong.

e. This is a PRC Sino-foreign co-operative joint venture.

f. This is a PRC Sino-foreign equity joint venture.

None of the subsidiaries had any loan capital subsisting at the end of the year or at any time during the year.

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

21. INTEREST IN ASSOCIATES/RECEIVABLES DUE FROM ASSOCIATES/PAYABLES DUE TO ASSOCIATES

	THE GROUP		THE COMPANY	
	2001	**2000**	**2001**	**2000**
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Interest in associates				
Share of net assets	156,132	115,752	–	–
Goodwill	20,136	–	–	–
Unlisted shares, at cost	–	–	2	2
	176,268	115,752	2	2
Receivables due from associates				
Amounts due from associates	13,517	5,323	473	1,083
Payables due to associates				
Amounts due to associates	9,625	–	–	–

The amounts due from/to associates are unsecured, non-interest bearing and repayable on demand.

The amount of HK$20,136,000 mainly represented goodwill arising on acquisition of Sing Pao Media in December, 2001.

Particulars of the principal associates at 31st December, 2001 are as follows:

Name of associate	Place of incorporation/ registration	Place of operation	Proportion of nominal value of issued share capital/ registered capital held indirectly by the Company %	Principal activities
Hangzhou Zhongce Land Co., Ltd.	PRC	PRC	50	Property development and investment
Hangzhou Sunrise Rubber Co., Ltd. ("Sunrise")	PRC	PRC	49.2	Manufacture of tire
Pacificnet	Delaware, United States of America	Hong Kong and Singapore	29.52	Development, marketing and supporting full services of business to business e-commerce solutions
Sing Pao Media	Cayman Islands	Hong Kong	27.97	Media and publishing business "Sing Pao Daily News" and "Wide Angle Magazine", provision of multimedia entertainment and life-style information to the Chinese community worldwide

In 1998, the Group invested in Sunrise through Hangzhou Rubber for a total investment and registered capital of US$29,980,000. The investment commitment was satisfied by the contribution of a radial tire factory under construction. The radial tire factory commenced operations during the year.

During the year, the entire interest in Actiwater was disposed of to Sing Pao Media at a consideration satisfied both by cash and shares issued in Sing Pao Media. Following the completion of the disposal, the Group held approximately 27.97% interest in Actiwater.

The above table lists the associates of the Group which, in the opinion of the directors, constituted a substantial portion of the share of results or of net assets of the associates. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

22. RECEIVABLES

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Loan and interest receivables *(note a)*				
– secured	270,474	–	–	–
– unsecured	189,039	50,000	41,457	31,153
Receivables due from related companies *(note b)*	534	–	28	–
Receivables due from PRC entities *(note c)*	–	65,212	–	–
	460,047	115,212	41,485	31,153
Less: Impairment loss recognised	(50,413)	(46,000)	–	–
	409,634	69,212	41,485	31,153
Less: Amounts due within one year and shown under current assets	(107,195)	(50,217)	(16,239)	(4,673)
Amounts due after one year	302,439	18,995	25,246	26,480

Notes:

(a) Included in secured loan and interest receivables of approximately HK$123,491,000 and HK$110,583,000 were due from Danwei Limited ("Danwei") and Lucklong Venture Limited ("Lucklong") respectively. Mr. Lau Ko Yuen, Tom, alternate director to Ms. Chau Mei Wah, Rosanna of the Group, is a director of the ultimate holding company of Danwei and Lucklong. In addition, Ms. Chau Mei Wah, Rosanna, director of the Company, is also a director of Danwei and Lucklong. Shares of certain property holding companies held by Danwei and Lucklong were pledged to the Group as securities to the loans.

Included in unsecured loan and interest receivables were amounts of approximately HK$51,701,000 (2000: Nil) due from investees of the Group and of approximately HK$45,183,000 (2000: HK$34,000,000) advanced to China Development Corporation Limited, a former associate of the Group.

All the loan receivables carry interest at the prevailing market rate.

(b) Details of the receivables due from related companies are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Paul Y. – ITC Management Limited	24	–	–	–
Star East Bob Limited	160	–	–	–
Star East Management Services Limited	157	–	–	–
Rosedale Hotel Management Limited	113	–	–	–
Star East Holdings Limited	80	–	28	–
	534	–	28	–

The amounts are unsecured, non-interest bearing and repayable on demand.

Paul Y. – ITC Management Limited and Rosedale Hotel Management Limited are wholly owned subsidiaries of substantial shareholders of the Company.

Star East Management Services Limited and Star East Bob Limited are the subsidiaries of Star East Holdings Limited, in which certain directors of the Company have beneficial interest.

Star East Holdings Limited is a company, in which certain directors of the Company have beneficial interest.

(c) Receivables from PRC entities as at 31st December, 2000 consisted primarily of a loan to a former joint venture partner and was fully settled during the year.

23. INVESTMENTS IN SECURITIES

	THE GROUP Other investments		THE COMPANY Other investments	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Equity securities:				
Listed	261,403	316,375	–	–
Unlisted	73,279	187,225	18,692	18,692
	334,682	503,600	18,692	18,692
Debt securities:				
Listed	–	209,459	–	–
Unlisted	177,188	110,400	–	–
	177,188	319,859	–	–
Club debenture	1,538	1,538	825	825
Total	513,408	824,997	19,517	19,517

	THE GROUP Other investments		THE COMPANY Other investments	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Total and reported as:				
Listed				
Hong Kong	214,248	207,671	–	–
Elsewhere	47,155	318,163	–	–
Unlisted	252,005	299,163	19,517	19,517
	513,408	824,997	19,517	19,517
Classified under				
Current	40,000	67,800	–	–
Non-current	473,408	757,197	19,517	19,517
	513,408	824,997	19,517	19,517
Market value of listed securities	261,403	525,834	–	–

The carrying value of listed securities in Hong Kong at 31st December, 2001 included an amount of HK$71,005,500 and HK$60,834,000 (2000: HK$Nil and HK$74,178,000) representing 9.16% and 10% (2000: Nil and 10.01%) interest in Panva Gas Holdings Limited ("Panva Gas") and Ming Pao Enterprises Corporation Limited ("Ming Pao"), respectively. Panva Gas and Ming Pao are incorporated in Cayman Islands and Bermuda respectively and both are listed on the Hong Kong Stock Exchange.

The carrying value of the overseas listed debt securities at 31st December, 2000 represented PCCW convertible bonds ("PCCW Bond"). The PCCW Bond is guaranteed by PCCW, carries interest at 3.5% per annum, matures on 5th December, 2005 and will be redeemed at 120.12 per cent of the principal amount together with accrued interest.

Unless previously redeemed or purchased and cancelled, the PCCW Bond entitles the holders at any time after 5th January, 2001 up to 21st November, 2005 to convert the PCCW Bond into shares of PCCW at an initial conversion price of US$1.0083 per share (equivalent to approximately HK$7.865 per share), subject to adjustment.

The PCCW Bond were fully disposed of during the year.

The carrying value of the unlisted debt securities at 31st December, 2001 included an investment of HK$52,585,000 in convertible bond ("G-Prop Bond") issued by G-Prop (Holdings) Limited, a company listed on the Hong Kong Stock Exchange. The G-Prop Bond is non-interest bearing and is due to redeem on 10th December, 2004 at HK$57,000,000. It entitled the holders at any time after 10th December, 2001 and up to 10th December, 2004 to convert the G-Prop Bond into shares in G-Prop (Holdings) limited at a conversion price of HK$0.28 per share (subject to adjustment).

The carrying value of G-Prop Bond at 31st December, 2000 of HK$50,400,000 carried interest of 7.5% per annum and was fully redeemed by G-Prop (Holdings) Limited during the year.

The carrying value of the unlisted debt securities at 31st December, 2001 also included promissory note of HK$40,000,000 (2000: HK$60,000,000) to a third party carries interest at prevailing market rate per annum, and secured by shares in China Development Corporation Limited, a company listed on the Stock Exchange of Hong Kong.

24. LOANS FROM/TO MINORITY SHAREHOLDERS

THE GROUP

The amounts are unsecured, non-interest bearing and will not be repaid within one year and are therefore shown as non-current.

25. PROPERTIES HELD FOR SALE

THE GROUP

Properties held for sale were carried at net realisable value.

In respect of properties held for sale with a carrying amount of approximately HK$28,000,000, the transfer of title to the land use right and property ownership has not yet been completed at the balance sheet date. The Group has paid the full amount of the consideration in accordance with the sale and purchase agreement and in the opinion of the directors, such transfer will be completed in due course.

With reference to the valuation made by CB Richard Ellis Limited and RHL Appraisal Limited, both are independent firms of professional property valuers, on an open market basis. An impairment loss of approximately HK$11,081,000 has been identified which has been recognised in the consolidated income statement in the current year.

26. INVENTORIES

	THE GROUP	
	2001	**2000**
	HK$'000	*HK$'000*
Raw materials	312,952	268,242
Work in progress	19,007	30,842
Finished goods	458,329	570,249
	790,288	869,333

Included above are raw materials of HK$312,952,000 (2000: HK$268,242,000), work in progress of HK$19,007,000 (2000: HK$30,842,000) and finished goods of HK$458,329,000 (2000: HK$568,099,000) which are carried at their net realisable value.

The cost of inventories recognised as an expense during the year was approximately HK$2,771,566,000 (2000: HK$2,751,170,000).

27. TRADE DEBTORS

The Group allows its trade customers with credit period normally ranging from 90 days to 180 days. The aged analysis of the trade debtors at the balance sheet date is as follows:

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
0 – 90 days	330,169	323,133
90 – 180 days	93,564	244,787
Over 180 days	57,291	99,897
	481,024	667,817

28. CREDITORS AND ACCRUED CHARGES

Included in creditors and accrued charges are creditors with the following aged analysis:

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
0-90 days	278,148	322,077
90-180 days	43,876	82,623
Over 180 days	75,570	96,901
	397,594	501,601
Add: Accrued charges	34,291	172,965
	431,885	674,566

29. PAYABLES DUE TO RELATED COMPANIES

Details of the payables due to related companies are as follows:

		THE GROUP		THE COMPANY	
		2001	2000	2001	2000
	Notes	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Mass Success International Limited	(i)	594	–	594	–
Hanny Magnetics Limited	(i)	1,234	–	151	–
ITC Management Limited	(ii)	29,539	–	328	–
Paul Y. – ITC Management Limited	(i)	127	–	–	–
Paul Y. – ITC Construction Company Limited	(i)	3,634	–	–	–
Tai Shan Paul Y. Construction Co., Ltd.	(i)	1,364	–	–	–
		36,492	–	1,073	–

Included in the amounts were payables due to Hanny Magnetics Limited and ITC Management Limited of HK$1,083,000 and HK$26,267,000 respectively, which carry interest at prevailing market rate. The remaining amounts are unsecured, non-interest bearing and repayable on demand.

Notes:

(i) The companies are wholly-owned subsidiaries of substantial shareholders of the Company.

(ii) ITC Management Limited is a wholly owned subsidiary of ITC Corporation Limited, shareholder of the Company's substantial shareholder.

30. SHARE CAPITAL

	Notes	Number of shares	Value HK$'000
Authorised:			
Ordinary shares of HK$0.10 each at 31st December, 2000 and 1st January, 2001		8,000,000,000	800,000
Consolidation of shares	(b)	(7,200,000,000)	–
Ordinary shares of HK$1.00 each		800,000,000	800,000
Adjustment of nominal value	(b)	–	(720,000)
Ordinary shares of HK$0.10 each		800,000,000	80,000
Additions	(b)	7,200,000,000	720,000
Ordinary shares of HK$0.10 each at 31st December, 2001		8,000,000,000	800,000
Issued and fully paid:			
Ordinary shares of HK$0.10 each at 1st January, 2000		4,480,289,420	448,029
Exercise of share options	(a)	129,500,000	12,950
Ordinary shares of HK$0.10 each at 1st January, 2001		4,609,789,420	460,979
Consolidation of shares	(b)	(4,148,810,478)	–
Ordinary shares of HK$1.00 each		460,978,942	460,979
Adjustment of nominal value	(b)	–	(414,881)
Ordinary shares of HK$0.10 each at 31st December, 2001		460,978,942	46,098

Notes:

(a) During the year ended 31st December, 2000, the Company issued and allotted 47,000,000, 32,500,000 and 50,000,000 shares of HK$0.10 each in the Company for cash at HK$0.3, HK$0.344 and HK$0.405 per share respectively as a result of the exercise of share options. The shares issued rank pari passu with the then existing shares in issue in all respects.

(b) Pursuant to resolutions passed by the shareholders of the Company in an extraordinary general meeting held on 18th June, 2001, the Company carried out the following capital reorganisation ("Capital Reorganisation"):

- Every ten ordinary shares of HK$0.10 each in the issued and unissued share capital of the Company were consolidated into one ordinary share of HK$1.00 each ("Consolidated Share") ("Share Consolidation");

- Immediately following the Share Consolidation, the nominal value of the issued and unissued Consolidated Shares was reduced from HK$1.00 to HK$0.10 each ("Capital Reduction");

- The credit of approximately HK$415 million arisen as a result of the Capital Reduction was credited to the special capital reserve account of the Company;

- Upon the Capital Reduction becoming effective, the authorised capital of the Company was increased from HK$80,000,000 to HK$800,000,000 by the creation of an additional 7,200,000,000 ordinary shares of HK$0.10 each.

Details of the Capital Reorganisation were set out in the circular to the Company's shareholders dated 23rd May, 2001 and were approved by the High Court of the Hong Kong Special Administrative Region on 31st July, 2001.

31. SHARE OPTIONS

THE COMPANY

At 31st December, 2001, the options to subscribe for shares were outstanding under the Company's share option scheme are as follows:

Exercisable period	Exercise price	Outstanding at 31.12.2001
	HK$	
21.7.1998 to 20.7.2002	6.060	36,750
12.01.2000 to 11.01.2005	3.440	50,000
14.02.2000 to 13.02.2005	4.050	290,000
		376,750

SUBSIDIARY

China Enterprises

At 31st December, 2001, the options to subscribe for shares were outstanding under the share option scheme of China Enterprises are as follows:

Exercisable period	Exercise price	Outstanding at 31.12.2001
	US$	
3.2.2000 to 2.2.2010	9.9375	20,000

China Land

No options under the share option scheme were granted or exercised during the year and no options were outstanding as at 31st December, 2001.

32. RESERVES

	Share premium *HK$'000*	Special capital reserve *HK$'000*	Capital redemption reserve *HK$'000*	Goodwill on consolidation *HK$'000*	Exchange reserve *HK$'000*	Other non-distributable reserves *HK$'000*	Retained profits (deficit) *HK$'000*	Total *HK$'000*
THE GROUP								
At 1st January, 2000								
– as originally reported	1,844,149	–	233	30,693	16,844	34,368	1,002,159	2,928,446
– Prior period adjustment *(note 2)*	–	–	–	–	–	–	46,098	46,098
As restated	1,844,149	–	233	30,693	16,844	34,368	1,048,257	2,974,544
Exchange adjustment	–	–	–	–	(1,223)	–	–	(1,223)
Premium on issue of shares	32,580	–	–	–	–	–	–	32,580
Arising on acquisition of interests in subsidiaries and associates	–	–	–	157,581	–	–	–	157,581
Impairment loss of goodwill of an associate	–	–	–	26,724	–	–	–	26,724
Realised on disposal of interest in subsidiaries	–	–	–	(3,958)	(691)	(3,151)	–	(7,800)
Realised on disposal/dilution of interest in associates	–	–	–	3,751	(2,735)	(557)	–	459
Share of net reserves movement of associates	–	–	–	(12,097)	(7,317)	2,204	–	(17,210)
Appropriated from retained profits	–	–	–	–	–	1,539	(1,539)	–
Net loss for the year	–	–	–	–	–	–	(730,682)	(730,682)
Dividend *(note 2)*	–	–	–	–	–	–	(46,098)	(46,098)
At 31st December, 2000	1,876,729	–	233	202,694	4,878	34,403	269,938	2,388,875
Exchange adjustment	–	–	–	–	(7,277)	–	–	(7,277)
Arising from Capital Reorganisation (note 30)	–	414,881	–	–	–	–	–	414,881
Impairment loss of goodwill of subsidiaries and associates	–	–	–	14,005	–	–	–	14,005
Realised on disposal/dilution of interest in subsidiaries	–	–	–	(25,262)	(650)	(11,078)	–	(36,990)
Share of net reserves movement of associates	–	–	–	–	(72)	–	–	(72)
Appropriated from retained profits	–	–	–	–	–	12,068	(12,068)	–
Net loss for the year	–	–	–	–	–	–	(598,730)	(598,730)
At 31st December, 2001	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692
Attributable to:								
The Company and its subsidiaries	1,876,729	414,881	233	194,547	(3,111)	35,393	(245,191)	2,273,481
Associates	–	–	–	(3,110)	(10)	–	(95,669)	(98,789)
	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692

	Share premium HK$'000	Special capital reserve HK$'000	Capital redemption reserve HK$'000	Retained profits (deficit) HK$'000	Total HK$'000
THE COMPANY					
At 1st January, 2000	1,844,149	–	233	145,713	1,990,095
Prior period adjustment *(note 2)*	–	–	–	46,098	46,098
As restated	1,844,149	–	233	191,811	2,036,193
Premium on issue of shares	32,580	–	–	–	32,580
Net loss for the year	–	–	–	(569,315)	(569,315)
Dividend *(note 2)*	–	–	–	(46,098)	(46,098)
At 31st December, 2000	1,876,729	–	233	(423,602)	1,453,360
Arising from Capital Reorganisation *(Note 30)*	–	414,881	–	–	414,881
Net loss for the year	–	–	–	(621,305)	(621,305)
At 31st December, 2001	1,876,729	414,881	233	(1,044,907)	1,246,936

The other non-distributable reserves of the Group include statutory reserves required to be appropriated from the profit after taxation of the Company's PRC subsidiaries under PRC laws and regulations. The amount of the appropriation is at the discretion of the PRC subsidiaries' board of directors.

Included in goodwill on consolidation as at 31st December, 2001, HK$19,316,000 (2000: HK$33,321,000) and HK$210,753,000 (2000: HK$236,015,000) represented goodwill and negative goodwill arising on acquisition of subsidiaries and associates respectively.

The special capital reserve of the Group represents the amount arising from the Capital Reduction as described in note 30(b).

During the year, the management of the Group reviewed the carrying amount of goodwill with reference to the business operated by those subsidiaries and associates. Those subsidiaries and associates are mainly engaged in the provision of e-commerce solution services and in view of the current economic condition in these businesses, full amount of impairment loss of HK$14,005,000 has been identified and recognised in the consolidated income statement.

At 31st December, 2001 and 2000, the Company had no reserves available for distribution to shareholders.

33. DEFERRED TAXATION

The major components of the deferred taxation (credit) charge not recognised for the year are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:				
Difference between depreciation allowances claimed for tax purposes and depreciation charged in the financial statements	393	(216)	187	(6)
Tax loss (arising) utilised	(109,097)	(15,295)	1,273	18,665
Other timing differences	(193)	–	(325,368)	–
Impairment and revaluation losses on properties	(476)	–	–	–
	(109,373)	(15,511)	(323,908)	18,659

At the balance sheet date, the major components of the deferred taxation asset (liability), not recognised in the financial statements, are as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Tax effect of timing differences attributable to:				
Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	(6,166)	(5,773)	(527)	(340)
Unutilised tax losses	307,696	198,599	22,000	23,273
Other timing differences	5,462	5,269	333,000	7,632
Impairment and revaluation losses on properties	11,333	10,857	–	–
	318,325	208,952	354,473	30,565

The deferred taxation asset is not recognised because it is uncertain whether the tax benefit will be realised in the foreseeable future.

34. BANK LOANS AND OTHER BORROWINGS

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Bank loans	1,515,206	1,932,970	20,000	–
Obligations under hire purchase contracts *(Note)*	187	–	46	–
Bank overdrafts	–	11,902	–	8,798
Other borrowings	–	1,886	–	–
	1,515,393	1,946,758	20,046	8,798
Repayable as follows:				
Within one year	922,272	1,351,545	20,011	8,798
Between one and two years	53,754	48,080	35	–
Between two and five years	24,386	32,152	–	–
Over five years	514,981	514,981	–	–
	1,515,393	1,946,758	20,046	8,798
Less: Amount due within one year included under current liabilities	(922,272)	(1,351,545)	(20,011)	(8,798)
Amount due after one year	593,121	595,213	35	–

Of the bank loans and other borrowings of the Group, HK$672,735,000 (2000: HK$1,298,298,000) are secured by property, plant and equipment and bank deposits of the Group.

Note:

	Minimum lease payments				Present value of minimum lease payments			
	THE GROUP		THE COMPANY		THE GROUP		THE COMPANY	
	2001	2000	2001	2000	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
Amounts payable under hire purchase contracts:								
Within one year	24	–	14	–	14	–	11	–
In the second to fifth years inclusive	189	–	47	–	173	–	35	–
	213	–	61	–	187	–	46	–
Less: Future finance charges	(26)	–	(15)	–	–	–	–	–
Present value of lease obligations	187	–	46	–	187	–	46	–
Less: Amount due within one year					(14)	–	(11)	–
Amount due after one year					173	–	35	–

It is the Group's policy to lease certain of its fixtures and equipment under hire purchase contracts. The average term of hire purchase contract is 5 years. Interest rate is fixed at the contract date. All hire purchase contracts are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

The Group's obligations under hire purchase contract are secured by the lessor's charge on the hired assets.

35. **DEPOSITS RECEIVED**

THE GROUP

The amounts represent deposits received in connection with the pre-sale of certain properties under/held for development. The deposits will be transferred to the income statement upon the execution of the binding sale and purchase agreements.

In the opinion of the directors, the binding sale and purchase agreements are unlikely to be executed within one year and the deposits are therefore shown in the balance sheet as non-current.

36. **RECONCILIATION OF LOSS BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES**

	2001	**2000**
	HK$'000	*HK$'000*
Loss before taxation	(1,001,147)	(812,883)
Share of results of associates	17,997	12,147
Dividend income	(5,509)	(6,509)
Interest income	(71,725)	(114,714)
Interest expenses	81,462	88,487
Depreciation of property, plant and equipment	140,743	110,944
Amortisation of intangible asset	4,934	448
Amortisation of goodwill	495	–
Unrealised loss on investments in securities	139,972	482,656
Loss on disposal of investments in securities	15,182	260,946
Allowance for bad and doubtful debts	84,972	11,382
Impairment and revaluation loss of property, plant and equipment	529,041	–
Impairment loss of goodwill of subsidiaries and associates	14,005	26,724
Impairment loss of interest in an associate	3,587	–
Impairment loss of properties under/held for development	28,793	–
Deficit arising on the revaluation of investment properties	19,977	–
Impairment loss recognised in respect of properties held for sale	11,081	–
Impairment loss recognised in respect of inventories	10,012	42,277
Impairment loss recognised in respect of loan and interest receivables	50,413	46,000
Loss on disposal of property, plant and equipment	2,827	310
Gain on disposal/dilution of interests in subsidiaries/business	(63,047)	(24,692)
Gain on disposal/dilution of interest in associates	–	(14,977)
Write-back of allowance for bad debts	(10,390)	(9,754)
Loss on disposal of investment properties	50	–
Increase in inventories	(57,621)	(92,242)
Increase in trade debtors	(11,759)	(53,815)
Decrease in properties held for sale	70,300	16,000
Increase in other receivables, deposits and prepayments	(109,333)	(160,084)
Increase in creditors, accrued charges and other payables	198,178	338,005
(Decrease) increase in other tax payable	(7,614)	14,133
Decrease in deposits received	–	(3,447)
Net cash inflow from operating activities	85,876	157,342

37. DISPOSAL/DILUTION OF SUBSIDIARIES/BUSINESS

	2001 *HK$'000*	2000 *HK$'000*
Net assets disposed of:		
Investment properties	84,510	51,954
Property, plant and equipment	189,164	109,152
Goodwill	19,909	–
Intangible asset	102,274	–
Investments in securities	26,262	–
Interest in associates	19,432	–
Inventories	197,426	15,548
Trade debtors	175,958	93,406
Other receivables, deposits and prepayments	240,996	84,922
Bank balances and cash	76,490	22,503
Creditors and accrued charges	(402,133)	(136,735)
Income and other taxes payable	(75)	–
Bank loans and other borrowings	(314,750)	(61,465)
Minority interests	(35,268)	(76,472)
	380,195	102,813
Goodwill reserve realised	(25,262)	(3,958)
Exchange reserve realised	(650)	(691)
Other non-distributable reserves realised	(11,078)	(3,151)
	343,205	95,013
Gain on disposal/dilution	63,047	24,692
	406,252	119,705
Satisfied by:		
Cash	360,296	68,999
Other receivables	–	32,015
Investments in securities	–	18,691
Interest in associates	9,556	–
Receivables	36,400	–
	406,252	119,705

Analysis of the net inflow of cash and cash equivalents in connection with the disposal/dilution of subsidiaries/business:

	2001 *HK$'000*	2000 *HK$'000*
Cash consideration received	360,296	68,999
Bank balances and cash disposed of	(76,490)	(22,503)
Net inflow of cash and cash equivalents	283,806	46,496

The subsidiaries disposed of during the year contributed cash outflow of HK$122,484,000 (2000: cash outflow of HK$6,288,000) to the Group's net operating cash outflow, paid tax liabilities of HK$1,721,000 in 2000, received HK$5,994,000 in respect of investing activities (2000: paid HK$1,787,000) and received HK$98,504,000 in respect of financing activities (2000: HK$12,217,000).

The subsidiaries/business disposed of during the year contributed HK$132,311,000 (2000: HK$30,241,000) to the Group's turnover, and HK$31,663,000 (2000: HK$168,000) to the Group's loss from operations.

38. PURCHASE OF SUBSIDIARIES/BUSINESS

	2001 HK$'000	2000 HK$'000
Net assets acquired:		
Investment properties	96,510	71,818
Property, plant and equipment	77,071	1,428,425
Intangible asset	–	107,656
Interest in associates	19,466	–
Property under development	–	173,869
Properties held for sale	83,180	4,073
Investments in securities	54,599	35,563
Receivables	44,201	–
Inventories	70,771	1,205
Trade debtors	27,304	7,462
Other receivables, deposits and prepayments	150,390	–
Loan to minority shareholders	–	28,074
Tax recoverable	129	–
Advances to contractors	–	169,082
Bank balances and cash	52,568	177,325
Creditors and accrued charges	(109,964)	(138,636)
Deposits received	–	(80,085)
Bank loans and other borrowings	(104,941)	(457,665)
Obligations under hire purchase contracts	(143)	–
Minority interests	(51,738)	(549,164)
	409,403	979,002
Goodwill arising on acquisition	53,112	(170,114)
	462,515	808,888
Satisfied by:		
Cash	407,018	703,637
Interest in an associate	37,032	92,711
Investments in securities	–	12,540
Other receivables, deposits and prepayments	18,465	–
	462,515	808,888

Analysis of the net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries/business:

	2001 HK$'000	2000 HK$'000
Cash consideration paid	(407,018)	(703,637)
Bank balances and cash acquired	52,568	177,325
Net cash outflow of cash and cash equivalents in connection with the purchase of subsidiaries/business	(354,450)	(526,312)

The subsidiaries/business acquired during the year contributed cash outflow of HK$26,486,000 (2000: HK$107,130,000) to the Group's net operating cash outflow, paid HK$16,659,000 in 2000 in respect of net returns on investments and servicing of finance, received refund of income tax of HK$1,213,000 in 2000, received HK$6,056,000 (2000: utilised HK$139,959,000) in respect of investing activities and utilised HK$3,037,000 (2000: HK$177,088,000) in respect of financing activities.

The subsidiaries/business acquired during the year contributed HK$99,967,000 (2000: HK$66,208,000) to the Group's turnover, and HK$87,730,000 (2000: HK$9,074,000) to the Group's loss from operations.

39. ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

	Share capital and share premium HK$'000	Bank loans and other borrowings HK$'000	Minority shareholders HK$'000	Amounts due to associates HK$'000	Payables due to related companies HK$'000	Obligations under hire purchase contracts HK$'000
Balance at 1st January, 2000	2,292,178	1,272,327	1,356,532	–	–	–
Proceed on issue of new shares, net of expenses	45,530	–	–	–	–	–
New borrowings obtained	–	1,509,767	–	–	–	–
Contribution from minority shareholders	–	–	15,348	–	–	–
Purchase of additional interest in subsidiaries	–	–	(11,514)	–	–	–
Repayments	–	(1,243,438)	–	–	–	–
Acquisition of subsidiaries/business	–	457,665	549,164	–	–	–
Disposal/partial disposal of subsidiaries	–	(61,465)	(76,472)	–	–	–
Loss attributable to minority shareholders	–	–	(88,809)	–	–	–
Non-cash related movements	–	–	4,748	–	–	–
Dividends paid to minority shareholders	–	–	(23,140)	–	–	–
Balance at 31st December, 2000	2,337,708	1,934,856	1,725,857	–	–	–
Capital Reorganisation	(414,881)	–	–	–	–	–
New borrowings obtained	–	1,183,688	–	–	–	53
Contribution from minority shareholders	–	–	42,602	–	–	–
Repayments	–	(1,393,529)	–	–	(16,917)	(9)
Advance	–	–	–	9,625	53,409	–
Acquisition of subsidiaries/business	–	104,941	51,738	–	–	143
On disposal/partial disposal of subsidiaries	–	(314,750)	(35,268)	–	–	–
Loss attributable to minority shareholders	–	–	(408,399)	–	–	–
Non-cash related movements	–	–	(5,345)	–	–	–
Dividends paid to minority shareholders	–	–	(4,124)	–	–	–
Balance at 31st December, 2001	1,922,827	1,515,206	1,367,061	9,625	36,492	187

40. MAJOR NON-CASH TRANSACTIONS

During the year, the major non-cash transactions are as follows:

(a) Decrease in interest in associates of approximately HK$37,032,000 and other receivables of approximately HK$18,465,000 were part of the consideration paid for acquisition of subsidiaries.

(b) Additions to interest in associates of approximately HK$9,556,000 and loan receivables of approximately HK36,400,000 were part of consideration received for disposal of certain subsidiaries.

(c) Additions to toll highway of HK$188,331,000 were transferred from advances to contractors.

(d) Hire purchase arrangements in respect of property, plant and equipment with a capital value of the contracts amounted to approximately HK$53,000.

(e) Investment in securities of approximately HK$64,295,000 was reclassified as interest in associates following the increase of the Group's interest in the associate.

In 2000, the major non-cash transactions are as follows:

(a) Addition to investments in securities of HK$18,691,000 and receivables of HK$32,015,000 were part of the consideration received from the disposal of a subsidiary. Increase in investments in securities of HK$7,542,000 was the settlement of an outstanding receivable.

Interest in associates of HK$4,817,000 was reclassified as investments in securities following the dilution of the Group's interest in the associate.

(b) Convertible note receivable from an associate of HK$232,110,000 was set off against the amount of consideration required for the acquisition of interest in a company from the associate.

(c) Properties under/held for development of HK$43,009,000 was transferred to properties held for sale.

41. COMMITMENTS

At the balance sheet date, the Group had the following capital commitments:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Contracted for but not provided in the financial statements in respect of:				
– Land development right	214,254	–	214,254	–
– Property, plant and equipment	18,005	–	–	–
– Properties under/held for development	26,902	23,640	–	–
– Properties under construction	129,393	227,150	–	–
– Construction in progress	10,849	173,849	–	–
	399,403	424,639	214,254	–
Authorised but not contracted for in respect of property, plant and equipment	35,096	–	–	–

42. OPERATING LEASE COMMITMENTS

The Group has made approximately HK$17,432,000 (2000: HK$10,091,000) minimum lease payments under operating leases during the year in respect of office premises.

The Group as lessee

At the balance sheet date, the Group and the Company had commitments for future minimum lease payments under non-cancellable operating leases in respect of land and buildings which fall due as follows:

	THE GROUP		THE COMPANY	
	2001	2000	2001	2000
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
Within one year	26,429	4,802	992	142
In the second to fifth years inclusive	25,482	8,720	–	–
Over five years	1,678	–	–	–
	53,589	13,522	992	142

Lease are negotiated for an average term of two to three years and rentals are fixed for an average of two to three years.

The Group as lessor

Property rental income earned during the year was HK$11,914,000 (2000: HK$11,442,000). Certain of the properties have committed tenants for next three to seven years.

At the balance sheet date, the Group had contracted which tenants for the following future minimum lease payments:

	THE GROUP	
	2001	2000
	HK$'000	*HK$'000*
Within one year	9,479	11,413
In the second to fifth years inclusive	18,633	18,936
Over five years	994	2,775
	29,106	33,124

43. CONTINGENT LIABILITIES

		THE GROUP		THE COMPANY	
		2001	**2000**	**2001**	**2000**
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
(a)	Corporate guarantee given by the Company for banking facilities granted to subsidiaries	–	–	95,243	50,000
	Extent of the Group's share of facilities utilised in respect of guarantees given to financial institutions to secure credit facilities granted to subsidiaries	–	–	13,000	71,500
	Other guarantees issued to:				
	Associates	2,357	2,357	–	–
	Outsiders	180,725	278,689	780	780
		183,082	281,046	109,023	122,280

(b) The Company granted a guarantee in favour of MTR Corporation Limited ("MTR") in respect of outstanding rent and obligations under the tenancy agreement entered into between Tung Fong Hung Medicine (Retail) Limited, a wholly-owned subsidiary of the Company and MTR for the leased properties.

(c) In August 1999, the architect of Paul Y. Plaza (formerly known as Jiangnan Centre) initiated legal proceedings against Eventic Limited ("Eventic"), a wholly-owned subsidiary of China Land in respect of claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively.

Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervision services provided.

In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. At the date of this report, the proceedings are still ongoing. After taking into consideration the advice of China Land's legal counsel, the directors consider the outcome of the proceedings will not have material adverse financial effect on the Group.

(d) In July 2001, Huizhou World Express Property Ltd. ("Huizhou World Express"), an indirect non-wholly owned subsidiary of China Land, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province the PRC, in its capacity as the guarantor of Huizhou Jia Cheng Group Co., Ltd. ("Huizhou Jia Cheng"), the main contractor for the construction of Hongkong Macau Square, under a guarantee letter dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately RMB243.6 million, being the construction costs of approximately RMB167.5 million paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately RMB76.1 million.

As at the date of this report, Huizhou World Express is waiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction costs of Hongkong Macau Square has already been written off, the directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

(e) In November 2001, the purchasers (the "Purchasers") on certain properties of Hongkong Macau Square, Huizhou according to the pre-sale agreements dated 7th September, 1994 initiated legal proceedings against Huizhou World Express for failure to hand over the properties of Hongkong Macau Square to the Purchasers. The amounts claimed by the Purchasers were approximately HK$76.6 million, being the pre-sale deposit together with damages of approximately RMB64.2 million and relevant legal expenses.

In January 2002, Huizhou World Express filed in its defences alleging that in accordance with the terms of the above-mentioned agreements, any disputes between the contractual parties should be resolved by means of arbitration. As at the date of the report, the Intermediate People's Court of Huizhou, Guangdong Province, is still considering the cases. At this stage, the outcome cannot be predicted with certainty and no further provision has been made in the financial statements.

44. PLEDGE OF ASSETS

At 31st December, 2001, the following assets were pledged to secure credit facilities granted to the Group:

(a) Bank loans and other borrowings – due after one year

Investment properties with a carrying value of HK$17,630,000 (2000: HK$32,130,000)

Certain property, plant and equipment with a carrying value of HK$234,462,000 (2000: HK$238,033,000)

Investment in security of HK$5,244,000 (2000: Nil).

Certain shares in associates with carrying value of approximately HK$53,194,000 (2000: Nil).

(b) Bank loans and other borrowings – due within one year

Bank deposits of HK$83,520,000 (2000: HK$612,351,000).

Longchen Xinyuan pledged its right to toll fee income to a bank to secure the credit facilities for the year ended 31st December, 2000 and 2001.

At 31st December, 2000, a subsidiary of China Land issued two debentures in favour of a bank by way of creating a first floating charge on its entire interest in Longchen Xinyuan pledged with a carrying value of HK$618,999,000 to secure the credit facilities. The debentures were released upon repayment of the bank borrowings during the year.

45. RELATED PARTY TRANSACTIONS

During the year, the Group entered into the following transactions with related companies as follows:

Name of company	**Nature of transactions**	*Notes*	**2001** *HK$'000*	**2000** *HK$'000*
Pacificnet	Management fee income received and receivable by the Group	(a)	–	1,200
Sing Pao Newspaper Management Limited	Loan interest income received and receivable by the Group	(b)	37	–
Star East Management Limited	Loan interest income received and receivable by the Group	(c)	88	–
Lucklong	Loan interest income received and receivable by the Group	(d)	8,212	–
Danwei	Loan interest income received and receivable by the Group	(d)	9,171	–
Total Pacific Limited	Rental income received and receivable by the Group	(e)	280	–
Mass Success International Limited	Rental expenses paid and payable by the Group	(f)	1,109	–
	Building management fee paid and payable by the Group		277	–
Hanny Magnetics Limited	Management fee paid and payable by the Group	(f)	151	–
	Loan interest expense paid and payable by Group		171	–
ITC Management Limited	Loan interest paid and payable by the Group	(g)	246	–

Name of company	Nature of transactions	Notes	2001 HK$'000	2000 HK$'000
Paul Y. – ITC (E & M) Company Limited	Repair and maintenance fee paid and payable by the Group	(f)	33	–
	Purchase of fixed assets by the Group		8	–
	Mechanical and electrical service fee paid and payable by the Group		702	–
Paul Y. – ITC Construction Limited	Interest paid and payable by the Group	(f)	151	–
Super Park Development Limited	Motor vehicles purchased by the Group	(e)	400	–
Star East (Taishan Properties) Limited	Motor vehicles purchased by the Group	(c)	216	–
Gunnell Properties Limited Cycle Company Limited	Rental expenses paid and payable by the Group	(f)	2,386	–
Tung Fong Hung	Loan interest income received and receivable by the Group	(h)	105	–
Cargill Private Limited	Proceeds on disposal of motor vehicles received and receivable by the Group	(i)	1,826	–

Notes:

(a) Pacificnet is an associate of the Group.

(b) Sing Pao Newspaper Management Limited is a wholly-owned subsidiary of an associate of the Group.

(c) Star East Management Limited and Star East (Taishan Properties) Limited are wholly-owned subsidiaries of Star East Holdings Limited, in which certain directors of the Company had beneficiary interest.

(d) Danwei and Lucklong are companies, in which certain directors of the Company are the directors of their ultimate holding company and the directors of Danwei and Lucklong.

(e) Total Pacific Limited and Super Park Development Limited are wholly-owned subsidiaries of a former associate of the Group.

(f) Mass Success International Limited, Hanny Magnetics Limited, Paul Y. (E & M) Company Limited, Paul Y. – ITC Construction Limited, Gunnell Properties Limited and Cycle Company Limited are wholly-owned subsidiaries of a substantial shareholder of the Company.

(g) ITC Management Limited is the shareholder of the Company's substantial shareholder.

(h) Tung Fong Hung is a former associate of the Group.

(i) Cargill Private Limited is an associate of Mr. Oei Hong Leong, an ex-director of the Company.

Details of balances with related parties as at the balance sheet date are set out in the consolidated balance sheet and in notes 22 and 29.

In the opinion of the directors, the above transactions were undertaken in the ordinary course of business transactions and the terms were mutually agreed between the Group and the related parties.

Save as disclosed above, there were no other significant transactions with related parties during the year or significant balances with them at the end of the year.

46. RETIREMENT BENEFIT SCHEME

The Company and its subsidiaries in Hong Kong do not operate retirement schemes covering their local permanent employees before 1st December, 2000. The amount of provision for long service payments and the related charge to the income statement for the year ended 31st December, 2000 are immaterial.

With effect from 1st December, 2000, the Group has joined a mandatory provident fund scheme ("MPF Scheme"). The MPF Scheme is registered with the Mandatory Provident Fund Scheme Authority under the Mandatory Provident Fund Schemes Ordinance. The assets of the MPF Scheme are held separately from those of the Group in funds under the control of an independent trustee. Under the rules of the MPF Scheme, the employer and its employees are each required to make contributions to the scheme at rates specified in the rules. The only obligation of the Group with respect to the MPF Scheme is to make the required contributions under the scheme. No forfeited contributions are available to reduce the contributions payables in the future years.

The retirement benefit scheme contributions relating to the MPF Scheme charged to the income statement represent contributions payable to the scheme by the Group at rates specified in the rules of the schemes.

The amount of contributions payable to pension schemes in jurisdictions other than Hong Kong are charged to the income statement.

The employees in the joint venture subsidiaries in the PRC are members of the state-sponsored pension scheme operated by the government in the PRC. The joint venture companies are required to contribute a certain percentage of their payroll to the pension scheme to fund the benefits. The only obligation of the Group with respect to the pension scheme is to make the required contributions under the scheme.

At the balance sheet date, there were no significant forfeited contributions which arose upon employees leaving the scheme prior to their interests in the Group's contributions becoming fully vested and which are available to reduce the contributions payable by the Group in future years.

47. POST BALANCE SHEET EVENTS

The following events occurred subsequent to the balance sheet date:

(a) China Enterprises, a subsidiary of the Company, through a wholly-owned subsidiary, entered into agreement to acquire approximately 4,800,000,000 new ordinary shares of HK$0.01 each in Ananda Wing On Travel (Holdings) Limited ("Ananda Wing On"), a company listed on the Hong Kong Stock Exchange, for a consideration of approximately HK$129,600,000.

China Enterprises also entered into agreements with Ananda Wing On whereby Ananda Wing On agreed to issue convertible note with principal amount of HK$120,000,000 to China Enterprises.

The transactions has not yet been completed at the date of this financial statements.

(b) China Land, a subsidiary of the Company, announced that the agreement entered by the wholly-owned subsidiary of China Land on 13th July, 2001 regarding the acquisition of certain properties in Beijing, the PRC, at an aggregate consideration of approximately HK$188 million has become null and void as the results of the due diligence investigation of the properties were not up to the reasonable satisfaction to China Land.

On the same date, China Land also announced that a non wholly-owned subsidiary of China Land renounced the options agreed to grant to that subsidiary on 13th July, 2001 to acquire the development rights for up to 600,000 square meters, being the intended total gross floor area of Phase III of Jiulong Garden in Beijing, the PRC, at a consideration of RMB1,700 per square meter due to non-fulfilment of the condition set out in the agreement in relation to the options.

(c) Pursuant to a resolution passed at a board of directors' meeting of the Company held on 14th March, 2002, the Company proposed to issue not less than 921,957,884 new shares of HK$0.10 each by way of rights issue ("Rights Issue") at a subscription price of HK$0.15 per share to the existing shareholders, in the proportion of two rights shares for every one existing share held, with the bonus issue of warrants.

The bonus issue of warrants will be issued to the shareholders under the Rights Issue on the basis of three units of subscription rights with initial subscription price of HK$0.17 each of every ten new shares taken up.

The transactions have not yet been completed at the date of this financial statements.

STATEMENT OF INDEBTEDNESS

Borrowings

At the close of business on 28 February 2002 (being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular), the Group had outstanding borrowings of approximately HK$1,728 million, comprising secured bank loans of approximately HK$686 million, unsecured bank loans of approximately HK$1,016 million, amount due to a substantial shareholder of the Company's shareholder of approximately HK$25 million, amount due to a related company of approximately HK$1.36 million and obligations under hire purchase contracts of approximately HK$0.2 million. Included in the unsecured bank loans are amounts of approximately HK$767 million which are guaranteed by minority shareholders of subsidiaries of the Company.

Debt securities

As at 28 February 2002, the Group had no debt securities.

Securities and guarantees

The secured borrowings as shown above were secured by certain property, plant and equipment of the Group with an aggregate net book value of approximately HK$254 million, the right to receive the toll fee income of a subsidiary of the Group which is engaged in the operation of a toll highway, interests in associates with a carrying value of approximately HK$53 million, investment properties of approximately HK$14 million, investment securities of approximately HK$5 million and bank deposits of approximately HK$54 million and all the assets of a subsidiary of the Company.

Contingent liabilities

As at 28 February, 2002, the Group had contingent liabilities in respect of guarantees in favour of banks for facilities granted to an associate of approximately HK$180 million, a related company of approximately HK$2.4 million and third parties of approximately HK$6.6 million.

Disclaimer

Save as aforesaid and apart from intra-group liabilities and the litigation as set out under the section headed "Litigation" in appendix VI to this circular, the Group did not have, at the close of business on 28 February 2002, any loan capital issued and outstanding or agreed to be issued, bank overdrafts, loans or other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges, obligations under hire purchases contracts or finance leases, guarantees, or other material contingent liabilities.

Foreign currency amounts have been translated into Hong Kong Dollars at the exchange rates prevailing at the close of business on 28 February 2002.

The Directors have confirmed that there has been no material change in the indebtedness and contingent liabilities of the Group since 28 February 2002 and up to the Latest Practicable Date.

WORKING CAPITAL

The Directors are of the opinion that based on available banking and other facilities and the internal resources of the Group, together with the expected net proceeds of the Rights Issue, the Group has sufficient working capital for its present requirements.

MATERIAL CHANGES

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December 2001, the date to which the latest published financial statements to the Group were made up.

PROFORMA NET TANGIBLE ASSETS VALUE OF THE GROUP

	HK$'000
Audited net assets value of the Group as at 31 December 2001	2,220,790
Less: Intangible Asset – Goodwill	(32,708)
Audited net tangible assets value of the Group before Rights Issue	2,188,082
Net proceeds from the issue of the Rights Issue Shares	135,000
Proforma unaudited adjusted consolidated net tangible assets value of the Group upon completion of the Rights Issue (assuming no Share Option and Bonus Warrant are exercised before the Record Date)	2,323,082
Net proceeds from exercise of Share Options	1,569
Net proceeds from exercise of Share Options for issue of the Rights Issue Shares	113
Proforma unaudited adjusted consolidated net tangible assets value of the Group upon completion of the Rights Issue (assuming all Share Option and no Bonus Warrant are exercised before the Record Date)	2,324,764
Number of issued shares before the Rights Issue (Assuming no Share Option exercised)	460,978,942
Number of issued shares upon completion of the Rights Issue (Assuming no Share Option and Bonus Warrants are exercised before the Record Date)	1,382,936,826
Number of issued shares upon completion of the Rights Issue (Assuming all Share Option and no Bonus Warrant are exercised before the Record Date)	1,384,067,076
Audited net tangible assets value per share before Rights Issue	HK$4.75
Proforma unaudited adjusted consolidated net tangible assets value of the Group per Share based on 1,382,936,826 Shares in issue upon completion of the Rights Issue (Assuming no Share Option and Bonus Warrant are exercised before the Record Date)	HK$1.68
Proforma unaudited adjusted consolidated net tangible assets value of the Group per Share based on 1,384,067,076 Shares in issue upon completion of the Rights Issue (Assuming all Share Option and no Bonus Warrant are exercised before the Record Date)	HK$1.68

Note: Assumed that Underwriting Agreements become unconditional at the Record Date.

This page is intentionally left blank

This page is intentionally left blank

This page is intentionally left blank

This page is intentionally left blank

This page is intentionally left blank

RHL Appraisal Ltd.
永利行評值顧問有限公司
Member of RHL International Property Consultants
永利行國際物業顧問集團成員
Surveyors, Valuers, Land & Property Consultants

10 May 2002

The Directors
China Strategic Holdings Limited
8th Floor Paul Y. Center
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Dear Sirs,

Re: Valuation of Factory Building at Jin Hua Zhong Road, High Technology Industrial Development Zone, Shalang Town, Zhongshan, Guangdong Province, the People's Republic of China (the "PRC")

1. INSTRUCTION

In accordance with the instructions from China Strategic Holdings Limited (referred to as the "Company"), we have conducted a valuation of the captioned property interest (referred to the "Property") situated in the PRC. We confirm that we have carried out property inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing our opinion of the open market value of the Property as at 28th February 2002 (referred to as the "date of valuation") for accounting purpose.

2. BASIS OF VALUATION

The valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(i) a willing seller;

(ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(iv) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

3. VALUATION METHODOLOGY

In view of the nature of the building of the Property which has no readily identifiable market, we have adopted the "Depreciated Replacement Cost" method in assessing it. It is a method of using current replacement costs to arrive at the value to the business in occupation of the property as existing at the date of valuation. This method of valuation requires an estimated of value of the land in its existing use and an estimate of the new replacement cost of the building and other site work, from which deductions are then made to allow for age, condition, functional obsolescence, etc. The depreciated replacement cost approach generally furnishes the most reliable indication of value for property in the absence of a known market based on comparisons with like properties.

As the Property is assessed by the "Depreciated Replacement Cost" approach, our opinion of value is subject to the fact that prospective earnings would provide a reasonable return on the appraised property, plus the value of any assets not included in the appraisal, and adequate net working capital.

4. ASSUMPTION

Our valuation has been made on the assumption that the owner sells the Property on the open market in its existing state without the benefit of deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to affect the value of the Property.

As the Property is held by the owner on long term land use right contracts, we have assumed that the owner has free and uninterrupted rights to use the Property for the whole of the unexpired terms of its land use right contracts subject to payment of annual land use fee, if any, to the government.

Other special assumptions in relation to each property, if any, have been stated in the footnotes to the valuation certificate.

5. TITLE INVESTIGATION

We have been provided with certain legal documents regarding the Property. However, we did not conduct investigation for the legal title or any liabilities attached to the Property due to the current registration system of the PRC.

As specified in the Land Use Right Certificate (No. 140003) and the Building and Land Ownership Certificate (No. 2076853), the land use rights in the Property is held by Champion Palace Development Limited for a term of 50 years expiring on 11th November 2043.

All legal documents disclosed in this report are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the Property.

We have also been provided with a legal opinion prepared by the PRC lawyer of the Company in relation to the legal title to, and the nature of, the land interest in the Property.

6. LIMITING CONDITIONS

We have inspected the Property, but no structural survey has been made. In the course of our inspection, we did not note any serious defects. We are not, however, able to report that the Property is free from rot, infestation or any other structural defects. No tests were carried out on any of the services. All dimensions, measurements and areas are approximations.

The market value estimate contained within this report specifically excludes the impact of structural damage or environmental contamination resulting from earthquakes or other causes. It is recommended that the reader of this report consults a qualified structural engineer and/or environmental auditor for the evaluation of possible structural/environmental defects, the existence of which could have a material impact on market value.

No soil analysis or geological studies were ordered or made in conjunction with this report, nor were any water, oil, gas, or other subsurface minerals use rights or conditions investigated.

Substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials could, if present, adversely affect the value of the Property. Unless otherwise stated in this report, its existence on the Property was not considered by the appraiser in the development of the conclusion of value. The stated value estimate is predicated on the assumption that there is no material on or in the Property that would cause such a loss in value. No responsibility is assumed for any such conditions, and the client has been advised that the appraiser is not qualified to detect such substances, quantify the impact on values, or develop the remedial cost.

No allowance has been made in our valuation for any charges, mortgages, land premium or amounts owing on the Property nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the Property is free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

We have relied to a considerable extent on the information provided by .the Company and have accepted advice given to us by the Company on such matters as statutory notices, easements, tenure, occupation, tenancy details, floor areas and in the identification of the Property.

We have no reason to doubt the truth and accuracy of the information as provided to us by the Company. We have relied on the Company's confirmation that no material facts have been omitted from the information supplied.

No allowance has been made in our valuations for any charges, mortgages or amounts owing on the Property nor for any expenses or taxation which may be incurred in effecting a sale. Unless otherwise stated, we have assumed that the property interests are free from encumbrances, restrictions and outgoings of an onerous nature which could affect its value.

7. REMARKS

We have valued the Property in Hong Kong Dollars. The conversion of Renminbi (RMB) into Hong Kong Dollars (HK$) is based on the factor of HK$1.00 = RMB1.06 with reference to the exchange rates as prevailing on the date of valuation.

8. OPINION OF OPEN MARKET VALUE

In view of all relevant circumstances, we are of the opinion that the Open Market Value of the Property as at 28th February 2002 with the benefit of vacant possession is in the sum of HONG KONG DOLLARS SIX MILLION ONLY (HK$6,000,000).

In preparing this valuation report, we have compiled with all the requirements contained in the Listing Rules and Practice Note 12 issued by the Stock Exchange.

We enclose herewith the valuation certificate.

Yours faithfully,
For and on behalf of
RHL Appraisal Ltd.

Serena S.W. Lau	**Tse Wai Leung**
AHKIS AAPI RPS(GP)	BSc MRICS AHKIS RPS(GP)
Managing Director	*Director*

Serena S. W. Lau, who is an Associate of the Hong Kong Institute of Surveyors, an Associate of the Australian Property Institute and a Registered Professional Surveyor in General Practice, and Tse Wai Leung, who is a member of the Royal Institution of Chartered Surveyors, an Associate of the Hong Kong Institute of Surveyor and a Registered Professional Surveyor in General Practice, have over six years' experience in valuation of properties in Hong Kong, in Macau and in the PRC.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28th February 2002
Factory Building at Jin Hua Zhong Road, High Technology Industrial Development Zone, Shalang Town, Zhongshan, Guangdong Province, the PRC	The property comprises a site with an area of 2,750.30 square metres on which a 2-storey factory building being decorated and used as a pharmactueal factory is erected. The gross floor area of the building is 2,958.50 square metres. Level 1 of the building accommodates offices, store rooms and cold store. Level 2 is partitioned into various production workshops. The building is equipped with air-conditioning system and waste water treatment plants The property is held for a term of 50 years for industrial use expiring on 11th November 2043.	The property is currently owner occupied as a pharmaceutical factory.	HK$6,000,000

Notes:

1. As specified in a Land Use Rights Certificate (No. 140003) dated 26th March 1999 issued by the State Land Administration Bureau of Zhongshan, the property is held by Champion Palace Development Limited (冠堡發展有限公司) (which is an indirect wholly owned subsidiary of the Company) for industrial use for a term of 50 years expiring on 11th November 2043. Subsequently, a Land Ownership Certificate (No. 2076853) dated 16th July 1999 in relation to the property was issued in the name of Champion Palace Development Limited (冠堡發展有限公司).

2. The PRC legal opinion on the property is summarized as follows:

   i. the land and building of the property are held by Champion Palace Development Limited (冠堡發展有限公司);

   ii. Champion Palace Development Limited is the exclusive user of the subject land and the exclusive owner of the subject building and its interest in the property is protected by law int PRC; and

   iii. Champion Palace Development Limited has the rights to transfer, to lease, to charge or to dispose of the property subject to relevant legal formalities.

RHL Appraisal Ltd.
永利行評值顧問有限公司
Member of RHL International Property Consultants
永利行國際物業顧問集團成員
Surveyors, Valuers, Land & Property Consultants

10 May 2002

The Directors
China Strategic Holdings Limited
8/F., Paul Y. Center
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Re: Valuation for 32nd Floor, Hing Wai Centre, No. 7 Tin Wan Praya Road, Aberdeen, Hong Kong

1. INSTRUCTION

In accordance with the instruction from Fast Settle Development Company Limited (referred to as the "Company") for us to value the captioned property (the "Property") as at 28th February 2002 (referred to as the "date of valuation"), we confirm that we have carried out inspection, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing our opinion of the open market value of the Property as at the date of valuation.

2. BASIS OF VALUATION

The valuation is our opinion of the open market values which we would define as intended to mean "the best price at which the sale of an interest in property would have been completed unconditionally for cash consideration on the date of valuation, assuming:

(i) a willing seller;

(ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interests, for the agreement of price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(iv) that no account is taken of any additional bid by a purchaser with a special interests; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

3. VALUATION METHODOLOGY

In valuing the Property, the "Direct Comparison Method" is adopted where comparison based on prices realised on actual sales of comparable properties in made. Comparable properties of similar size, character and location are analyzed and carefully weighted against all the respective advantages and disadvantages of each property in order to arrive at a fair comparison of capital values.

As the Property are subject to a tenancy expiring on 31st October 2005, we also adopt the "Investment Method" by capitalizing the amount of rent receivable for the residue term of the tenancy with due allowance of the value of its reversionary interest based on its open market value.

4. ASSUMPTIONS

Our valuation has been made on the assumption that the owner sells the Property in the open market in their existing state without the benefit of deferred term contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to affect the values of the Property.

5. TITLE INVESTIGATION

We have caused searches to be made at the appropriate Land Registries for the Property. However, we have not verified ownership of the Property nor the existence of any lease amendments which does not appear on the copies handed to us. No responsibility regarding legal title to the Property is assumed in this valuation.

6. LIMITING CONDITIONS

We have inspected the exterior of the Property, but no structural surveys has been made. In the course of our valuation, we did not note any serious defects. We are not, however, able to report that the Property are free from rot, infestation or any other structural defects. No tests were carried out on any of the services. All dimensions, measurements and areas are only approximation.

We have relied to a considerable extent on the information provided by the Company and have accepted advises given to us by the Company on such matters as statutory notices, easements, tenure, occupation, construction costs, site and floor areas and in the identification of the Company.

We have had no reason to doubt the truth and accuracy of the information provided to us by the Company. We have also advised by the Company that no material facts have been omitted from the information supplied.

No allowance has been made in our valuation for any charges, mortgages or amount owing on any property interests nor for any expense or taxation which may be incurred in effecting a sale. We have assumed that the Property are free from encumbrances, restrictions and outgoings of any onerous nature which could affect its value.

7. OPINION OF OPEN MARKET VALUE

It is of our opinion that the aggregated Open Market Value of the Property as at the date of valuation, subject to the existing tenancy and free of any encumbrances is in the sum of HK$12,000,000. (HONG KONG DOLLARS TWELVE MILLION ONLY).

We enclosed herewith the valuation certificate.

Yours faithfully,
For and on behalf of
RHL Appraisal Ltd.
Tse Wai Leung
BSc MRICS AHKIS RPS(GP)
Director

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of Occupancy	Capital value in existing state as at 28th February 2002
32nd Floor, Hing Wai Centre, No.7 Tin Wan Praya Road, Aberdeen, Hong Kong I2.569/102,588th parts or shares of and in Aberdeen nland Lot No. 414	The subject property comprises the whole of the 32nd floor of a 35- storey (including basement, ground and upper ground floors) industrial building completed in about 1991. The gross floor area of the subject property is approximately 27,280 sq.ft. The subject property is held under Conditions of Exchange No. 12040 commencing on 21st January 1989 and expiring on 30th June 2047. The annual Government Rent payable for the subject property is an amount equal to 3% of the rateable value for the time being of the subject property.	The subject property is subject to a tenancy agreement for a term of 5 years commencing on 1st November 2000 and expiring on 31st October 2005 at a monthly rental of HK$40,000 exclusive of rates and management fee.	HK$12,000,000

Notes:

1. The current registered owner of the subject property is Fast Settle Development Company Limited vide memorial no. 5760127 dated 20th July 1993.

2. A Certificate of Compliance (from Director of Buildings & Lands, District Lands Office, H.K. South to WMKY Architects Engineers) is registered under memorial no. 4866409 dated 14th June 1991.

3. A Deed of Mutual Covenant is registered under memorial no. 4911259 dated 28th June 1991 which was re-registered via memorial no. 6097437 dated 28th June 1991.

4. Sub-deed of Mutual Covenant in favour of Hopewell Property Management Company Limited is registered under memorial no. 5715421 dated 15th June 1993.

RHL Appraisal Ltd.
永利行評值顧問有限公司

Member of RHL International Property Consultants
永利行國際物業顧問集團成員

Surveyors, Valuers, Land & Property Consultants

10 May 2002

The Directors
China Strategic Holdings Limited
8th Floor, Paul Y. Center
51 Hung To Road
Kwun Tong
Hong Kong

Dear Sirs,

Re: Valuation of the Various Units of Chuang's Garden, Chuang's New Town, Danshui Town, Huiyang City and the Development Site of Lang De Dong, Fu Cheng Town, Taishan Municipality, Guangdong Province, the PRC

1. INSTRUCTION

In accordance with the instructions from China Land Group Limited (referred to as the "Company"), we have valued the captioned properties (referred to as the "Properties") situated in the People's Republic of China (referred to as the "PRC"). We confirm that we have carried out property inspections, made relevant enquires and obtained such further information as we consider necessary for the purpose of providing our opinion of the open market value of the Properties as at 28th February 2002 (referred to as the "valuation date").

This letter, which forms part of our valuation report explains the basis and methodology of valuation and set out assumptions made and other qualifications.

2. BASIS OF VALUATION

Our valuation is our opinion of the open market value which we would define as intended to mean "the best price at which the sale of an interest in the property would have been completed unconditionally for cash consideration on the date of valuation assuming:

(i) a willing seller;

(ii) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(iv) that no account is taken of any additional bid by a purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion".

3. VALUATION METHODOLOGY

In valuing the Properties, the direct comparison method is adopted where comparison based on prices information of comparable properties is made. Comparable properties of similar size, character and location are analysed and carefully weighed against all the respective advantages and disadvantages of each property in order to arrive at a fair comparison of capital values.

4. ASSUMPTIONS

Our valuation has been made on the assumption that the owner sells the Properties on the open market in the existing state without the benefit of deferred terms contracts, leasebacks, joint ventures, management agreements or any similar arrangements which would serve to affect the values of the Properties.

We have assumed that the owners have free and uninterrupted rights to use the Properties for the whole of the unexpired term of its Land Use Right Contract.

We have also assumed that the owner of the Properties has the rights to sell, mortgage, charge or otherwise dispose of the Properties to any person without payment of any additional premium or substantial fee to government authorities.

Other special assumptions for our valuation (if any) have been stated out in the footnotes of the valuation certificate attached herewith.

5. TITLE INVESTIGATION

We have been provided with copies of legal documents regarding the properties under valuation. However, due to the current registration system of the PRC, no investigations have been made for the legal title or any liabilities attached to the properties in the PRC.

In the course of valuation, we have relied upon the legal opinions as stated in the property title report dated 15th April 2002 given by King & Wood PRC Lawyers (referred to as the "PRC Lawyer") in relation to the legal title to and the nature of the land interests in the Properties.

All legal documents disclosed in this report, if any, are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property interests set out in this report.

6. LIMITING CONDITIONS

We have inspected the exterior of the Properties valued and, where possible, we have also inspected the interior of the premises but no structural survey has been made. In the course of our inspection, we did not note any serious defects. We are not, however, able to report that the Properties are free from rot, infestation or any other structural defects. No tests were carried out or any of the services. All dimension, measurements and areas are based on the information supplied by the Company and where possible, they will be verified by us by referring to the copies of documents available to us.

We must point out that we have not carried out site investigations to determine the suitability of the ground conditions or the services of any development site of the Properties. Our valuation is on the basis that these aspects are satisfactory and that no extraordinary expenses or delays will be incurred during the construction period. All dimensions, measurements and areas are approximations.

We have relied to a considerable extent on the information provided by the Company and have accepted advice given to us by the Company on matters such as statutory notices, easements, tenure, occupancy, site and floor areas and in the identification of the Properties.

We have no reason to doubt the truth and accuracy of the information as provided to us by the Company. We have relied on the Company's confirmation that no material facts have been omtitted from the information supplied.

No allowance have been made in our valuation for any outstanding land premium charge, mortgage or amount owing the Properties nor for expense or taxation which may be incurred in effecting a sale. We have assumed that the Properties are free from encumbrances, restrictions and outgoing of an onerous nature which could affect the value.

7. REMARKS

We have valued the Property in Hong Kong Dollars. The conversion of Renminbi (RMB) into Hong Kong Dollars (HK$) is based on the factor of HK$1.00 = RMB1.068 with reference to the exchange rates as prevailing on the date of valuation.

We enclose herewith summary of valuation and valuation certificate.

Yours faithfully,
For and on behalf of
RHL Appraisal Ltd.

Serena S.W. Lau	**Tse Wai Leung**
AHKIS AAPI RPS(GP)	BSc MRICS AHKIS RPS(GP)
Managing Director	*Director*

Serena S. W. Lau, who is an Associate of the Hong Kong Institute of Surveyors, an Associate of the Australian Property Institute and a Registered Professional Surveyor in General Practice, and Tse Wai Leung, who is a member of the Royal Institution of Chartered Surveyors, an Associate of the Hong Kong Institute of Surveyor and a Registered Professional Surveyor in General Practice, have over six years' experience in valuation of properties in Hong Kong, in Macau and in the PRC.

SUMMARY OF VALUATION

	Property	Capital value in existing states as at 28th February, 2002
1.	The unsold portion of the Commercial Podium of Block Nos. 12, 13 and 15 and the 239 unsold residential units of Block Nos. 12, 13 and 15, Chuang's Garden, Chuang's New Town, Danshui Town, Huiyang City, Guangdong Province, the PRC.	HK$28,000,000
2.	Development Site of Lang De Dong, Fu Cheng Town, Taishan Municipality, Guangdong Province, the PRC.	HK$26,000,000
	Total:	**HK$54,000,000**

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28th February, 2002
1. The unsold portion of the Commercial Podium of Block Nos. 12, 13 and 15 and the 239 unsold residential units of Block Nos. 12, 13 and 15, Chuang's Garden, Chuang's New Town, Danshui Town, Huiyang City, Guangdong Province, the PRC.	Chuang's New Town comprises two irregular-shaped sites segregated by a road and having a combined area of 200,000 square metres being 101,400 square metres and 98,600 square metren for the eastern and western portions respectively. Chuang's New Town currently comprises Lambda Building and Yuen Sang Building of 3 and 4 storeys respectively and three 8-storey dormitory blocks with the 1st level designated as a common commercial podium all completed in 1993, three 16-storey residential blocks erected upon a single-storey commercial podium (namely Block Nos. 1, 2, and 3), another three 16-storey residential blocks erected upon a single-storey commercial podium (namely Block Nos. 12, 13 and 15), and eight 7-storey residential blocks (namely Block Nos. 4 to 11) all completed between 1995 and 1996, and a parcel of vacant land. The Property comprises the unsold portion of the Commercial Podium of Block Nos. 12, 13 and 15 and the 239 unsold residential units of Block Nos. 12, 13 and 15 of the development. The Property has a total gross floor area ("G.F.A.") of 19,101.69 square metres which is broken down as follows: **Use** — **G.F.A. (sq. m.)** Commercial — 979.87 Residential — 18,121.82 Total — 19,101.69 The land use rights in the Property have been granted for a term of 70 years from 21st October 1993 to 20th October 2063.	As confirmed by the Company, the Property was vacant as at the valuation date.	HK$28,000,000

Notes:

1. As stipulated in the Land Use Right Certificate date 30th December, 1993, the land use rights in the Property are held by Chuang's Development (China) Ltd. (莊士發展(中國)有限公司) for a term of 70 years commencing on 21st October 1993 and expiring on 20th October 2063.

2. As stipulated in two sets of Property Ownership Certificate both dated 24th May 1995, the buildings of the Property are held by Chuang's Development (China) Ltd. (莊士發展(中國)有限公司).

3. Pursuant to an Agreement for Sale and Purchase dated 18th July 1997 entered into between Chuang's Development (China) Ltd. (莊士發展(中國)有限公司) {Party A} and Alpha Sheen Development Limited (雅潤發展有限公司) {Party B}, Party B agreed to acquire the Property from Party A. As advised by the Company, the aforesaid transaction was completed on 3rd October 1997.

4. The legal opinion given by the PRC Lawyer on the property is summarized as follows:

   (i) Pursuant to the Land Use Right Certificate (being 惠陽府國用字(93)第1321010836號 ((Hui Yang Fu Guo Yong Li (93) No.1321010836)),chuang's Development (China) Ltd has obtained the land use Rights of the Site with Lot No.01-23-6. The site area is 200,000 sq.m. and the land use term is commencing from 21st October 1993 till 20th October 2063 for residential / commercial use.

   (ii) An Agreement for Sale and Purchase (惠陽-GF-96-No.0000273 (No. Hui Yang-GF-96-No.0000273)) dated 18th July 1997 entered into between chuang's Development (China) Ltd and Alpha Sheen Development Limited, an indirect subsidiary company of China Strategic Holdings Limited has been attested by the Attesting Office of the Huryang City. According to het above Agreement Chuang's Development (China) Ltd. agreed to transfer the commodity housing units (being the units held under Building Ownership Certificate Nos. 3466622, 3466628, 3466623 and 3466629) exected upon the site (Lot No. 01-23-6) to alpha Sheen Development Limited. Upon the transfer of title, the land use rights of the land of which the buildings crected will be transferred together. According to the conditions as stated in the Agreement, Chuang's Development (China) Ltd. should assist Alpha Sheen Development Limited to apply for the title registration.

   (iii) According to the Agreement, Alpha Sheen Development Limited can according to the law and regulation to complete the registration regarding the transferring of title of the captioned land use right and units. Upon the registration, Alpha Sheen Development Limited will be entitled to transfer, lease, and mortgage the said land use right and Buildings.

5. In our valuation, we have assumed that the title registration ny Alpha Sheen Development Limited is completed.

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital value in existing state as at 28th February 2002
2.	Development Site of Lang De Dong, Fu Cheng Town, Taishan Municipality, Guangdong Province, the PRC.	The property comprises a development site with an area of approximately 231,759 square metres. It is designated for a proposed residential and commercial development. The property is held for a term of 70 years commencing on 5th November 1993 and expiring on 4th November 2063.	The property is currently vacant.	HK$26,000,000

Notes:

1. Pursuant to three sets of Land Use Right Contract all dated 4th November 1993, the Land Administration Bureau of Taishan City granted the land use rights in the property to Yetwide Investments Limited (Chinese Name) for a term of 70 years between 5th November 1993 and 4th November 2063.

2. By virtue of a Trust Deed dated 30th September 2000 entered into between Taishan Dexiang Estate Company Limited (台山市德祥房地產有限公司) (the "Trustee") and Yetwide Investments Limited (the "Beneficial Owner"), the Beneficial Owner agreed to transfer to the property to the Trustee. It is further provided that the Trustee, in fact, holds the property and all contracts entered into by the Trustee in its name in relation to the property and all interest and benefits accrued or to be accrued upon the property in trust for the Beneficial Owner.

3. Three sets of Land Use Right Certificate all dated 30th September 2000 were issued in the name of Taishan Dexiang Estate Company Limited by the Land Administration Bureau of Taishan.

4. The legal opinion given by the PRC Lawyer on the property is summarized as follows:

   (i) Pursuant to three sets of Land Use Right Certificate (being 台國用(2002)字第01096號, 01097號 and 01098號) (Tai Gao Yong (2002) Zi Nos. 01096, 01097 and 01098). Taishan Dexiang Estate Company Limited has obtained the land use rights of the Property with a total site area of 231,759 sq.m. and a land use term up to 4th November 2063 for residential use.

   (ii) Taishan Dexinang Estate Company Limited is entitled to transfere, lease or mortage the land use rights.

   (iii) Pursuant to a Trust Deed dated 30th September 2000 entered between Tasishan Dexinnag Estate company Limited and Yetwide Investments Limited, it is agreed that Taishan Dexiang Estate Company Limited is the trustee of Yetwide Investments Limited to hold the interest of the land use rights together with any buildings erected upon. Is its agreed that the Laws of the Hong Kong Special Administration Region shall apply on the captioned Trust Deed.

GRANT SHERMAN APPRAISAL LIMITED

10 May 2002

The Directors
China Strategic Holdings Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Dear Sirs,

In accordance with your instructions to value certain properties in which China Strategic Holdings (the "Company") and its subsidiaries (together the "Group") have interest, we confirm that we have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the values of such interests as at 28 February 2002 (referred to as the "valuation date").

This letter which forms part of our valuation report explains the basis and methodology of valuation, and sets out our assumptions, title investigation and limiting conditions.

BASIS OF VALUATION

Our valuation is based on the depreciated replacement cost or open market value basis.

The depreciated replacement cost is defined as "the aggregate amount of the value of the land for the existing use or a notional replacement site in the same locality and the gross replacement cost of the buildings and other site works, from which appropriate deductions may then be made to allow for the physical deterioration, economic and functional obsolescence and environmental factors etc. All of these might result in the existing property being worth less to the undertaking in occupation than would a new replacement".

Gross replacement cost is defined as the estimated amount required to replace an asset at one time with a modern new one using the most current technology and materials that will duplicate the production capacity and utility of the existing asset at current market prices for materials, labour, and manufactured equipment, contractors, overhead and profit, and fees, but without provision for overtime, bonuses for labour, or premiums for material or equipment.

Physical deterioration is the loss in value resulting from wear and tear in operation and exposure to the elements.

Functional obsolescence is the loss in value caused by conditions within the assets such as changes in design, materials, or process that result in inadequacy, overcapacity, lack of utility, or excess operating costs.

Economic/external obsolescence is an incurable loss in value caused by unfavourable conditions external to the asset such as the local economy, economics of the industry, availability of financing, encroachment of objectionable enterprises, loss of material and labour sources, lack of efficient transportation, shifting of business centers, passage of new legislation, and changes in ordinances.

For the property interests which have been assessed by reference to the "Depreciated Replacement Cost" approach, our opinion of value is subject to the fact that prospective earnings would provide a reasonable return on the property, plus the values of other assets of the Group and adequate net working capital.

The open market value is defined as intended to mean – "the best price at which the sale of an interest in a property might reasonably be expected to have been completed unconditionally for cash consideration on the date of valuation assuming:

(i) a willing seller;

(ii) that prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(iii) that the state of the market, level of values and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(iv) that no account is taken of any additional bid by a purchaser with a special interest; and

(v) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

The direct comparison method is adopted where comparison based on prices realised on actual sales of comparable properties is made. Comparables of similar size, character and location are analysed and carefully weighed against all the respective advantages and disadvantages of each property in order to arrive at a fair comparison of capital values.

Due to the nature of the buildings and structures on properties itemized as Nos. 1 to 13 in this report (referred to as "Properties Nos.1 to 13), there are no market sales comparables. Therefore, the property interests have been valued on the basis of their depreciated replacement cost. For Properties Nos.14 and 15, our opinion is based on the open market value.

Our valuations represent the value of the entire property interests described in the valuation certificates and not the value of a contracting party's interest in a joint venture company.

ASSUMPTIONS

For those property interests which are being held under long term Land Use Right Certificates, we have assumed that the owner has free and uninterrupted rights to use the property for the whole of the unexpired term of the Land Use Rights.

We have also assumed that all consents, approvals and licenses from relevant government authorities for the properties have been granted without any onerous conditions or undue time delay which might affect their values. Also, we have assumed that the Group has been permitted to use all buildings and structures erected on the site.

It is assumed that all applicable zoning and use regulations and restrictions have been complied with unless nonconformity has been stated, defined, and considered in the appraisal report. Moreover, it is assumed that the utilization of the land and improvements is within the boundaries of the property described and that no encroachment or trespass exists, unless noted in the report.

No environmental impact study has been ordered or made. Full compliance with applicable national, provincial and local environmental regulations and laws is assumed unless otherwise stated, defined, and considered in the report. It is also assumed that all required licenses, consents, or other legislative or administrative authority from any local, provincial, or national government or private entity or organization either have been or can be obtained or renewed for any use which the report covers.

We believe that the assumptions so made by us in the course of our valuation are reasonable in the circumstances. Other special assumptions for valuing the properties have been stated in the footnotes of the valuation certificate.

TITLE INVESTIGATION

We have been provided with copies of relevant legal documents of the properties by the Company.

Furthermore, we were provided with the legal opinions from 廣東恒益律師事務所 (GFE Law Office) as reported on 8 May 2002 in relation to the properties. The content of the Legal Opinions is summarized in the footnotes of the valuation certificates.

All legal documents disclosed in this report are for reference only and no responsibility is assumed for any legal matters concerning the legal title to the property interests set out in this report.

LIMITING CONDITIONS

We have relied to a considerable extent on the information provided by the Company and the Group and have accepted advice given to us by the Company on matters such as statutory notices, easements, tenure, occupancy, site and floor areas and in the identification of the appraised properties. We have also accepted advice given to us by the Company on matters such as statutory notices, easements, tenure and the identification of the properties. We have no reason to doubt the truth and accuracy of the information provided to us by the Group and the Company. We have relied on your confirmation that no material fact has been omitted from the information so supplied. All dimensions, measurements and areas stated in this report are approximate.

No allowance has been made in our valuation for any charge, mortgage or amount owing on the properties nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect their value.

We have carried out inspection of the properties. However, we must point out that we have not carried out site investigation to determine the suitability of the ground conditions or the services for any property development thereon. Our valuation is on the basis that these aspects are satisfactory and that no extraordinary expense or delay will be incurred during the construction period.

We have also inspected the interior of some of the buildings but no structural survey has been made. In the course of our inspection, we did not note any serious defects. We are not, however, able to report that the properties are free from infestation or any other structural defects. No test was carried out on any of the services.

The valuation contained in this report specifically excludes the impact of structural damage or environmental contamination resulting from earthquakes or other causes. It is recommended that the reader of this report consults a qualified structural engineer and/or environmental auditor for the evaluation of possible structural/environmental defects, the existence of which could have a material impact on the value.

No soil analysis or geological study was ordered or made in conjunction with this report, nor were any water, oil, gas, or other subsurface mineral use rights or conditions investigated.

Substances such as asbestos, urea-formaldehyde foam insulation, other chemicals, toxic wastes, or other potentially hazardous materials could, if present, adversely affect the value of the properties. Unless otherwise stated in this report, its existence on or in the properties was not considered by the appraiser in concluding the valuation. The stated value estimate is predicated on the assumption that there is no material on or in the buildings that would cause such a loss in value. No responsibility is assumed for any such conditions, and the client has been advised that the appraiser is not qualified to detect such substances, quantify the impact on values, or develop the remedial cost.

We have not investigated in any industrial safety, environmental and health-related regulations in association with any particular manufacturing process of the Group. It is assumed that all necessary licenses, procedures, and measures were implemented in accordance with Government legislation and guidance.

REMARKS

The property has been valued in Hong Kong Dollar at the exchange rate as on 28 February 2002 of RMB1.000 to HK$0.942.

We enclose herewith the valuation certificate.

This valuation report is issued subject to our general service conditions.

Yours faithfully,
For and on behalf of
GRANT SHERMAN APPRAISAL LIMITED
Henry W H Tse
MRICS, AHKIS
Assistant Vice President
Real Estate Group

Note: Mr. Henry W H Tse, who is a Chartered Valuation Surveyor, has substantial experience in valuation of properties in the PRC.

SUMMARY OF VALUATION

	Property	Capital value in the existing state as at 28 February 2002 *HK$*
1.	Land, various buildings and structures located at No.1 Haichao Road Hangzhou The People Republic of China	No commercial value
2.	Land, various buildings and structures located at Yangxi Town Jiande County Hangzhou The People Republic of China	No commercial value
3.	A parcel of land with two warehouses and an ancillary building erected thereon located at Jiangbian Yangxi Town Jiande County Hangzhou The People Republic of China	No commercial value
4.	A parcel of land with a warehouse erected thereon located at Wangjia Yangxi Town Jiande County Hangzhou The People Republic of China	No commercial value
5.	Land, various buildings and structures located at Beidaqiao, Moganshan Road Hangzhou The People Republic of China	No commercial value
6.	Land, various buildings and structures located at No. 197 Xinqiao Road Maozhushan, Gaoqiao Town Fuyang City Hangzhou The People Republic of China	No commercial value
	Sub-total:	No commercial value

	Property	Capital value in the existing state as at 28 February 2002 *HK$*
7.	Land, various buildings and structures located at No. 12 Huaiyuandong Road Xinchengqu Yinchuan City Ningxia The People Republic of China	No commercial value
8.	Land and a building located at Huaiyuandong Road Xinchengqu Yinchuan City Ningxia The People Republic of China	No commercial value
9.	Land, various buildings and structures located at No. 39 Dazhai Trade Zone Xiyang County Shanxi Province The People Republic of China	No commercial value
10.	Land, various buildings and structures located at No. 221 Jiangdongbei Road Ningbo City The People Republic of China	No commercial value
11.	Land, various buildings and structures located at No. 81 Daqing Road South Ningbo City The People Republic of China	No commercial value
12.	Land, various buildings and structures located at No. 53 Xicaoma Road Ningbo City The People Republic of China	No commercial value
13.	Land, various buildings and structures located at No. 22 Xinyi Road Ningbo City The People Republic of China	No commercial value
	Sub-total:	No commercial value

	Property		Capital value in the existing state as at 28 February 2002 *HK$*
14.	House F3 and House B2 Yangguang City Dongyinhu Town Ningbo City The People Republic of China		1,700,000
15.	Unit 28 on 9th Floor Beijing Huapu International Plaza Jishikou District South Chaoyang Menwaidajei Beijing City The People Republic of China		5,000,000
		Sub-total:	6,700,000
		Grand Total:	6,700,000

VALUATION CERTIFICATE

	Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
1.	Land, various buildings and structures located at No.1 Haichao Road Hangzhou The People Republic of China	The property comprises certain buildings, structures and ancillary facilities built upon a parcel of land of about 99,990 square metres. The total gross floor area of the erected buildings and ancillary facilities is about 133,157 square metres and is summarized as follows:	The property is currently occupied as a production plant manufacturing vehicle tyres.	No commercial value

Usage	Number of Blocks	Gross Floor Area
Workshop	23	98,282
Warehouse	21	16,131
Office	5	7,352
Ancillary facilities	19	11,392
Total:	68	133,157

Building Ownership Certificates for buildings having a total area of about 113,300 square metres have been issued. *(see note 2)*

The majority of the buildings, structures and ancillary facilities were completed in between 1978 and 1998.

Notes:

(1) Pursuant to the State-owned Land Use Rights Certificates 杭上資國用 (1999) 第 000002 to 000004 (Hang Shang Zi Guo Yong (1999) Nos. 000002 to 000004), the land use rights of the land with a site area of approximately 90,464 sq.m. have been granted to 杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co Ltd) for industrial uses for a term expiring on 11 June 2042.

Pursuant to the State-owned Land Use Rights Certificates 杭上國用(1997)字第81 and 82 (Hang Shang Guo Yong (1997) Nos. 81 and 82), the land use rights of the land with a site area of approximately 9,526 sq.m. have been granted to 杭州中策橡膠(股份)有限公司 (Hangzhou Zhongce Rubber Co Ltd) for industrial and storage uses with no specific year term.

(2) Pursuant to 58 Building Ownership Certificates, the ownership of the buildings is vested in 杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co Ltd).

(3) Opinions of the PRC Lawyers are summarized as follows:

(i) Referring to notes (1) and (2) above, 杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co Ltd) is the legal owner of the property interests.

(ii) 杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co Ltd) is a sino-foreign joint venture company invested by 杭州橡膠總廠 (Hangzhou Rubber Factory) (equity share 49%) and中國輪胎集團有限公司 (China Tire

Holdings Limited) (51%) and established on 12 June 1992 for an operation period of 50 years. The company has obtained a Business License 企合浙杭總字第000216號 (No. Qi He Xi Hang Zong Zi 000216) and is a legally established legal entity in the PRC.

(4) In our valuation, we have assumed that the joint venture company is in possession of proper title to use the property for a term equivalent to the operation period of the company.

(5) In the valuation of this property, we have not included the value of the buildings and structures without Building Ownership Certificates. For information purposes and based on our calculation and analysis, the depreciated replacement cost of those buildings is HK$15,300,000.

(6) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

(7) For information purposes and based on our calculation and analysis, the depreciated replacement cost of the buildings have obtained building ownership certificates is HK$70,200,000.

	Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
2.	Land, various buildings and structures located at Yangxi Town Jiande County Hangzhou The People Republic of China	The property comprises certain buildings, structures and ancillary facilities built upon a parcel of land of about 74,691 square metres. The total gross floor area of the erected buildings and ancillary facilities is about 62,334 square metres and is summarized as follows:	The property is currently occupied as a production plant manufacturing vehicle tyres.	No commercial value

Usage	Number of Blocks	Gross Floor Area
Workshop	14	38,157
Warehouse	1	5,490
Office	3	4,474
Dormitory	10	6,434
Ancillary facilities	14	7,779
Total:	42	62,334

Building Ownership Certificates for buildings having a total area of about 48,540 square metres have been issued. *(see note 2)*

The majority of the buildings, structures and ancillary facilities were completed in between 1971 and 2001.

Notes:

(1) Pursuant to a State-owned Land Use Rights Certificate 建國用(89)字第0001號 (Jian Guo Yong (89) No. 0001), the land use rights of the land have been granted to 杭州橡膠廠洋溪輪胎分廠 (Hangzhou Rubber Factory Yangxi Tire Branch Factory) for industrial building and living quarter uses with no specific year term.

(2) Pursuant to Building Ownership Certificates, the ownership of buildings having a total area of about 44,110 sq.m. is vested in 杭橡洋溪分廠 (Hangxiang Yangxi Branch Factory).

Pursuant to 8 Building Ownership Certificates, the ownership of buildings having a total area of about 4,022 sq.m. is vested in 杭州中策橡膠有限公司新安江分廠 (Hangzhou Zhongce Rubber Co Ltd Xinangjiang Branch Factory).

Pursuant to 3 Building Ownership Certificates, the ownership of buildings having a total area of about 408 sq.m. is vested in 杭州中策橡膠有限公司新安江分公司 (Hangzhou Zhongce Rubber Co Ltd Xinangjiang Company).

(3) Opinions of the PRC Lawyers are summarized as follows:

(i) Referring to notes (1) and (2) above, 杭橡洋溪分廠 (Hangxiang Yangxi Branch Factory), 杭州中策橡膠有限公司新安江分廠 (Hangzhou Zhongce Rubber Co Ltd Xinangjiang Branch Factory) and 杭州中策橡膠有限公司新安江公司 (Hangzhou Zhongce Rubber Co Ltd Xinangjiang Company) are the legal owners of the respective property interests.

(ii) 杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co Ltd) is a sino-foreign joint venture company invested by 杭州橡膠總廠 (Hangzhou Rubber Factory) (equity share 49%) and 中國輪胎集團有限公司(China Tire

Holdings Limited) (51%) and established on 12 June 1992 for an operation period of 50 years. The company has obtained a Business License 企合浙杭總字第000216號 (Qi He Xi Hang Zong Zi No. 000216) and is a legally established legal entity in the PRC.

(iii) 杭橡洋溪分廠 (Hangxiang Yangxi Branch Factory) is a branch factory of 杭州橡膠總廠 (Hangzhou Rubber Factory). The property title has not been transfered to the joint venture company. According to the joint venture contract and the confirmation made by the Company, the property owned by the branch factory should be transfered to the joint venture company. Provided that it is in accordance with the relevant land law and regulations, the joint venture company may apply for the transfer of property title and obtain the title without legal impediment.

(4) In our valuation, we have assumed that the joint venture company is in possession of proper title to use the property for a term equivalent to the operation period of the company.

(5) In the valuation of this property, we have not included the value of the buildings without Building Ownership Certificate. For information purposes and based on our calculation and analysis, the depreciated replacement cost of those buildings is HK$13,000,000.

(6) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

(7) For information purposes and based on our calculation and analysis, the depreciated replacement cost of the buildings have obtained building ownership certificates is HK$27,300,000.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
3. A parcel of land with two warehouses and an ancillary building erected thereon located at Jiangbian Yangxi Town Jiande County Hangzhou The People Republic of China	The property comprises a parcel of land with an area of about 4,360 square metres with two single-storey and a 2-storey buildings built thereon. The total gross floor area of the buildings is about 829 square metres. The building, structures and ancillary facilities were completed in between 1979 and 1987.	The property is currently occupied as warehouses.	No commercial value

Notes:

(1) Pursuant to a Building Ownership Certificate, the ownership of the buildings is vested in 杭橡洋溪分廠 (Hangxiang Yangxi Branch Factory).

(2) For the land on which the buildings erected, according to a Land Use Contract 2002 建土外合字1號 (2002 Jian Tu Wai He Zi No. 1) entered between 建德市國土資源局 (State-owned Land Bureau of Jiande City) (Party A) and 杭州中策橡膠有限公司新安江分廠 (Hangzhou Zhongce Rubber Co Ltd Xinanjiang Branch Factory) (Party B), it is allow to be used by Party B for a term of three years from 1 January 2002 at a yearly land use fee of RMB 9 per square metre.

(3) Opinions of the PRC Lawyers are summarized as follows:

(i) 杭橡洋溪分廠 (Hangxiang Yangxi Branch Factory) is the legal owner of the buildings.

(ii) 杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co Ltd) is a sino-foreign joint venture company invested by杭州橡膠總廠 (Hangzhou Rubber Factory) (equity share 49%) and中國輪胎集團有限公司 (China Tire Holdings Limited) (51%) and established on 12 June 1992 for an operation period of 50 years. The company has obtained a Business License 企合浙杭總字第000216號 (No. Qi He Xi Hang Zong Zi 0000216) and is a legally established legal entity in the PRC.

(iii) 杭橡洋溪分廠 (Hangxiang Yangxi Branch Factory) is a branch factory of 杭州橡膠總廠 (Hangzhou Rubber Factory). The property title has not been transfered to the joint venture company. According to the joint venture contract and the confirmation made by the Company, the property owned by the branch factory should be transfered to the joint venture company. Provided that it is in accordance with the relevant land law and regulations, the joint venture company may apply for the transfer of property title and obtain the title without legal impediment.

(4) In our valuation, we have assumed that the joint venture company is in possession of proper title to use the property for a term equivalent to the operation period of the company.

(5) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

(6) For information purposes and based on our calculation and analysis, the depreciated replacement cost of the buildings is HK$98,000.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
4. A parcel of land with a warehouse erected thereon located at Wangjia Yangxi Town Jiande County Hangzhou The People Republic of China	The property comprises a warehouse built upon a parcel of land of about 855 square metres and has a gross floor area of about 353 square metres completed in 1982.	The property is currently occupied as a warehouse.	No commercial value

Notes:

(1) Pursuant to a Building Ownership Certificate, the ownership of the building is vested in 杭橡洋溪分廠 (Hangxiang Yangxi Branch Factory).

(2) For the land on which the building is erected, according to a Land Use Contract 2002 建土外合字1號 (2002 Jian Tu Wai He Zi No. 1) entered between 建德市國土資源局 (State-owned Land Bureau of Jiande City) (Party A) and 杭州中策橡膠有限公司新安江分廠 (Hangzhou Zhongce Rubber Co Ltd Xinanjiang Branch Factory) (Party B), it is allow to be used by Party B for a term of three years from 1 January 2002 at a yearly land use fee of RMB 9 per square metre.

(3) Opinions of the PRC Lawyers are summarized as follows:

(i) 杭橡洋溪分廠 (Hangxiang Yangxi Branch Factory) is the legal owner of the building.

(ii) 杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co Ltd) is a sino-foreign joint venture company invested by杭州橡膠總廠 (Hangzhou Rubber Factory) (equity share 49%) and中國輪胎集團有限公司 (China Tire Holdings Limited) (51%) and established on 12 June 1992 for an operation period of 50 years. The company has obtained a Business License (No.企合浙杭總字第000216號 Qi He Xi Hang Zong Zi 000216) and is a legally established legal entity in the PRC.

(iii) 杭橡洋溪分廠 (Hangxiang Yangxi Branch Factory) is a branch factory of 杭州橡膠總廠 (Hangzhou Rubber Factory). The property title has not been transfered to the joint venture company. According to the joint venture contract and the confirmation made by the Company, the property owned by the branch factory should be transfered to the joint venture company. Provided that it is in accordance with the relevant land law and regulations, the joint venture company may apply for the transfer of property title and obtain the title without legal impediment.

(4) In our valuation, we have assumed that the joint venture company is in possession of proper title to use the property for a term equivalent to the operation period of the company.

(5) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

(6) For information purposes and based on our calculation and analysis, the depreciated replacement cost of the buildings and structures which have obtained building ownership certificates is HK$124,000.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
5. Land, various buildings and structures located at Beidaqiao, Moganshan Road Hangzhou The People Republic of China	The property comprises certain buildings, structures and ancillary facilities built on a parcel of land of about 41,190 square metres. The total gross floor area of the erected buildings and ancillary facilities is about 34,594 square metres and comprises the following:	The property is currently occupied as a production plant manufacturing vehicle tyres.	No commercial value

Usage	Number of Blocks	Gross Floor Area
Workshop	5	17,224
Warehouse	15	9,213
Office	2	3,562
Plant room	5	1,477
Ancillary facilities	6	3,118
Total:	33	34,594

Building Ownership Certificates for buildings having a total area of about 26,619 square metres have been issued. *(see note 2)*

The majority of the buildings, structures and ancillary facilities were completed in between 1993 and 2000.

Notes:

(1) Pursuant to the State-owned Land Use Rights Certificate 杭拱國用 (2000) 字第000291號 (Hang Gong Guo Yong (2000) No. 000291), the land use rights of the land have been granted to 杭州橡膠集團永固橡膠廠 (Hangzhou Rubber Group Yong Gu Rubber Factory) for industrial uses with no specific year term.

(2) Pursuant to 10 Building Ownership Certificates, the ownership of the buildings is vested in 杭州永固橡膠廠 (Hangzhou Yong Gu Rubber Factory).

(3) Opinions of the PRC Lawyers are summarized as follows:

(i) Referring to notes (1) and (2) above, 杭州橡膠集團永固橡膠廠 (Hangzhou Rubber Group Yong Gu Rubber Factory) and 杭州永固橡膠廠 (Hangzhou Yong Gu Rubber Factory) are the legal owners of the respective property interests.

(ii) 杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co. Ltd.)is a sino-foreign joint venture company invested by杭州橡膠總廠 (Hangzhou Rubber Factory) (equity share 49%) and中國輪胎集團有限公司 (China Tire Holdings Limited) (51%) and established on 12 June 1992 for an operation period of 50 years. The company has obtained a Business License 企合浙杭總字第000216號 (No. Qi He Xi Hang Zong Zi 000216) and is a legally established legal entity in the PRC.

(iii) 杭州永固橡膠廠 (Hangzhou Yong Gu Rubber Factory) is a branch factory of 杭州橡膠總廠 (Hangzhou Rubber Factory).The property title has not been transfered to the joint venture company. According to the joint venture contract and the confirmation made by the Company, the property owned by the branch factory should be transfered to the joint venture company. Provided that it is in accordance with the relevant land law and regulations, the joint venture company may apply for the transfer of property title and obtain the title without legal impediment.

(4) In our valuation, we have assumed that the joint venture company is in possession of proper title to use the property for a term equivalent to the operation period of the company.

(5) In the valuation of this property, we have not included the value of the buildings without Building Ownership Certificate. For information purposes and based on our calculation and analysis, the depreciated replacement cost of those buildings is HK$2,660,000.

(6) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

(7) For information purposes and based on our calculation and analysis, the depreciated replacement cost of the buildings and structure which have obtained building ownership certificates is HK$17,200,000.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 HK$
6. Land, various buildings and structures located at No. 197 Xinqiao Road Maozhushan Gaoqiao Town Fuyang City Hangzhou The People Republic of China	The property comprises certain buildings, structures and ancillary facilities built on a parcel of land of about 79,314 square metres. The total gross floor area of the erected buildings, structures and ancillary facilities is about 18,944 square metres and comprises the following:	The property is currently occupied as a plant producing carbon-black.	No commercial value

Usage	Number of Blocks	Gross Floor Area
Workshops	6	4,019
Warehouse	6	7,180
Office	1	801
Plant room	6	1,787
Dormitory	3	1,930
Ancillary facilities	12	3,227
Total:	34	18,944

Building Ownership Certificates for buildings having a total area of about 11,116 square metres have been issued. *(see note 2)*

The majority of the buildings, structures and ancillary facilities were completed in between 1993 and 2001.

Notes:

(1) Pursuant to the State-owned Land Use Rights Certificates 富國用 (1998) 字第272至279號 (Fu Guo Yong (1998) Zi Nos. 272 to 279), the land use rights of the land have been granted to杭州富春江化工廠 (Hangzhou Fu Chun Jiang Chemical Plant) for industrial and related uses with no specific year term.

(2) Pursuant to six Building Ownership Certificates, the ownership of the buildings is vested in杭州富春江化工廠 (Hangzhou Fu Chun Jiang Chemical Plant).

(3) Opinions of the PRC Lawyers are summarized as follows:

(i) Referring to notes (1) and (2) above, 杭州富春江化工廠 (Hangzhou Fu Chun Jiang Chemical Plant) is the legal owner of the property interests.

(ii) 杭州富春江化工有限公司 (Hangzhou Fu Chun Jiang Chemical Industrial Co. Ltd.) (previously known as 杭州富春江化工廠 (Hangzhou Fu Chun Jiang Chemical Plant) as informed by the Company), is a limited company invested by 杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co Ltd) (equity share 51.24%) and 富陽市工業集團公司 (Fu Yang Shi Industrial Group Co.) (48.76%) for an operation period of 20 years from 28 September 2001. The company has obtained a Business License (No. 3301831100207) and is a legally established legal entity in the PRC.

(iii) The transfer of property title to the joint venture company has not been applied. Provided that it is in accordance with the relevant land law and regulations, the joint venture company may apply for the transfer of property title and obtain the title without legal impediment.

(4) In our valuation, we have assumed that the joint venture company is in possession of proper title to use the property for a term equivalent to the operation period of the company.

(5) In the valuation of this property, we have not included the value of the buildings without Building Ownership Certificates. For information purposes and based on our calculation and analysis, the depreciated replacement cost of those buildings is HK$2,940,000.

(6) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

(7) For information purposes and based on our calculation and analysis, the depreciated replacement cost of the buildings and structures have obtained building ownership certificates is HK$6,320,000.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
7. Land, various buildings and structures located at No. 12 Huaiyuandong Road Xinchengqu Yinchuan City Ningxia The People Republic of China	The property comprises certain buildings, structures and ancillary facilities built on a parcel of land of about 320,026 square metres. The total gross floor area of the erected buildings, structures and ancillary facilities is about 161,203 square metres and comprises the following:	The property is currently occupied as a production plant manufacturing vehicle tyres.	No commercial value

Usage	Number of Blocks	Gross Floor Area
Workshop	29	87,082
Warehouse	24	32,904
Office	5	12,113
Plant room	16	8,995
Laboratory	4	3,415
Carport	4	1,843
Ancillary facilities	26	14,851
Total:	108	161,203

Building Ownership Certificates for buildings having a total area of about 111,401square metres have been issued. *(see note 2)*

The majority of the buildings, structures and ancillary facilities were completed in between 1965 and 2000.

Notes:

(1) Pursuant to the State-owned Land Use Rights Certificate 銀國用 (1999) 字第036號 (Yin Guo Yong (1999) Zi No. 036), the land use rights of the land have been granted to銀川市中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Great Wall) Rubber Co. Ltd.) for industrial uses with no specific year term.

(2) Pursuant to 21 Building Ownership Certificates, the ownership of the buildings is vested in 銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Great Wall) Rubber Co. Ltd.).

(3) Opinions of the PRC Lawyers are summarized as follows:

(i) Referring to notes (1) and (2) above, 銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Great Wall) Rubber Co. Ltd.) is the legal owner of the property interests.

(ii) 銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Great Wall) Rubber Co. Ltd.) is a sino-foreign joint-venture company formed by 銀川橡膠廠 (Yinchuan Rubber Manufacturing Plant) (equity share 49%) and 中國輪胎集團有限公司 (China Tire Holdings Limited) (51%) for an operation period of 50 years from 18 December 1993. The company has obtained a Business License (企合寧總字第000262號 Qi He Ning Zong Zi No. 000262) and is a legally established legal entity in the PRC.

(iii) The buildings(with Building Ownership Certificates) having a total area of 111,271square metres is subject to a mortgage in favour of 中國工商銀行銀川市新城支行 (Industrial and Commercial Bank of China Yinchuan City Xincheng Branch) for a term from 24 April 2001 to 15 April, 2006.

(iv) The land is subject to a mortgage in favour of 中國工商銀行銀川市新城支行 (Industrial and Commercial Bank of China Yinchuan City Xincheng Branch) for a term of 3 year from 9 January 2001.

(4) In our valuation, we have assumed that 銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Great Wall) Rubber Co. Ltd.) is in possession of proper title to use the property for a term equivalent to the operation period of the company.

(5) In the valuation of this property, we have not included the value of the buildings without Building Ownership Certificates. For information purposes and based on our calculation and analysis, the depreciated replacement cost of those buildings is HK$56,000,000.

(6) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

(7) For information purposes and based on our calculation and analysis, the depreciated replacement cost of the buildings and structures have obtained building ownership certificates is HK$80,100,000.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
8. Land and a building located at Huaiyuandong Road Xinchengqu Yinchuan City Ningxia The People Republic of China	The property comprises a 8-storey composite building built on a parcel of land of about 3,624 square metres. The total gross floor area of the building is about 7,311 square metres. The building was completed in about 1992.	The property is currently occupied as an office and guest house.	No commercial value

Notes:

(1) Pursuant to the State-owned Land Use Rights Certificate 銀國用 (99) 字第037號 (Yin Guo Yong (99) Zi No. 37), the land use rights of the land have been granted to銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Great Wall) Rubber Co. Ltd.) for commercial service uses for a term expiring on 18 December 2043.

(2) Opinions of the PRC Lawyers are summarized as follows:

(i) Referring to note (1) above, 銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Great Wall) Rubber Co. Ltd.) is the legal owner of the land use rights.

(ii) 銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Great Wall) Rubber Co. Ltd.) is a sino-foreign joint-venture company formed by 銀川橡膠廠 (Yinchuan Rubber Manufacturing Plant) (equity share 49%) and 中國輪胎集團有限公司 (China Tire Holdings Limited) (51%) for an operation period of 50 years from 18 December 1993. The company has obtained a Business License (企合寧總字第000262號 Qi He Ning Zong Zi No. 000262) and is a legally established legal entity in the PRC.

(3) In our valuation, we have assumed that銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Great Wall) Rubber Co. Ltd.) is in possession of proper title to use the property for a term equivalent to the operation period of the company.

(4) In the valuation of this property, we have not included the value of the building without Building Ownership Certificates. For information purposes and based on our calculation and analysis, the depreciated replacement cost of this building is HK$11,800,000.

(5) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 HK$
9. Land, various buildings and structures located at No. 39 Dazhai Trade Zone Xiyang County Shanxi Province The People Republic of China	The property comprises certain buildings, structures and ancillary facilities built on a parcel of land of about 41,669 square metres. The total gross floor area of the erected buildings, structures and ancillary facilities is about 10,186 square metres and is summarized as follows:	The property is currently occupied as a cement production plant.	No commercial value

Usage	Number of Blocks	Gross Floor Area
Workshop	10	3,481
Warehouse	9	3,328
Office	1	1,680
Plant room	4	647
Ancillary facilities	7	1,050
Total:	31	10,186

The majority of the buildings, structures and ancillary facilities were completed in between 1993 and 2001.

Notes:

(1) Pursuant to a Village and Township Enterprises Land Use Rights Certificate issued by the Land Use Bureau of Shanxi Province, the land use rights of the land have been granted to 山西大寨中策水泥有限公司 (Dazhai CSI Cement Co. Ltd.) for industrial use with no specific year term.

(2) Opinions of the PRC Lawyers are summarized as follows:

(i) Referring to note (1) above,山西大寨中策水泥有限公司 (Dazhai CSI Cement Co. Ltd.) is the legal owner of the land use rights.

(ii) 山西大寨中策水泥有限公司 (Dazhai CSI Cement Co. Ltd.) is a joint venture company invested by 大寨經濟開發總公司 (Daizhai Economic Development Corporation) (equity share 49%) and 中策集團有限公司 (China Strategic Holdings Limited) (51%) and established on 13 September 1993 for an operation period of 50 years. The company has obtained a Business License 企合普總副字第000042號 (Qi Ge Pu Zong Fu Zi 000042) and is a legally established legal entity in the PRC.

(3) In our valuation, we have assumed that 山西大寨中策水泥有限公司 (Dazhai CSI Cement Co. Ltd.) is in possession of proper legal title to use the property for a term equivalent to the operation period of the company.

(4) Building Ownership Certificates for the buildings have not been issued. In the course of our valuation, we have not included the value of the buildings. For information purposes and based on our calculation and analysis, the depreciated replacement cost of those buildings and structures is HK$10,400,000.

(5) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
10. Land, various buildings and structures located at No. 221 Jiangdongbei Road Ningbo City The People Republic of China	The property comprises certain buildings, structures and ancillary facilities built on a parcel of land of about 31,795 square metres. The total gross floor area of the erected buildings, structures and ancillary facilities is about 35,202 square metres and is summarized as follows:	The property is currently occupied as a production plant manufacturing flour and seasoning.	No commercial value

Usage	Number of Blocks	Gross Floor Area
Workshop	24	21,331
Warehouse	9	8,915
Office	1	2,776
Ancillary facilities	3	2,180
Total:	37	35,202

Building Ownership Certificates for buildings having a total area of about 18,378 square metres have been issued. *(see note 2)*

The majority of the buildings, structures and ancillary facilities were completed in between 1970 and 2001.

Notes:

(1) Pursuant to the State-owned Land Use Rights Certificate 甬東國用 (1992) 字第 1509號 (Yong Dong Guo Yong (1992) No. 1509), the land use rights of the land have been granted to 寧波太豐麵粉廠 (Ningbo Taifeng Flour & Mondodium Glutamate Factory) for factory building uses with no specific year term.

(2) Pursuant to a Building Ownership Certificate, the ownership of a building having an area of about 463 sq.m. is vested in 寧波中策太豐食品有限公司 (Ningbo Zhongce Taifeng Food Co. Ltd.) .

Pursuant to 9 Building Ownership Certificates, the ownership of buildings having a total area of about 17,915 sq.m. is vested in 寧波太豐麵粉廠 (Ningbo Taifeng Flour & Mondodium Glutamate Factory).

(3) Opinions of the PRC Lawyers are summarized as follows:

(i) Referring to notes (1) and (2) above, 寧波太豐麵粉廠 (Ningbo Taifeng Flour & Mondodium Glutamate Factory) and 寧波中策太豐食品有限公司 (Ningbo Zhongce Taifeng Food Co. Ltd.) are the legal owners of the respective property interests.

(ii) 寧波中策太豐食品有限公司 (Ningbo Zhongce Taifeng Food Co. Ltd.) is a joint venture company invested by 香港中國食品工業集團有限公司 (China Food Holdings Limited) (equity share 51%) and 寧波太豐麵粉廠 (Ningbo Taifeng Flour & Mondodium Glutamate Factory) (49%) and established on 29 March 1993 for an operation period of 50 years. The company has obtained a Business License (企合浙甬總字第000989號 Qi He Zhe Yong Zong Zi No. 000989) and is a legally established legal entity in the PRC.

(iii) The property title has not been transfered to the joint venture company. According to the joint venture contract and the confirmation made by the Company, the property owner should transfer the asset to the joint venture company. Provided that it is in accordance with the relevant land law and regulations, the joint venture company may apply for the transfer of property title and obtain the title without legal impediment.

(iv) The buildings having a total area of about 17,506 square metres is subject to a mortgage.

(4) In our valuation, we have assumed that 寧波中策太豐食品有限公司 (Ningbo Zhongce Taifeng Food Co. Ltd.) is in possession of proper title to use the property for a term equivalent to the operation period of the company.

(5) In the valuation of this property, we have not included the value of the buildings and structure without Building Ownership Certificates. For information purposes and based on our calculation and analysis, the depreciated replacement cost of those buildings is HK$21,400,000.

(6) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

(7) For information purposes and based on our calculation and analysis, the depreciated replacement cost of the buildings and structures have obtained building ownership certificates is HK$15,000,000.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
11. Land, various buildings and structures located at No. 81 Daqing Road South Ningbo City The People Republic of China	The property comprises certain buildings, structures and ancillary facilities built on a parcel of land of about 54,561 square metres. The total gross floor area of the erected buildings, structures and ancillary facilities is about 43,278 square metres and is summarized as follows:	The property is currently occupied as a production plant manufacturing tractors.	No commercial value

Usage	Number of Blocks	Gross Floor Area
Workshop	13	23,630
Warehouse	7	5,371
Office	8	6,035
Plant room	4	983
Ancillary facilities	9	7,259
Total:	41	43,278

Building Ownership Certificates for buildings having a total area of about 30,278 square metres have been issued. *(see note 2)*

The majority of the buildings, structures and ancillary facilities were completed in between 1964 and 2000.

Notes:

(1) Pursuant to a State-owned Land Use Rights Certificate 北國用1998第 3989 號 (Bei Guo Yong (1998) No. 3989), the land use rights of the land have been granted to 寧波拖拉機汽車製造總廠 (Ningbo Tractor Main Factory) for industrial uses with no specific year term.

(2) Pursuant to 18 Building Ownership Certificates, the ownership of the buildings is vested in寧波拖拉機汽車製造總廠 (Ningbo Tractor Main Factory).

(3) Opinions of the PRC Lawyers are summarized as follows:

(i) Referring to notes (1) and (2) above, 寧波拖拉機汽車製造總廠 (Ningbo Tractor Main Factory) is the legal owner of the property interests.

(ii) 一拖(寧波)中策拖拉機汽車有限公司 (Yituo (Ningbo) C.S.I. Tractor & Automobile Co. Ltd.) is a sino-foreign joint venture company invested by 中國拖拉機及汽車製造集團有限公司 (China Tractors & Automobiles Manufacturing Limited) (equity share 55%) and 寧波拖拉機汽車製造總廠 (Ningbo Tractor Main Factory) and 第一拖拉機股份有限公司 (Di Yi Tractor Corporation) (together 45%) for an operation period of 50 years from 10 September 1992. The company has obtained a Business License 企合浙甬總副字第000596號 (Qi He Zhe Yong Zong Fu Zi No. 000596) and is a legally established legal entity in the PRC.

(iii) The property title has not been transfered to the joint venture company. According to the joint venture contract and the confirmation made by the Company, the property owner should transfer the asset to the joint venture company. Provided that it is in accordance with the relevant land law and regulations, the joint venture company may apply for the transfer of property title and obtain the title without legal impediment.

(iv) The buildings having a total area of 30,278 is subject to a mortgage in favour of 中國工商銀行寧波市江北支行 (Industrial and Commercial Bank of China Ningbo City Jiangbei Branch).

(4) In our valuation, we have assumed that一拖(寧波)中策拖拉機汽車有限公司 (Yituo (Ningbo) C.S.I. Tractor & Automobile Co. Ltd.) is in possession of a proper title to use the property for a term equivalent to the operation period of the company.

(5) In the valuation of this property, we have not included the value of the buildings and structure without Building Ownership Certificates. For information purposes and based on our calculation and analysis, the depreciated replacement cost of those buildings is HK$6,850,000.

(6) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

(7) For information purposes and based on our calculation and analysis, the depreciated replacement cost of the buildings and structures have obtained building ownership certificates is HK$11,000,000.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
12. Land, various buildings and structures located at No. 53 Xicaoma Road Ningbo City The People Republic of China	The property comprises certain buildings, structures and ancillary facilities built on a parcel of land of about 8,048 square metres. The total gross floor area of the erected buildings, structures and ancillary facilities is about 4,144 square metres and is summarized as follows:	The property is currently occupied as a plant manufacturing tractors.	No commercial value

Usage	Number of Blocks	Gross Floor Area
Workshop	4	2,391
Warehouse	2	1,179
Ancillary facilities	5	574
Total:	11	4,144

Building Ownership Certificates for buildings having a total area of about 3,920 square metres have been issued. *(see note 2)*

The majority of the buildings, structures and ancillary facilities were completed in between 1978 and 1984.

Notes:

(1) Pursuant to the State-owned Land Use Rights Certificate 北國用 1998 字第 3988 號 (Bei Guo Yong (1998) No. 3989), the land use rights of the land have been granted to 寧波拖拉機汽車製造總廠 (Ningbo Tractor Main Factory) for industrial uses with no specific year term.

(2) Pursuant to a Building Ownership Certificate the ownership of the buildings is vested in 寧波拖拉機汽車製造總廠 (Ningbo Tractor Main Factory).

(3) Opinions of the PRC Lawyers are summarized as follows:

(i) Referring to notes (1) and (2) above, 寧波拖拉機汽車製造總廠 (Ningbo Tractor Main Factory) is the legal owners of the property interests.

(ii) 一拖(寧波)中策拖拉機汽車有限公司 (Yituo (Ningbo) C.S.I. Tractor & Automobile Co. Ltd.) is a sino-foreign joint venture company invested by 中國拖拉機及汽車製造集團有限公司 (China Tractors & Automobiles Manufacturing Limited) (equity share 55% and 寧波拖拉機汽車製造總廠 (Ningbo Tractor Main Factory) and 第一拖拉機股份有限公司 (Di Yi Tractor Corporation) (together equity share 45%) for an operation period of 50 years from 10 September 1992. The company has obtained a Business License 企合浙甬總副字第000596號 (Qi He Zhe Yong Zong Fu Zi No. 000596) and is a legally established legal entity in the PRC.

(iii) The property title has not been transfered to the joint venture company. According to the joint venture contract and the confirmation of the Company, the property owner should transfer the asset to the joint venture company. Provided that it is in accordance with the relevant land law and regulations, the joint venture company may apply for the transfer of property title and obtain the title without legal impediment.

(4) In our valuation, we have assumed that一拖(寧波)中策拖拉機汽車有限公司 (Yituo (Ningbo) C.S.I. Tractor & Automobile Co. Ltd.) is in possession of a proper title to use the property for a term equivalent to the operation period of the company.

(5) In the course of our valuation, we have not included the value of those buildings and structure without Building Ownership Certificate. For information purposes and based on our calculation and analysis, the depreciated replacement cost of those buildings is HK$19,500.

(6) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

(7) For information purposes and based on our calculation and analysis, the depreciated replacement cost of the buildings and structures have obtained building ownership certificates is HK$1,410,000.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
13. Land, various buildings and structures located at No. 22 Xinyi Road Ningbo City The People Republic of China	The property comprises certain buildings, structures and ancillary facilities built on a parcel of land of about 4,378 square metres. The total gross floor area of the erected buildings, structures and ancillary facilities is about 3,937 square metres and is summarized as follows:	The property is currently occupied as a production plant manufacturing tractors.	No commercial value

Usage	Number of Blocks	Gross Floor Area
Workshop	2	1,134
Warehouse	3	1,226
Canteen	1	1,577
Total:	6	3,937

The buildings, structures and ancillary facilities were completed in between 1977 and 1997.

Notes:

(1) Pursuant to the State-owned Land Use Rights Certificate 北國用1998字第4003號 (Bei Guo Yong (1998) No. 4003), the land use rights of the land have been granted to 寧波拖拉機汽車總廠 (Ningbo Tractor Main Factory) for industrial uses with no specific term.

(2) Pursuant to two Building Ownership Certificates, the ownership of the buildings is vested in 寧波拖拉機汽車總廠 (Ningbo Tractor Main Factory).

(3) Opinions of the PRC Lawyers are summarized as follows:

(i) Referring to notes (1) and (2) above, 寧波拖拉機汽車總廠 (Ningbo Tractor Main Factory) is the legal owner of the property interests.

(ii) 一拖(寧波)中策拖拉機汽車有限公司 (Yituo (Ningbo) C.S.I. Tractor & Automobile Co. Ltd.) is a sino-foreign joint venture company invested by 中國拖拉機及汽車製造集團有限公司 (China Tractors & Automobiles Manufacturing Limited) (equity share 55%) and 寧波拖拉機汽車製造總廠 (Ningbo Tractor Main Factory) and 第一拖拉機股份有限公司 (Di Yi Tractor Corporation) (together equity share 45%) for an operation period of 50 years from 10 September 1992. The company has obtained a Business License 企合浙甬總副字第000596號 (Qi He Zhe Yong Zong Fu Zi No. 000596) and is a legally established legal entity in the PRC.

(iii) The property title has not been transfered to the joint venture company. According to the joint venture contract and the confirmation made by the Company, the property owner should transfer the asset to the joint venture company. Provided that it is in accordance with the relevant land law and regulations, the joint venture company may apply for the transfer of property title and obtain the title without legal impediment.

(4) In our valuation, we have assumed that一拖(寧波)中策拖拉機汽車有限公司 (Yituo (Ningbo) C.S.I. Tractor & Automobile Co. Ltd.) is in possession of a proper title to use the property for a term equivalent to the operation period of the company.

(5) Based on the property interest not being freely assignable, we are of the opinion that the property has no commercial value.

(6) For information purposes and based on our calculation and analysis, the depreciated replacement cost of the buildings and structures have obtained building ownership certificates is HK$2,360,000.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
14. House F3 and House B2, Yangguang City Dongyinhu Town Ningbo City The People Republic of China	The property comprises a two-storey residential house and a three-storey residential house completed in about 1995. The total gross floor area of the property is about 462 square metres.	The property is currently vacant.	1,700,000

Notes:

(1) Pursuant to two Building Ownership Certificates 鄞點字0003543 and 0003553 (Yin Dian Zi No. 0003543 and 0003553), the title of the property is vested in 寧波中策拖拉機汽車有限公司 (Ningbo CSI Tractor & Automobile Co. Ltd) with no specific year term.

(2) Opinions of the PRC Lawyers are summarized as follows:

(i) 寧波中策拖拉機汽車有限公司 (Ningbo CSI Tractor & Automobile Co. Ltd) is the legal owners of the property.

(ii) The property is commodity housing and can be freely transferred, leased and disposed of by the owner.

(3) As confirmed by the Company, 寧波中策拖拉機汽車有限公司 (Ningbo CSI Tractor & Automobile Co. Ltd) is a joint venture company 55% owned by the Group.

(4) In our valuation, we have assumed that:

(i) The property has been granted for a term of 70 year from 11 October, 1996, which is the date of the issuance of the Building Ownership Certificate.

(ii) 寧波中策拖拉機汽車有限公司 (Ningbo CSI Tractor & Automobile Co. Ltd) is in possession of proper legal title to the property and is entitled to transfer the property with the residual term at no extra premium or other onerous charges payable to the government.

Property	Description and tenure	Particulars of occupancy	Capital value in Existing state as at 28 February 2002 *HK$*
15. Unit 28 on 9th Floor Beijing Huapu International Plaza Jishikou District South Chaoyang Menwaidajei Beijing City The People Republic of China	The property comprises one office unit within a 14-storey (plus 3 basement levels) composite building completed in 1996. The total gross floor area of the property is 339 square metres. The property is held for a term of 50 years expiring on 20 January, 2044.	The property is currently vacant.	5,000,000

Notes:

(1) According to a Pre-sale Contract entered between 北京華普國際大廈有限公司 (Beijing Huapu International Plaza Co. Ltd.) and 中策集團有限公司 (China Strategic Holdings Limited), dated January 24, 1996 and a Amendment Agreement dated September 28, 1996, the property was pre-sold to 中策集團有限公司 (China Strategic Holdings Limited).

(2) Opinions of the PRC Lawyers are summarized as follows:

(i) The application for the Building Ownership Certificate of the property is in progress, and there should be no substantial legal impediment to obtaining the certificate.

(ii) The property can be freely transferred, leased or disposed of by the owner upon the Building Ownership Certificate has been issued.

(3) In our valuation, we have assumed that 中策集團有限公司 (China Strategic Holdings Limited) is in possession of proper legal title to the property and is entitled to transfer the property with the residual term at no extra premium or other onerous charges payable to the government.

世邦魏理仕
CB Richard Ellis

INTERNATIONAL PROPERTY CONSULTANTS
國際物業顧問

CB Richard Ellis Ltd

Suite 3401 Central Plaza
18 Harbour Road
Wanchai, Hong Kong
Telephone : 2820 2800
Facsimile : 2810 0830

香港灣仔港灣道十八號中環廣場三四零一室
電話 2820 2800 傳真 2810 0830

www.cbrichardellis.com

10 May 2002

China Strategic Holdings Limited
8/F., Paul Y. Centre
51 Hung To Road
Kwun Tong, Kowloon
Hong Kong

Dear Sirs

We refer to your instructions for us to value the various property interests held by certain wholly or partly owned subsidiaries of China Land Group Limited (together "the Group") described in more detail in the attached valuation certificate. We have carried out inspections, made relevant enquiries and obtained such further information as we consider necessary for the purpose of providing you with our opinion of the capital values of the property interests as at 28 February 2002.

We have valued the property interests on the basis of open market value which we would define as intended to mean "the best price at which the sale of an interest in property might reasonably be expected to have been completed unconditionally for cash consideration on the date valuation, assuming:

(a) a willing seller;

(b) that, prior to the date of valuation, there had been a reasonable period (having regard to the nature of the property and the state of the market) for the proper marketing of the interest, for the agreement of price and terms and for the completion of the sale;

(c) that the state of the market, levels of value and other circumstances were, on any earlier assumed date of exchange of contracts, the same as on the date of valuation;

(d) that no account is taken of any additional bid by a prospective purchaser with a special interest; and

(e) that both parties to the transaction had acted knowledgeably, prudently and without compulsion."

Our valuation has been made on the assumption that each owner sells its property interest on the open market without the benefit of a deferred terms contract, leaseback, management agreement or any similar arrangement which would serve to increase the value of the property interest.

Property No. 2, a fully operational hotel, has been valued with reference to an income valuation method. In this method, we have considered the property's income producing capabilities, having regard to the business results of the past three years, the prevailing hotel market data such as the tariff rates and occupancy levels in similar location to the subject property. Our valuation of the hotel is arrived at by adjusting and capitalizing the net income before allowing for income tax at a capitalizing rate of 4.5 per cent. Our valuation of this property is on the basis of a fully operational hotel inclusive of land, buildings, trade fixtures and fittings, operating equipment, furniture, stock and motor vehicles.

We have valued the other properties with reference to sales comparison method. In valuing **Property No. 3** (Paul Y. Plaza in Guangzhou), we have made reference to sales of properties comparable to the subject property upon completion and made allowances for the construction cost to complete the subject property. **Property No. 4**, we have made reference to sales of comparable land and add to the land value the amount of construction cost spent to the date of valuation.

In our valuation of **Property No. 3**, we have assumed that the property would be completed in a timely manner in accordance with the plans and development data supplied to us and that all consents, approvals and licences from relevant Government authorities for the whole development would be granted in accordance with the development progress of the property, without any onerous conditions or undue delays. We have assumed that the completed building can be disposed of freely to local and overseas purchasers either on a block or a break-up basis.

We have not searched the title to other properties which are located in the People's Republic of China ("PRC"). We have been provided with copies of extracts of title documents relating to these property interests and legal opinion ("Legal Opinion") provided by King & Wood PRC Lawyers, qualified lawyers in Beijing, the PRC. According to the Legal Opinion, the Group owns the property interests in these properties wholly or partly.

The status of titles and grant of major approvals, consents or licences in accordance with the information provided to us by the Group and the Legal Opinion are as follows:

Document/Approval	**No. 1**	**No. 2**	**No. 3**	**No. 4**
Joint-venture contract	Yes	Yes	Yes	Yes
Business licence	Yes	Yes	Yes	Yes
Realty title certificate	Yes	Yes	Yes *(Note)*	N/A
Land use right contract	Yes	N/A	Yes	N/A
State land use right certificate	Yes	Yes	Yes	Yes

(Note: For the completed portions of the property)

We have relied to a considerable extent on information given by you and have accepted advice given to us on such matters as planning approvals or statutory notices, casements, tenure, construction costs, rentals, site and floor areas, business results and projections and all other relevant matters. Dimensions, measurements and areas included in the valuation certificate are based on information contained in the documents provided to us and are therefore approximations only. We have had no reason to doubt the truth and accuracy of the information provided to us by you, which are material to the valuation. We were also advised that no material factors have been omitted from the information supplied.

No allowance has been made in our valuation for any charges, mortgages or amounts owing on the properties nor for any expenses or taxation which may be incurred in effecting a sale. It is assumed that the properties are free from encumbrances, restrictions and outgoings of an onerous nature which could affect value.

In respect of the property interests in the PRC, our valuation is based on local currency, i.e. Renminbi ("RMB"), and converted into Hong Kong dollar ("HK$") at the exchange rate of 1 HK$ = 1.068 RMB which was the prevailing rate at the date of valuation.

This letter and valuation certificate is prepared for the use of the party to whom it is addressed and no responsibility is accepted to any third party who may make reference to it.

Neither the whole or any part of this letter and valuation certificate or any reference to it may be included in any published document, circular or statement nor published in any way without our prior written approval of the form and context in which it may appear.

Our valuation certificate is attached.

Yours faithfully
For and on behalf of
CB Richard Ellis Limited

Glbert K M Yuen *AHKIS MRICS*
Associate Director
Valuation & Advisory Services

SUMMARY OF VALUATION

Property	Property interest valued	Capital value of property interest valued as at 28 February 2002 *(HK$)*	Percentage of property interest valued attributable to the Group	Capital value attributable to the Group as at 28 February 2002 *(HK$)*
Group I – Properties held for investment or future sales				
1. Shenzhen Development Centre The whole of basement, the retail spaces on the ground floor known as Units B-L1, B-L2, B-01, B-02, B-03, B-Q'T, B-R'D, C-01, A-L01 and A-L02, Office units Nos. 801A, 801B-03, 807, 808, 901, 902, 1401A-01B, 1404-05A, 1405B, 1406, 1407, 1502B, 1507, 2201-03, 2207 and 2208, and all 189 car parking spaces Renmin Nan Road, Shenzhen The People's Republic of China	100% interest attributable to Shenzhen S.E.Z. Development Centre Company Limited, a non-wholly-owned subsidary of the Group	42,200,000	56.38%	23,792,000
2. Rosedale Hotel & Suite•Guangzhou (Previously named as Plaza Canton Hotel) No. 348 Jiangnanda Road Haizhu District Guangzhou The People's Republic of China	Majority interest attributable to Allied Glory Investment Limited *(Note 1)*, a non-wholly-owned subsidiary of the Group	200,000,000	53.10%	106,200,000
	Group I sub-total:	242,200,000		129,992,000

SUMMARY OF VALUATION

Property	Property interest valued	Capital value of property interest valued as at 28 February 2002 (HK$)	Percentage of property interest valued attributable to the Group	Capital value attributable to the Group as at 28 February 2002 (HK$)
Group II – Properties under development or held for future development				
3. Paul Y. Plaza (previously named as Jiangnan Centre) Jiangnanda Road and Changgangzhoung Road Haizhu District, Guangzhou The People's Republic of China	Majority interest attributable to Eventic Limited *(Note 2)*, a wholly-owned subsidiary of the Group	340,000,000	49.17%	167,178,000
4. Site for Hongkong Macau Square Lots 1805, 1806 and 1810 Area 18, Jiangbei Road Huizhou, Guangdong The People's Republic of China	100% interest attributable to Best Glory Limited, World Express Limited and Gladly Development Limited *(Note 3)*, all of which are non-wholly-owned subsidiaries of the Group	111,000,000	45.89%	50,938,000
	Group II sub-total:	451,000,000		218,116,000
	Total:	693,200,000		348,108,000

Notes:

1. Allied Glory Investment Limited is entitled to 100% of net profits before recoupment of its total investments in the property and thereafter 80% of net profits.

2. Eventic Limited is entitled to 75% of the completed development and a pre-emption right on the remaining 25%, and is to bear 100% of the costs.

3. Best Glory Limited, World Express Limited and Gladly Development Limited are entitled to 90% of net profits and are to bear all costs and risks.

VALUATION CERTIFICATE

Property	Description and tenure	Particulars of occupancy	Capital value of property interest valued as at 28 February 2002
1. Shenzhen Development Centre The whole of basement, the retail spaces on the ground floor known as Units B-L1, B-L2, B-01, B-02, B-03, B-Q'T, B-R'D, C-01, A-L01 and A-L02, Office units Nos. 801A, 801B-03, 807, 808, 901, 902, 1401A-01B, 1404-05A, 1405B, 1406, 1407, 1502B, 1507, 2201-03 2207 and 2208, and all 189 car parking spaces Renmin Nan Road, Shenzhen The People's Republic of China	The building consists of a 45-storey (including a basement) main tower which accommodates retail, commercial and office premises and 6 mechanical/amenity floor, and a 9-storey ancillary block with 6 car parking floors providing 189 parking spaces and recreational facilities. The building was completed in October 1992. The gross floor areas of the subject premises are: Basement 2,919.90 sq.m. Ground Floor 1,411.28 sq.m. Office units 3,795.67 sq.m. Total: 8,126.85 sq.m. A land use right certificate has been granted to Shenzhen S.E.Z. Development Centre Company Limited for a term of 50 years from 16 January 1992 for commercial and office uses.	The basement is let for the purposes of a night-club for a term until April 2004 at a current rent of RMB200,000 per month. Retail spaces on the ground floor are let to various tenants for terms expiring between May 2002 and December 2006 at a total rent of RMB166,617 per month. Office units with a total gross floor area of 1,853.43 sq.m. are let for terms expiring between March 2002 and December 2003 at a total rent of RMB137,773 per month. Office units 2201-03, 2207 and 2208 are owner-occupied. The car parking spaces are let on a monthly or hourly basis or for short terms.	HK$42,200,000 (100% intereset)

Notes:

1. According to the joint venture contract between Shenzhen Special Economic Zone Development Company (深圳經濟特區發展公司) ("Party A") and Meiner Investment Limited ("Party B") dated 14 September, 1991, the joint venture company, Shenzhen S.E.Z. Development Centre Company Limited, is allowed (i) to operate the completed development for the purposes of hotel, Chinese and Western restaurant, coffee shop, dancing parlour, drama parlour, sauna parlour, recreation room, tennis court, squash court, gymnasium and top-roof helicopter pad, and (ii) to rent or sell shopping space, exhibition space, showrooms, offices and car parking spaces of the completed development. The capital of the joint venture company is contributed as to 10% by Party A and as to 90% by Party B. All net profits are distributed in pro-rata to the contribution of capital. The joint venture is for an operating term of 50 years from the date of issue of the business licence of the joint venture company, which was 10 January, 1992.

2. A business licence has been issued to the joint venture company for an effective period from 10 January 1992 to 10 January 2042.

3. The significant points of the Legal Opinion are summarised as follows:

   (i) The JV Company has been duly formed and is validly existing under the laws of PRC.

   (ii) The JV Company has obtained the land use right and owns the subject properties of Shenzhen Development Centre.

   (iii) Office units Nos. 801, 802A, 802B, 803, 807, 808, 901, 902, 1401, 1404, 1405, 1406, 1407, 2201, 2207 and 2208 have been mortgaged. The Agricultural Bank of China, Hong Kong Branch being the mortgagee. However, an agreement to release the mortgage has been signed on 22 December 2000 but has not yet been registered in the Shenzhen Real Estate Mortgage Registry.

   (iv) The retail spaces on the ground floor have been mortgaged with Guangdong Development Bank, Shenzhen Branch being the mortgagee.

   (v) The JV Company has the right to use, lease, transfer or mortgage the subject properties that have not been mortgaged.

   (vi) Subject to the consent of the mortgagees, the JV Company has the right to use, lease or transfer the subject properties that have been mortgaged.

4. We were advised that Meiner Investment Limited is partly owned by the Group.

Property	Description and tenure	Capital value of property interest valued as at 28 February 2002
2. Rosedale Hotel & Suite•Guangzhou (previously named as Plaza Canton Hotel) No. 348 Jiangnanda Road Haizhu District, Guangzhou The People's Republic of China	The property comprises a 26-storey, 4-star hotel of reinforced concrete frame construction over two levels of basement. It consists of 395 guest rooms and suites (11 currently for in-house use), 26 studio apartment units and 56 office suites, shopping arcades, 3 Chinese restaurants, a coffee shop, a lobby bar, a 2-level karaoke night-club, multi-purpose function rooms, a business centre, a swimming pool with pool side bar, a gymnasium, a game room and 2 tennis courts. One of the Chinese restaurants and the night-club are operated by an outside party as tenant. The hotel includes a full back-of-the-house and executive offices. The hotel occupies a site with an area of 11,583 sq.m. (124,679 sq.ft.). The hotel extends to a total gross floor area of 42,029 sq.m. (452,400 sq.ft.). The hotel was completed and commenced business in 1989. A realty title certificate and a State Land use certificate were issued to 廣州江南大酒店有限公司(Guangzhou Jiang Nan Hotel Company Limited) in January 1993 without a specified term.	HK$200,000,000 (majority interest as detailed in *Note 7*)

Notes:

1. Under the State land use certificate, the land is permitted to be used for hotel purposes.

2. According to a joint venture contract dated 6 May 1992 and supplemental contract thereto dated 7 May 1992 between 廣州聯星農工總公司 (Guangzhou Lian Xiang Agriculture Group Co.) ("Party A") and Allied Glory Investment Limited ("Party B"), the parties agree to co-operate in operating Guangzhou Jiang Nan Hotel Company Limited ("Joint Venture Company") and the hotel for a period of 50 years from the date of the business licence of the Joint Venture Company, i.e. 15 January 1987. Some of the salient points stipulated in these contracts are as below:

    i. The registered capital in the sum of US$11,500,000 is held as to 1% by Party A and as to 99% by Party B. Neither party shall assign its interest (in whole or in part) to any party (which shall include its holding, subsidiary and associated companies) without the prior consent of the other party which shall have a first right to acquire the relevant interest under the same terms and conditions.

    ii. The total investment of the Joint Venture Company (US$28,282,828.28 as confirmed by Party A and Party B on 25 May 1993) is entirely contributed by Party B, Party B shall firstly recoup its total investment in the Joint Venture Company (including capital and interest) from the after-tax profit and depreciation allowance, thereafter the net profit shall be distributed as to 20% for Party A and as to 80% for party B.

    iii. Party B shall be responsible for the operation and management of the hotel.

    iv. Upon the expiration of the joint venture period, the fixed assets of the joint venture company shall vest in Party A.

3. A business licence in favour of the Joint Venture Company has been granted for a term of 30 years from 15 January 1987 to 15 January 2017.

4. The significant points of the Legal Opinion are summarised as follows:

   i. The JV Company has been duly formed and is validly existing under the laws of PRC.

   ii. The JV Company owns the building ownership right of the property and the right to use the building during the joint venture period subject to the condition that the JV Company shall not transfer or lease such rights without prior approval of the relevant government authorities.

   iii. Various portions of the hotel building including the ground floor of the shopping arcade, the 2-level night-club and the ground and first floors of the restaurant wing have been mortgaged. The Agricultural Bank of China, Guangzhou Branch being the mortgagee.

5. The hotel is currently operated by the Group.

6. As at 31 December 2001, various spaces, kiosks and counters in the shopping arcade, the lobby and Level 2 were let to various tenants for terms with expiry dates between 2001 and 2009, yielding a total monthly rent of RMB249,091.7. A space on Level 2 was let to a securities company for a term of 8 years from 1 January 1999 at an initial rent of RMB128,880. Various office suites on Levels 5, 6, 7 and 26 were let to various tenants for short terms except several portions of Levels 5 and 6 which was let to the above-mentioned securities company for a term until 2007.

7. We were advised that a majority interest in Party B is owned by the Group. Our valuation represents the majority interest attributable to Party B (with entitlement to 100% of net profits before recoupment of its total investment in the property and thereafter 80% of net profits) in the whole of the property in the existing state of a fully operational hotel, subject to the conditions of the joint venture contract and supplemental contract thereto.

Property	Description and tenure	Capital value of property interest valued as at 28 February 2002
3. Paul Y. Plaza (previously named as Jiangnan Centre) Jiangnanda Road and Changgangzhong Road, Haizhu District, Guangzhou The People's Republic of China	The property comprises a composite building party completed on a flat site with an area of 10,603 sq.m. (114,131 sq.ft.). The development will be 52 storeys (plus 3 basements) high with car parking spaces at the two lower basements, retail and machanical spaces at the upper basement, retail spaces on Levels 1 to 3, restaurant and entertainment spaces on Levels 4 to 6, offices on Levels 7 to 27 and 48, fully funished apartmernts on Levels 29 to 47, observation deck on Level 50 and mechanical spaces on Levels 28, 49, 51 and 52. The total gross floor area of the building is as follows:	HK$340,000,000 (majority interest as detailed in *Note 8*)

Use	sq.ft.	sq.ft.
Retail and entertainment:	24,366.22	262,278
Office:	35,532.42	382,471
Apartment:	30,687.09	330,316
Mechanical/Car Parking/ Observation:	23,442.96	252,340
	114,028.69	1,227,405

According to a State land use certificate dated 18 November, 1992, land use rights have been granted to 廣州江南房產有限公司(Guangzhou Jiang Nan Property Limited) for terms of 70 years (residential use), 40 years (commercial use) and 50 years (industrial use).

Notes:

1. As shown on the State land use certificate, the total site area in 10,603 sq.m. and the construction land area is 8,000 sq.m.. The site is permitted to be used for residential, commercial and industrial purposes. A land use rights contract dated 21 September 1992 between 廣州市城鄉建設委員會 (Guangzhou Shi Cheng Xiang Jian She Committee) and 廣州市海珠區城市建設開發公司 (Guangzhou Shi Haizhu Qu Cheng Shi Jian She Kai Fa Company) is attached to this certificate.

2. A joint venture contract was entered on 6 May 1992 by 廣州市海珠區城市建設開發公司 (Guangzhou Shi Haizhu Qu Cheng Shi Jian She Kai Fa Company) ("Party A") and Eventic Limited ("Party B") to establish a joint venture company called 廣州江南房產有限公司 (Guangzhou Jiang Nan Property Limited) ("JV Company"). The joint venture period is 50 years. The joint-venture is established primarily to build, sell and/or rent commercial and residential premises on the site. Some of the salient points are summarised as below:

   i. The entire registered capital of HK$68,000,000 shall be contributed by Party B. The subject site in a vacant, formed and serviced state shall be provided by Party A within six months of the date of the contract and Party A shall be responsible for all costs to bring the site into such a state.

   ii. Any land use premium to be charged by the State shall be borne by both parties in pro-rata to their entitlements to the completed accommodation.

   iii. All development costs other than the costs under i) and ii) above shall be borne by Party B.

   iv. The completed property shall be shared as to 25% for Party A and as to 75% for Party B with due regard to use, level and vista.

v. Within one month after 75% of the residential accommodation is pre-sold, Party B has the right to purchase the 25% share of the completed property to which Party A is entitled, at a price of HK$400 per sq.ft.

vi. Not less than 70% of the development shall be sold and allowed to be pre-sold outside the PRC. Party B shall be responsible for the marketing of the development outside and inside the PRC and shall have the exclusive right to appoint its overseas marketing agents. Party A agrees to assist Party B in marketing inside the PRC.

vii. During the joint venture period, Party A's consent shall be obtained prior to Party B assigning its interest and Party A shall have the first right to purchase Party B's interest.

viii. The entire construction period is provisionally set for 36 months. The construction programme shall be finalised after 70% of the residential premises are pre-sold.

3. In the course of our valuation, we have also inspected copies of the following documents:

   i. Construction land use planning certificate dated 17 April 1992 granted to Party A.

   ii. Red line drawing.

   iii. Business licence in respect of the JV Company dated 4 July 1992 for a term of 50 years therefrom.

   iv. A letter of approval in principle in respect of the proposed development dated 10 March 1993.

4. The JV Company was granted on 30 January 1995 the Pre-sale Permit of Commodity Properties No. 穗房預字第950031號 (Sui Fang Yu Zi No. 950031) in respect of a total gross area of 88,906 sq.m. for both domestic and overseas pre-sales.

5. Realty Title Certificates No. 穗房地証字第201532號 and 201535號 (Sui Fong Di Zheng Zi no. 201532 and 201535) were issued to the JV Company on 4 September 1996 for respectively the three basement levels with a total gross area of 19,806.50 sq.m. and the five podium floors with a total gross area 19,878.32 sq.m.

6. The construction of the commercial podium was practically completed while the construction of the upper office/ apartment tower is in suspension. We were advised that the total value of work completed and material on site up to 28 February 2002 was in the sum of RMB343,192,682 exclusive of professional fees and finance charges.

7. The significant points of the Legal Opinion are summarised as follows:

   i. The JV Company has been duly formed and is validly existing under the laws of PRC.

   ii. The JV Company owns the land use right for residential and commercial use.

   iii. The JV Company owns the building ownership right of the three basement levels and the five podium floors and has the right to use, lease or transfer these portions of the property.

8. We were advised that Party B is wholly owned by the Group. Our valuation represents the majority interest in the property in its existing state attributable to Party B with it being entitled to 75% of the completed accommodation, having pre-emption right on the remaining 25% and bearing all construction cost, on the assumption that all land premiums have been paid in full. Our valuation is inclusive of the value of work completed and material on site up to 28 February 2002.

Property	Description and tenure	Capital value of property interest valued as at 28 February 2002
4. Site for Hongkong Macau Square Lots 1805, 1806 and 1810 at Area 18, Jiangbei Road, Huizhou, Guangdong, The People's Republic of China	The site comprises three out of a total of ten development lots within Area 18 which has been designated as the future central business district of Huizhou.	HK$111,000,000 (majority interest as detailed in *Note 1*)

The site areas are as follows:

Lot 1805	19,007 sq.m.
Lot 1806	26,844 sq.m.
Lot 1810	5,960 sq.m.
Total:	51,811 sq.m.

Various buildings have been proposed as follows:

Lot 1805
a 32-storey (plus 2 basements) composite building with 1,044 apartments, shops and recreational facilities in the podium and basement car parks;

Lot 1806
Phase 1: 2 basements with shops, a 5-storey (plus a deck) podium with shops, exhibition halls, restaurant and recreational facilities, 20-storey connected twin blocks with offices, and 20-storey connected triple blocks comprising 720 apartments;

Phase 2: a 72-storey tower block with offices, apartments, hotel and associated facilities, and basement carparks;

Lot 1810
a 13-Level car park above restaurant spaces at ground and basement levels.

The total floor area is 693,210.84 sq.m. distributed as follows:

Lot	1805 (sq.m.)	1806 Phase I (sq.m.)	1806 Phase II (sq.m.)	1810 (sq.m.)
Total commercial floor area	21,012.10	61,883.95		4,156.22
Total residential floor area	90,984.60	118,381.00	201,015.11	-
Total office floor area	-	95,044.25		-
total car parking, roof and other floor area	19,053.10	32,629.19	21,987.34	27,063.98
Grand total:	131,049.80	307,938.59	223,002.45	31,220.20

Property	Description and tenure	Capital value of property interest valued as at 28 February, 2002
	Certain construction work had been completed for the Lot 1806 Phase I development but all work was ceased. We are advised that the Group would no longer intend to proceed further the construction in accordance with the above proposals. According to three State-owned land use certificates, land use rights have been granted to Best Glory Limited (for Lot No. 1805), World Express Limited (for Lot No. 1806) and Gladly Development Limited (for Lot No. 1810), for terms of 70 years from 14 September 1992.	

Notes:

1. Three joint venture contracts were entered into on 29th July, 1993 for the establishment of three joint venture companies as follows:

Lot No.	Name of joint venture company	Party A	Party B	Registered capital
1805	Huizhou Best Glory Property Limited	惠州市嘉誠開發有限公司及惠州市大亞灣發展總公司	Best Glory Limited	HK$31,878,000
1806	Huizhou World Express Property Limited	惠州市嘉誠開發有限公司及惠州市大亞灣發展總公司	World Express Limited	HK$109,200,000
1810	Huizhou Gladly Property Limited	惠州市嘉誠開發有限公司及惠州市大亞灣發展總公司	Gladly Development Limited	HK$7,870,000

In respect of each joint venture company, the capital shall be contributed and all costs shall be borne by Party B. The equity shares shall be entirely owned by Party B. The net profits shall be distributed as to 10% to Party A and as to 90% to Party B.

2. In the course of our valuation, we have also inspected copies of the following documents:

   i. Business license in respect of each joint venture company for a term of 70 years from 14 January, 1994 to 13 January, 2064.

   ii. Letter dated 9 June, 1994 from Huizhou Planning Bureau approving in principle the architechural design proposal relating to all three lots.

   iii. Pre-sales permission dated 7 September, 1994 relating to commercial/residential premises on Lot 1806 for sales of 1046 units with a total building area of 99,440 sq.m. within PRC and 840 units with a total building area of 79,837 sq.m. outside PRC.

3. Pursuant to two Sale and Purchase agreements entered into on 7 September 1994, parts of the Phase 1 development on Lot 1806 (6th to 25th floors of all office and apartment blocks) in two groups were pre-sold to two parties, one group of property to one party. The two purchasers are companies registered in China and wholly owned by Huizhou Government. The total consideration for the two agreements amounts to RMB818,491,770 of which 10% was paid to the vendor and the balance is agreed to be settled by three instalments as follows:

   i. 10% upon certified completion of the substructure (including foundation and three basements) but not later than 30 August 1995;

   ii. 10% upon certified completion of the superstructure but not later than 30 August 1996;

   iii. 70% on or before 28 February 1997.

We have been advised that, on one hand, the last two instalments had not been paid by the purchasers and, on the other hand, the development had not progressed in the manner that forms the basis of the agreements. We have been also advised that the main building contractor for the development, which was also a party to these agreements and a company owned by Huizhou Government, had now been dissolved.

4. In light of the failure of all parties to the above sale and purchase agreements fulfilling the obligations of the agreements, our instruction in this respect is to form our opinion of value applying our professional judgement on the perception of potential buyers on the market as to the effect on the value of the property. Having considered the relevant factors, we are of the opinion that a bid, if any, for the property would be calculated with the bidder having regard to that the above sale and purchase agreements together with any other related contracts may not be valid and enforceable and assuming that (i) no compensation shall arise payable to or by the Group, (ii) the original architectural design proposal was scrapped and (iii) approval to a new design in-keeping with the existing parameters for new development in the urban area of Huizhou is forthcoming. Therefore, our valuation has been based also on these assumptions.

5. The "Capital value when completed" of the proposed development is approximately HK$1,820,000,000.

6. As at 28 February 2002, the estimated total construction cost was approximately HK$1,300,000,000 inclusive of professional fees and finance charges.

7. The significant points of the Legal Opinion are summarised as follows:

   i. Huizhou Best Glory Property Ltd., Huizhou World Express Property Ltd. and Huizhou Gladly Property Ltd. have been duly formed and are validly existing under the laws of PRC.

   ii. Huizhou Best Glory Properties Ltd., Huizhou World Express Property Ltd. and Huizhou Gladly Property Ltd. have obtained the land use rights of, respectively, Lot No. 1805, Lot No. 1806 and Lot No. 1810.

   iii. Huizhou Best Glory Property Ltd. has the right to use, lease, transfer or mortgage Lot No. 1805.

   iv. Huizhou World Express Property Ltd. has the right to use, lease, transfer or mortgage Lot No. 1806.

   v. Huizhou Gladly Property Ltd. has the right to use, lease, transfer or mortgage Lot No. 1810.

8. We were advised that the total value of work completed and material on site up to 28 February 2002 was in the sum of RMB57,233,000 exclusive of professional fees and finance charges. However, our valuation is not arrived at in a way of adding this amount of expenditure to a value attributable to the land element calculated by us, instead, we have considered (i) the possibility of utilising the work , with or without alteration, for any revised future building form, and (ii) savings in construction cost for, and in construction time of, any future buildings attributable to the work. For valuation purpose, we have concluded that the work has no net commercial value.

9. We were advised that Best Glory Limited, World Express Limited and Gladly Development Limited are 70% owned by the Group. Our valuation represents majority interest (Best Glory Limited, World Express Limited and Gladly Development Limited are entitled to 90% of any net profits and to bear all costs and risks) in property in its existing state, on the assumption that all land premiums have been paid in full. Our valuation is inclusive of the value, if any, of work completed and material on site up to 28 February 2002.

The Bonus Warrants will be issued subject to and with the benefit of an instrument ("**Instrument**") executed by the Company by way of deed poll on 4 June 2002, being the Record Date. The Bonus Warrants shall be in one class in registered form and each Bonus Warrant will rank pari passu in all respects with each other. Assuming and based on the total number of 921,957,884 Rights Shares to be issued on the Record Date, Bonus Warrants in the amount of HK$47,019,852 will be issued pursuant to the Bonus Issue.

The Bonus Warrants represent direct obligations of the Company to holders of Bonus Warrants ("**Warrantholders**") as described in the Instrument and such holders are entitled to exercise the Subscription Rights as described in paragraph 1 below. Save as aforesaid, the Warrentholders do not have any rights to participate in any distributions and/or offers of further securities made by the Company. The following is a summary of the major provisions of the Instrument and of the principal terms and conditions of the Bonus Warrants set out on the Bonus Warrant certificates. Warrantholders will be entitled to the benefit of, be bound by, and be deemed to have notice of all such terms and conditions and of the provisions of the Instrument, copies of which will be available at the principal place of business for the time being of the Company in Hong Kong.

1. EXERCISE OF SUBSCRIPTION RIGHTS

(a) Each Warrantholder shall have, in respect of the Bonus Warrants of which he/she is the registered holder for the time being, rights ("**Subscription Rights**") which may be exercised in whole or in part, but not in respect of a fraction of a Share, at any time between 4 July 2002 (being the date when dealings in the Bonus Warrants on the Stock Exchange are expected to commence) and 30 June 2003 (both days inclusive) ("**Subscription Period**" and the date on which any of the Subscription Rights are duly exercised being called a "**Subscription Date**") to subscribe in cash the whole or part, in integral multiples of HK$0.17, of the amount stated on the certificate for such Bonus Warrants ("**Exercise Moneys**") which a Warrantholder is entitled to subscribe for Shares upon exercise of the Subscription Rights represented thereby, for fully-paid Shares at a price of HK$0.17 per Share, subject to adjustment as referred to below ("**Subscription Price**"). Any Subscription Rights which have not been exercised upon the expiry of the Subscription Period will lapse and thereupon the Bonus Warrants and the Bonus Warrant certificates will cease to be valid for any purpose whatsoever. References in this summary to "**Shares**" are to the Shares or any shares in the capital of the Company resulting from a sub-division, consolidation or re-classification of the Shares.

(b) Each Bonus Warrant certificate will contain a subscription form ("**Subscription Form**"). In order to exercise his/her Subscription Rights, a Warrantholder must complete and sign the Subscription Form and deliver the same and the Bonus Warrant certificate to the share registrar for the time being of the Company and such delivery shall constitute an irrevocable commitment by such Warrantholder to exercise such Subscription Rights, together with a remittance for the relevant portion of the Exercise Moneys, being the amount of the Subscription Price for the Shares in respect of which the Warrantholder is exercising his/her Subscription Rights. In each case, compliance must also be made with any exchange control, fiscal or other laws or regulations applicable for the time being.

(c) No fraction of a Share will be allotted but any balance representing fractions of the Exercise Moneys paid on exercise of the Subscription Rights represented by the Bonus Warrant certificate will be refunded by the Company to the Warrantholder, provided always that, if the Subscription Rights attaching to the Bonus Warrants represented by one or more Bonus Warrant certificates are exercised on the same Subscription Date by the same Warrantholder then, for the purpose of determining whether any (and if so, what) fraction of a Share arises, such Subscription Rights shall be aggregated; and regard shall be made, where applicable, to the provision of Clause 6(C) of the Instrument.

(d) As soon as practicable after the relevant allotment and issue of Shares (and in any event not later than 28 business days after the relevant Subscription Date) there will be issued free of charge to the Warrantholders to whom such allotment has been made upon his exercise of any Subscription Rights:

(i) certificate(s) for the relevant Shares in the name(s) of such Warrantholder(s);

(ii) (if applicable) a balancing Bonus Warrant certificate in registered form in the name(s) of such Warrantholder(s) in respect of any Subscription Rights represented by the relevant Bonus Warrant certificate(s) remaining unexercised; and

(iii) (if applicable) a cheque representing fractions of the Exercise Moneys in respect of the Warrantholder's fractional entitlement to Shares as mentioned in sub-paragraph (c) above.

The certificate(s) for Shares arising on the exercise of Subscription Rights, the balancing Bonus Warrant certificate (if any) and the cheque in respect of fractions of the Exercise Moneys in respect of the Warrantholder's fractional entitlement to Shares (if any) will be sent by ordinary post at the risk of the said Warrantholder(s) to the address of such Warrantholder(s) (or, in the case of a joint holding, to that one of the joint Warrantholders whose name stands first in the register of Warrantholders). If the Company agrees, such certificate(s) and cheque may, by prior arrangement, be retained by the share registrar for the time being of the Company to await collection by the relevant Warrantholder(s).

2. ADJUSTMENTS OF SUBSCRIPTION PRICE

The Instrument contains detailed provisions relating to the adjustment of the Subscription Price. The following is a summary of, and is subject to, the relevant provisions of the Instrument:

(a) The Subscription Price shall (except as mentioned in sub-paragraphs (b) and (c) below) be adjusted as provided in the Instrument in each of the following cases (but shall however not be adjusted below the nominal value of the Shares until the Subscription Right Reserve (as defined in the Instrument) is maintained pursuant to Clause 6 of the Instrument):

(i) an alteration of the nominal amount of each Share by reason of any consolidation, subdivision or reclassification;

(ii) an issue (other than pursuant to a scrip dividend scheme in lieu of a cash dividend) by the Company of Shares credited as fully paid by way of capitalisation of profits or reserves (including any share premium account or contributed surplus account);

(iii) a capital distribution (as defined in the Instrument) being made by the Company, whether on a reduction of capital or otherwise, except pursuant to a purchase by the Company of Shares, to Shareholders (in their capacity as such);

(iv) a grant by the Company to Shareholders (in their capacity as such) of rights to acquire for cash assets of the Company or any of its subsidiaries;

(v) an offer of new Shares for subscription by way of rights, or a grant of options or warrants to subscribe new Shares, at a price which is less than 90% of the market price (calculated as provided in the Instrument) being made by the Company to existing Shareholders (in their capacity as such);

(vi) an issue wholly for cash being made by the Company or other company of securities convertible into or exchangeable for or carrying rights of subscription for new Shares, if in any case the total Effective Consideration per new Share (as defined in the Instrument) is less than 90%. of the market price (calculated as provided in the Instrument), or the conversion, exchange or subscription rights of any such issue are altered so that the said total Effective Consideration is less than 90% of such market price;

(vii) an issue of Shares being made wholly for cash at a price less than 90% of the market price (calculated as provided in the Instrument); and

(viii) a repurchase by the Company of Shares or securities convertible into Shares or any rights to subscribe Shares in circumstances where the Directors consider that it may be appropriate to make an adjustment to the Subscription Price.

(b) Except as mentioned in sub-paragraph (c) below, no such adjustment as is referred to in sub-paragraph (a) above shall be made in respect of:

(i) an issue of fully-paid Shares upon the exercise of any conversion rights attaching to securities convertible into Shares upon the exercise of any rights (including the Subscription Rights) to acquire Shares;

(ii) an issue by the Company of Shares or by the Company or any of its subsidiaries of securities wholly or partly convertible into or carrying rights to acquire Shares, in any such case in consideration or part consideration for the acquisition of any other securities, assets or business;

(iii) an issue of fully-paid Shares by way of capitalisation of all or part of the Subscription Right Reserve (as defined in the Instrument) (or other profit reserves) to be established in certain circumstances pursuant to the terms and conditions contained in the Instrument (or any similar reserve which has been or may be established pursuant to the terms of issue of any other securities wholly or partly convertible into or rights to acquire Shares);

(iv) an issue of Shares pursuant to a scrip dividend scheme in lieu of a cash dividend where an amount of not less than the nominal amount of the Shares so issued is capitalised and the market value (calculated as provided in the Instrument) of such Shares is not more than 110% of the amount of dividend which holders of Shares could elect to or would otherwise receive in cash; or

(v) an issue by the Company of Shares or by the Company or any of its subsidiaries of securities convertible into or exchangeable for, or carrying rights of subscription for, Shares pursuant to a Share Option Scheme (as defined in the Instrument).

(c) Notwithstanding the provisions referred to in sub-paragraphs (a) and (b) above, in any circumstances where the Directors shall consider that an adjustment to the Subscription Price provided for under the said provisions should not be made or should be calculated on a different basis or that an adjustment to the Subscription Price should be made notwithstanding that no such adjustment is required under the said provisions or that an adjustment should take effect on a different date or with a different time from that provided for under the said provisions, the Company may appoint either the Auditors (as defined in the Instrument) or the approved merchant bank (as defined in the Instrument) to consider whether for any reason whatever the adjustment to be made (or the absence of adjustment) would or might not fairly and appropriately reflect the relative interests of the persons affected thereby and, if the Auditors or the approved merchant bank shall consider this to be the case, the adjustment shall be modified or nullified, or an adjustment made instead of no adjustment, in such manner (including, without limitation, making an adjustment calculated on a different basis) and/or such adjustment shall take effect from such other day and/or time as shall be certified by the Auditors or the approved merchant bank (as the case may be) to be in its opinion, appropriate.

(d) Any adjustment to the Subscription Price shall be made to the nearest one cent (HK$0.005 being rounded up). No adjustment shall be made to the Subscription Price in any case in which the amount by which the same would be reduced would be less than one cent and any adjustment which would otherwise then be required shall not be carried forward. No adjustment shall be made (except on a consolidation of Shares into shares of a larger nominal amount each or upon a repurchase of Shares) which would increase the Subscription Price.

(e) Every adjustment to the Subscription Price shall be certified to be fair and appropriate by the Auditors (as defined in the Instrument) or the approved merchant bank (as defined in the Instrument) and notice of each such adjustment (giving the relevant particulars) shall be given to the Warrantholders. In giving any certificate or making any adjustment under the Instrument, the Auditors or the approved merchant bank shall be deemed to be acting as experts and not as arbitrators and in the absence of manifest error, their decision shall be conclusive and binding on the Company and the Warrantholders and all persons claiming through or under them respectively. Any such certificates of the Auditors or the approved merchant bank will be available for inspection by Warrantholders at the principal place of business of the Company in Hong Kong, where copies may be obtained.

3. REGISTERED WARRANTS

The Bonus Warrants are issued in registered form. The Company shall be entitled to treat the registered holder of any Bonus Warrant as the absolute owner thereof and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by law, be bound to recognise any equitable or other claim to or interest in such Bonus Warrant on the part of any other person, whether or not it shall have express or other notice thereof.

4. TRANSFER, TRANSMISSION AND REGISTER

(a) The Subscription Rights conferred by the Bonus Warrants shall be transferable in integral multiples of HK$0.17 by instrument of transfer in any usual or common form or such other form as may be approved by the Directors or, where the transferor and/or the transferee is HKSCC Nominees Limited or its successor thereto, by an instrument of transfer executed under the hand of the authorised person(s) or by machine imprinted signature(s). The Company shall accordingly maintain a register of Warrantholders in Hong Kong (or in such other place as the Directors consider appropriate, having regard to applicable rules governing the listing of Bonus Warrants). The Instrument contains provisions relating to the transfer, transmission and registration of the Bonus Warrants.

(b) Persons who own the Bonus Warrants and have not registered the Bonus Warrants in their own names and wish to exercise the Subscription Rights may incur additional costs and expenses in connection with any expedited re-registration of the Bonus Warrants prior to the transfer or exercise of the Bonus Warrants, in particular during the period commencing 10 business days prior to and including the last day of the Subscription Period.

(c) Since the Bonus Warrants will be admitted to CCASS, so far as applicable laws or regulations of relevant regulatory authorities, terms of the Instrument and circumstances permit, the Company may determine the last dealing day of the Bonus Warrants to be a date at least three dealing days before the last day of the Subscription Period.

5. CLOSURE OF REGISTER OF WARRANTHOLDERS

The registration of transfers of Bonus Warrants may be suspended and the register of Warrantholders may be closed for such period as the Directors may from time to time direct, provided that the same shall not be closed, or registration may not be suspended, for a period, or for periods together, of more than 30 days in any one year. Any transfer, or exercise of the Subscription Rights attached to the Bonus Warrants made while the register of Warrantholders is so closed shall, as between the Company and the person claiming under the relevant transfer of Bonus Warrants or, as the case may be, as between the Company and the Warrantholder who have so exercised their respective Subscription Rights attached to their Bonus Warrants (but not otherwise), be considered as made immediately after the reopening of the register of Warrantholders.

6. PURCHASE AND CANCELLATION

The Company or any of its subsidiaries may at any time purchase the Bonus Warrants:

(a) in the open market or by tender (available to all Warrantholders alike) at any price; or

(b) by private treaty at a price, exclusive of expenses, not exceeding 110% of the closing price of the Bonus Warrants for one or more board lots of Bonus Warrants on the last day on which Bonus Warrants were traded on the Stock Exchange prior to the date of purchase thereof, but not otherwise.

All Bonus Warrants purchased as aforesaid shall be cancelled forthwith and may not be reissued or re-sold.

7. MEETINGS OF WARRANTHOLDERS AND MODIFICATION OF RIGHTS

(a) The Instrument contains provisions for convening meetings of Warrantholders to consider any matter affecting the interests of Warrantholders, including the modification by Special Resolution (as defined in the Instrument) of the provisions of the Instrument and/or of the terms and conditions endorsed on the Bonus Warrant certificates. A Special Resolution duly passed at any such meeting shall be binding on the Warrantholders, whether present or not.

(b) All or any of the rights for the time being attached to the Bonus Warrants (including any of the provisions of the Instrument) may from time to time (whether or not the Company is being wound up) be altered or abrogated (including, but without prejudice to the generality thereof, by waiving compliance with, or by waiving or authorising any past or proposed breach of, any of the terms and conditions endorsed on the Bonus Warrant certificates and/or the Instrument) and the prior sanction of a Special Resolution shall be necessary and sufficient to effect such alteration or abrogation.

(c) Where the Warrantholder is a recognised clearing house (within the meaning of the Securities and Futures (Clearing Houses) Ordinance (Chapter 420 of the Laws of Hong Kong)) or its nominee(s), it may authorise such person or persons as it thinks fit to act as its representative (or representatives) or proxy (or proxies) at any Warrantholders' meeting provided that, if more than one person is so authorised, the authorisation or proxy form must specify the number of Bonus Warrants in respect of which each such person is so authorised. The person(s) so authorised shall be entitled to exercise the same power on behalf of the recognised clearing house as that recognised clearing house or its nominee(s) could exercises as if such person were an individual Warrantholder.

8. QUORUM

The quorum of a meeting of Warrantholders shall be two or more Warrantholders, present in person or by proxy, representing in aggregate not less than 10% in value of the Subscription Rights for the time being outstanding and exercisable and no business (other than the choosing of a chairman) shall be transacted at any meeting unless the requisite quorum be present at the commencement of business.

9. REPLACEMENT OF WARRANT CERTIFICATES

If a Bonus Warrant certificate is mutilated, defaced, lost or destroyed, it may, at the discretion of the Company, be replaced at the office of the Registrar on payment of such costs as may be incurred in connection therewith and on such terms as to evidence, indemnity and/or security as the Company may require and on payment of such fee not exceeding HK$2.50 (or such higher fee as may from time to time be permitted under the rules prescribed by the Stock Exchange) as the Company may determine. Mutilated or defaced Bonus Warrant certificates must be surrendered before replacements will be issued.

In the case of lost Warrant certificates, Section 71A of the Company Ordinance (Chapter 32 of the Laws of Hong Kong) shall apply as if "shares" referred to therein included Warrants.

10. PROTECTION OF SUBSCRIPTION RIGHTS

The Instrument contains certain undertakings by and restrictions on the Company designed to protect the Subscription Rights.

11. CALL

If at any time the amount of the Bonus Warrants outstanding is equal to or less than 10% of the total amount of the Subscription Rights attached to the Bonus Warrants, the Company may, on giving not less than three months' notice, require Warrantholders either to exercise their Subscription Rights or to allow the Bonus Warrants to lapse. On expiry of such notice, all unexercised Bonus Warrants will be automatically cancelled without compensation to Warrantholders.

12. ISSUE OF FURTHER WARRANTS

The Company shall be at liberty to issue further warrants or other securities convertible into, exchangeable for, or carrying rights to subscribe for Shares in such manner and on such terms as it sees fit.

13. UNDERTAKINGS BY THE COMPANY

The Company has undertaken in the Instrument, inter alia, that so long as any of the Subscription Rights remain exercisable:

(a) upon the exercise of any of the Subscription Rights it shall within 28 business days after the relevant Subscription Date allot and issue the Shares falling to be issued upon such exercise which shall rank pari passu in all respects with Shares in issue on the relevant Subscription Date and shall accordingly entitle the holders to participate in all dividends or other distributions declared, paid or made after the relevant Subscription Date other than any dividend or other distribution previously declared or recommended or resolved to be paid or made if the record date therefor shall be on or before the relevant Subscription Date;

(b) it will send to each Warrantholder at the same time as the same are sent to the holders of Shares, its audited accounts and all other notices, reports and communications despatched by it to the holders of the Shares generally;

(c) it shall pay all stamp and capital duties, registration fees or similar charges in respect of the execution of this Instrument, the creation and issue of the Bonus Warrants in registered form, the exercise of the Subscription Rights and the issue of Shares upon exercise of the Subscription Rights; and

(d) it shall keep available for issue sufficient Ordinary Capital (as defined in the Instrument) to satisfy in full all rights of subscription for and conversion into Shares for the time being outstanding.

14. LISTING

So long as the Shares remain listed on the Stock Exchange, the Company shall use its best endeavours to procure that:

(a) at all times during the Subscription Period, the Bonus Warrants may be dealt in, on the Stock Exchange (save that such obligation will lapse in the event that the listing of the Bonus Warrants on the Stock Exchange is withdrawn following an offer for all or any of the Bonus Warrants); and

(b) all Shares allotted upon exercise of the Subscription Rights may, upon allotment or as soon as reasonably practicable thereafter, be dealt in, on the Stock Exchange (save that such obligation will lapse in the event that the listing of the Shares on the Stock Exchange is withdrawn following an offer for all or any of the Shares where a like offer is extended to holders of the Bonus Warrants).

15. OVERSEAS WARRANTHOLDERS

The Instrument contains provisions giving certain discretion to the Directors in the case of any Warrantholder who has a registered address in any territory other than Hong Kong where, in the opinion of the Directors, the issue of Shares upon exercise of any of the Subscription Rights represented by any Bonus Warrants held by such Warrantholder may be unlawful or impracticable.

16. RIGHTS OF WARRANTHOLDERS ON WINDING-UP

The Instrument contains provisions relating to the winding-up of the Company to the effect that:

(a) in the event a notice is given by the Company to the Shareholders to convene a Shareholders' meeting for the purposes of considering, and if thought fit approving, a resolution to voluntarily wind-up the Company, the Company shall forthwith give notice thereof to each Warrantholder and thereupon, every Warrantholder shall be entitled by irrevocable surrender of his/her Bonus Warrant certificate(s) to the Company (such surrender to occur not later than two (2) business days prior to the proposed shareholders' meeting referred to above) with the Subscription Form(s) duly completed, together with payment of the Exercise Moneys (or the relative portion thereof), to exercise the Subscription Rights represented by such Bonus Warrant certificate(s) and the Company shall as soon as possible and in any event no later than the day immediately prior to the date of the proposed shareholders' meeting allot such number of Shares to the Warrantholder which fall to be issued pursuant to the exercise of the Subscription Rights represented by such Bonus Warrant certificate(s) to the extent specified in the Subscription Form(s); and

(b) if an effective resolution is passed during the Subscription Period for the voluntary winding-up of the Company for the purpose of reconstruction or amalgamation pursuant to a scheme of arrangement to which the Warrantholders, or some persons designated by them for such purpose by Special Resolution (as defined in the Instrument), shall be a party, or in conjunction with which a proposal is made to the Warrantholders and is approved by Special Resolution, the terms of such scheme of arrangement or (as the case may be) proposal shall be binding on all the Warrantholders.

Subject to the foregoing, if the Company is wound up, all Subscription Rights which have not been exercised at the commencement of winding up shall lapse and Bonus Warrant certificates will cease to be valid for any purpose.

17. NOTICES

The Instrument contains provisions relating to notices to be given to Warrantholders.

Every Warrantholder shall register with the Company an address in Hong Kong to which notices to be given to such Warrantholder are to be sent.

18. GOVERNING LAW

The Instrument and the Bonus Warrants are governed by and shall be construed in accordance with the laws of Hong Kong.

INTRODUCTION

The Listing Rules permit companies with primary listing on the Stock Exchange to repurchase their own securities, subject to certain restrictions as set out in Rules 10.05 and 10.06 of the Listing Rules, on the Stock Exchange. At the EGM, notice of which is set out on pages 184 to 188 of this circular, an ordinary resolution will be proposed to grant to the Directors authority to repurchase Shares up to 10% of the issued share capital of the Company immediately after completion of the Rights Issue and up to 10% of the total number of Bonus Warrants in issue immediately after completion of the Rights Issue and the Bonus Issue or if the Rights Issue is not completed, on the date of the passing of the Repurchase Mandate. The existing general mandate granted to the Directors to repurchase Shares pursuant to the ordinary resolution set out in paragraph 5 of the notice convening an extraordinary general meeting dated 18 June 2001 shall be revoked upon the passing of the resolution granting the Repurchase Mandate.

The Repurchase Mandate will, if granted, remain in effect until the earliest of (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the law or by the articles of association of the Company; and (iii) its revocation or variation by an ordinary resolution of the Shareholders in general meeting.

The information set out below serves as the explanatory statement in relation to the Repurchase Mandate as required under Rule 10.06(1)(b) of the Listing Rules to provide the Shareholders with all the information reasonably necessary for them to make an informed decision on whether to vote for or against the ordinary resolution approving the Repurchase Mandate and constitutes the memorandum of the terms of the proposed repurchases required under section 498A of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong).

SHARE CAPITAL OUTSTANDING

As at the Latest Practicable Date, the aggregate nominal amount of the issued share capital of the Company was HK$46,097,894.20 comprising 460,978,942 Shares and there were outstanding share options granted under the share option scheme of the Company adopted on 20 July 1992 entitling holders thereof to subscribe for an aggregate of 376,750 Shares. As at the Latest Practicable Date, no warrants were in issue. Immediately upon the issue and allotment of the Rights Shares and the Bonus Warrants, the aggregate nominal amount of the issued share capital of the Company will be HK$138,293,682.60 comprising 1,382,936,826 Shares and 276,587,365 Bonus Warrants.

On the basis that none of the outstanding share options are exercised prior to the date of the EGM and no further Shares are issued or repurchased prior to the EGM, and subject to the passing of the relevant ordinary resolution approving the Repurchase Mandate, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 138,293,682 Shares, being 10% of the issued share capital of the Company immediately after completion of the Rights Issue.

On the basis that none of the outstanding share options are exercised prior to the date of the EGM and no further Shares are issued or repurchased prior to the EGM, and subject to the passing of the relevant ordinary resolution approving the Repurchase Mandate, the Company would be allowed under the Repurchase Mandate to repurchase a maximum of 27,658,736 Bonus Warrants, being 10% of the total number of the Bonus Warrants in issue immediately after completion of the Rights Issue.

REASON FOR REPURCHASES

The Directors currently have no intention of repurchasing securities of the Company. However, the Directors believe that it is in the best interests of the Company and the Shareholders to have a general authority from the Shareholders to enable the Directors to repurchase the securities on the market at appropriate times. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings per Share and will only be made when the Directors believe that such repurchases will benefit the Company and the Shareholders.

FUNDING OF REPURCHASES

In repurchasing securities, the Company may only apply funds legally available for such purpose in accordance with its memorandum and articles of association and the applicable laws of Hong Kong.

It is envisaged that the funds required for any repurchase would be derived from the capital paid up on the Shares being repurchased and from the distributable profits of the Company.

The exercise of the Repurchase Mandate in full will not have a material adverse impact on the working capital or gearing position of the Company as compared with that disclosed in its most recent published audited accounts as at 31 December 2001 contained in its annual report.

Should there be a change on the working capital or gearing position of the Company if the Repurchase Mandate is exercised in full, the Directors do not propose to exercise the Repurchase Mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital of the Company or the gearing level (as compared with the position disclosed in its most recent published audited accounts as at 31 December 2001) which in the opinion of the Directors are from time to time appropriate for the Company.

DISCLOSURE OF INTEREST

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of his respective associates, has a present intention to sell securities to the Company if the Repurchase Mandate is approved by the Shareholders.

No connected person (as defined in the Listing Rules) of the Company has notified the Company that he/she has a present intention to sell securities to the Company, or has undertaken not to do so, in the event that the Company is authorised to make repurchases of its own securities.

UNDERTAKING OF THE DIRECTORS

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE REPURCHASES MADE BY THE COMPANY

Neither the Company nor any of its subsidiaries had purchased any Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

SHARE PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date were as follows:

	per Share	
	Highest	**Lowest**
	HK$	*HK$*
2001		
May	1.200A	0.770A
June	1.020A	0.840A
July	1.000A	0.810A
August	0.950A	0.600A
September	0.630	0.350
October	0.450	0.380
November	0.440	0.300
December	0.430	0.330
2002		
January	0.425	0.345
February	0.420	0.360
March	0.410	0.250
April	0.310	0.250

Note: A – Adjusted for Share consolidation 10 to 1 with effect from 10 August 2001.

GENERAL

If, as a result of a securities repurchase a shareholder's proportionate interest in the voting rights of the repurchasing company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. As a result, a Shareholder or a group of Shareholders, acting in concert with each other could, depending on the level of increase of the Shareholders' interest, obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, each of (a) Paul Y. - ITC Construction Holdings Limited and its subsidiaries ("Paul Y. Group") and (b) Hanny Holdings Limited and its subsidiaries ("Hanny Group") held 80,440,000 Shares, representing approximately 17.45% of the existing issued share capital of the Company. In the event that the Directors exercised in full the power to repurchase Shares in accordance with the terms of Repurchase Mandate, each of the shareholding of Paul Y. Group and Hanny Group in the Company would be increased to approximately 19.39% of the issued share capital of the Company. As a result, Paul Y. Group and Hanny Group would be required under the Takeovers Code to make a mandatory offer for all the outstanding Shares pursuant to such increase.

The Directors have no intention to exercise the Repurchase Mandate to such an extent that will result in a requirement of a Shareholder, or group of Shareholders acting in concert, to make a general offer under the Takeovers Code.

Assuming no Share Options are exercised before the Record Date, upon completion of the Rights Issue, each of (a) Paul Y. Group and (b) Hanny Group held 541,418,942 Shares, representing approximately 39.15% of the then existing issued share capital of the Company. In the event that the Directors exercised in full the power to repurchase Shares in accordance with the terms of the Repurchase mandate, each of the shareholding of Paul Y. Group and Hanny Group in the Company would be increased to approximately 43.5% of the then existing issued share capital of the Company. As a result, Paul Y. Group and Hanny Group are not required under the Takeovers Code to make a mandatory offer for all the outstanding Shares pursuant to such increase.

Any purchase of Shares which results in the amount of Shares held by the public being reduced to less than 25% could only be implemented with the agreement of the Stock Exchange. Except in extraordinary circumstances, such agreement would not normally be given by the Stock Exchange.

It is the intention of Paul Y. Group and Hanny Group and parties acting in concert with them to maintain the listing of the Company. Accordingly, the Company, the Substantial Shareholders and their respective directors have joint and severally undertaken to the Stock Exchange that the Company and the Substantial Shareholders will take appropriate steps, to ensure not less than 25% of the Shares are held by the public at all times in compliance with the minimum public float requirement of the Listing Rules.

MARKET PRICES

The table below shows the closing prices of the Shares as recorded on the Stock Exchange on (i) the last day on which dealings took place in each of the six months immediately preceding the date of the Announcement; (ii) 8 March 2002, being the last day preceding the day on which trading in the Shares was suspended pending the issue of the Announcement; and (iii) the Latest Practicable Date.

Date	**Share price** *HK$*
31 August 2001	0.650
28 September 2001	0.450
31 October 2001	0.415
30 November 2001	0.385
31 December 2001	0.400
30 January 2002	0.390
28 February 2002	0.410
8 March 2002	0.390
Latest Practicable Date	0.320

The highest and lowest closing prices of the Shares as recorded on the Stock Exchange during the period between 7 September 2001, being the date six months prior to the day trading in the Shares was suspended pending the issue of the Announcement, and ending on the Latest Practicable Date were HK$0.65 on 31 August 2001 and HK$0.25 on 15 March 2002 and 25 April 2002 respectively.

DISCLOSURE OF INTERESTS

As at the Latest Practicable Date, the interests of the Directors and chief executive of the Company and their associated corporations in the Shares within the meaning of the SDI Ordinance which have been notified to the Company and the Stock Exchange pursuant to section 28 of the SDI Ordinance (including interests which they are deemed or taken to have under section 31 of, or Part I of the Schedule to, the SDI Ordinance) or which are required pursuant to section 29 of the SDI Ordinance to be entered in the register referred to therein, or which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies contained in the Listing Rules, were as follows:

		Number of Shares	
	Personal Interests	**Family Interests**	**Corporate Interests**
Chan Kwok Keung, Charles *(Note)*	–	–	80,440,000
Lien Kait Long	632	–	–

Note: Dr. Chan Kwok Keung, Charles ("Dr. Chan") is deemed to be interested in 80,440,000 Shares held by Calisan by virtue of his interest in Chinaview International Limited ("Chinaview"). Dr. Chan owns the entire interest of Chinaview which in turn owns the entire interest in Galaxyway Investments Limited ("Galaxyway"). Galaxyway owns more than one-third of the entire issued ordinary share capital of ITC Corporation Limited ("ITC"). ITC owns

the entire interest of ITC Investment Holdings Limited ("ITC Investment"). ITC Investment owns the entire interest in Hollyfield Group Limited ("Hollyfield"). Hollyfield owns more than one-third of the entire issued share capital of Paul Y. – ITC Construction Holdings Limited ("Paul Y."). Paul Y. owns the entire interest of Paul Y. – ITC Construction Holdings (B.V.I.) Limited ("PYBVI") which in turn owns the entire interest in Paul Y. – ITC Investments Group Limited ("PYITCIG"). PYITCIG owns the entire interest of Great Decision Limited ("GDL") which in turn owns the entire interest in Calisan. Accordingly, GDL, PYITCIG, PYBVI, Paul Y., Hollyfield, ITC Investment, ITC, Galaxyway, Chinaview and Dr. Chan are deemed to be interested in 80,440,000 Shares which are held by Calisan.

Save for Dr. Chan Kwok Keung, Charles, who is deemed to subscribe for the Rights Shares through Calisan, Mr. Lien Kai Long indicated that he will subscribe for the Rights Shares.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had, or was taken or deemed to have under section 28 of the SDI Ordinance or under section 31 of, or Part I of the Schedule to, the SDI Ordinance, any interests in the Shares or Share Options of the Company or any of its associated corporations, within the meaning of the SDI Ordinance which is required to be notified, or which is required to be entered in the register kept by the Company pursuant to section 29 of the SDI Ordinance or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies of the Listing Rules.

Save as disclosed above:

(i) none of the Directors nor experts named under the section headed "Expert(s)" has any direct or indirect interest in any assets which have been, since 31 December 2001, being the date to which the latest published audited accounts of the Group were made up, acquired or disposed of by, or leased to the Company or any of its subsidiaries, or are proposed to be acquired or disposed of by, or leased to, the Company or any of its subsidiaries; and

(ii) no Director is materially interested in any contract or arrangement entered into by the Company or any of its subsidiaries which contract or arrangement is subsisting at the date of this circular and which is significant in relation to the business of the Group.

SUBSTANTIAL SHAREHOLDERS

As at the Latest Practicable Date, so far as was known to any Director or chief executive of the Company, each person, other than the Directors or chief executive of the Company, who is, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying voting rights to vote in all circumstances at general meetings of the Company is as follows:

Name	No. of Shares	Approximate % of issued share capital
Well Orient *(Note)*	80,440,000	17.45%
Powervote Technology Limited *(Note)*	80,440,000	17.45%
Hanny Magnetics (B.V.I.) Limited *(Note)*	80,440,000	17.45%
Hanny Holdings Limited *(Note)*	80,440,000	17.45%

Note: Well Orient is wholly owned by Powervote Technology Limited ("PTL") which is in turn wholly owned by Hanny Magnetics (B.V.I.) Limited ("Hanny Magnetics"). Hanny Magnetics is wholly owned by Hanny Holdings Limited ("Hanny"). PTL, Hanny Magnetics and Hanny were deemed to be interested in 80,440,000 Shares which were held by Well Orient.

Save as disclosed above, so far as was known to any Director, there was no person who, as at the Latest Practicable Date, was directly or indirectly interested in 10% or more of the issued share capital or of any options in respect of such capital of the Company.

As at the Latest Practicable Date, so far as was known to any Director or chief executive of the Company, no person (not being a Director or chief executive of the Company), other than those whose interests are set out below, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any member of the Group (other than the Company) or held any options in respect of any such capital:

	% of interest in share capital held by:		
Name of subsidiary	**The Group**	**Other shareholder(s)**	**Name of other shareholder(s)**
釣魚台國際投資咨詢有限公司 (Beijing Diaoyutai International Investment Consultancy Company Limited)	60	40	釣魚台經濟發展公司 (Diaoyutai Economic Development Corporation)
Best Glory Limited	70	30 *(Note b)*	Chips Plus Development Incorporated
中通訊網絡技術服務有限公司 (China Net Technical Co., Limited)	60	40	中國通信建設總公司 (China IT Development Corporation)
China Telecom International Limited	51	49	China Telecom Investment Corporation
大寨中策水泥股份有限公司 (Dazhai CSI Cement Co., Ltd)	51	49	大寨經濟開發總公司 (Dazhai Economic Development Corporation)
Dionysus Investments Limited	70	30 *(Note b)*	Chips Plus Development Incorporated
雙喜輪胎工業股份有限公司 (Double Happiness Tyre Industries Corporation Limited)	55 *(Note a)*	45	太原橡膠廠 (Taiyuan Rubber Factory)
Earnfull Industrial Limited	90	10	Wang Ming Jian
Exburg Limited	70	30 *(Note b)*	Chips Plus Development Incorporated

Name of subsidiary	% of interest in share capital held by: The Group	Other shareholder(s)	Name of other shareholder(s)
Gladly Development Limited	70	30 *(Note b)*	Chips Plus Development Incorporated
Goldsmith Assets Limited	70	30 *(Note b)*	Chips Plus Development Incorporated
廣州江南房產有限公司 (Guang Zhou Jiang Nan Property Co., Ltd.)	75	25	廣州市海珠區城市建設開發公司 (Guangzhou Haizhu City Construction Development Co.)
杭州富春江化工有限公司 (Hangzhou Fu Chun Jiang Chemical Industrial Co., Ltd.)	51	49	富陽市工業集團公司 (Fu Yang Shi Industrial Group Co.)
杭州中策橡膠有限公司 (Hangzhou Zhongce Rubber Co., Ltd.)	51 *(Note a)*	49	杭州橡膠總廠 (Hangzhou Rubber Factory)
Holburn Properties Limited	70	30 *(Note b)*	Chips Plus Development Incorporated
惠州燦榮房產有限公司 (Huizhou Best Glory Property Ltd.)	70	30 *(Note b)*	Chips Plus Development Incorporated
惠州澤利房產有限公司 (Huizhou Gladly Property Ltd.)	70	30 *(Note b)*	Chips Plus Development Incorporated
惠州緯通房產有限公司 (Huizhou World Express Property Ltd.)	70	30 *(Note b)*	Chips Plus Development Incorporated
MBK China Strategic Limited	60	40	Mitsui & Co., Limited
Nice Home Properties Limited	78	22	Sung Chai
寧波中華太豐食品股份有限公司 (Ningbo Zhongce Taifeng Food Co., Ltd)	51	49	中國寧波太豐麵粉廠、寧波味精廠 (Ningbo Taifeng Flour & Mondodium Glutamate Factory)

Name of subsidiary	% of interest in share capital held by: The Group	Other shareholder(s)	Name of other shareholder(s)
Orion (B.V.I.) Tire Corporation	60 *(Note a)*	40	Coronada Holding Limited
Orion Tire Corporation	60 *(Note a)*	40	Coronada Holding Limited
Principal Diamond Limited	80	20	Wonder Wealth Limited
Ruby Uniforms Limited	90	10	Frederick Poon Chuan Ki
深圳龍城星源實業有限公司 (Shenzhen Longchen Xinyuan Industrial Co., Ltd.)	60	30 *(Note c)*	深圳華昱投資開發股份有限公司 (Shenzhen Huayu Investment & Development Co., Ltd.)
深圳經濟特區發展中心有限公司 (Shenzhen SEZ Development Centre Co., Ltd.)	86 *(Note d)*	10	深圳經濟特區發展(集團)公司 (Shenzhen Special Economic Zone Development (Group) Company)
World Express Limited	70	30 *(Note b)*	Chips Plus Development Incorporated
烟台中策橡膠有限公司 (Yantai C.S.I. Rubber Co., Ltd.)	77.77 *(Note a)*	15.93	烟台橡膠廠 (Yantai Rubber Factory)
		6.3	烟台昌盛橡膠輪胎有限公司 (Yantai Chang Sheng Rubber Tyre Co., Limited)
銀川中策(長城)橡膠有限公司 (Yinchuan C.S.I. (Greatwall) Rubber Co., Ltd.)	51 *(Note a)*	49	寧夏銀川橡膠廠 (Ningxia Yinchuan Rubber Manufacturing)
一拖(寧波)中策拖拉機汽車有限公司 (Yituo (Ningbo) C.S.I. Tractor & Automobile Co., Limited)	55	40	第一拖拉機股份有限公司 (Di Yi Tractor Corporation)

Notes:

a. These shareholdings are held by China Enterprises Limited ("CEL"), which operates in the PRC and its shares are listed on the New York Stock Exchange. The Group holds 55.2% effective equity interest and 88.8% effective voting interest in CEL.

b. Chips Plus Development Incorporated directly owns 30% interest in Dionysus Investments Limited which in turn directly owns 100% interest in Exburg Limited, Goldsmith Assets Limited and Holburn Properties Limited. Exburg Limited directly owns 100% interest in Gladly Development Limited which in turn directly owns 100% equity interest in Huizhou Gladly Property Ltd.. Goldsmith Assets Limited directly owns 100% interest in Best Glory Limited which in turn directly owns 100% equity interest in Huizhou Best Glory Property Ltd.. Holburn Properties Limited directly owns 100% interest in World Express Limited which in turn directly owns 100% equity interest in Huizhou World Express Property Ltd..

c. The remaining 10% interest in Shenzhen Longchen Xinyuan Industrial Co., Ltd. is held by two minority shareholders, the ultimate interests of which, so far as were known to the Directors and chief executive of the Company, were neither held by the Group nor the other substantial shareholder of Shenzhen Longchen Xinyuan Industrial Co., Ltd. One of the minority shareholders has agreed to dispose of its 5% equity interest in Shenzhen Longchen Xinyuan Industrial Co., Ltd. to Shenzhen Huayu Investment & Development Co., Ltd. Such transfer of interest is still in process.

d. The remaining 4% interest is indirectly held by minority shareholders through an intermediate holding company of Shenzhen SEZ Development Centre Co., Ltd., the ultimate interests of which, so far as were known to the Directors and chief executive of the Company, were neither held by the Group nor the other substantial shareholder of Shenzhen SEZ Development Centre Co., Ltd..

SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group, save for contracts expiring or terminable by the employer within one year without payment of compensation, other than statutory compensation.

There are no contracts entered into or commenced or amended in the past six months.

SECRETARY

The secretary of the Company is Chan Yan Yan, Jenny, Chartered Secretary.

LITIGATION

a. In August 1999, the architect of Paul Y. Plaza (formerly Jiangnan Centre) located in Guangzhou, the PRC initiated legal proceedings against Eventic Limited ("Eventic"), an indirect non-wholly owned subsidiary of the Company, in respect of a claim for payment of service fees and other expenses of HK$0.6 million and HK$6.6 million respectively. Eventic engaged the architect for architectural services in respect of Paul Y. Plaza.

   Eventic has vigorously defended the claims and made a counterclaim for loss and damages suffered due to insufficient supervisory services provided by the architect.

   In view of the counterclaim made by Eventic, the architect amended its total claims to HK$7.7 million. As at the Latest Practicable Date, the proceedings are still ongoing and are at the stage of the exchange of documents. After taking into consideration the advice of the Group's legal counsel, the Directors consider the outcome of the proceedings will not have a material adverse financial effect on the Group.

b. In July 2001, 惠州緯通房產有限公司 (Huizhou World Express Property Ltd.) ("Huizhou World Express"), an indirect non-wholly owned subsidiary of the Company, initiated legal proceedings against the Huizhou Municipal Government of the Guangdong Province, the PRC, in its capacity as the guarantor of 惠州市嘉城集團有限公司 (Huizhou Jia Cheng Group Co., Ltd.) ("Huizhou Jia Cheng"), 港澳廣場總承包工程合同 (the main contractor for the construction of Hongkong Macau Square), under 履約確認書 (a guarantee letter) dated 7th September, 1994 executed by the Huizhou Municipal Government in favour of Huizhou World Express. The amount claimed by Huizhou World Express was approximately RMB243.6 million, being the construction costs of approximately RMB167.5 million paid by Huizhou World Express to Huizhou Jia Cheng together with the damages for the amount of approximately RMB76.1 million.

As at the Latest Practicable Date, Huizhou World Express is awaiting for the hearing of the case. At this stage, the outcome cannot be predicted with certainty. As the total construction costs of Hongkong Macau Square has already been written off, the Directors are of the opinion that there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

c. In November 2001, the purchasers (the "Purchasers") on certain properties of Hongkong Macau Square, Huizhou according to the pre-sale agreements dated 7 September 1994 initiated legal proceedings against Huizhou World Express for failure to hand over the properties of Hongkong Macau Square to the Purchasers. The amounts claimed by the Purchasers were approximately HK$76.6 million, being the pre-sale deposit together with damages of approximately RMB64.2 million and relevant legal expenses.

In January 2002, Huizhou World Express filed its defences alleging that in accordance with the terms of the above-mentioned agreements, any disputes between the contractual parties should be resolved by means of arbitration. As at the Latest Practicable Date, 廣東省惠州市中級人民法院 (the Intermediate People's Court of Huizhou, Guangdong Province) is still considering the cases. At this stage, the outcome cannot be predicted with certainty. It is the view of the Directors that, there is unlikely to be any material adverse financial impact on the Group in the event that the final judgement is not in favour of Huizhou World Express.

Save as disclosed above, as at the Latest Practicable Date, so far as the Directors are aware, neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration or claims of material importance and no litigation or claims of material importance is known to the Directors to be pending or threatened by or against any member of the Group.

EXPERTS

ICN, Platinum, Grant Sherman Appraisal Limited, RHL Appraised Limited and CB Richard Ellis Limited have given and have not withdrawn their respective written consents to the issue of this circular with the inclusion of their letter, report or certificate (as the case may be) and reference to their names in the form and context in which they appear.

ICN, Platinum, Grant Sherman Appraisal Limited, RHL Appraised Limited and CB Richard Ellis Limited have no shareholding in any member of the Group or right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

MATERIAL CONTRACTS

During the two years immediately preceding the date of 14 March 2002, date of the Announcement, the following contracts, not being contracts entered into in the ordinary course of business, have been entered into by the Group and are or may be material:

(a) an agreement dated 8 August 2000 entered into between the Company as purchaser and Paysoda Limited as vendor ("Paysoda") pursuant to which the Company agreed to acquire or procure its wholly owned subsidiary to acquire and Paysoda agreed to sell 41,783,750 shares of Kerry Group Limited, 5,130,970 shares of Kuok Brothers Sdn. Berhad, 8,490,560 shares of Kuok (Singapore) Limited and 1,000,000 shares of Ban Thong Company Limited at an aggregate consideration of HK$533 million. The agreement has become null and void and of no further effect since the condition set out thereunder was not fulfilled.

(b) an agreement dated 2 November 2000 entered into between Sing Pao Newspaper & Publications Limited as vendor and Optima Media Holding Limited ("Optima"), a 65% owned subsidiary of the Company at that time, as purchaser in relation to the acquisition of the publishing business under the name of Sing Pao Newspaper ("Sing Pao") for a consideration of HK$150,000,000. Completion of the transaction took place in December 2000;

(c) an agreement dated 17 November 2000 entered into between Simultronics Limited as vendor, Win Allied Holding Inc. as vendor, Chan Boon Ho, Peter as vendor, Gold Brilliant Limited ("Gold Brilliant"), a company owned as to 65% by the Company at that time as purchaser, Star East Holdings Limited ("SEH") as guarantor for the purchaser and the Company as guarantor for the purchaser in respect of the acquisition of approximately 38.65% of the entire issued share capital of Huey Tai International Limited ("Huey Tai") (now renamed Premium Land Limited with the stock code of 164) for a consideration of HK$133,060,984.32. Completion of the transaction took place in January 2001;

(d) an agreement dated 17 November 2000 entered into between Good Trend Enterprises Limited ("Good Trend"), a wholly owned subsidiary of the Company as vendor, Capital Deal Investments Limited ("Capital Deal") as vendor, Actiwater Resources Limited ("Actiwater Resources") as purchaser, the Company as guarantor for Good Trend, SEH as guarantor for Capital Deal and Huey Tai as guarantor for the purchaser in respect of the disposal of all the issued and outstanding shares of Optima together with all the issued and outstanding shares of two other wholly-owned subsidiaries of the Company, which are engaged in the magazine and media businesses respectively for a consideration of HK$110,000,000. Completion of the transaction took place in January 2001;

(e) a share purchase and option agreement dated 10 November 2000 entered into between Tung Fong Hung (Holdings) Limited ("TFH") (now renamed Hason Eastern (Holdings) Limited) which was and still is an independent third party and See Ying Limited ("See Ying"), a wholly owned subsidiary of the Company in respect of the acquisition of 49% interest in Tung Fong Hung Investment Limited ("TFH Investment") for a consideration of HK$44,100,000 with an option granted by TFH to See Ying to exercise a right to acquire the balance of the shareholdings, being 51% interest in TFH Investment, at the option price of HK$45,900,000 during a period of two years commencing on the date of such agreement. Completion of the transaction took place in January 2001;

(f) an agreement dated 18 May 2001 entered into between Good Trend as vendor, Capital Deal as vendor, the Company as guarantor for Good Trend, SEH as guarantor for Capital Deal, Upland Profits Limited ("Upland Profits") as purchaser and Capital Strategic Investment Limited ("CSI") as guarantor for purchaser in relation to the disposal of the entire issued share capital of Gold Brilliant, a holding company of Sing Pao Media ("Sing Pao Media") (formerly known as Huey Tai and now renamed as Premium Land Limited) and the assignment of the shareholder loans due from Gold Brilliant by Good Trend and Capital Deal to CSI for a consideration of HK$206,000,000. Completion of the transaction took place in July 2001;

(g) a disposal agreement dated 18 May 2001 entered into between Expert Solution Limited ("Expert Solution"), a 65% owned subsidiary of the Company, as purchaser, and Sing Pao Media as vendor, in relation to the disposal of the entire issued share capital of the shareholder loan to Actiwater Resources by Sing Pao Media to Expert Solution for a consideration of HK$110,000,000. Completion of the transaction took place in July 2001;

(h) an agreement dated 24 September 2001 entered into between Expert Solution as vendor and STAREASTnet.com Corporation ("STAREASTnet") (now renamed as Sing Pao Media Group Limited with the stock code of 8010) as purchaser in respect of the disposal of the entire issued share capital of and assignment of shareholder loan due from Actiwater Resources by Expert Solution to STAREASTnet for the consideration of HK$210 million. Completion of the transaction took place in December 2001;

(i) a subscription agreement dated 1 February 2002 entered into between Million Good Limited ("Million Good"), a wholly owned subsidiary of CEL, as subscriber, Ananda Wing On Travel (Holdings) Limited ("Ananda"), Chan Yeuk Wai and CEL as subscriber guarantor in respect of the subscription of 4,800,000,000 shares in Ananda at an initial subscription price of HK$0.027 per share by Million Good for a consideration of HK$129,600,000. CEL is a company owned as to 55.2% effective equity interest and 88.8% effective voting interest by the Company. Completion of the transaction took place in April 2002;

(j) a subscription agreement dated 1 February 2001 entered into between Ananda, CEL as subscriber and Hounslow Limited in respect of the subscription of convertible note in the amount of HK$120,000,000 attaching with conversion rights to convert the note into shares of Ananda at the conversion price of HK$0.032 per share by CEL. Completion of transaction took place in April 2002; and

(k) the Underwriting Agreements.

CORPORATE INFORMATION

Legal advisers	**Sidley Austin Brown & Wood** 49th Floor Bank of China Tower 1 Garden Road Central Hong Kong
Registered Office of the Company	8th Floor, Paul Y. Centre 51 Hung To Road, Kwun Tong Kowloon, Hong Kong
Company secretary	Chan Yan Yan, Jenny, Chartered Secretary
Authorised representatives	Lien Kait Long Chan Ling, Eva
Auditors	Deloitte Touche Tohmatsu *Certified Public Accountants* 26th Floor Wing On Centre 111 Connaught Road Central Hong Kong
Registrar office	Standard Registrars Limited 5th Floor, Wing On Centre 111 Connaught Road Central Hong Kong
Principal Bankers	Bank of China (Hong Kong) Limited

EXPENSES

The expenses in connection with the Rights Issue with the Bonus Issue and the Whitewash Waiver, including financial advisory fee, underwriting commission, printing, registration, translation, legal and accounting charges are estimated to amount to approximately HK$2.8 million and are payable by the Company.

DIRECTORS

Dr. Chan Kwok Keung, Charles of 33/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, aged 47, is the chairman and chief executive officer of the Company and the chairman of China Enterprises Limited ("China Enterprises"), a company whose shares are listed on the New York Stock Exchange. Dr. Chan holds an honorary degree of Doctor of Laws and a bachelor's degree in civil engineering and has over 22 years' international corporate management experience in the construction and property sectors as well as in strategic investments. Dr. Chan is also the chairman of ITC Corporation Limited ("ITC"), Paul Y. and Hanny, companies whose securities are listed on the Stock Exchange. He is also a non-executive director of Downer EDI Limited ("Downer"), a company whose shares are listed on the Australian Stock Exchange and an executive director of Ananda Wing On Travel (Holdings) Limited ("Ananda"), a company whose securities are listed on the Stock Exchange.

Mr. Yap, Allan of 7/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, aged 46, has over 20 years' experience in finance, investment and banking. He is the vice chairman of the Company and China Enterprises. He is the managing director of Hanny. He is an executive director of ITC and Ananda. Mr. Yap is also the chairman and chief executive officer of Burcon NutraScience Corporation ("Burcon"). Burcon is a publicly listed company in Canada.

Ms. Chau Mei Wah, Rosanna of 31/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, aged 47, is an executive Director. She has over 22 years' experience in accounting and finance. Ms. Chau holds a bachelor's degree and a master's degree in commerce and is a member of the Hong Kong Society of Accountants, CPA Australia and the Certified General Accountants' Association of Canada. She joined the Company in 2000. She is the managing director of ITC and an executive director of each of Paul Y., Star East Holdings Limited and China Land Group Limited ("China Land"), companies whose securities are listed on the Stock Exchange. She is also a director of Burcon.

Mr. Lien Kait Long of 8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, aged 54, is an executive Director. Mr. Lien holds a bachelor's degree in commerce and is a member of Institute of Certified Public Accountants of Singapore and CPA Australia. Mr. Lien joined the Company in 1998. He has over 31 years' experience in finance, accounting, investment and banking. He is a director of Australia Net.Com Limited, a company whose shares are listed on the Australian Stock Exchange and a non-executive director of China Development Corporation Limited ("China Development"), a company of which its shares are listed on the Stock Exchange.

Mr. Li Wa Kin of 8/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, aged 46, is an executive Director. Mr. Li joined the Company in July 1998. He is the President of the Greater China division of the Company. Mr. Li has more than 21 years' experience in international trade, investment and management. He is very familiar with PRC investment environment and legal system.

Mr. David Edwin Bussmann of 47 Conduit Road, Apartment 7A, Mid-Levels, Hong Kong, aged 48, was appointed as an independent non-executive Director in February 2000. Mr. Bussmann has more than 21 years' experience in the investment and finance field, and is very familiar with investment issues related to the PRC, as well as with sectors such as technology, real estate, and direct investments. He previously worked at Salomon Brothers, Citibank, Bank of America and Prudential Asia.

Ms. Choy Hok Man, Constance of 49/F., Bank of China Tower, 1 Garden Road, Central, Hong Kong, aged 41, was appointed as an independent non-executive Director in April 2001. She holds directorship in a number of listed companies in Hong Kong. She is a practising solicitor in Hong Kong and England and is a partner of Sidley Austin Brown & Wood, an international law firm.

Mr. Chan Kwok Hung of 27/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, aged 43, is an alternate Director to Dr. Chan Kwok Keung, Charles. He holds a diploma in arts and has over 18 years' experience in trading business in the PRC. Mr. Chan joined the Company in 2000. He is the chairman of China Land, an executive director of ITC and Hanny. Mr. Chan is the younger brother of Dr. Chan Kwok Keung, Charles, the chairman and chief executive officer of the Company.

Mr. Lui Siu Tsuen, Richard of 7/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, aged 46, is an alternate Director to Mr. Yap, Allan. He is a qualified accountant and worked for an international accounting firm for over 11 years and has previously held senior financial positions in both private and publicly listed companies. Mr. Lui joined the Company in 2001. He is the deputy managing director of Hanny. Mr. Lui is an executive director of Ananda and a non-executive director of China Development.

Mr. Lau Ko Yuen, Tom of 31/F., Paul Y. Centre, 51 Hung To Road, Kwun, Kowloon Tong, Hong Kong, aged 50, is an alternate Director to Ms. Chau Mei Wah, Rosanna. He has over 28 years' international corporate management experience in the construction industry. Mr. Lau joined the Company in 2000. He is the deputy chairman of ITC and Paul Y. and a director of New World CyberBase Limited, a company whose securities are listed on the Stock Exchange. Mr. Lau is also the chairman of Downer.

SENIOR MANAGEMENT

Mr. Chu Chin Lin, Simon of 8/F., Paul Y. Center, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, aged 36, is a vice president of the Greater China division of the Company. He studied China Europe International Business School MBA M. Engineer of S.J.S.M.I.T. at Taiwan and Marketing at Kingston College in Vancouver, Canada. He has over 9 years' experience in ISO system management, logistic management in the PRC. He is responsible for the management, business development and special project in the PRC. Mr. Chu joined the Company in 2000.

Ms. Chan Ling, Eva of 8/F., Paul Y. Center, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, aged 36, is the financial controller of the Company. She worked for international accounting firms in Hong Kong and Australia before she joined the Company in 1996. Ms. Chan is a member of the Institute of Chartered Accountants in Australia, a fellow member of the Association of Chartered Certified Accountants and also a certified public accountant in Hong Kong.

Ms. Law, Dorothy of 8/F., Paul Y. Center, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong, aged 32, is a director of China Enterprises, a subsidiary of the Company. She received her Bachelor of Commerce and Bachelor of Laws degrees from the University of British Columbia in Canada. Ms. Law is a barrister and solicitor licensed to practice law in British Columbia, Canada and has also been admitted as a solicitor of the High Court of Hong Kong. Ms. Law is also a director of Burcon NutraScience Corporation and corporate counsel of Hanny. She joined the Group in 2000.

DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the office of the Company at 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong up to and including 4 June 2002 and at the forthcoming EGM:

- the memoranda of association and articles of association/bye-laws of each of the Company, Hanny and Paul Y.;
- the Underwriting Agreements;
- letter from Platinum dated 10 May 2002;
- letter from the Independent Non-Executive Director dated 10 May 2002;
- the material contracts and the circular of the transactions referred to under the section headed "Material Contracts" in this appendix;
- the audited financial statements of the Group for the years ended 31st December, 2000 and 31st December, 2001;
- the letter and valuation certificate relating to the property interests of the Group prepared by Grant Sherman Appraisal Limited, RHL Appraisal Limited and CB Richard Ellis Limited, the text of which are set out in appendix III;
- the share option scheme adopted by the Company on 20 July 1992;
- written consents referred to under the section "Consents" in this appendix;
- the final draft instrument constituting the terms of the Bonus Warrants; and
- the disclosable transaction circular dated 4 March 2002 which have been issued since the date of the latest published audited account of 31 December 2001.

CONSENTS

ICN, Platinum, Grant Sherman Appraisal Limited, RHL Appraisal Limited and CB Richard Ellis Limited have given and have not withdrawn their respective written consents to the issue of this circular, with the inclusion herein of their letters and references to their names, in the form and context in which they respectively appear.

As at the Latest Practicable Date, none of ICN, Platinum, Grant Sherman Appraisal Limited, RHL Appraisal Limited and CB Richard Ellis Limited and any of their respective holding companies, or any of their respective subsidiaries was beneficially interested, directly or indirectly, in any Shares, and none of them had dealt for value in the Shares in the period from 8 March 2002 up to the Latest Practicable Date.

As at the Latest Practicable Date, none of ICN, any of their respective holding companies, or any of their respective subsidiaries was beneficially interested, directly or indirectly, in any Shares, and none of them had dealt for value in the Shares in the period from 13 September 2001 and up to the Latest Practicable Date.

GENERAL

No benefit (other than statutory compensation) will be given to any Director as compensation for loss of office in any member of the Group or otherwise in connection with the Rights Issue with the Bonus Issue and/or the Whitewash Waiver.

As at the Latest Practicable Date, there was no agreement or arrangement or understanding between any of the Substantial Shareholders or their concert parties, the Directors or recent Directors and Shareholders or recent Shareholders of the Company or any other person which is conditional upon or otherwise connected with the Rights Issue with the Bonus Issue and/or the Whitewash Waiver.

As at the Latest Practicable Date, there was no agreement, arrangement or understanding between the Substantial Shareholders and any other person for the transfer of the beneficial interest in Shares underwritten by the Substantial Shareholders under the Rights Issue with the Bonus Issue and/or the Whitewash Waiver.

The Substantial Shareholders have no intention to:

(i) discontinue the business of the Company; or

(ii) introduce any major changes to the business, including any redeployment of the fixed assets of the Company; or

(iii) discontinue the employment of the employees of the Company and of its subsidiaries.

There is no shareholding or dealing in Shares during the period from 13 September 2001 up to the Latest Practicable Date by companies owned or controlled by a subsidiary of the Company, by a pension fund of the Company or of a subsidiary of the Company or South China Capital Limited, the financial adviser of the Company, as specified in class (2) of the definition of associate in the Takeovers Code but excluding exempt principal trader.

The correspondence address of Calisan is 31st Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong and the registered office of Calisan is P.O. Box 71, Eragmuir Chambers, Road Town, Tortola, British Virgin Islands.

The correspondence and registered address of Well Orient is 7th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

The directors of Calisan are Ms. Chau Mei Wah, Rosanna, Mr. Chan Fut Yan and Mr. Lau Ko Yuen, Tom.

The directors of Well Orient are Mr. Yap, Allan and Mr. Lui Siu Tsuen, Richard.

The directors of Paul Y. are Dr. Chan Kwok Keung, Charles, Ms. Chau Mei Wah, Rosanna, Mr. Lau Ko Yuen, Tom, Mr. Chan Fut Yan, Mr. Cheung Hon Kit, Mr. Cheung Ting Kau, Vincent and Mr. Kwok Shiu Keung, Ernest.

The directors of Hanny are Dr. Chan Kwok Keung, Charles, Mr. Yap, Allan, Mr. Chan Kwok Hung, Mr. Cheung Kwok Wah, Ken, Mr. Lui Siu Tsuen, Richard, Mr. Fok Kin Ning, Canning, Mr. Yuen Tin Fan, Francis, Mr. Ip Tak Chuen, Edmond, Mr. Ma Si Hang, Frederick, Mr. Tsang Link Carl, Brian and Mr. Cheung Hon Kit.

Save as disclosed in the paragraph headed "Substantial Shareholders" of this appendix, the directors of Calisan and Well Orient and parties acting in concert with them do not have any shareholdings in the Company nor had dealt for value in Shares in the period from 13 September 2001 and up to the Latest Practicable Date.

Save as disclosed in the definition of "Calisan" and "Well Orient", the Company and its Directors do not have any shareholdings in Calisan or Well Orient nor had dealt for the value in Shares in the period from 13 September 2001 and up to the Latest Practicable Date.

The English text of this circular shall prevail over the Chinese text for the purpose of interpretation.

CHINA STRATEGIC HOLDINGS LIMITED

(Incorporated in Hong Kong with limited liability)

ORDINARY RESOLUTIONS

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of the shareholders of China Strategic Holdings Limited (the "**Company**") will be held at 7/F., Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong on Tuesday, 4 June 2002 at 10:00 a.m., Hong Kong, for the purpose of considering and, if thought fit, passing (with or without modifications) the resolutions set out below:

1. "**THAT**, subject to the fulfilment of the conditions in respect of the Rights Issue (as defined below) as set out in the circular dated 10 May 2002 ("**Circular**") a copy of which has been tabled at the meeting and initialled by the Chairman for the purpose of identification:

   (a) the issue by way of rights ("**Rights Issue**") of not less than 921,957,884 shares ("**Rights Shares**") of HK$0.10 each in the capital of the Company ("**Share**") to the holders of Shares whose names appear on the register of members of the Company at the close of business on 4 June 2002, in the proportion of two Rights Shares for every one Share then held at the subscription price of HK$0.15 per Rights Share and otherwise on the terms and subject to the conditions of the Rights Issue as set out in the Circular be and is hereby approved;

   (b) the issue of warrants in the amount of not less than HK$47,019,852 ("**Warrants**") which entitle the holder thereof to subscribe Shares at an initial subscription price of HK$0.17 per Share (subject to adjustment), by way of bonus on the basis of three units of subscription rights for every ten Rights Shares taken up ("**Bonus Issue**") be and is hereby approved;

   (c) the directors of the Company ("**Directors**") be and are hereby authorised to allot and issue the Rights Shares and the Warrants pursuant to or in connection with the Rights Issue with the Bonus Issue provided that in the case of shareholders of the Company whose addresses as shown on the register of members of the Company at the close of business on 4 June 2002 are in any jurisdictions outside Hong Kong ("**Overseas Shareholders**"), the Rights Shares shall not be issued to the Overseas Shareholders but shall be aggregated and issued to a nominee to be named by the Directors and such Rights Shares shall be sold in the market as soon as practicable after dealings in nil-paid Rights Shares commence and the net proceeds of such sale, after deduction of expenses, shall be distributed to the Overseas Shareholders pro rata to their respective shareholdings unless the amount falling to be distributed to any Overseas Shareholder shall be less than HK$100 in which case such amount shall be retained for the benefit of the Company; and

(d) the Directors be and are hereby authorised to make such other exclusions or other arrangements in relation to the Overseas Shareholders as they may deem necessary or expedient and generally to do such things or make such arrangements as they may think fit to give effect to the Rights Issue with the Bonus Issue."

2. "**THAT** subject to the passing of the resolution numbered 1 as set out in this notice of extraordinary general meeting of which this resolution forms part and the two underwriting agreements dated 14 March 2002 entered into by Company with Well Orient Limited and Calisan Developments Limited respectively ("**Underwriting Agreements**") becoming unconditional in accordance with their respective terms and subject and pursuant to Note 1 to the "Notes on dispensations from Rule 26" of the Hong Kong Code on Takeovers and Mergers ("**Takeovers Code**"), a waiver in respect of any obligation of Well Orient Limited and Calisan Developments Limited and person(s) acting in concert (having the meaning ascribed to that term under the Takeovers Code) with any or both of them at the relevant time to make a mandatory general offer for the shares in the capital of the Company (other than those shares held or agreed to be acquired by Well Orient Limited and Calisan Developments Limited and person(s) acting in concert with any or both at the relevant time) which would otherwise have to be made under Rule 26 of the Takeovers Code as a result of the Underwriting Agreements becoming unconditional and in the event Well Orient Limited and Calisan Developments Limited are called upon to take up their obligations under their respective Underwriting Agreements in full, be and is hereby approved, consented to and confirmed."

3. "**THAT**:

(a) subject to paragraphs (b) and (c) hereunder, the granting of an unconditional general mandate to the board of Directors (**"Board"**), during the Relevant Period (as defined in paragraph (d) below) to issue, allot and deal with additional shares in the capital of the Company, and to make or grant offers, agreements and options which would or might require shares in the capital of the Company, to be issued, allotted or dealt with, be and is hereby generally and unconditionally approved;

(b) the unconditional general mandate under paragraph (a) above shall not extend beyond the Relevant Period save the Board may during the Relevant Period make or grant offers, agreement and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of shares in the capital of the Company allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board otherwise than pursuant to:

(i) the Rights Issue (as defined in paragraph (d) below);

(ii) the exercise of options granted under any option scheme or similar arrangement for the time being adopted for the grant of issue of shares or rights to acquire shares in the capital of the Company to officers and/or employees of the Company and/or any of its subsidiaries; and

(iii) any scrip dividend or similar arrangement providing for the allotment of shares in the share capital of the Company implemented in accordance with the articles of association of the Company,

shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue immediately after completion of the Rights Issue (as defined in Resolution No. 1 of the notice convening this meeting of which this resolution forms part) or if the Rights Issue is not completed, on the date of this resolution; and

(d) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Company's articles of association or any applicable laws to be held; or

(iii) the date on which the authority set out under this resolution is revoked or varied by an ordinary resolution of the Company's shareholders in general meeting.

"Rights Issue" means the allotment, issue or grant of shares in the capital of the Company pursuant to an offer of shares open for a period fixed by the Directors made to holders of shares in the capital of the Company on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in, or in any territory application to the Company)."

4. "**THAT**:

(a) the Directors be and are hereby generally and unconditionally authorised to exercise during the Relevant Period (as defined in paragraph (c) below) all the powers of the Company to purchase its shares in the capital of the Company on The Stock Exchange of Hong Kong Limited or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong, subject to and in accordance with applicable laws;

(b) the aggregate nominal amount of shares which may be purchased pursuant to the approval in paragraph (a) above shall not in total exceed 10 per cent. of the issued share capital of the Company and 10 per cent. of the total number of the warrants to subscribe for shares in the Company immediately after completion of the Rights Issue (as defined in Resolution No. 1 of the notice convening this meeting of which this resolution forms part) or if the Rights Issue is not completed, shall not in total exceed 10 per cent. of the issued share capital of the Company as at the date of this resolution; and

(c) for the purpose of this resolution:

"Relevant Period" means the period from the passing of this resolution until whichever is the earlier of:

(i) the conclusion of the next annual general meeting of the Company; or

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the Company's articles of association or any applicable laws to be held; or

(iii) the date on which the authority set out under this resolution is revoked or varied by an ordinary resolution of the Company's shareholders in general meeting."

5. "**THAT**, conditional upon the Resolutions No. 3 and 4 (as set out in the notice convening this meeting of which this resolution forms part) being passed and becoming unconditional, the general mandate granted to the Directors to exercise the powers of the Company to allot, issue and deal with shares or other securities be and is hereby extended by the addition thereto of an amount representing the aggregate nominal amount of shares in the capital of the Company repurchased by the Company under the authority granted pursuant to Resolution 4 (as set out in the notice convening this meeting of which this resolution forms part), provided that such extended amount shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue immediately after completion of the Rights Issue (as defined in Resolution No. 1 of the notice convening this meeting of which this resolution forms part) or if the Rights Issue is not completed, on the date of this resolution."

By Order of the Board
Lien Kait Long
Executive Director

Hong Kong, 10 May 2002

Registered Office:
8/F
Paul Y. Centre
51 Hung To Road
Kwun Tong
Kowloon
Hong Kong

Notes:

1. Any member entitled to attend and vote may appoint one or more proxies to attend the meeting and on a poll vote instead of him. A proxy may not be a member of the Company.

2. The form of proxy shall be in writing under the hand of the appointer or of his attorney duly authorised in writing, or if the appointor is a corporation, either under seal or under the hand of an officer or attorney duly authorised.

3. In order to be valid, the form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy of such power or authority, must be deposited at the Company's share registrars, Standard Registrars Limited, 5th Floor, Wing On Centre, 111 Connaught Road Central, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.

This page is intentionally left blank

本頁特意留白

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委任一位或以上受委代表代其出席及投票。受委代表毋須為本公司股東。

2. 委派代表書必須由委任人或其授權人親筆簽署，如委任人為公司，則委派代表書須予以蓋印或經由公司負責人或獲正式授權人親筆簽署。

3. 委派代表書連同經簽署之授權書或其他授權文件(如有)或經公證人簽署之授權書或授權文件副本，最遲須於大會或其續會之指定舉行時間48小時前送抵本公司之股份過戶登記處標準證券登記有限公司(地址為香港干諾道中111號永安中心5樓)，方為有效。

(b) 根據上文第(a)段之批准可予購回之股份總面值，不得超逾緊隨配售新股(見召開本大會之通告(本決議案亦為通告之一部份)所載第1項決議案之定義)完成後，本公司當時之已發行股本總面值之10%及可認購本公司股份之認股權證總數之10%，而倘配售新股不能完成，則不得超逾於本決議案通過之日，本公司當時已發行股本總額之10%；及

(c) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司組織章程細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上以普通決議案方式撤銷或修訂本決議案所賦予權力之日。」

5. 「**動議**待召開本大會之通告(本決議案亦為通告之一部份)所載之第3及第4項決議案被通過及成為無條件後，該項向董事授出可行使本公司之權力以配發、發行及處置股份或其他證券之一般授權所涉及之最高限額可擴大至加入相等於本公司根據第4項決議案(見召開本大會之通告(本決議案亦為通告之一部份)所載)授出之權力而購回之本公司股本中之股份總面值之數額，惟就此加入之數額不得超逾緊隨配售新股(見召開本大會之通告(本決議案亦為其中一部份)所載之第1項決議案之定義)完成後(或倘配售新股不能完成，則不得超逾於本決議案通過之日)，本公司當時之已發行股本總面值之10%。」

承董事會命
執行董事
連克農

香港，二零零二年五月十日

(iii) 任何以股代息計劃或類似安排，據此可根據本公司之公司組織章程細則之規定，配發本公司股本中之股份，

不得超逾緊隨配售新股連同紅利發行（見召開本大會之通告（本決議案亦為通告之一部份）所載第1項決議案之定義）完成後（或倘配售新股連同紅利發行不能完成，則於本決議案通過之日），本公司當時之已發行股本總面值之20%；及

(d) 就本決議案而言：

「有關期間」乃指由本決議案通過之日起至下列最早日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 本公司之公司組織章程細則或任何適用法例規定本公司須舉行下屆股東週年大會之期限屆滿之日；或

(iii) 本公司股東於股東大會上以普通決議案方式撤銷或修訂本決議案所賦予權力之日。

「配售新股」指董事會於其指定之期間內根據於指定記錄日期名列股東名冊之股份持有人按其當日之持股比例提呈發售股份之建議而配發、發行或授出本公司股本中之股份（惟董事會有權就零碎股份或經考慮本公司適用之任何地區之法律或任何認可監管機構或任何證券交易所之規定而產生之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排）。」

4. 「**動議**：

(a) 一般及無條件授權董事會在有關期間內（見下文第(c)段之定義）行使本公司一切權力，遵照適用之法例，在香港聯合交易所有限公司或經香港證券及期貨事務監察委員會認可之任何其他證券交易所購回本公司股本中之股份；

(d) 授權各董事在彼等認為必須或權宜之情況下，作出與海外股東有關之其他取消決定或其他安排，及採取及作出彼等認為適當之行動及安排，使配售新股連同紅利發行生效。」

2. 「**動議**待股東特別大會之通告(本決議案亦為其中一部份)所載之第1項決議案獲通過後，及待本公司二零零二年三月十四日分別與威倫及Calisan Developments Limited訂立之兩項包銷協議(「**包銷協議**」)根據彼等各自之條款及根據香港公司合併及收購守則「**收購守則**」)「第26條豁免規定」附註1成為無條件後，批准、同意及確認豁免威倫及Calisan及在有關時段內與彼等任何一位或與彼等共同一致行動之人士(見收購守則就此詞語所設定之涵義)提出強制性全面收購本公司股本中之股份(不包括已由或同意將由威倫及Calisan及在有關時段內與彼等任何一位或與彼等共同一致行動之人士所持有之股份)之責任。就此而言，如無上述豁免，則在包銷協議成為無條件後，威倫及Calisan應根據收購守則第26條之規定被要求全面承擔彼等根據各自之包銷協議所須承擔之責任。」

3. 「**動議**：

(a) 在下文第(b)及(c)段之規限下，一般及無條件批准向董事會(「**董事會**」)授出一項無條件一般授權，彼等據此可在有關期間(見下文第(d)段之定義)發行、配發及處置本公司股本中之額外股份，及提出、訂立或授出或須在將來發行、配發或處置本公司股本中之股份之建議、協議及購股權；

(b) 上文第(a)段所述之無條件一般授權在有關期間結束後將會無效，除非董事會在有關期間內提出、訂立或授出或須在有關期間結束後行使有關權力之建議、協議及購股權，則作別論；

(c) 董事會有權或可同意有條件或無條件配發(無論以購股權或其他形式)之本公司股本中之股份總面值(不包括以下列方式配發之股份總面值)：

(i) 配售新股(見下文第(d)段之定義)；

(ii) 根據任何購股權計劃(或當時已採納之類似安排)所授出之購股權被行使，據此可向本公司及／或其任何附屬公司之行政人員及／或僱員授出可購入本公司股本中之股份之權利或向彼等發行本公司股本中之股份；及

CHINA STRATEGIC HOLDINGS LIMITED

中策集團有限公司

（於香港註冊成立之有限公司）

普通決議案

茲通告中策集團有限公司（「**本公司**」）將於二零零二年六月四日（星期二）上午十時正假座香港九龍觀塘鴻圖道51號保華企業中心7樓舉行股東特別大會，以考慮及酌情通過（無論有否修訂）以下之決議案：

1. 「**動議**待配售新股（見下文之定義）之條件（如本公司於二零零二年五月十日刊發之通函（「**通函**」，其副本已提呈本大會並由大會主席簽署以資識別）所載）獲履行後：

   (a) 批准以配售新股之方式（「**配售新股**」）及根據通函所載配售新股之條款及條件，向於二零零二年六月四日辦公時間結束時名列本公司股東登記冊之股份持有人，按當時每持有一股股份可獲配兩股配售股份之比例，配售本公司股本中每股面值0.10港元之股份（「**股份**」）不少於921,957,884股（「**配售新股**」），每股配售股份之認購價為0.15港元；

   (b) 批准以紅利發行之方式，按每認購十股配售股份可獲三份認購權之基準（「**紅利發行**」），發行價值不少於47,019,852港元之認股權證（「**認股權證**」），其持有人有權據此按初步認購價每股0.17港元（可予調整）認購股份；

   (c) 授權本公司之董事（「**董事**」）根據及就配售新股連同紅利發行，配售及發行配售股份及認股權證，惟倘有任何本公司股東之登記地址（根據二零零二年六月四日辦公時間結束時，本公司之股東登記冊所示）乃位於香港以外之其他司法權區者（「**海外股東**」），則本公司不會向該等海外股東發行配售股份，惟將會把該等配售股份彙集及發行予一位由董事提名之代名人，而該等配售股份將會在未繳股款配售股份開始買賣後盡快在市場上出售，而此項出售所得之款項淨額在扣除有關費用後將會按海外股東各自之持股量按比例向彼等分派。倘若原應向任何海外股東分派之有關款額不足100港元，則該等款額將由本公司保留，收益歸本公司所有；及

威倫之董事乃Yap, Allan先生及呂兆泉先生。

保華德祥之董事為陳國強博士、周美華女士、劉高原先生、陳佛恩先生、張漢傑先生、張定球先生及郭少強先生。

錦興之董事為：陳國強博士、Yap, Allan先生、陳國鴻先生、張國華先生、呂兆泉先生、霍建寧先生、袁天凡先生、葉德銓先生、馬時亨先生、曾令嘉先生及張漢傑先生。

除於本附錄「主要股東」一節所披露者外，在二零零一年九月十三日起至最後可行日期止之期間內，Calisan及威倫之董事及與彼等一致行動之人士並無擁有本公司之任何股份權益，亦無買賣股份。

除在「Calisan」及「威倫」之釋義所披露者外，本公司及各董事概無擁有Calisan或威倫之任何股份權益，而在二零零一年九月十三日起至最後可行日期止之期間內，亦無買賣股份。

本通函有中英文版本，如有歧義，概以英文版本為準。

於最後可行日期，國際融資、彼等各自之任何控股公司或彼等各自之任何附屬公司概無直接或間接實益擁有任何股份權益，而彼等在二零零一年九月十三日起至最後可行日期止之期間內亦概無買賣任何股份。

一般資料

任何董事倘因配售新股連同紅利發行及／或清洗豁免而導致失去其於本集團任何成員公司之職位或任何其他權利，均不會獲得任何利益作為賠償(法定賠償除外)。

於最後可行日期，主要股東或與彼等一致行動之人士、各董事或新近離職之董事及本公司之股東及新近退股之股東或任何其他人士概無訂立或作出任何須待配售新股連同紅利發行及／或清洗豁免獲得結果或在其他方面與此有關之協議或安排或承諾。

於最後可行日期，主要股東及任何其他人士概無就轉讓主要股東於配售新股連同紅利發行及／或清洗豁免所實益擁有其包銷之股份之權益而訂立、作出或達成任何協議、安排或共識。

主要股東不擬：

(i) 終止本公司之業務；或

(ii) 對業務作出重大改動(包括重新發展本公司之固定資產)；或

(iii) 終止僱用本公司及其附屬公司之僱員。

在二零零一年九月十三日起至最後可行日期止期間內，由本公司之附屬公司、本公司之退休金或本公司之附屬公司之退休金、或本公司之財務顧問南華融資有限公司(見收購守則對聯繫人士之定義第(2)級所列之人士)並無擁有或控制本公司之股權，亦無買賣本公司之股份，惟獲豁免之主要交易商除外。

Calisan之通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心31樓，而Calisan之註冊登記地址則位於P.O. Box 71, Eragmuir Chambers, Road Town, Tortola, British Virgin Islands。

威倫之通訊地址及註冊登記地址均位於香港九龍觀塘鴻圖道51號保華企業中心7樓。

Calisan之董事乃周美華女士、陳佛恩先生及劉高原先生。

備查文件

以下文件由即日起至二零零二年六月四日止(包括該日)之一般辦公時間內，在本公司之辦事處(地址為香港九龍觀塘鴻圖道51號保華企業中心8樓)可供查閱，在即將舉行之股東特別大會上亦可供查閱：

- 本公司、錦興及保華德祥各自之公司組織章程大綱及細則；
- 包銷協議；
- 百德能之函件(日期為二零零二年五月十日)。
- 獨立非執行董事之函件(日期為二零零二年五月十日)。
- 本附錄「重大合約」一節所述之重大合約及各有關交易之通函；
- 本集團截至二零零零年及二零零一年十二月三十一日止年度之經審核財務報表；
- 中證評估有限公司、永利行評值顧問有限公司及世邦魏理仕有限公司編製有關本集團之物業權益之估值函件及估值證書，全文載於附錄三；
- 本公司於一九九二年七月二十日採納之購股權計劃；
- 本附錄「同意書」一節所述之同意書；
- 制定紅利認股權證條款之契約之最終草案；及
- 自最近期刊發之二零零一年十二月三十一日經審核賬目公佈以來，曾於二零零二年三月四日刊發有關須予披露交易之通函。

同意書

國際融資、百德能、中證評估有限公司、永利行評值顧問有限公司及世邦魏理仕有限公司已分別以書面表示同意以現時形式及涵義轉載彼等之函件及引述彼等之名稱、且 迄今並無撤回有關同意書。

於最後可行日期，國際融資、百德能、中證評估有限公司、永利行評值顧問有限公司及世邦魏理仕有限公司、彼等各自之任何控股公司或彼等各自之任何附屬公司概無直接或間接實益擁有任何股份權益，而彼等在二零零二年三月八日起至最後可行日期止之期間內亦概無買賣任何股份。

蔡學雯女士，通訊地址於香港中環花園道1號中國銀行大廈49樓，現年41歲，於二零零一年四月獲委任為獨立非執行董事。彼出任香港多間上市公司之董事。彼為香港及英國執業律師，亦為一間國際律師行盛德律師事務所之合夥人。

陳國鴻先生，通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心27樓，現年43歲，為陳國強博士之替任董事。陳先生持有文學文憑，在中國貿易經營方面積逾十八年經驗。彼於二零零零年加入本公司。彼為中國置地主席、德祥企業及錦興之執行董事。彼為本公司主席兼行政總裁陳國強博士之胞弟。

呂兆泉先生，通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心7樓，現年46歲，為Yap, Allan先生之替任董事。彼為專業會計師，曾任職一家國際會計師行逾十一年，並曾在多間私人及上市公司擔任財務方面之高職。呂先生於二零零一年加入本公司。彼亦為錦興之副董事總經理。呂先生乃辰達永安之執行董事及中國發展之非執行董事。

劉高原先生，通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心31樓，現年50歲，為周美華女士之替任董事。彼於建築業內逾28年國際企業管理經驗。劉先生於二零零零年加入本公司。彼為德祥企業及保華德祥之副主席及新世界數碼基地有限公司(其證券於聯交所上市)之董事。劉先生亦為Downer之主席。

高級管理層

朱之霖先生，通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心8樓，現年36歲，為本公司大中華部門之副總裁。彼等有台灣China Europe International Business School之M. Engineer of S.J.S.M.I.T.碩士學位及加拿大溫哥華Kingston College之市場學碩士學位。彼擁有逾九年在中國工作的經驗，在ISO系統管理及物流管理方面負責管理、業務發展及在特別項目等事務。朱先生於二零零零年加入本公司。

陳玲女士，通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心8樓，現年36歲，為本公司財務總監。於一九九六年加入本公司前，陳女士曾於香港及澳洲的國際會計師行工作。彼為澳洲特許會計師公會會員，英國公認會計師公會資深會員及香港執業會計師。

Law, Dorothy女士，通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心8樓，現年32歲，為China Enterprises(其為本公司之一間附屬公司)之董事。彼持有加拿大英屬哥倫比亞大學商業學士及法律學士學位。彼為加拿大英屬哥倫比亞省之執業大律師及律師，亦為香港高等法院之律師。Law女士亦為Buron董事及錦興之公司律師。彼於二零零零年加入本集團。

董事

陳國強博士，通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心33樓，現年47歲，本公司之主席兼行政總裁，亦為China Enterprises Limited(「China Enterprises」)(其股份在紐約證券交易所上市)之主席。陳博士持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾22年國際企業管理經驗。陳博士亦為德祥企業集團有限公司(「德祥企業」)、保華德祥及錦興之主席(上述公司之證券均在聯交所上市)。彼亦為Downer EDI Limited(「Downer」)(其股份在澳洲證券交易所上市)之非執行董事及辰達永安旅遊(控股)有限公司(「辰達永安」，其證券在聯交所上市)之執行董事。

*Yap, Allan*先生，通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心7樓，現年46歲，彼於金融、投資及銀行方面積逾20年經驗。Yap先生乃本公司及China Enterprises之副主席、錦興之董事總經理、及德祥企業與辰達永安之執行董事。Yap先生亦為Burcon NutraScience Corporation(「Burcon」)(其為一間在加拿大上市之公司)之主席兼行政總裁。

周美華女士，通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心31樓，現年47歲，執行董事。彼於會計及財務方面積逾22年經驗。周女士持有商業學士及碩士學位，並為香港會計師公會會員、澳洲會計師公會會員及加拿大公認會計師協會會員。彼於二零零零年加入本公司。彼為德祥企業與辰達永安之董事總經理、亦為保華德祥、東方魅力集團有限公司及中國置地集團有限公司(「中國置地」)之執行董事(上述公司之證券均在聯交所上市)，彼亦為Burcon 之董事。

連克農先生，通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心8樓，現年54歲，執行董事。彼持有商科學士學位，亦為新加坡註冊會計師公會及澳洲執業會計師公會會員。彼於一九九八年加入本公司，在金融、會計、投資及銀行界積逾三十一年豐富經驗。連先生為Australia Net.Com(其股份於澳洲證券交易所上市)及中國發展集團有限公司(「中國發展」，其股份在聯交所上市)之非執行董事。

李華建先生，通訊地址位於香港九龍觀塘鴻圖道51號保華企業中心8樓，現年46歲，執行董事。李先生於一九九八年七月加入本公司。彼為本公司大中華區總裁。擁有逾二十一年國際貿易、投資及企業管理經驗、熟悉中國的政策法規和投資環境。

卜思問先生，通訊地址位於香港半山區干德道47號7A室，現年48歲，於二零零零年二月獲委任為獨立非執行董事。卜思問先生在投資及金融界擁有逾二十一年經驗，對國內投資之事務十分熟悉，對有關科技、房地產及直接投資業務亦經驗豐富。彼曾於所羅門兄弟、花旗銀行、美國亞洲銀行及Prudential Corporation Asia任職。

公司資料

法律顧問	盛德律師事務所 香港 中環 花園道1號 中國銀行大廈 四十九樓
本公司之註冊辦事處	香港 九龍 觀塘 鴻圖道51號 保華企業中心八樓
公司秘書	陳欣欣 特許公司秘書
法定代表	連克農 陳玲
核數師	德勤•關黃陳方會計師行 執業會計師 香港 干諾道中111號 永安中心 二十六樓
註冊辦事處	標準證券登記有限公司 香港 干諾道中111號 永安中心五樓
主要往來銀行	中國銀行(香港)有限公司

開支

有關配售新股連同紅利發行與及清洗豁免之開支，包括財務顧問費、包銷佣金、印刷費、登記費、翻譯費、法律及會計費用等，估計約共2,800,000港元，將由本公司支付。

(e) 於二零零零年十一月十日，當時之一位獨立第三者東方紅(集團)有限公司(「東方紅」，現已重新命名為恒盛東方控股有限公司，如今仍是獨立第三者)及本公司之一間全資附屬公司See Ying Limited(「See Ying」)訂立一項股份購買及購股權協議，內容有關以44,100,000港元之代價收購Tung Fong Hung Investment Limited(「TFH Investment」)之49%權益，連同一項由東方紅向See Ying授出之購股權。See Ying據此可由該項協議訂立日期起計兩年期間內行使有關權利，以45,900,000港元之購股權價格收購餘下之股權(即TFH Investment之51%權益)，有關交易已於二零零一年一月完成；

(f) 於二零零一年五月十八日，Good Trend(賣方)、Capital Deal(賣方)、本公司(Good Trend之擔保人)、東方魅力(Capital Deal之擔保人)、Upland Profits Limited(「Upland Profits」)(買方)及資本策略投資有限公司(「CSI」)(買方擔保人)訂立一項協議，內容有關向CSI出售Gold Brilliant(其為成報傳媒(「成報傳媒」，前稱惠泰，現已重新命名為策略置地有限公司之控股公司)之全部已發行股本及轉讓由Gold Brilliant所欠由Good Trend及Capital Deal提供之股東貸款，就此涉及之代價為206,000,000港元，有關交易已於二零零一年七月完成；

(g) 於二零零一年五月十八日，本公司之附屬公司Expert Solution Limited(「Expert Solution」，本公司當時擁有其65%權益)(買方)及成報傳媒(賣方)訂立一項出售協議，內容有關成報傳媒向Expert Solution出售Actiwater Resources之全部已發行股本及由成報傳媒向Expert Solution轉讓其向Actiwater Resources提供之股東貸款，就此涉及之代價為110,000,000港元，有關交易已於二零零一年七月完成；

(h) 於二零零一年九月二十四日，Expert Solution(賣方)及東魅網，現已重新命名為成報傳媒集團有限公司，股票編號8010)(買方)訂立一項協議，內容有關Expert Solution向東魅網出售Actiwater Resources之全部已發行股本及由Expert Solution向東魅網轉讓其向Actiwater Resources提供之股東貸款，就此涉及之代價為210,000,000港元，有關交易已於二零零一年十二月完成；

(i) 於二零零二年二月一日，Million Good Limited(「Million Good」，其為CEL之一間全資附屬公司)(認購人)、辰達永安旅遊(控股)有限公司(「辰達永安」)、陳若偉及CEL(認購人擔保人)訂立之一項認購協議，內容有關Million Good按初步認購價每股股份0.027港元認購4,800,000,000股Ananda股份，就此涉及之代價為129,600,000港元。CEL由本公司擁有55.2%之有效股權及88.8%之有效投票權。有關交易已於二零零二年四月完成；

(j) 於二零零一年二月一日，辰達永安、CEL(認購人)及Hounslow Limited訂立一項認購協議，內容有關CEL認購120,000,000港元之可換股票據(附有換股權)，據此可按每股股份0.032港元之換股價，將有關票據兌換為辰達永安之股份，有關交易已於二零零二年四月完成；及

(k) 包銷協議。

專家

國際融資、百德能、中證評估有限公司、永利行評值顧問有限公司及世邦魏理仕有限公司已就本通函之刊發發出同意書，同意按本通函所載之形式及涵義轉載彼等各自之函件、報告或證書(視情況而定)及引述彼等之名稱，且迄今並無撤回有關同意書。

國際融資、百德能、中證評估有限公司、永利行評值顧問有限公司及世邦魏理仕有限公司在本集團任何成員公司之股本中概無實益擁有任何權益，亦無任何可認購或委派他人認購本集團任何成員公司之證券之權利(無論是否有法律效力)。

重大合約

在緊接二零零二年三月十四日(即該公佈之刊登日期)前兩年內，本集團訂立之重大或可屬重大之合約(並非根據日常業務程序而訂立者)如下：

(a) 於二零零零年八月八日，本公司(買方)及Paysoda Limited(「Paysoda」)(賣方)訂立協議。據此，本公司同意購入或促使其全資附屬公司購入，而Paysoda亦同意出售Kerry Group Limited之41,783,750股股份、Kuok Brothers Sdn. Berhad之5,130,970股股份、Kuok (Singapore) Limited 8,490,560股股份及Ban Thong Company Limited 1,000,000股股份，就此涉及之總代價為533,000,000港元。由於該協議所載之條件不獲履行，該協議已經作廢且再無任何效力。

(b) 於二零零零年十一月二日，成報報業有限公司(賣方)及本公司之附屬公司Optima Media Holdings Limited(「Optima」，本公司當時擁有其65%權益)(買方)訂立協議，內容有關收購Sing Pao Newspaper(「成報」)名下之出版業務，就此涉及之代價為150,000,000港元。有關交易已於二零零零年十二月完成；

(c) 於二零零零年十一月十七日，Simultronics Limited(賣方)、Win Allied Holding Inc.(賣方)、曾文豪(賣方)、本公司之附屬公司Gold Brilliant Limited(「Gold Brilliant」，本公司當時擁有其65%權益)(買方)、東方魅力集團有限公司(「東方魅力」)(買方擔保人)及本公司(買方擔保人)訂立一項協議，內容有關收購Huey Tai International Limited(「惠泰」)(現已重新命名為策略置地有限公司，股票編號164)全部已發行股本其中約38.65%，就此涉及之代價為133,060,984.32港元，有關交易已於二零零一年一月完成；

(d) 於二零零零年十一月十七日，本公司之全資附屬公司Good Trend Enterprises Limited(「Good Trend」)(賣方)、Capital Deal Investments Limited(「Capital Deal」)(賣方)、Actiwater Resources Limited(「Actiwater Resources」)(買方)、本公司(Good Trend之擔保人)、東方魅力(Capital Deal之擔保人)及惠泰(賣方擔保人)訂立一項協議，內容有關向出售Optima之全部已發行及尚未發行之股份，連同本公司另外兩間分別經營雜誌及傳媒業務之全資附屬公司之全部已發行及尚未發行股份，就此涉及之代價為110,000,000港元，有關交易已於二零零一年一月完成；

b. 於二零零一年七月，本公司一家間接非全資附屬公司惠州緯通房產有限公司(「惠州緯通」)向中國廣東省惠州市政府(作為惠州市嘉城集團有限公司(「惠州市嘉城」)之擔保人)發出起訴書。此乃由於惠州市政惠州市政府於一九九四年九月七日曾簽署一項履約確認書，為惠州市嘉城(作為港澳廣場總承包工程合同之總承建商)向惠州緯通提供擔保。惠州緯通索償之款額約人民幣243,600,000元，即惠州緯通向惠州市嘉城支付約人民幣167,500,000元之建築工程費用連同賠償金約人民幣76,100,000元。

於最後可行日期，惠州緯通正等候該案件開庭聆訊。現階段未能確實預測其結果。由於港澳廣場全部已進行之全部建築工程費用已被撇銷，董事認為假若最後判決對惠州緯通不利，亦不會對本集團有任何重大不利之財務影響。

c. 於二零零一年十一月，購入惠州市港澳廣場若干物業之買方(「買方」)根據彼等於一九九四年九月七日簽署之預售協議對惠州緯通提出法律訴訟，聲稱惠州緯通未能向買方支付惠州市港澳廣場之物業。買方索償之款額約共76,600,000港元，相等於有關之預售款項連同賠償金約人民幣64,200,000元及有關之法律費用。

於二零零二年一月，惠州緯通於其提出之抗辯中，指出根據上述各合同之條款，訂約各方如有任何爭議，應以仲裁之方式解決。於最後實際可行日期，廣東省惠州市中級人民法院仍在考慮該等案件。現階段未能確實預測其結果。各董事認為，倘法院之最終裁決對惠州緯通不利，本集團不大可能會因此受到任何財政上之重大不利影響。

除上文披露者外，於最後實際可行日期，就董事所知，本公司及其任何附屬公司概無涉及任何重大訴訟或仲裁或索償，且就董事所知，本集團任何成員公司亦無任何尚未了結或可能面臨之重大訴訟或索償。

b. Chips Plus Development Incorporated直接擁有Dionysus Investments Limited 30%權益，而Dionysus Investments Limited直接擁有Exburg Limited, Goldsmith Assets Limited及Holburn Properties Limited 100%權益。Exburg Limited直接擁有澤利發展有限公司100%權益，澤利發展有限公司則直接擁有惠州澤利房產有限公司100%股本權益。Goldsmith Assets Limited直接擁有燦榮有限公司100%權益，燦榮有限公司則直接擁有惠州燦榮房產有限公司100%股本權益。Holburn Properties Limited直接擁有緯通有限公司100%權益，緯通有限公司則直接擁有惠州緯通房產有限公司100%股本權益。

c. 深圳龍城星源實業有限公司餘下10%權益由兩位少數股東持有。據董事及本公司行政總裁所知，該等少數股東之最終權益並非由本集團或深圳龍城星源實業有限公司另一位主要股東所持有。其中一位少數股東已同意將其持有深圳龍城星源實業有限公司5%之權益轉讓予深圳華昱投資開發股份有限公司。該權益轉讓仍在進行中。

d. 餘下4%權益乃透過深圳經濟特區發展中心有限公司之一間中間控股公司之少數股東間接持有。據董事及本公司行政總裁所知，該等少數股東的最終權益並非由本集團或深圳經濟特區發展中心有限公司另一位主要股東所持有。

服務合約

於最後可行日期，董事概無與本集團任何成員公司訂立或建議訂立任何服務合約，惟不包括於一年內屆滿或可由僱主於一年內終止而毋須作出補償(法定補償除外)之合約。

並無任何合約在過往六個月內訂立或開始生效或被修訂。

秘書

本公司之秘書為陳欣欣，特許公司秘書。

訴訟

a. 於一九九九年八月，位於中國廣州之保華廣場(前為江南中心)之建築師向本公司一家間接非全資附屬公司其鋒有限公司(「其鋒」)作出法律行動，索償分別為600,000港元及6,600,000港元之服務費及其他支出。其鋒就保華廣場僱用該建築師提供建築工程服務。

其鋒曾就索償提出強烈抗辯，並就因該建築師未提供充份監察服務致使蒙受之損失提出反索償。

鑑於其鋒提出反索償，該建築師將其索償總額修訂為7,700,000港元。於最後實際可行日期，有關法律程序仍在進行，並正處於交換文件階段。經考慮本集團法律顧問之意見後，董事認為該法律訴訟之結果將不會對本集團有重大不利之財務影響。

附屬公司名稱	持有股本權益之百分比：本集團	持有股本權益之百分比：其他股東	其他股東名稱
Orion (B.V.I.) Tire Corporation	60 (附註a)	40	Coronada Holding Limited
Orion Tire Corporation	60 (附註a)	40	Coronada Holding Limited
Principal Diamond Limited	80	20	Wonder Wealth Limited
Ruby Uniforms Limited	90	10	Frederick Poon Chuan Ki
深圳龍城星源實業有限公司	60	30 (附註c)	深圳華昱投資開發股份有限公司
深圳經濟特區發展中心有限公司	86 (附註d)	10	深圳經濟特區發展(集團)公司
緯通有限公司	70	30 (附註b)	Chips Plus Development Incorporated
烟台中策橡膠有限公司	77.77 (附註a)	15.93 6.3	烟台橡膠廠 烟台昌盛橡膠輪胎有限公司
銀川中策(長城)橡膠有限公司	51 (附註a)	49	寧夏銀川橡膠廠
一拖(寧波)中策拖拉機汽車有限公司	55	40	第一拖拉機股份有限公司

附註：

a. 該等股份由China Enterprises Limited(「CEL」)持有。CEL於中國經營，其股份於紐約證券交易所上市。本集團持有CEL55.2%之實際股本權益及88.8%之實際投票權益。

附屬公司名稱	持有股本權益之百分比：本集團	其他股東	其他股東名稱
澤利發展有限公司	70	30 (附註b)	Chips Plus Development Incorporated
Goldsmith Assets Limited	70	30 (附註b)	Chips Plus Development Incorporated
廣州江南房產有限公司	75	25	廣州市海珠區城市建設開發公司
杭州富春江化工有限公司	51	49	富陽市工業集團公司
杭州中策橡膠有限公司	51 (附註a)	49	杭州橡膠總廠
Holburn Properties Limited	70	30 (附註b)	Chips Plus Development Incorporated
惠州燦榮房產有限公司	70	30 (附註b)	Chips Plus Development Incorporated
惠州澤利房產有限公司	70	30 (附註b)	Chips Plus Development Incorporated
惠州緯通房產有限公司	70	30 (附註b)	Chips Plus Development Incorporated
中策MBK有限公司	60	40	Mitsui & Co., Limited
美好家庭物業有限公司	78	22	宋齊
寧波中華太豐食品股份有限公司	51	49	中國寧波太豐麵粉廠、寧波味精廠

除上文披露者外，據任何董事所知，於最後實際可行日期，概無任何人士於本公司已發行股本中或該股本之任何購股權直接或間接擁有10%或以上之權益。

於最後實際可行日期，據本公司任何董事或行政總裁所知，非為本公司董事或行政總裁之任何人士(擁有下文所載權益之人士除外)，概無直接或間接擁有附有權利可在任何情況下於本集團任何成員公司(本公司除外)之股東大會上投票之任何類別股本之面值10%或以上之權益，或持有任何該等股本之任何購股權：

	持有股本權益之百分比：		
附屬公司名稱	**本集團**	**其他股東**	**其他股東名稱**
釣魚台國際投資咨詢有限公司	60	40	釣魚台經濟發展公司
燦榮有限公司	70	30 (附註b)	Chips Plus Development Incorporated
中通訊網絡技術服務有限公司	60	40	中國通信建設總公司
中國國際電訊集團有限公司	51	49	China Telecom Investment Corporation
大寨中策水泥股份有限公司	51	49	大寨經濟開發總公司
Dionysus Investments Limited	70	30 (附註b)	Chips Plus Development Incorporated
雙喜輪胎工業股份有限公司	55 (附註a)	45	太原橡膠廠
潤孚實業有限公司	90	10	王明健
Exburg Limited	70	30 (附註b)	Chips Plus Development Incorporated

部權益。Galaxyway擁有德祥企業集團有限公司(「德祥企業」)超過三分之一已發行普通股股本。德祥企業擁有ITC Investment Holdings Limited(「ITC Investment」)之全部權益。ITC Investment擁有Hollyfield Group Limited(「Hollyfield」)之全部權益。Hollyfield擁有保華德祥建築集團有限公司(「保華德祥」)超過三分之一已發行股本。保華德祥擁有Paul Y. - ITC Construction Holdings (B.V.I.) Limited(「PYBVI」)之全部權益,而PYBVI擁有Paul Y. - ITC Investments Group Limited(「PYITCIG」)之全部權益。PYITCIG擁有Great Decision Limited(「GDL」)之全部權益,而GDL擁有Calisan之全部權益。因此,GDL、PYITCIG、PYBVI、保華德祥、Hollyfield、ITC Investment、德祥企業、Galaxyway、Chinaview及陳博士均被視為擁有Calisan所持有之80,440,000股股份之權益。

除陳國強博士被認為遵照Calisan認購配售股份外,連克農先生已表示彼將會認購配售股份。

除上文披露者外,於最後實際可行日期,本公司各董事或行政總裁概無根據公開權益條例第28條或公開權益條例第31條或附表第一部份擁有、或被視作或被認為在本公司或其任何聯繫公司(按公開權益條例之涵義)股份或購股權中擁有任何須予具報之權益,或須列入根據公開權益條例第29條本公司須置存之登記冊內之任何權益,或根據上市規則所載上市公司董事進行證券交易之標準守則須向本公司及聯交所具報之任何權益。

除上文披露者外:

(i) 各董事及名列本附錄「專家」一節之專家自二零零一年十二月三十一日(本集團最近期刊發之經審核賬目編製至該日為止)以來,在本公司或其任何附屬公司所購入或出售或租賃(或建議購入或出售或租賃)之任何資產中概無直接或間接擁有任何權益;及

(ii) 各董事在本公司或其任何附屬公司所訂立,對本集團業務有重大影響力,且於本通函刊發日期仍然有效之任何合約或安排中概無擁有任何重大權益。

主要股東

於最後可行日期,就本公司任何董事或行政總裁所知,除本公司之董事或行政總裁以外,每名直接或間接擁有面值10%或以上的本公司任何類別股本(附有在一切情況下在本公司股東大會上投票的權利)之人士如下:

名稱	股份數目	佔已發行股本概約百分比
威倫(附註)	80,440,000	17.45%
Powervote Technology Limited(附註)	80,440,000	17.45%
Hanny Magnetics (B.V.I.) Limited(附註)	80,440,000	17.45%
錦興集團有限公司(附註)	80,440,000	17.45%

附註: 威倫由Powervote Technology Limited(「PTL」)全資擁有,而PTL由Hanny Magnetics (B.V.I.) Limited(「Hanny Magnetics」)全資擁有。Hanny Magnetics由錦興集團有限公司(「錦興」)全資擁有。PTL、Hanny Magnetics及錦興均被視為擁有由威倫所持有之80,440,000股股份之權益。

市價

下表顯示股份在(i)緊接該公佈刊登日期前倒數六個月每月之最後一日、(ii)二零零二年三月八日(即股份暫停買賣有待刊登該公佈前最後一個交易日)、及(iii)最後可行日期在聯交所錄得之收市價：

日期	股份價格 港元
二零零一年八月三十一日	0.650
二零零一年九月二十八日	0.450
二零零一年十月三十一日	0.415
二零零一年十一月三十日	0.385
二零零一年十二月三十一日	0.400
二零零二年一月三十日	0.390
二零零二年二月二十八日	0.410
二零零二年三月八日	0.390
最後可行日期	0.320

股份由二零零一年九月七日(即股份暫停買賣(有待刊登該公佈)之日倒數六個月之日)起至最後可行日期止期間內在聯交所錄得之最高及最低收市價分別為二零零一年八月三十一日之0.65港元及二零零二年三月十五日及二零零二年四月二十五日之0.25港元。

權益披露

於最後可行日期，各董事及行政總裁於本公司及其相聯法團(按公開權益條例之涵義)之股份中，擁有根據公開權益條例第28條須知會本公司及聯交所之權益(包括根據公開權益條例第31條或附表第一部份彼等被認為或被視作擁有之權益)，或根據公開權益條例第29條須列入該條例所述之登記冊內之權益，或根據上市規則所載上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

	股份數目 個人權益	家族權益	公司權益
陳國強(附註)	—	—	80,440,000
連克農	632	—	—

附註：由於陳國強博士(「陳博士」)擁有Chinaview International Limited(「Chinaview」)，故被視為擁有由Calisan所持有之80,440,000股股份之權益。陳博士擁有Chinaview之全部權益，而Chinaview擁有Galaxyway Investments Limited(「Galaxyway」)之全

董事無意行使購回授權，致令股東或一致行動之股東須根據收購守則提出全面收購建議。

假設在記錄日期前並無任何購股權被行使，則在配售新股完成當時，(a)保華集團及(b)錦興集團各自持有541,418,942股股份，佔本公司當時之已發行股本約39.15%。倘董事根據購回授權之條款行使其所有權力以購回股份，則保華集團及錦興集團各自於本公司之股權將會增至本公司當時之已發行股本約43.5%。因此，保華集團及錦興集團毋須因上述之股權增加而遵照收購守則提出強制性全面收購建議以購入全部已發行股份。

倘購買股份會將公眾所持之股份數目減至少於25%，則須獲聯交所同意後，方可進行購回。除特殊情況外，聯交所一般不會同意。

保華集團及錦興集團及與彼等一致行動之人士現擬維持本公司之上市地位。因此，本公司、主要股東及彼等各自之董事已共同及個別向聯交所承諾，本公司及主要股東將會採取適當步驟，確保公眾人士在任何時間所持之股份數量不會少於25%，以符合上市規則有關最低公眾持股量之規定。

本公司進行之股份購回

本公司或其任何附屬公司並無於最後可行日期前六個月期間內購買任何股份(不論在聯交所或以其他方式進行)。

股份價格

股份於最後可行日期前十二個月各月在聯交所之每月最高及最低成交價如下：

	每股股份	
	最高價 港元	最低價 港元
二零零一年		
五月	1.200A	0.770A
六月	1.020A	0.840A
七月	1.000A	0.810A
八月	0.950A	0.600A
九月	0.630	0.350
十月	0.450	0.380
十一月	0.440	0.300
十二月	0.430	0.330
二零零二年		
一月	0.425	0.345
二月	0.420	0.360
三月	0.410	0.250
四月	0.310	0.250

附註：A－已根據二零零一年八月十日開始生效之每10股合併為1股之股份合併作出調整。

一般資料

倘購回證券導致股東享有於進行購回公司之表決權利之權益比例增加，則須視為收購守則所指之表決權利收購處理。因此，股東或一群一致行動之股東可取得或鞏固於本公司之控制權(視乎股東權益增幅而定)，並有責任按照收購守則第26條提出強制收購建議。

於最後可行日期，(a)保華德祥建築集團有限公司及其附屬公司(「保華集團」)及(b)錦興集團有限公司及其附屬公司(「錦興集團」)各持有80,440,000股股份，佔本公司現有已發行股本約17.45%。倘若董事按照購回授權之條款行使全部權力購回股份，則保華集團及錦興集團各自於本公司之股權將增至本公司已發行股本約19.39%。因此，根據收購守則，保華集團及錦興集團須因該項增加而就所有已發行股份提出強制收購建議。

進行購回之原因

董事目前無意購回本公司之證券。然而，董事相信，自股東取得一般授權以便董事於適當時間在市場購回證券，乃符合本公司及股東之最佳利益。購回股份可提高本公司之資產淨值及／或每股股份盈利，惟須視乎當時之市況及融資安排而定，並只會在董事認為該項購回將有利於本公司及股東之情況下進行。

進行購回之資金

購回證券時，本公司只可動用根據其公司組織章程大綱、公司細則及適用於香港法例可合法作此用途之資金。

建議任何購回事項所需之資金可由所購回股份之繳足股本及本公司之可供分派溢利撥付。

全面行使購回授權不會對本公司之營運資金或資產負債水平(比對於其年報最近公佈於二零零一年十二月三十一日之經審核賬目所披露之情況而言)有重大不利影響。

如全面行使購回授權會令本公司之營運資金或資產負債水平有所變動，則董事不會建議行使購回授權，致令本公司之營運資金或董事認為不時適合本公司之資產負債水平(比對於其年報最近公佈於二零零一年十二月三十一日之經審核賬目所披露之情況而言)有重大不利影響。

權益披露

董事或(根據彼等於作出一切合理查詢後所知)彼等各自之聯繫人士目前均無意於股東批准購回授權後向本公司出售證券。

並無本公司關連人士(定義見上市規則)通知本公司，表示其目前有意在本公司獲授權購回其本身證券後向本公司出售證券，亦無承諾不會向本公司出售證券。

董事之承諾

董事已向聯交所作出承諾，在上市規則及香港適用法例仍屬適用之情況下，彼等均會遵照上市規則及香港適用法例行使購回授權。

緒言

上市規則准許以聯交所為第一上市地之公司於聯交所購回本身證券，惟須遵守上市規則第10.05及10.06條所載之若干限制。於股東特別大會上(其通告載於本通函第184至188頁)將提呈普通決議案，授予董事權力以購回最多達緊隨配售新股連同紅利發行完成後(或倘若配售新股不能完成，則於購回授權之決議案獲通過之日)本公司已發行股本之10%之股份及紅利認股權證總數之10%。(「購回授權」)。在通過授出購回授權之決議案後，將會廢除根據二零零一年六月十八日召開之股東特別大會之通告內第5項普通決議案向董事授出可購回股份之現有一般授權。

倘若購回授權獲授出，購回授權將於下列最早日期前一直有效：(i)本公司下屆股東週年大會結束時；(ii)法例或本公司之公司細則規定本公司須舉行下屆股東週年大會之期限屆滿之日；及(iii)股東於股東大會上以普通決議案之方式撤銷或修訂購回授權之日。

下文為說明函件，載有上市規則第10.06(1)(b)條規定有關購回授權之資料，旨在為股東提供所有合理需要之資料，以便股東就是否投票贊成批准購回授權之普通決議案作出決定。說明函件構成香港法例第32章公司條例第498A節所規定之建議購回之條款備忘錄。

已發行股本

於最後可行日期，本公司已發行股本之總面值為46,097,894.20港元，包括460,978,942股股份，而持有根據本公司於一九九二年七月二十日採納之購股權計劃授出而尚未行使之購股權之人士有權認購合共376,750股股份。於最後可行日期，並無任何已發行之認股權證。緊隨配售股份連同紅利認股權證發行及配發後，本公司已發行股本之總面值將為138,293,682.60港元，包括1,382,936,826股股份及276,587,365份紅利認股權證。

假設尚未行使之購股權於股東特別大會舉行日期前並未獲行使，而於股東特別大會舉行前亦無進一步發行或購回股份，待批准購回授權之有關普通決議案獲通過後，本公司可於緊隨配售新股完成後，根據購回授權最多可購回138,293,682股股份，相等於緊隨配售新股完成後本公司已發行股本之10%。

假設尚未行使之購股權於股東特別大會舉行日期前並未獲行使，而於股東特別大會舉行前亦無進一步發行或購回股份，待批准購回授權之有關普通決議案獲通過後，本公司可於緊隨配售新股完成後，根據購回授權最多可購回27,658,736份紅利認股權證，相等於配售新股完成後本公司已發行紅利認股權證總數之10%。

17. 通告

契據載有關於向認股權證持有人發出通告之規定。

每名認股權證持有人須向本公司登記一個香港地址，用作寄交須向該認股權證持有人發出之通知。

18. 監管法例

契據及紅利認股權證將受香港法例監管並按其詮釋。

(b) 因行使認購權而配發之所有股份在配發後(或在其後合理可行之情況下盡快)可在聯交所買賣，惟倘股份因一項收購全部或任何數量之股份之建議而不再在聯交所上市，而相似之建議亦有向持有紅利認股權證之人士提出，則本公司將毋須再承擔上述責任)。

15. 海外認股權證持有人

契據將載有規定，倘各董事認為本公司因登記地址為香港以外之任何地區之任何認股權證持有人行使紅利認股權證所附之認購權而向彼等發行股份乃屬不合法或不切實際者，則各董事有權決定不向該等人士發行紅利認股權證。

16. 認股權證持有人在本公司清盤時之權利

契據載有有關本公司清盤時之規定：

(a) 在本公司向股東發出召開股東大會之通告，而在會上將考慮及酌情批准一項將本公司自動清盤之決議案之情況下，本公司須就此向每位認股權證持有人發出有關之通告。據此，每位認股權證持有人有權在上文所述建議舉行之股東大會舉行前不少於兩個辦公日，以不可撤回方式將紅利認股權證證書、填妥之認購表格連同認購款額或有關部份送交本公司，行使與該等紅利認股權證有關之認購權，而本公司須據此盡快(而無論如何不遲於緊接建議舉行股東大會之日)向有關之認股權證持有人配發其因行使其認購表格所列明，與該等紅利認股權證有關之認購權所應得之股份數目；及

(b) 倘在認購期間內通過有效決議案由本公司自動清盤，而該項清盤之目的乃為根據一項協議計劃進行重組或合併，而認股權證持有人或彼等就此以特別決議案(定義見契據)指定之人士為該項協議計劃之一方，或就該協議計劃向認股權證持有人提呈一項有關建議並獲得特別決議案批准，則此項協議計劃或(視乎情況而定)建議之條款對所有認股權證持有人均具約束力。

除按上文所述情況規限下，倘本公司清盤，則於清盤開始之日尚未行使之一切認購權將告作廢，而每張紅利認股權證證書亦告失效。

12. 增發認股權證

本公司可自由按當時認為適當之方式及條款增發認股權證或其他可兑換或交換為股份或附有權力可認購股份之證券。

13. 本公司之承諾

本公司在契據中承諾(其中包括)在任何認購權仍可行使之情況下：

(a) 由任何認購權被行使之日起，本公司在有關認購日期起計二十八個辦公日內，將會配發及發行股份(以根據上述行使認購權而須予配發者為限)，此等股份在各方面將會與有關認購日期之已發行股份享有同等權益，而該等股份之持有人將有權享有本公司在有關認購日期後所宣派、派付或作出之一切股息或其他分派(不包括以往已宣派或建議或議決將予派付或作出，而有關之記錄日期定於有關認購日期當日或之前之任何股息或其他分派)；

(b) 將本公司之經審核賬目及一般會寄予股份持有人之一切其他通知，報告及通訊寄予股份持有人之同時，亦寄予認股權證持有人；及

(c) 將會支付因簽署契據、設立及以記名方式首次發行認股權證、行使認購權及在行使認購權時發行股份所需支付之一切印花税、資本税，登記手續費或其他類似費用；及

(d) 本公司將會保留足夠之普通股本(定義見契據)以全數應付當時尚未行使可認購及兑換股份之權力被行使時所需。

14. 上市

在股份於聯交所上市之期間內，本公司將會盡最大努力以促使：

(a) 紅利認股權證在認購期間內任何時間均可在聯交所買賣，惟倘紅利認股權證因一項收購全部或任何紅利認股權證之建議而不再在聯交所上市，則本公司將毋須再承擔上述責任；及

(c) 倘認股權證持有人乃一間結算所(見香港法例第420章之證券及期貨(結算所)條例中之定義)或該結算所之代理人，可授權其認為適當之人士擔任代表或投票代表人出席任何認股權證持有人大會，惟倘獲授權之人士超逾一位，則授權書或代表委任表格須列明每位就此獲授權之代表或投票代表人所代表之紅利認股權證數目及類別。每位就此獲授權之人士將有權就有關授權列明之紅利認股權證數目及類別行使權力，猶如彼乃紅利認股權證之個別持有人無異。

8. 法定人數

舉行認股權證持有人會議之法定人數將為兩位或以上之認股權證持有人親身或委派代表出席，且合共代表不少於當時已發行而尚未行使之認購權之價值之10%，而除非在任何該等會議上開始處理事務時有足夠法定人數，否則不可處理任何事務(任命主席除外)。

9. 補發認股權證證書

紅利認股權證證書如有殘缺、塗污、遺失或損毀，本公司可酌情補發新證書，申請補發須向本公司當時之登記處主要辦事處辦理，補發新證書須繳交有關費用並按本公司所規定之證明、賠償及／或抵押之條款辦理，且須繳付本公司所釐定不超過2.50港元(或聯交所規則指定不時允許之其他較高數額)之費用。殘缺或塗污之紅利認股權證證書須交回始獲補發新證書。

倘遺失紅利認股權證證書，應遵守香港法例第32章之公司條例第71A條規定辦理手續，猶如在該等分節所述之「股份」包括紅利認股權證。

10. 認購權之保障

契據載有本公司作出之若干承諾及對本公司之若干規限，旨在保障認購權。

11. 催促行使

倘於任何時候尚未行使之紅利認股權證之總額相等或不足紅利認股權證總額所附之認購權總額之行使款項10%，則本公司可發出不少於3個月通知要求認股權證持有人行使其認購權或任由紅利認股權證作廢。上述通知期滿後，所有尚未行使之紅利認股權證將自動註銷而毋須向認股權證持有人作出賠償。

5. 暫停為認股權證持有人辦理過戶登記手續

紅利認股權證之過戶登記手續可在董事不時決定之期間內暫停辦理，惟此等期間合併計算後在任何一年內合共不得超逾三十日。在暫停為認股權證持有人辦理過戶登記手續之期間內，倘本公司及任何人士根據紅利認股權證進行有關過戶或行使紅利認股權證所附之認購權，又或(視情況而定)本公司及行使紅利認股權證所附之認購權(不包括其他)之認股權證持有人根據紅利認股權證進行有關過戶或行使紅利認股權證所附之認購權，則將被當作在重新開始辦理認股權證持有人過戶登記手續後隨即進行。

6. 購回及註銷

本公司或其任何附屬公司均可隨時以下列方式購回紅利認股權證：

(a) 按任何價格在公開市場或以招標形式購回(所有認股權證持有人均可投標)；或

(b) 以私人協議方式按不超過於聯交所購回紅利認股權證之日期前每份紅利認股權證在聯交所之收市價110%之價格(未計費用)購回一手或以上之認股權證，但不得以其他方式購回。

所有按上述方式購回之紅利認股權證將立即予以註銷，且不得再發行或再出售。

7. 認股權證持有人大會及權利之修訂

(a) 契據載有為考慮任何影響認股權證持有人權益之事項而召開之認股權證持有人大會之規定，其中包括通過特別決議案(定義見契據)對契據之規定及／或紅利認股權證證書所列之條款及條件加以修訂。凡於此等大會正式通過之特別決議案對認股權證持有人均具約束力，不論其有否出席大會。

(b) 紅利認股權證當時附有之全部或任何權利(包括契據之任何規定)可不時(無論本公司是否結束營業)予以修訂或廢除(包括豁免遵守紅利認股權證證書及／或契據所列之條款及條件或免除或批准任何以往曾經出現或建議違反紅利認股權證及／或契據所列條件規定之情況，惟此舉並不影響本細則之一般效力)，修訂或廢除上述規定須通過特別決議案認可。

(e) 認購價之每項調整須由核數師(定義見契據)或認可商人銀行(定義見契據)證實屬公平及適當，並須就每次調整向認股權證持有人發出詳列有關資料之通知。在發出任何證明書或根據契據作出任何調整時，核數師或認可商人銀行將會被視為以專家之身份(而並非以仲裁人之身份)進行，而除非出現重大誤差之情況下，否則彼等之決定將為最終決定，對本公司及認股權證持有人及透過彼等作出要求之一切人士均具約束力。由核數師或認可商人銀行發出之任何該等證明書，在本公司於香港之主要營業地點可供認股權證之持有人查閱及索取副本。

3. 記名認股權證

紅利認股權證將以記名方式發行。本公司有權視任何紅利認股權證之登記持有人為絕對擁有人，因此，除非經由具有關司法權力之法院頒佈指令或法例規定，不論本公司是否收到明確通知或其他通知，本公司概不承認任何其他人士對該等紅利認股權證之衡平權或其他索償要求或權益。

4. 轉讓、過戶及登記

(a) 紅利認股權證之認購權將可以任何常用或通用格式之轉讓文件或其他由董事批准之格式之轉讓文件以0.17港元(整數或其倍數)予以轉讓，而倘轉讓人及／或承讓人為中央結算(代理人)有限公司或其繼任公司，則過戶可以機印簽署方式或由一位獲授權人士代其簽署。本公司因此將在香港(或在董事經考慮監管紅利認股權證上市之適用規定後，在認為適當之其他地區)設立認股權證持有人登記冊。契據載有有關登記、轉讓及過戶之規定。

(b) 擁有紅利認股權證但並未以本身之名義登記為紅利認股權證持有人之人士在行使紅利認股權證之時或須就彼等辦理在轉讓或行使紅利認股權證前(特別在認購期間最後一日(包括該日))前十個辦公日之期間內)之任何特快重新登記手續而支付額外費用及開支。

(c) 由於紅利認股權證在有關監管機關之適用法例或法規、契據之條款及有關情況許可下，將由中央結算系統接納，本公司可將紅利認股權證之最後買賣日期定於認購期間最後一日倒數三個交易日之前。

(iii) 將根據契據所載之條款及條件在若干情況下成立之認購權儲備（定義見契據）（或其他溢利儲備）或根據任何其他可換股或附有權利認購股份之證券之條款而設立之類似儲備全部或部份撥充資本以發行繳足股份；

(iv) 本公司根據以股代息計劃發行股份以代替現金股息，將不少於依此發行之股份面額之款額撥充資本，而此等股份之市價（根據契據所載方法計算）不高於股份持有人可選取或原應以現金收取之股息款額之110%；或

(v) 本公司根據購股權計劃（定義見契據）發行股份或其他證券或本公司或任何附屬公司之其他證券或給予認購股份之權利予本公司或任何附屬公司之董事或僱員。

(c) 雖有上文(a)及(b)分段所述之規定，在本公司認為認購價毋須根據上文規定作出調整，或須按不同之基準計算，或即使按上述規定毋須作出調整但本公司認為應對認購價作出調整，或根據有關規定作指定以外之不同日期或不同時間作出調整，本公司可委任核數師（定義見契據）或一間認可商人銀行（定義見契據）考慮擬進行之調整（或毋須調整）是否公平及適當地反映受影響人士之有關權益，並陳述有關理由。如該核數師或認可商人銀行認為確屬不公平，則可更改或取消調整，或以該核數師或認可商人銀行（視情況而定）證明為其認為適當之方式作出調整以代替毋須調整（包括但不限於按不同基準計算而作出調整）及／或應在其他日期及／或時間作出調整。

(d) 認購價之任何調整將計算至最接近之1仙（少於半仙之金額不予計算，而多於半仙之金額則計作1仙）。如認購價經調整所需調低之金額少於1仙則不予調整，而其他所需之任何調整均不予結轉。除因將股份合併為較大面值或因購回股份外，不作任何可能提高認購價之調整。

(ii) 本公司以溢利或儲備金(包括任何股份溢價賬或資本贖回儲備金)撥充資本之方式發行入賬列為繳足股款之股份(根據以股代息計劃發行股份以代替現金股息者除外);

(iii) 本公司由於削減資本或其他原因(不包括因本公司購買股份)向股份持有人按彼等之資格作出資本分派(定義見契據);

(iv) 本公司授予股份持有人(按彼等之資格)以現金收購本公司或任何其他附屬公司資產之權利;

(v) 本公司向現有股東提出可按低於市價(按契據所載規定計算)90%之價格以配售新股以供認購之方式或授予可認購新股之購股權或認股權證之方式提呈發售新股;

(vi) 本公司或任何其他公司全部以現金作為代價發行可換股、可交換或附有權利認購新股份之證券,而每股股份之實際總代價(定義見契據)低於市價(按契據所載規定計算)之90%,或任何該類發行之換股權、交換權或認購權有所更改以致所述實際總代價低於市價之90%;

(vii) 本公司全部以現金作為代價按抵於市價(按契據所載規定計算)之90%之價格發行股份;及

(viii) 本公司購回股份、可兑換為股份之證券或任何可認購股份之權利,而董事在有關情況下認為適合對認購價作出調整。

(b) 除下文(c)分段所述者外,在下列情況下則毋須作出上文(a)分段所述之調整:

(i) 本公司因任何附於可換股證券之換股權或因購股權利(包括認購權)獲行使而發行繳足股份;

(ii) 本公司發行股份或本公司或任何附屬公司發行可全數或部份兑換為股份或附有購股權之證券,作為收購任何其他證券、資產或業務之代價或部份代價;

(c) 本公司不會配發任何零碎股份，惟行使紅利認股權證證書所指定之認購權而支付零碎認購款項之餘款將會由本公司退還認股權證持有人，惟倘同一名認股權證持有人在同一認購日期行使兩份或以上之認股權證證書所附之認購權，則在確定是否會產生任何零碎股份(倘產生零碎股份，則須確定該等零碎股份之數目)時，該等認股權證證書之認購權將會合併計算，在適用之情況下，可依據契據條文第6(C)條之規定。

(d) 本公司將於配發及發行股份後，盡速(無論如何不得遲於有關認購日期後二十八個辦公日)向行使任何認購權而獲配發股份之認股權證持有人免費發給下列各項：

(i) 認股權證持有人名下之有關股份之股票；

(ii) 在適用之情況下，以記名方式發給此等認股權證持有人名下任何有關紅利認股權證證書之未經行使之認購權之餘額紅利認股權證證書；及

(iii) 在適用之情況下，上文(c)分段所述認股權證持有人有權獲得但不予配發零碎股份之行使款項之支票。

因行使認購權而發行之股票、餘額紅利認股權證證書(如有)及有關認股權證持有人不獲配發零碎股份之行使款項之支票(如有)，將以平郵投遞方式按認股權證持有人之地址寄交該等認股權證持有人(或如屬聯名持有人)，則寄交於有關之認股權證持有人名冊上名列首位之認股權證聯名持有人之地址，如有郵誤，由有關認股權證持有人負責。如本公司同意，該等證書及支票亦可事前安排本公司當時之登記處保留，以待有關認股權證持有人領取。

2. 認購價之調整

契據詳載有關調整認購價之規定，以下概述契據內有關調整之規定：

(a) 在下列情況下，認購價將依照契據所載規定予以調整(下文(b)及(c)分段所載之情況除外)，然而，不可調整至低於股份面值，直至認購權儲備(定義見契據)維持在契據條文第6條所規定之水平為止：

(i) 每股股份因合併，拆細或重新分類而更改面值；

紅利認股權證將根據本公司於二零零二年六月四日(「**記錄日期**」)簽署之平邊契據(「**契據**」)之規限而發行，並享有該契據所載之權益。紅利認股權證將以記名方式發行並自成一類，且每份紅利認股權證於各方面均享有同等權益。假設及根據於記錄日期將予發行之配售股份總數合共921,957,884股計算，根據紅利發行而將予發行之紅利認股權證合共值47,019,852港元。

紅利認股權證代表本公司向紅利認股權證持有人(「**認股權證持有人**」)直接承擔契據所述之責任。該等持有人有權行使下文第1段所述之認購權。除上文所述者外，認股權證持有人無權享有本公司作出之任何分派及／或參與本公司提呈發售其他證券之建議。下文乃契據之主要條文概要及紅利認股權證證書所載之紅利認股權證之主要條款及條件概要。認股權證持有人享有所有該等條款及條件與契據規定之權益，且須受其約束並視為已知悉其內容。認股權證持有人可在本公司當時在香港之主要營業地點索取契據之副本。

1. 行使認股權

(a) 身為紅利認股權證當時之記名持有人，每位認股權證持有人均有權(「**認購權**」)據此在二零零二年七月四日(預期紅利認股權證在聯交所開始買賣之日)起至二零零三年六月三十日(包括首尾兩天)之期間(「**認購期間**」，而任何認購權被正式行使之日即稱為「**認購日期**」)內，可以現金按0.17港元為單位(整數或其倍數)(「**認購款項**」)認購其紅利認股權證證書所指定之全部或部份股份(但不可認購不足一股股份)數目。認股權證持有人有權行使其紅利認股權證證書所附之認購權，按每股股份0.17港元之價格(可根據下文所述之規定予以調整)(「**認購價**」)認購繳足股款之股份。任何於認購期間結束後仍未行使之認購權將會作廢，而有關之紅利認股權證及紅利認股權證證書在認購期間結束後在任何方面均不會再有任何效力。此等條文所指之「**股份**」乃股份或因股份拆細、合併或重新分類而產生之本公司股本中之股份。

(b) 每份紅利認股權證證書均附有一份認購表格(「**認購表格**」)。認股權證持有人如欲行使認購權，須填妥及簽署認購表格，將認購表格及認股權證證書連同行使認購權認購股份之有關認購款項之股款，一併送交本公司當時之登記處。認購股份時必須遵守任何當時適用之外滙管制、財政或其他法例或規則。

吾等獲知會，一方面，買方並無支付最後兩期款項，而另一方面，發展工程並無按照協議基礎所述方式進行。吾等亦獲知會，發展項目之主要大廈承建商並同時為訂立該等協議之一方及惠州政府擁有之公司，現時亦已解散。

4. 鑑於上述買賣協議訂約各方並無履行協議責任，吾等對此之指示為運用吾等之專業判斷觀察市場上有興趣買家從而達致該物業之價值，並就此給予意見。在考慮有關因素後，吾等認為，投標人對該物業之投標價（如有）應計入上述買賣協議連同任何其他有關未能生效或有效之合同，並假設(i)毋須向該集團支付賠償或由該集團支付賠償，(ii)原建築計設建議書已取消及(iii)有關保存現有規劃作惠州市區全新發展項目之新設計將會獲得批准。因此，吾等之估值亦以該等假設為基準。

5. 建議發展項目之「完成之資本值」約為1,820,000,000港元。

6. 於二零零二年二月二十八日，估計總建築成本約為1,300,000,000港元，包括專業費用及融資費用。

7. 法律意見要點概述如下：

   i. 惠州燦榮房產有限公司、惠州緯通房產有限公司及惠州澤利房產有限公司乃根據中國法例正式成立並有效存在。

   ii. 惠州燦榮房產有限公司、惠州緯通房產有限公司及惠州澤利房產有限公司分別獲發1805號地段、1806號地段及1810號地段土地使用權。

   iii. 惠州燦榮房產有限公司有權使用、租賃、轉讓或抵押1805號地段。

   iv. 惠州緯通房產有限公司有權使用、租賃、轉讓或抵押1806號地段。

   v. 惠州澤利房產有限公司有權使用、租賃、轉讓或抵押1810號地段。

8. 吾等獲知會，直至二零零二年二年二十八日，已完成工程及地盤上物料總值合共人民幣57,233,000元，不包括專業費用及融資費用。然而，吾等在進行估值時，並無將該開支加入吾等計算之土地元素應佔價值上，吾等改為考慮(i)就任何日後經修訂建築格式採用已完成工程之可能性（無論需更改與否），及(ii)日後在已完成工程上動工興建任何大廈時可省回之建築成本。就估值而言，吾等推斷該等工程為無商業價值。

9. 吾等獲知會，惠州燦榮房產有限公司、惠州緯通房產有限公司及惠州澤利房產有限公司均由該集團擁有70%權益。吾等乃假設所有地税已全部繳清，從而對該物業在現時狀況下之多數權益（已計入惠州燦榮房產有限公司、惠州緯通房產有限公司及惠州澤利房產有限公司有權分佔落成後物業任何純利之90%及須承擔之一切成本及風險）進行估值。吾等之估值已計入直至二零零二年二月二十八日之已完成工程及在地盤上物料之價值（如有）。

物業	概況及年期	於二零零二年二月二十八日估值物業權益之資本值
	1806號地段第一期發展計劃之若干建築工程已完成，惟所有工程已終止。吾等獲知會，該集團不擬根據上述建議進一步繼續建築工程。 根據三份國有土地使用證，土地使用權已授予燦榮有限公司(1805號地段)、緯通有限公司(1806號地段)及澤利發展有限公司(1810號地段)，由一九九二年九月十四日起，為期70年。	

附註：

1. 於一九九三年七月二十九日訂立三份合營合同，成立下列三間合營公司：

地段編號	合營公司名稱	甲方	乙方	註冊資本
1805	惠州燦榮房產有限公司	惠州市嘉誠開發有限公司及惠州市大亞灣發展總公司	燦榮有限公司	31,878,000港元
1806	惠州緯通房產有限公司	惠州市嘉誠開發有限公司及惠州市大亞灣發展總公司	緯通有限公司	109,200,000港元
1810	惠州澤利房產有限公司	惠州市嘉誠開發有限公司及惠州市大亞灣發展總公司	澤利發展有限公司	7,870,000港元

各合營公司之資本及所有成本均由乙方負擔。股份全由乙方擁有。純利則由甲方分佔10%而乙方分佔90%。

2. 吾等在進行估值時，吾等曾查閱下列文件副本：

   i. 有關合營公司獲發由一九九四年一月十四日至二零六四年一月十三日為期70年之商業執照。

   ii. 惠州規劃局於一九九四年六月九日原則上批准全部三個地段之建築設計建議書。

   iii. 於一九九四年九月七日發出之預售許可證，有關將1806號地段商業／住宅物業總建築面積合共99,440平方米之1046個單位在中國預售，而總建築面積合共79,837平方米之840個單位在中國境外預售。

3. 根據兩項於一九九四年九月七日訂立之買賣協議，1806號地段部份第一期發展項目(六樓至二十五樓之所有辦公室及公寓住宅大廈)分兩組物業預售予兩間公司，一組物業預售予一間公司。該兩名買家為於中國註冊之公司，並由惠州政府全資擁有。兩項協議總代價合共人民幣818,491,770元，其中10%已向賣方支付，餘款則以協議之方式分三期支付：

   i. 經鑒定完成地基工程(包括基層工程及三層地庫)時支付10%，惟不可遲於一九九五年八月三十日；

   ii. 經鑒定完成上蓋工程時支付10%，惟不可遲於一九九六年八月三十日；

   iii. 於一九九七年二月二十八日或之前支付70%。

物業	概況及年期	於二零零二年二月二十八日估值物業權益之資本值
4. 中華人民共和國廣東惠州江北路18區1805、1806及1810號地段港澳廣場地盤	該地盤包括位於指定為惠州未來商業中心區之18區合共十個發展地段中之三個地段。	111,000,000港元(多數權益，詳載於附註1)

該地盤面積如下：

1805號地段	19,007平方米
1806號地段	26,844平方米
1810號地段	5,960平方米
合計：	51,811平方米

建議興建之多幢大廈如下：

1805號地段
一幢三十二層高(連兩層地庫)複合式大廈，於平台提供1,044個公寓住宅、商舖及娛樂消遣設施及地庫泊車位；

1806號地段
第一期：　兩層商舖地庫、五層高(連承台)內置商舖、展覽大堂、食肆及娛樂消遣設施之平台、二十層高相連雙子式辦公室大廈、及二十層高三幢相連公寓住宅大廈提供720個公寓住宅；

第二期：　七十二層高大廈，提供辦公室、公寓住宅、酒店及附屬設施、及地庫停車場；

1810號地段
十三層高停車場，其下為地下及地庫食肆。

總建築面積為693,210.84平方米，其分佈如下：

地段	1805 (平方米)	1806 第一期 (平方米)	1806 第二期 (平方米)	1810 (平方米)
總商業建築面積	21,012.10	61,883.95		4,156.22
總住宅建築面積	90,984.60	118,381.00	201,015.11	–
總辦公室樓建築面積	–	95,044.25		–
總泊車位、天台及其他建築面積	19,053.10	32,629.19	21,987.34	27,063.98
總計：	131,049.80	307,938.59	223,002.45	31,220.20

v.　在75%住宅預售後一個月內，乙方有權按每平方呎400港元購買甲方分佔25%之落成物業。

vi.　發展項目當中有不少於70%可售予及允許預售予中國境外人士。乙方將負責向中國境內外買家推廣發展項目，並可全權委任其海外市場推廣代理。甲方同意協助乙方在中國境內進行市場推廣。

vii.　於合營期間，乙方在將其權益轉讓前須經甲方預先同意，而甲方有權優先購買乙方之權益。

viii.　整個建築期間初步定為36個月。建築工程須於70%住宅單位預售後完成。

3.　吾等在進行估值時，吾等亦曾查閱下列文件：

i.　甲方於一九九二年四月十七日獲發之建築土地使用規劃證。

ii.　紅線圖。

iii.　有關合營公司於一九九二年七月四日獲發為期50年之商業執照。

iv.　於一九九三年三月十日就原則上批准建議發展項目所發出之函件。

4.　合營公司於一九九五年一月三十日獲發穗房預字第950031號商品物業預售許可證，可將總建築面積88,906平方米作國內及海外預售。

5.　合營公司於一九九六年九月四日分別就總建築面積19,806.50平方米之三層地庫及總建築面積19,878.32平方米之五層平台獲發穗房地証字第201532號及201535號房地產業權證。

6.　商業平台之建築工程已實際完成，而高層辦公室／公寓住宅大廈之建築工程則暫停。吾等獲知會，直至二零零二年二月二十八日，已完成工程及地盤上物料總值合共人民幣343,192,682元(不包括專業費用及融資費用)。

7.　法律意見要點概述如下：

i.　合營公司乃根據中國法例正式成立並有效存在。

ii.　合營公司擁有之土地使用權可作住宅及商業用途。

iii.　合營公司擁有三層地庫及五層平台之大廈業權，並有權使用、出租或轉讓該部份物業。

8.　吾等獲知會，乙方由該集團全資擁有。吾等乃假設所有地稅已全部繳清，從而對乙方應佔該物業在現時狀況下之多數權益進行估值，並已計入乙方有權分佔落成後物業之75%權益及有權優先購買其餘25%及須承擔之一切建築成本。吾等之估值已計入直至二零零二年二月二十八日之已完成工程及在地盤上物料之價值。

物業	概況及年期	於二零零二年二月二十八日估值物業權益之資本值
3. 中華人民共和國廣州海珠區江南大道及昌崗中路保華廣場(前稱江南廣場)	該物業包括一幢於面積為10,603平方米(114,131平方呎)土地上建成之複合式大廈。 該發展項目將有五十二層高(連三層地庫),兩層低層地庫為泊車位、高層地庫為零售店舖及機房、一樓至三樓為零售店舖、四樓至六樓為食肆及娛樂設施、七樓至二十七樓及四十八樓為辦公室、二十九樓至四十七樓為全面裝修公寓住宅、五十樓為觀景台而二十八樓、四十九樓、五十一及五十二樓為機房。該大廈之總建築面積如下:	340,000,000港元(多數權益,詳載於附註8)

用途	平方米	平方呎
零售及娛樂:	24,366.22	262,278
辦公室:	35,532.42	382,471
公寓住宅:	30,687.09	330,316
機房/泊車位/觀景台:	23,442.96	252,340
	114,028.69	1,227,405

根據於一九九二年十一月十八日發出之國有土地使用權證,廣州江南房產有限公司獲發土地使用權,為期70年(住宅用途)、40年(商業用途)及50年(工業用途)。

附註:

1. 如國有土地使用權證所示,總地盤面積為10,603平方米,而建築土地面積則為8,000平方米。該地盤可作住宅、商業及工業用途。該使用證附有廣州市城鄉建設委員會及廣州市海珠區城市建設開發公司於一九九二年九月二十一日訂立之土地使用權合同。

2. 廣州市海珠區城市建設開發公司(「甲方」)及其鋒有限公司(「乙方」)於一九九二年五月六日訂立合營合同,成立合營公司廣州江南房產有限公司。合營年期為50年。成立合營公司主要為在該地盤建造、出售及/或出租商業及住宅單位。若干主要特點概述如下:

    i. 全部註冊資本68,000,000港元均由乙方出資。甲方須於訂立合約日期起計六個月內使對象地盤達到空置,已平整及可隨時接駁公用施設之狀況,而甲方亦須負責將土地達至該狀況所引致之所有成本。

    ii. 國家徵收之任何土地使用費須由訂約雙方按彼等於落成項目分佔權益比例分擔。

    iii. 除上文i)及ii)所述成本,所有開發成本均由乙方負擔。

    iv. 落成後物業將按用途、層數及範圍由甲方分佔25%及乙方分佔75%。

3. 合營公司已獲發商業執照，由一九八七年一月十五日開始至二零一七年一月十五日，為期30年。

4. 法律意見要點概述如下：

   (i) 合營公司乃根據中國法例正式成立並有效存在。

   (ii) 合營公司在合營期間擁有該物業之樓宇業權及樓宇使用權，惟在取得有關政府機構事先批准前，合營公司不可將該等權利轉讓或出租。

   (iii) 該酒店之多個部份包括地下購物商場、兩層夜總會及食肆地下及一樓經已作抵押。中國農業銀行廣州分行為承押人。

5. 該酒店現時由該集團經營。

6. 於二零零一年十二月三十一日，購物商場多個空位、亭及櫃位、大堂及二樓已租予多個租客，租期於二零零一年至二零零九年間屆滿，合共產生月租人民幣249,091.7元。二樓空位租予一間證券公司，由一九九九年一月一日起，為期8年，初步租金為人民幣128,880元。五、六、七及二十六樓多個辦公室套房以短期租約租予多個租客；惟五及六樓若干部份則租予上述之證券公司，租期至二零零七年屆滿。

7. 吾等獲知會，乙方之多數權益由該集團擁有。吾等乃按照該物業整體可按合營合同及其補充合同之條件，以酒店全面運作之現況經營，對乙方所應佔之重大權益（計入乙方可在補償於該物業之總投資前分佔100%純利，其後則佔80%純利）進行估值。

物業	概況及年期	於二零零二年二月二十八日估值物業權益之資本值
2. 中華人民共和國廣州海珠區江南大道348號廣州珀麗酒店（前稱廣州江南大酒店）	該物業包括一幢二十六層高以鋼筋混凝架建造之四星級酒店，其下為兩層地庫。該物業有395間客房及套房（11間現時作內部使用）、26間公寓式單位及56間辦公室套房、購物商場、3間中式食肆、一間咖啡店、休息室酒吧、一間兩層卡拉OK夜總會、多用途展覽廳、商業中心、附設池邊酒吧游泳池、一間健身室、一間遊樂室及2個網球場。其中一間中式食肆及夜總會由外界租客經營。該酒店包括後勤支援服務辦事處及行政辦公室。 該酒店佔地11,583平方米（124,679平方呎）。 該酒店提供總建築面積42,029平方米（452,400平方呎）。 該酒店於一九八九年落成及開始經營。 廣州江南大酒店有限公司於一九九三年一月獲發房地產業權證及國有土地使用證，惟並無列明年期。	200,000,000港元（多數權益，詳情載於附註7）

附註：

1. 根據國有土地使用證，該土地允許作酒店用途。

2. 根據廣州聯星農工總公司（「甲方」）及合榮投資有限公司（「乙方」）於一九九二年五月六日訂立之合營合同及於一九九二年五月七日訂立之補充合同，訂約雙方同意合作經營廣州江南大酒店有限公司（「合營公司」）及該酒店，由合營公司獲發商業執照當日（即一九八七年一月十五日）起計，為期50年。該等合同訂明之若干特點如下：

   i. 註冊資本合共11,500,000美元，由甲方持有1%而乙方則持有99%。雙方在將其（全部或部份）權益轉讓予任何人士（應包括其控股公司、附屬公司及聯營公司）之前，應先取得有權以相同條款及款件優先購買有關權益之另一方同意。

   ii. 合營公司之總投資額（於一九九三年五月二十五日經甲乙雙方確認為28,282,828.28美元）全部由乙方出資，而乙方可先從除稅後溢利及折舊免稅額中補償其於合營公司之總投資額（包括本金及利息），其後純利則按甲方佔20%而乙方佔80%之比例分配。

   iii. 乙方負責經營及管理該酒店。

   iv. 於合營期限屆滿時，合營公司之固定資產將歸甲方所有。

2. 合營公司之商業執照已經發出，有效期由一九九二年一月十日起至二零四二年一月十日。

3. 法律意見要點概述如下：

(i) 合營公司乃根據中國法例正式成立並有效存在。

(ii) 合營公司已取得土地使用權以擁有深圳發展中心之對象物業。

(iii) 辦公室單位801、802A、802B、803、807、808、901、902、1401、1404、1405、1406、1407、2201、2207及2208號經已作抵押。中國農業銀行香港分行為承押人。然而，已於二零零零年十二月二十二日簽訂解除抵押協議，惟尚未於深圳物業按揭註冊處登記。

(iv) 地下零售店鋪已抵押予廣東發展銀行深圳分行。

(v) 合營公司有權使用、租賃、轉讓或抵押尚未抵押之對象物業。

(vi) 在承押人之同意書規限下，合營公司有權使用、租賃、轉讓或抵押已作抵押之對象物業。

4. 吾等獲建議該集團乃部份擁有Meiner Investment Limited。

估值證書

物業	概況及年期	佔用詳情	於二零零二年二月二十八日估值物業權益之資本值
1. 中華人民共和國深圳人民南路深圳發展中心地庫全層、地下零售舖位B-L1、B-L2、B-01、B-02、B-03、B-Q'T、B-R'D、C-01、A-L01及A-LO2、辦公室單位801A、801B-03、807、808、901、902、1401A-01B、1404-05A、1405B、1406、1407、1502B、1507、2201-03、2207及2208、及全部189個泊車位	該樓宇包括一幢四十五層高（包括地庫）主要大廈，提供零售店舖、商業及辦公室單位及六層機房／生活設施、及一幢九層高其中六層為停車場提供189個泊車位及娛樂消遣設施之附設大廈 該樓宇於一九九二年十月落成。 目標大廈總建築面積為： 地庫　2,919.90平方米 地下　1,411.28平方米 辦公室單位　3,795.67平方米 總計：　8,126.85平方米 深圳經濟特區發展中心有限公司已獲發土地使用權證，由一九九二年一月十六日起計，為期50年，可作商業及辦公室用途。	地庫出租作夜總會，租期至二零零四年四月止，現時月租為人民幣200,000元。 地下零售店舖出租予多名租客，租期於二零零二年五月至二零零六年十二月間屆滿，合共月租人民幣166,617元。 總建築面積合共1,853.43平方米之辦公室單位已出租，租期於二零零二年三月至二零零三年十二月間屆滿，合共月租人民幣137,773元。辦公室單位2201-03、2207及2208由業主自用。 泊車位按月或按時或按短期出租。	42,200,000港元 （100%權益）

附註：

1. 根據深圳經濟特區發展公司（「甲方」）及Meiner Investment Limited（「乙方」）於一九九一年九月十四日訂立之合營合同，合營公司深圳經濟特區發展中心有限公司可(i)將落成發展項目經營酒店、中式及西式食肆、咖啡店、舞廳、劇院、蒸汽浴室、娛樂室、網球場、壁球場、健身室及天台直升機停機坪，及(ii)出租或出售落成發展項目之零售店舖、展覽單位、陳列室、辦公室及泊車位。合營公司之資本由甲方出資10%及乙方出資90%。所有純利均按資本出資比例分派。合營公司可由獲發合營公司商業執照當日（即一九九二年一月十日）起經營50年。

估值概要

物業	估值之物業權益	二零零二年二月二十八日估值物業權益之資本值（港元）	該集團應佔估值物業權益百分比	於二零零二年二月二十八日該集團應佔之資本值（港元）
第二類 — 發展中或持作供日後發展之物				
3. 中華人民共和國廣州海珠區江南大道及昌崗中路保華廣場（前稱江南中心）	該集團一間全資擁有附屬公司其鋒有限公司（附註2）應佔多數權益	340,000,000	49.17%	167,178,000
4. 中華人民共和國廣東惠州江北路18區1805、1806及1810號地段港澳廣場地盤	該集團非全資擁有附屬公司燦榮有限公司、緯通有限公司及澤利發展有限公司（附註3）應佔100%權益	111,000,000	45.89%	50,938,000
	第二類小計：	451,000,000		218,116,000
	總計：	693,200,000		348,108,000

附註：

1. 合榮投資有限公司在補償其於該物業之投資總額前有權分佔100%純利，其後則分佔80%純利。

2. 其鋒有限公司有權擁有完成發展項目之75%權益，並擁有其餘25%權益之優先權，並須負擔100%建築成本。

3. 燦榮有限公司、緯通有限公司及澤利發展有限公司有權分佔90%純利，並須負擔全部成本及風險。

估值概要

物業	估值之物業權益	二零零二年二月二十八日估值物業權益之資本值 (港元)	該集團應佔估值物業權益百分比	於二零零二年二月二十八日該集團應佔之資本值 (港元)
第一類 — 持作投資或供日後銷售之物業				
1. 中華人民共和國深圳人民南路深圳發展中心地庫全層、地下零售舖位B-L1、B-L2、B-01、B-02、B-03、B-Q'T、B-R'D、C-01、A-L01及A-LO2、辦公室單位801A、801B-03、807、808、901、902、1401A-01B、1404-05A、1405B、1406、1407、1502B、1507、2201-03、2207及2208、及全部189個泊車位	該集團一間非全資擁有附屬公司深圳經濟特區發展中心有限公司應佔100%權益	42,200,000	56.38%	23,792,000
2. 中華人民共和國廣州海珠區江南大道348號廣州珀麗酒店(前稱廣州江南大酒店)	該集團一間非全資擁有附屬公司合榮投資有限公司(附註1)應佔多數權益	200,000,000	53.10%	106,200,000
	第一類小計：	242,200,000		129,992,000

吾等在頗大程度上倚賴　閣下所提供之資料，並已接納　閣下就圖則批准或法定通告、地役權、年期、建築成本、租金、地盤及樓面面積、業績結果及預測及所有其他有關事項而向吾等提供之意見。估值證書內所列之所有量度、尺寸及面積均為約數，乃根據　閣下提供之資料列出。吾等無理由懷疑由　閣下提供予吾等之資料之真實性及準確性，該等資料對吾等進行之估值而言乃非常重要。吾等亦獲建議所獲提供之資料並無遺漏重大因素。

吾等之估值並無考慮任何物業所欠負之任何抵押、按揭或債項，以及出售成交時或須承擔從而影響銷售之任何開支或税項。吾等假定該等物業概不附帶任何可影響其價值之繁重負擔、限制及支銷。

至於中國物業權益而言，吾等乃以當地貨幣進行估值，即人民幣(「人民幣」)，並以估值日之滙率兑換為香港元(「港元」)，即1港元=人民幣1.068元。

本函件及估值證書乃為本函件之收件人採用而編製，吾等概不對任何參考本文件之第三者負責。

未經吾等以吾等之形式及涵義發出之書面批准，不得將本函件及估值證書全部或部份內容或任何參考以任何形式轉載於任何出版文件、通函或聲明。

隨函附奉吾等之估值證書。

此致

香港
九龍
觀塘鴻圖道51號
保華企業中心8樓
中策集團有限公司　台照

代表
世邦魏理仕有限公司
估值及顧問服務部
聯席董事
源國民
AHKIS MRICS
謹啟

二零零二年五月十日

吾等在估值時，乃假設業主將該等物業在公開市場求售，而無憑藉遞延條款合約、售後租回、管理協議或任何類似安排，引致該等物業之價值得以提升。

第二項物業為一間全面運作之酒店，在對之進行估值時乃參考收入估值法。採用此估值法時，吾等考慮到物業產生收入之能力、過去三年經營業績、酒店業現時市場數據(例如稅率及與對象物業相似地區之入住率)，從而進行估值。吾等對酒店進行估值時，對未計所得稅前收入淨額進行調整及按撥充資本率4.5%撥充資本。吾等對該物業進行估值時乃以酒店已全面運作為基礎，包括土地、樓宇、買賣裝置及設備、經營器材、傢俬、貨倉及汽車。

吾等對其他物業進行估值時，乃參考銷售比較法。在估值**第三項物業**(廣州Paul Y. Plaza)時，吾等乃參考對象物業於完成時可資比較物業銷售情況，並計入對象物業竣工所需建築成本。**第四項物業**，吾等乃參考可資比較土地銷售情況，並在土地價值中加入於估值日已動用之建築成本。

吾等在對**第三項物業**進行估值時，吾等乃假設該物業可按向吾等提供之規劃及發展數據如期竣工，而需向有關政府機構對整個發展項目取得之所有同意書、批文及執照將按照物業發展進度如期取得，而並無出現任何繁重情況或不適當之耽擱。吾等假設落成後之樓宇可自由地向當地及海外買家整幢或分層出售。

吾等並無查實位於中華人民共和國(「中國」)之其他物業之業權。吾等獲北京合資格律師金杜律師事務所提供有關該等物業權益之業權文件摘錄副本及法律意見(「法律意見」)。根據法律意見，該集團全部或部份擁有該等物業權益。

根據該集團提供予吾等之資料及法律意見，業權及主要批文、同意書或執照情況如下：

文件／批文	**第一項**	**第二項**	**第三項**	**第四項**
合營合同	有	有	有	有
商業執照	有	有	有	有
房地產業權證	有	有	有(附註)	不適用
土地使用權合同	有	不適用	有	不適用
國有土地使用權證	有	有	有	有

(附註：僅有關物業已落成之部份)

世邦魏理仕
CB Richard Ellis

INTERNATIONAL PROPERTY CONSULTANTS
國際物業顧問

CB Richard Ellis Ltd
Suite 3401 Central Plaza
18 Harbour Road
Wanchai, Hong Kong
Telephone : 2820 2800
Facsimile : 2810 0830
香港灣仔港灣道十八號中環廣場三四零一室
電話 2820 2800 傳真 2810 0830
www.cbrichardellis.com

敬啟者：

茲遵照　閣下指示，對中國置地集團有限公司若干全資或部份擁有之附屬公司(統稱「該集團」)所持有之多項物業權益之各項物業進行估值，有關物業詳情載於隨附之估值證書。吾等證實曾進行實地視察及作出有關查詢，並蒐集吾等認為必要之進一步資料，以便向　閣下呈報吾等對該等物業權益於二零零二年二月二十八日之資本值之意見。

吾等之估值乃吾等對該等物業權益之公開市值之意見。所謂公開市值，就吾等所下定義而言，乃指「物業權益於估值日在下列假定情況下無條件完成出售以換取現金代價，預計可取得之最高價：

(a) 有自願賣方；

(b) 在估值日之前，有一段合理時間(視乎物業之性質及市道而定)將物業權益在市場上正式推銷發售、商議價格及條款，並完成銷售；

(c) 假設在任何較早交換合約日期之市場狀況、物業價格水平及其他情況與估值日狀況相同；

(d) 不考慮具有特殊興趣買家之任何追加出價；及

(e) 參與交易之雙方清楚了解有關交易，並在知情、審慎及自願之情況下進行交易。」

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
15. 中華人民共和國北京市朝陽門外大街吉市口小區南北京華普國際大廈九樓28號室	該物業包括一幢於一九九六年落成之十四層高綜合樓宇(加三層地庫)之一個辦公室單位。 該物業之總建築面積為339平方米。 該物業之使用期為50年，直至二零四四年一月二十日為止。	該物業現正空置。	5,000,000

附註：

(1) 根據北京華普國際大廈有限公司及中策集團有限公司於一九九六年一月二十四日訂立之預售合同及於一九九六年九月二十八日訂立之修訂協議，該物業已預售予中策集團有限公司。

(2) 中國律師之意見茲概述如下：

i) 現時正在為該物業辦理申領房屋所有權證之手續，預期在取得有關證書時不會受到法律程序之阻滯。

ii) 該物業在獲授房屋所有權證後，可由業主自由轉讓、出租或出售。

(3) 吾等在估值時，乃假設中策集團有限公司擁有該物業之正式合法業權，有權將該物業連同其剩餘年期轉讓，而毋須向政府支付額外款項或其他沈重之費用負擔。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
14. 中華人民共和國寧波市洞庭湖鎮陽光城F3號樓及B2號樓	該物業包括一幢兩層高住宅樓宇及一幢三層高住宅樓宇，彼等約於一九九五年落成。 該物業之總建築面積約462平方米。	該物業現正空置。	1,700,000

附註：

(1) 根據兩份房屋所有權證(編號鄞點字0003543及0003553)，該物業之業權歸寧波中策拖拉機汽車有限公司所有，且不受年期規限。

(2) 中國律師之意見茲概述如下：

i) 寧波中策拖拉機汽車有限公司乃該物業之合法業主。

ii) 該物業乃商品房，可由業主自由轉讓、出租及出售。

(3) 經　貴公司確認，寧波中策拖拉機汽車有限公司乃一間由　貴集團擁有55%股權之合營公司。

(4) 吾等在估值時，已假設：

i) 該物業之使用期由一九九六年十月十一日(即有關之房屋所有權證之發出日期)起計，為期70年。

ii) 寧波中策拖拉機汽車有限公司擁有該物業之正式合法業權，有權將該物業連同其剩餘年期轉讓，而毋須向政府支付額外款項或其他沈重之費用負擔。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
13. 中華人民共和國寧波市新義路22號之土地、各幢樓宇及建築結構	該物業包括座落在一幅約4,378平方米之土地上之若干樓宇、建築結構及附帶設施。已建成之樓宇、建築結構及附帶設施之總建築面積約為3,937平方米，現概述如下：	該物業現時用作製造拖拉機之工廠。	無商業價值

用途	樓號	總建築面積
工場	2	1,134
貨倉	3	1,226
飯堂	1	1,577
總計：	6	3,937

該等樓宇、建築結構及附帶設施其中大部份在一九七七年至一九九七年間落成。

附註：

(1) 根據國有土地使用權證編號北國用字(1998)第4003號，寧波拖拉機汽車製造總廠已獲授該幅土地之土地使用權作工業用途，且不受年期規限。

(2) 根據兩份房屋所有權證，有關樓宇之業權歸寧波拖拉機汽車製造總廠所有。

(3) 中國律師之意見茲概述如下：

i) 就上文附註(1)及(2)而言，寧波拖拉機汽車製造總廠乃有關物業權益之合法業主。

ii) 一拖（寧波）中策拖拉機汽車有限公司乃一間由中國拖拉機及汽車製造集團有限公司（擁有55%股權）及寧波拖拉機汽車製造總廠與第一拖拉機股份有限公司（合共擁有45%股權）擁有之中外合營公司，其經營期由一九九二年九月十日起計，為期50年。該公司已獲授營業牌照（企合浙甬總副字第000596號），乃一個在中國合法成立之法人團體。

iii) 有關物業之業權尚未轉讓予該合營公司。根據合營合約及 貴公司作出之確認，業主應向合營公司轉讓有關資產。在遵照有關土地法例及法規之情況下，該合營公司可申請轉讓有關物業之業權及在不受法律程序阻滯之情況下，順利獲得有關業權。

(4) 吾等在估值時，已假設一拖（寧波）中策拖拉機有限公司擁有合法業權以使用有關物業，使用期相等於該公司之經營期。

(5) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

(6) 根據吾等之計算及分析（僅供參考用途），有關樓宇及建築結構在獲授房屋所有權證後之折舊重置成本為2,360,000港元。

(4) 吾等在估值時，已假設一拖(寧波)中策拖拉機有限公司擁有合法業權以使用有關物業，使用期相等於該公司之經營期。

(5) 吾等在估值該物業時，並無包括有關樓宇及建築結構在缺乏房屋所有權證之情況下之價值。根據吾等之計算及分析(僅供參考用途)，該等樓宇在此情況下之折舊重置成本為19,500港元。

(6) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

(7) 根據吾等之計算及分析(僅供參考用途)，有關樓宇及建築結構在獲授房屋所有權證後之折舊重置成本為1,410,000港元。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
12. 中華人民共和國寧波市西草馬路53號之土地、各幢樓宇及建築結構	該物業包括座落在一幅約8,048平方米之土地上之若干樓宇、建築結構及附帶設施。已建成之樓宇、建築結構及附帶設施之總建築面積約為4,144平方米，現概述如下：	該物業現時用作製造拖拉機之工廠。	無商業價值

用途	樓號	總建築面積
工場	4	2,391
貨倉	2	1,179
附帶設施	5	574
總計：	11	4,144

總面積合共約3,920平方米之樓宇之房屋所有權證已經批出。(見附註2)

該等樓宇、建築結構及附帶設施其中大部份在一九七八年至一九八四年間落成。

附註：

(1) 根據國有土地使用權證編號北國用字(1998)第3988號，寧波拖拉機汽車製造總廠已獲授該幅土地之土地使用權作工廠用途，且不受年期規限。

(2) 根據1份房屋所有權證，有關樓宇之業權歸寧波拖拉機汽車製造總廠所有。

(3) 中國律師之意見茲概述如下：

i) 就上文附註(1)及(2)而言，寧波拖拉機汽車製造總廠乃有關物業權益之合法業主。

ii) 一拖(寧波)中策拖拉機汽車有限公司乃一間由中國拖拉機及汽車製造集團有限公司(擁有55%股權)及寧波拖拉機汽車製造總廠及第一拖拉機股份有限公司(合共擁有45%股權)擁有之中外合營公司，其經營期由一九九二年九月十日起計，為期50年。該公司已獲授營業牌照(企合浙甬總副字第000596號)，乃一個在中國合法成立之法人團體。

iii) 有關物業之業權尚未轉讓予該合營公司。根據合營合約及 貴公司作出之確認，業主應向合營公司轉讓有關資產。在遵照有關土地法例及法規之情況下，該合營公司可申請轉讓有關物業之業權及在不受法律程序阻滯之情況下，順利獲得有關業權。

iii) 有關物業之業權尚未轉讓予該合營公司。根據合營合約及 貴公司作出之確認，業主應向合營公司轉讓有關資產。在遵照有關土地法例及法規之情況下，該合營公司可申請轉讓有關物業之業權及在不受法律程序阻滯之情況下，順利獲得有關業權。

iv) 總面積約共30,278平方米之樓宇已根據一項按揭按予中國工商銀行寧波市江北支行。

(4) 吾等在估值時，已假設一拖(寧波)中策拖拉機有限公司擁有合法業權以使用有關物業，使用期相等於該公司之經營期。

(5) 吾等在估值該物業時，並無包括有關樓宇及建築結構在缺乏房屋所有權證之情況下之價值。根據吾等之計算及分析(僅供參考用途)，該等樓宇在此情況下之折舊重置成本為6,850,000港元。

(6) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

(7) 根據吾等之計算及分析(僅供參考用途)，有關樓宇及建築結構在獲授房屋所有權證後之折舊重置成本為11,000,000港元。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
11. 中華人民共和國寧波市大慶南路81號之土地、各幢樓宇及建築結構	該物業包括座落在一幅約54,561平方米之土地上之若干樓宇、建築結構及附帶設施。已建成之樓宇、建築結構及附帶設施之總建築面積約為43,278平方米，現概述如下：	該物業現時用作製造拖拉機之工廠。	無商業價值

用途	樓號	總建築面積
工場	13	23,630
貨倉	7	5,371
辦公室	8	6,035
機房	4	983
附帶設施	9	7,259
總計：	41	43,278

總面積合共約30,278平方米之樓宇之房屋所有權證已經批出。(見附註2)

該等樓宇、建築結構及附帶設施其中大部份在一九六四年至二零零零年間落成。

附註：

(1) 根據國有土地使用權證編號北國用字(1998)第3989號，寧波拖拉機汽車製造總廠已獲授該幅土地之土地使用權作工廠用途，且不受年期規限。

(2) 根據18份房屋所有權證，有關樓宇之業權歸寧波拖拉機汽車製造總廠所有。

(3) 中國律師之意見茲概述如下：

i) 就上文附註(1)及(2)而言，寧波拖拉機汽車製造總廠乃有關物業權益之合法業主。

ii) 一拖(寧波)中策拖拉機汽車有限公司乃一間由中國拖拉機及汽車製造集團有限公司(擁有55%股權)及寧波拖拉機汽車製造總廠與第一拖拉機股份有限公司(合共擁有45%股權)擁有之中外合營公司，其經營期由一九九二年九月十四日起計，為期50年。該公司已獲授營業牌照(企合浙甬總副字第000596號)，乃一個在中國合法成立之法人團體。

iii) 有關物業之業權尚未轉讓予該合營公司。根據合營合約及　貴公司作出之確認，業主應向合營公司轉讓有關資產。在遵照有關土地法例及法規之情況下，該合營公司可申請轉讓有關物業之業權及在不受法律程序阻滯之情況下，順利獲得有關業權。

iv) 總面積約共17,506平方米之樓宇已根據一項按揭按予〔他人〕。

(4) 吾等在估值時，已假設寧波中策太豐食品有限公司擁有合法業權以使用有關物業，使用期相等於該公司之經營期。

(5) 吾等在估值該物業時，並無包括有關樓宇及建築結構在缺乏房屋所有權證之情況下之價值。根據吾等之計算及分析(僅供參考用途)，該等樓宇在此情況下之折舊重置成本為21,400,000港元。

(6) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

(7) 根據吾等之計算及分析(僅供參考用途)，有關樓宇及建築結構在獲授房屋所有權證後之折舊重置成本為15,000,000港元。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
10. 中華人民共和國寧波市江東北路221號之土地、各幢樓宇及建築結構	該物業包括座落在一幅約31,795平方米之土地上之若干樓宇、建築結構及附帶設施。已建成之樓宇、建築結構及附帶設施之總建築面積約為35,202平方米，現概述如下：	該物業現時用作生產麵粉及調味料之工廠。	無商業價值

用途	建築物總數	總建築面積
工場	24	21,331
貨倉	9	8,915
辦公室	1	2,776
附帶設施	3	2,180
總計：	37	35,202

總面積合共約18,378平方米之樓宇之房屋所有權證已經批出。(見附註2)

該等樓宇、建築結構及附帶設施其中大部份在一九七零年至二零零一年間落成。

附註：

(1) 根據國有土地使用權證編號甬東國用字(1992)第1509號，寧波太豐麵粉廠已獲授該幅土地之土地使用權作工廠用途，且不受年期規限。

(2) 根據1份房屋所有權證，面積約463平方米之有關樓宇之業權歸寧波中策太豐食品有限公司所有。

根據9份房屋所有權證，總面積約17,915平方米之有關樓宇之業權歸寧波太豐麵粉廠所有。

(3) 中國律師之意見茲概述如下：

i) 就上述附註(1)及(2)而言，寧波太豐麵粉廠及寧波中策太豐食品有限公司乃有關物業權益之合法業主。

ii) 寧波中策太豐食品有限公司乃一間於一九九三年三月二十九日成立，由香港中國食品工業集團有限公司(擁有51%股權)及寧波太豐麵粉廠(擁有49%股權)擁有之合營公司，其經營期為50年。該公司已獲授營業牌照(企合浙甬穀字第000989號)，乃一個在中國合法成立之法人團體。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
9. 中華人民共和國山西省昔陽縣大寨經濟開發區39號之土地、各幢樓宇及建築結構	該物業包括座落在一幅約41,669平方米之土地上之若干樓宇、建築結構及附帶設施。已建成之樓宇、建築結構及附帶設施之總建築面積約為10,186平方米，現概述如下：	該物業現時用作生產混凝土之工廠。	無商業價值

用途	建築物總數	總建築面積
工場	10	3,481
貨倉	9	3,328
辦公室	1	1,680
機房	4	647
附帶設施	7	1,050
總計：	31	10,186

該等樓宇、建築結構及附帶設施其中大部份在一九九三年至二零零一年間落成。

附註：

(1) 根據山西省土地使用局授出之鄉鎮企業土地使用權證，山西大寨中策水泥有限公司已獲授該幅土地之土地使用權作工業用途，且不受年期規限。

(2) 中國律師之意見茲概述如下：

i) 就上文附註(1)而言，山西大寨中策水泥有限公司乃有關土地使用權之合法擁有人。

ii) 山西大寨中策水泥有限公司乃一間於一九九三年九月十二日成立，由大寨經濟開發總公司(擁有49%股權)及中策集團有限公司(擁有51%股權)擁有之合營公司，其經營期為50年。該公司已獲授營業牌照(企合普總副字第000042號)，乃一個在中國合法成立之法人團體。

(3) 吾等在估值時，已假設山西大寨中策水泥有限公司擁有有關物業之合法業權，有效期相等於該公司之經營期。

(4) 現時有關樓宇尚未獲授房屋所有權證。吾等在估值該物業時，並無包括有關樓宇之價值。根據吾等之計算及分析(僅供參考用途)，該等樓宇及建築結構之折舊重置成本為10,400,000港元。

(5) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
8. 中華人民共和國寧夏銀川市新城區懷遠東路之土地及一幢樓宇	該物業包括座落在約3,624平方米之土地上之一幢八層商綜合樓宇。該樓宇之總建築面積約為7,311平方米。該樓宇約於一九九二年落成。	該物業現時用作辦事處及旅店。	無商業價值

附註：

(1) 根據國有土地使用權證編號銀國用字(99)第037號，銀川中策(長城)橡膠有限公司已獲授該幅土地之土地使用權作商業服務用途，將於二零四三年十二月十八日到期。

(2) 中國律師之意見茲概述如下：

i) 就上文附註(1)而言，銀川中策(長城)橡膠有限公司乃有關土地使用權之合法擁有人。

ii) 銀川中策(長城)橡膠有限公司乃一間由銀川橡膠廠(擁有49%股權)及中國輪胎集團有限公司(擁有51%股權)成立之中外合營公司，其經營期由一九九三年十二月十八日起計，為期50年。該公司已獲授營業牌照(企合寧總字第000262號)，乃一個在中國合法成立之法人團體。

(3) 吾等在估值時，已假設銀川中策(長城)橡膠有限公司擁有有關物業之合法業權，有效期相等於該公司之經營期。

(4) 由吾等在估值該物業時，並無包括有關樓宇在缺乏房屋所有權證之情況下之價值。根據吾等之計算及分析(僅供參考用途)，該等樓宇之折舊重置成本為11,800,000港元。

(5) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

iii) 總面積111,271平方米之有關樓宇(已獲授房屋所有權證)根據一項按揭按予中國工商銀行銀川市新城支行，由二零零一年四月二十四日起至二零零六年四月十五日止。

iv) 有關土地根據一項按揭按予中國工商銀行銀川市新城支行，由二零零一年一月九日起計，為期三年。

(4) 吾等在估值時，已假設銀川中策(長城)橡膠有限公司擁有有關物業之合法業權，有效期相等於該公司之經營期。

(5) 吾等在估值該物業時，並無包括有關樓宇在缺乏房屋所有權證之情況下之價值。根據吾等之計算及分析(僅供參考用途)，該等樓宇在此情況下之折舊重置成本為56,000,000港元。

(6) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

(7) 根據吾等之計算及分析(僅供參考用途)，有關樓宇及建築結構在獲授房屋所有權證後之折舊重置成本為80,100,000港元。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
7. 中華人民共和國寧夏銀川市新城區懷遠東路12號之土地、各幢樓宇之建築結構	該物業包括座落在一幅約320,026平方米之土地上之若干樓宇、建築結構及附帶設施。已建成之樓宇及附帶設施之總建築面積約為161,203平方米，現概述如下：	該物業現時用作生產汽車輪胎之工廠。	無商業價值

用途	建築物總數	總建築面積
工場	29	87,082
貨倉	24	32,904
辦公室	5	12,113
機房	16	8,995
化驗室	4	3,415
車位	4	1,843
附帶設施	26	14,851
總計：	108	161,203

總面積合共約111,401平方米之樓宇之房屋所有權證已經批出。(見附註2)

該等樓宇、建築結構及附帶設施其中大部份在一九六五年至二零零零年間落成。

附註：

(1) 根據國有土地使用權證編號銀國用(1999)字第036號，銀川市中策(長城)橡膠有限公司已獲授該幅土地之土地使用權作工業用途，且不受年期規限。

(2) 根據21份房屋所有權證，有關樓宇之業權歸銀川中策(長城)橡膠有限公司所有。

(3) 中國律師之意見茲概述如下：

i) 就上文附註(1)及(2)而言，銀川中策(長城)橡膠有限公司乃有關物業權益之合法業主。

ii) 銀川中策(長城)橡膠有限公司乃一間由銀川橡膠廠(擁有49%股權)及中國輪胎集團有限公司(擁有51%股權)成立之中外合營公司，其經營期由一九九三年十二月十八日起計，為期50年。該公司已獲授營業牌照(企合寧總字第000262號)乃一個在中國合法成立之法人團體。

iii) 現時尚未申辦將有關物業之業權轉讓予合營公司之手續。在遵照有關之土地法例及法規之情況下，該合營公司可申請轉讓有關物業之業權及在不受法律程序阻滯之情況下，順利獲得有關業權。

(4) 吾等在估值時，已假設合營公司擁有合法業權以使用有關物業，使用期相等於該公司之經營期。

(5) 吾等在估值該物業時，並無包括有關樓宇及建築結構在缺乏房屋所有權證之情況下之價值。根據吾等之計算及分析(僅供參考用途)，該等樓宇在此情況下之折舊重置成本為2,940,000港元。

(6) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

(7) 根據吾等之計算及分析(僅供參考用途)，有關樓宇及建築結構在獲授房屋所有權證後之折舊重置成本為6,320,000港元。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
6. 中華人民共和國杭州富陽市高橋鎮毛竹山新橋路197號之土地、各幢樓宇及建築結構	該物業包括座落在一幅約79,314平方米之土地上之若干樓宇、建築結構及附帶設施。已建成之樓宇、建築結構及附帶設施之總建築面積約為18,944平方米，現概述如下：	該物業現時用作生產炭黑化工原料之工廠。	無商業價值

用途	建築物總數	總建築面積
工場	6	4,019
貨倉	6	7,180
辦公室	1	801
機房	6	1,787
宿舍	3	1,930
附帶設施	12	3,227
總計：	34	18,944

總面積合共約11,116平方米之樓宇之房屋所有權證已經批出。(見附註2)

該等樓宇、建築結構及附帶設施其中大部份在一九九三年至二零零一年間落成。

附註：

(1) 根據國有土地使用權證編號富國用字(1998)第272至279號，杭州富春江化工廠已獲授該幅土地之土地使用權作工業及有關用途，且不受年期規限。

(2) 根據6份房屋所有權證，有關樓宇之業權歸杭州富春江化工廠所有。

(3) 中國律師之意見茲概述如下：

i) 就上文附註(1)及(2)而言，杭州富春江化工廠乃有關物業權益之合法業主。

ii) 杭州富春江化工有限公司(根據 貴公司提供之資料，前稱杭州富春江化工廠)乃一間由杭州中策橡膠有限公司(擁有51.24%股權)及富陽市工業集團有限公司(擁有48.76%股權)投資之有限公司，其經營期由二零零一年九月二十八日起計，為期20年。該公司已獲授營業牌照(第3301831100207號)，乃一個在中國合法成立之法人團體。

(5) 吾等在估值該物業時，並無包括有關樓宇在缺乏房屋所有權證之情況下之價值。根據吾等之計算及分析(僅供參考用途)，該等樓宇在此情況下之折舊重置成本為2,660,000港元。

(6) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

(7) 根據吾等之計算及分析(僅供參考用途)，有關樓宇及建築結構在獲授房屋所有權證後之折舊重置成本為17,200,000港元。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
5. 中華人民共和國杭州莫干山路北大橋之土地、各幢樓宇及建築結構	該物業包括座落在一幅約41,190平方米之土地上之若干樓宇、建築結構及附帶設施。已建成之樓宇及附帶設施之總建築面積約為34,594平方米，現概述如下：	該物業現時用作生產汽車輪胎之工廠。	無商業價值

用途	建築物總數	總建築面積
工場	5	17,224
貨倉	15	9,213
辦公室	2	3,562
機房	5	1,477
附帶設施	6	3,118
總計：	33	34,594

總面積合共約26,619平方米之樓宇之房屋所有權證已經批出。(見附註2)

該等樓宇、建築結構及附帶設施其中大部份在一九九三年至二零零零年間落成。

附註：

(1) 根據國有土地使用權證編號杭拱國用字(二零零零)第000291號，杭州橡膠集團永固橡膠廠已獲授該幅土地之土地使用權作工業用途，且不受年期規限。

(2) 根據10份房屋所有權證，有關樓宇之業權歸杭州永固橡膠廠所有。

(3) 中國律師之意見茲概述如下：

i) 就上文附註(1)及(2)而言，杭州橡膠集團永固橡膠廠及杭州永固橡膠廠乃有關物業權益之合法業主。

ii) 杭州中策橡膠有限公司乃一間於一九九二年六月十二日成立，由杭州橡膠總廠(擁有49%股權)及中國輪胎集團有限公司(擁有51%股權)擁有之中外合營公司，其經營期為50年。該公司已獲授營業牌照(企合浙杭總字第000216號)，乃一個在中國合法成立之法人團體。

iii) 杭州永固橡膠廠乃杭州橡膠總廠之分廠。有關物業之業權尚未轉讓予該合營公司。根據合營合約及 貴公司作出之確認，由該分廠擁有之有關物業應向合營公司轉讓。在遵照有關土地法例及法規之情況下，該合營公司可申請轉讓有關物業之業權及在不受法律程序阻滯之情況下，順利獲得有關業權。

(4) 吾等在估值時，已假設該合營公司擁有有關物業之有效業權，可使用該物業，有效期相等於該公司之經營期。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
4. 中華人民共和國杭州建德縣洋溪鎮汪家之一幅土地連同座落在該幅土地上之一個貨倉	該物業包括一幢座落在約855平方米之土地上之一個貨倉，其總建築面積約353平方米，於一九八二年落成。	該物業現時用作貨倉。	無商業價值

附註：

(1) 根據1份房屋所有權證，有關樓宇之業權歸杭橡洋溪分廠所有。

(2) 根據建德市國土資源局(甲方)及杭州中策橡膠有限公司新安江分廠(乙方)訂立之土地使用合同2002建土外合字第1號，乙方獲准使用座落在有關土地上之樓宇，由二零零二年一月一日起計，為期三年，每年每平方米之土地使用費為人民幣9元。

(3) 中國律師之意見茲概述如下：

i) 杭橡洋溪分廠乃有關樓宇之合法業主。

ii) 杭州中策橡膠有限公司乃一間於一九九二年六月十二日成立，由杭州橡膠總廠(擁有49%股權)及中國輪胎集團有限公司(擁有51%股權)擁有之中外合營公司，其經營期為50年。該公司已獲授營業牌照(企合浙杭總字第000216號)，乃一個在中國合法成立之法人團體。

iii) 杭橡洋溪分廠乃杭州橡膠總廠之分廠。有關物業之業權尚未轉讓予該合營公司。根據合營合約及 貴公司作出之確認，由該分廠擁有之有關物業應向合營公司轉讓。在遵照有關土地法例及法規之情況下，該合營公司可申請轉讓有關物業之業權及在不受法律程序阻滯之情況下，順利獲得有關業權。

(4) 吾等在估值時，已假設該合營公司擁有有關物業之有效業權，可使用該物業，有效期相等於該公司之經營期。

(5) 由於有關物業權益不可自由轉讓，吾等認為有關物業，並無商業價值。

(6) 根據吾等之計算及分析(僅供參考用途)，有關樓宇及建築結構在獲授房屋所有權證後之折舊重置成本為124,000港元。

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
3. 中華人民共和國建德縣洋溪鎮江邊之一幅土地連同座落在該幅土地之兩個貨倉及一幢相連樓宇	該物業包括座落在一幅約4,360平方米之土地上之兩幢單層及一幢兩層高之樓宇。該等樓宇之總建築面積約829平方米。 該等樓宇、建築結構及附帶設施乃在一九七九年至一九八七年間落成。	該物業現時用作貨倉。	無商業價值

附註：

(1) 根據1份房屋所有權證，有關樓宇之業權歸杭橡洋溪分廠所有。

(2) 根據建德市國土資源局(甲方)及杭州中策橡膠有限公司新安江分廠(乙方)訂立之土地使用合同2002建土外合字第1號，乙方獲准使用座落在有關土地上之樓宇，由二零零二年一月一日起計，為期三年，每年每平方米之土地使用費為人民幣9元。

(3) 中國律師之意見茲概述如下：

i) 杭橡洋溪分廠乃有關樓宇之合法業主。

ii) 杭州中策橡膠有限公司乃一間於一九九二年六月十二日成立，由杭州橡膠總廠(擁有49%股權)及中國輪胎集團有限公司(擁有51%股權)擁有之中外合營公司，其經營期為50年。該公司已獲授營業牌照(企合浙杭總字第000216號)，乃一個在中國合法成立之法人團體。

iii) 杭橡洋溪分廠乃杭州橡膠總廠之分廠。有關物業之業權尚未轉讓予該合營公司。根據合營合約及　貴公司作出之確認，由該分廠擁有之有關物業應向合營公司轉讓。在遵照有關土地法例及法規之情況下，該合營公司可申請轉讓有關物業之業權及在不受法律程序阻滯之情況下，順利獲得有關業權。

(4) 吾等在估值時，已假設該合營公司擁有有關物業之有效業權，可使用該物業，有效期相等於該公司之經營期。

(5) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

(6) 根據吾等之計算及分析(僅供參考用途)，有關樓宇之折舊重置成本為98,000港元。

iii) 杭橡洋溪分廠乃杭州橡膠總廠之分廠。有關物業之業權尚未轉讓予該合營公司。根據合營合約及 貴公司作出之確認，由該分廠擁有之有關物業應向合營公司轉讓。在遵照有關土地法例及法規之情況下，該合營公司可申請轉讓有關物業之業權及在不受法律程序阻滯之情況下，順利獲得有關業權。

(4) 吾等在估值時，已假設該合營公司擁有有關物業之有效業權，可使用該物業，有效期相等於該公司之經營期。

(5) 吾等在估值該物業時，並無包括有關樓宇在缺乏房屋所有權證之情況下之價值。根據吾等之計算及分析(僅供參考用途)，該等樓宇在此情況下之折舊重置成本為13,000,000港元。

(6) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

(7) 根據吾等之計算及分析(僅供參考用途)，有關樓宇在獲授房屋所有權證後之折舊重置成本為27,300,000港元。

	物業	概況及年期	佔用詳情	二零零二年 二月二十八日 現況下之資本值 港元
2.	中華人民共和國建德縣洋溪鎮之土地、各幢樓宇及建築結構	該物業包括座落在一幅約74,691平方米之土地上之若干樓宇、建築結構及附帶設施。已建成之樓宇及附帶設施之總建築面積約為62,334平方米，現概述如下：	該物業現時用作生產汽車輪胎之工廠。	無商業價值

用途	建築物總數	總建築面積
工場	14	38,157
貨倉	1	5,490
辦公室	3	4,474
宿舍	10	6,434
附帶設施	14	7,779
總計：	42	62,334

總面積合共約48,540平方米之樓宇之房屋所有權證已經批出。（見附註2）

該等樓宇、建築結構及附帶設施其中大部份在一九七一年至二零零一年間落成。

附註：

(1) 根據國有土地使用權證編號建國用字(89)第0001號，杭州橡膠廠洋溪輪胎分廠已獲授該幅土地之土地使用權作工業樓宇及宿舍用途，且不受年期規限。

(2) 根據房屋所有權證，總面積約共44,110平方米之樓宇業權歸杭橡洋溪分廠所有。

根據8份房屋所有權證，總面積約4,022平方米之樓宇業權歸杭州中策橡膠有限公司新安江分廠所有。

根據3份房屋所有權證，總面積約408平方米之樓宇業權歸杭州中策橡膠有限公司新安江分公司所有。

(3) 中國律師之意見茲概述如下：

i) 就上文附註(1)及(2)而言，杭橡洋溪分廠、杭州中策橡膠有限公司新安江分廠及杭州中策橡膠有限公司新安江分公司乃各有關物業權益之合法業主。

ii) 杭州中策橡膠有限公司乃一間於一九九二年六月十二日成立，由杭州橡膠總廠（擁有49%股權）及中國輪胎集團有限公司（擁有51%股權）擁有之中外合營公司，其經營期為50年。該公司已獲授營業牌照（企合浙杭總字第000216號），乃一個在中國合法成立之法人團體。

(4) 吾等在估值時，已假設該合營公司擁有有關物業之有效業權，可使用該物業，有效期相等於該公司之經營期。

(5) 吾等在估值該物業時，並無包括有關樓宇及建築結構在缺乏房屋所有權證之情況下之價值。根據吾等之計算及分析(僅供參考用途)，該等樓宇在此情況下之折舊重置成本為15,300,000港元。

(6) 由於有關物業權益不可自由轉讓，吾等認為有關物業並無商業價值。

(7) 根據吾等之計算及分析(僅供參考用途)，有關樓宇在獲授房屋所有權證後之折舊重置成本為70,200,000港元。

估值證書

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值 港元
1. 中華人民共和國杭州海潮路1號之土地、各幢樓宇及建築結構	該物業包括座落在一幅約99,990平方米之土地上之若干樓宇、建築結構及附帶設施。已建成之樓宇及附帶設施之總建築面積約為133,157平方米，現概述如下：	該物業現時用作生產汽車輪胎之工廠。	無商業價值

用途	建築物總數	總建築面積
工場	23	98,282
貨倉	21	16,131
辦公室	5	7,352
附帶設施	19	11,392
總計：	68	133,157

總面積合共約113,300平方米之樓宇之房屋所有權證已經批出。(見附註2)

該等樓宇、建築結構及附帶設施其中大部份在一九七八年至一九九八年間落成。

附註：

(1) 根據國有土地使用權證編號杭上資國用字(1999)第000002至000004號，杭州中策橡膠有限公司已獲授該幅地盤面積約共90,464平方米之土地之土地使用權作工業用途，有效期直至二零四二年六月十一日為止。

根據國有土地使用權證編號杭上國用字(1997)第81及82號，杭州中策橡膠(股份)有限公司已獲授該幅地盤面積約共9,526平方米之土地之土地使用權作工業及儲物用途，且不受年期規限。

(2) 根據58份房屋所有權證，有關樓宇之業權歸杭州中策橡膠有限公司所有。

(3) 中國律師之意見茲概述如下：

i) 就上文附註(1)及(2)而言，杭州中策橡膠有限公司乃有關物業權益之合法業主。

ii) 杭州中策橡膠有限公司乃一間於一九九二年六月十二日成立，由杭州橡膠總廠(擁有49%股權)及中國輪胎集團有限公司(擁有51%股權)擁有之中外合營公司，其經營期為50年。該公司已獲授營業牌照(企合浙杭總字第000216號)，乃一個在中國合法成立之法人團體。

物業	於二零零二年二月二十八日現況下之資本值 港元
14. 中華人民共和國 寧波市 洞庭湖鎮 陽光城 F3號樓及B2號樓	1,700,000
15. 中華人民共和國 北京市 朝陽門外大街 吉市口小區南 北京華普國際大廈 九樓28號室	5,000,000
小計：	6,700,000
總計：	6,700,000

物業	於二零零二年二月二十八日現況下之資本值 港元
7. 中華人民共和國 寧夏 銀川市 新城區 懷遠東路12號之土地、各幢樓宇之建築結構	無商業價值
8. 中華人民共和國 寧夏 銀川市 新城區 懷遠東路之土地及一幢樓宇	無商業價值
9. 中華人民共和國 山西省 昔陽縣 大寨經濟開發區39號之土地、各幢樓宇及建築結構	無商業價值
10. 中華人民共和國 寧波市 江東北路221號之土地、各幢樓宇及建築結構	無商業價值
11. 中華人民共和國 寧波市 大慶南路81號之土地、各幢樓宇及建築結構	無商業價值
12. 中華人民共和國 寧波市 西草馬路53號之土地、各幢樓宇及建築結構	無商業價值
13. 中華人民共和國 寧波市 新義路22號之土地、各幢樓宇及建築結構	無商業價值
小計：	無商業價值

估值概要

	物業	於二零零二年二月二十八日現況下之資本值 港元
1.	中華人民共和國 杭州 海潮路1號之土地、各幢樓宇及建築結構	無商業價值
2.	中華人民共和國 建德縣 洋溪鎮之土地、各幢樓宇及建築結構	無商業價值
3.	中華人民共和國 建德縣 洋溪鎮 江邊之一幅土地連同座落在該幅土地之兩個貨倉及一幢相連樓宇	無商業價值
4.	中華人民共和國 杭州 建德縣 洋溪鎮 汪家之一幅土地連同座落在該幅土地上之一個貨倉	無商業價值
5.	中華人民共和國 杭州 莫干山路 北大橋之土地、各幢樓宇及建築結構	無商業價值
6.	中華人民共和國 杭州 富陽市 高橋鎮 毛竹山 新橋路197號 之土地、各幢樓宇及建築結構	無商業價值
	小計：	無商業價值

備註

有關物業以港元計值，人民幣兑港元之兑換率乃參考二零零二年二月二十八日人民幣1.00元兑0.942港元作換算。

隨本函件附奉吾等之估值證書。

本估值報告乃根據吾等之一般服務條件而編製。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8號
中策集團有限公司
列位董事 台照

代表
中證評估有限公司
房地產集團副總裁
謝永浩
MRICS, AHKIS

二零零二年五月十日

附註：謝永浩先生乃特許估值測量師，於估值中國物業方面擁有豐富經驗。

吾等進行估值時，並無計入有關物業之任何押記、按揭或所欠款項，亦無計入完成出售所可能產生之任何費用或稅項。吾等假設有關物業概無附帶可影響彼等之價值之繁重產權負擔、限制及支出。

吾等曾視察有關物業的外部，然而吾等必須指出，吾等並無進行地盤勘察以決定土地情況或其上任何物業發展工程之設備之適合性。吾等之估值基準為假定以上種種均為恰當而在建築期間內不會引致任何額外開支或延誤。

吾等亦曾視察樓宇內部，然而吾等並無進行結構測量。在視察過程中。吾等並無發現任何嚴重損毀。然而，吾等無法呈報有關物業是否確無蟲蛀或任何其他結構性損壞，吾等亦無測試任何樓宇設備。

本報告所載之估計市值特別不包括因地震或其他原因而導致之結構性損壞或環境污染所產生之影響。閱讀本報告之人士應咨詢合資格工程師及／或環境審量師以評估是否存在結構／環境上之損壞或污染，而倘此等損壞或污染存在，則會對市值造成重大影響。

吾等在編製本報告時毋須包括(亦無就此進行)土壤分析或地質研究，吾等並無就任何有關水、油、氣、或其他地面以下之礦物質之使用權或狀況進行調查。

倘該物業存在任何石棉、甲醛樹脂棉絕緣材料、其他化學物品、有毒廢料或其他有潛在危險性之物料，則會對該物業之價值構成負面影響。除非在本報告內特別指明，否則，估值師就該物業之價值下結論時並無計入上述各種有害物料之存在性。報告內載列之估計價值乃在假設該物業內外均無可導致其價值下降之有害物料而釐定。倘存在上述情況，估值師不會就此承擔任何責任，而估值師亦已向有關客戶說明估值師本身並不具備資格對有關物料進行探測，計量其對價值之影響，或計算作出補救時所須動用之成本。

吾等並無對與　貴集團之任何特別生產過程有關且須遵守之任何工業安全、環境及與健康有關之規定進行調查。現時假設一切必須之特許權、程序及措施均已根據政府法例及指引進行及實施。

假設

吾等為長期土地使用權證持有之物業權益估值時，已假設業主在有關土地使用權之有效期內可自由及不間斷地使用有關物業。

吾等假設有關政府當局已經就有關物業授出一切同意書、批文及許可證，而並無附帶可影響彼等之價值之任何繁瑣條件或不必要之延誤。此外，吾等亦假設　貴集團已獲准使用地盤上已建成之所有樓宇及建築結構。

除非估值證書內已經指明、界定及認為並不一致，否則吾等假設已經遵守所有適用分區制、土地法規及其他限制。此外，除非估值證書內有所指明，否則吾等假設有關土地之使用及維修範圍並無超過物業所指範圍，亦概無出現佔用或侵佔之情況。

吾等並無進行(亦無聘任何人士進行)任何有關環境影響之研究。除非估值證書內已經指明、界定及認為並不一致，否則吾等假設已經遵守所有適用國家級、省級及當地之環保規定及法例。此外，吾等亦假設任何當地、省級或國家級政府或私人團體或組織已經授出(或可獲彼等授出或更新)一切所需之許可證、同意書或其他法例上或行政上之批文，作本報告所述之任何用途。

吾等相信吾等在進行估值時所作出之假設在現況下乃屬合理。在估值有關物業時進行之其他特別假設已在估值證書之附註內説明。

業權調查

吾等獲　貴公司提供有關物業之有關法律文件副本。

此外，吾等獲提供由廣東恒益律師事務所於二零零二年五月八日就有關物業提出之法律意見。

有關之法律意見之概要已在有關估值證書之附註內説明。

在本報告內披露之所有法律文件僅供參考用途，吾等不會就本報告所載列有關物業權益之業權所涉及之任何法律事項承擔任何責任。

限制條件

吾等在一定程度上依賴　貴公司及　貴集團所提供之資料，並已接納　貴公司在法定通知、地役權、年期、佔用、地盤及建築面積等及有關鑑證被估值之物業所給予吾等之意見。吾等並無理由懷疑　貴集團及　貴公司所提供之資料之真實性及準確性。吾等信賴　閣下所提供之資料並無遺漏任何重要事實。本報告內之所有尺寸、量度及面積均為約數。

經濟／外在淘汰狀況乃指因對物業權益不利之外在因素如本地經濟、行內經濟、融資狀況、侵況不良企業、人力物力資源之損失、缺乏便捷之交通、業務中心遷移、通過新法例及條例變動等而引致之無法補救減值。

在參考「折舊重置成本法」為有關物業權益估值之時，吾等乃根據預期盈利能為有關物業提供合理回報、　貴集團其他物業之價值及足夠之營運資金淨額等假設而釐定其價值。

所謂公開市價，就吾等所下定義而言，乃指「某項物業之權益於估值日在下列假定情況下以現金代價無條件完成出售，預期可合理取得之最高價格：

(i) 有自願賣方；

(ii) 於估值日前，有一段合理時間(視乎物業性質及市況而定)適當推銷該權益、協商價格及條款，並完成銷售；

(iii) 於任何較早前段假定之交換合約日期之市況，價格水平及其他情況均與估值日相同；

(iv) 不考慮具有特殊興趣買家之任何追加出價；及

(v) 交易雙方均在知情、審慎及並無強迫之情況下進行交易。」

在採納直接比較法之時，有關比較乃根據可資比較物業實際銷售所賣得之價格作出。吾等會就各物業之所有個別優點及缺點、分析及仔細衡量面積、質素及地點相似之可資比較物業，以對其資本價值作出公平比較。

由於本報告內第1至13項物業(「第1至13項物業」)之樓宇性質及結構缺乏市場上可資比較之銷售價格資料，故此等物業權益乃採用折舊重置成本法作為彼等之估值基準。吾等根據公開市值基準估值第14及15項物業。

吾等之估值乃指估值證書所述之全部物業權益之價值，而並非一位訂約方所擁有一間合營公司之權益之價值。

GRANT SHERMAN APPRAISAL LIMITED

敬啟者：

吾等茲遵照　閣下之指示，對中策集團有限公司(「貴公司」)及其附屬公司(以下與　貴公司統稱「貴集團」)擁有權益之若干物業進行估值，吾等證實曾進行視察、作出有關查詢並蒐集吾等認為必要之進一步資料，以便向　閣下呈述吾等對該等權益於二零零二年二月二十八日(「估值日」)之價值之意見。

本函件乃吾等之估值報告之一部份，闡述吾等所採用之估值基準及估值方法，並載列吾等所作出之假設、業權調查及限制條件。

估值基準

吾等之估值乃根據折舊重置成本法或公開市值之基準而作出。

所謂折舊重置成本法，乃指「土地(按現時用途)價值或一個假設性之同區重置地盤之價值及有關樓宇及其他地盤工程之重置成本(毛額)之總和，然後就物質損耗、經濟上及功能上過時淘汰及環境因素等作出適當之扣減。上述各種因素或會導致現有物業之使用價值減至低於其全新重置成本。

所謂重置成本(毛額)，乃指以一個採用最新技術及材料一次過興建並與現有資產有相同生產力及用途之新式資產取代現有資產，在材料、工資、已製成設備、承包商開支與溢利及費用方面按現時市價計算之估計所需金額，惟並不計及超時工作、工資、花紅或材料或設備之溢價。

物質損耗乃指因經營時之磨損及接觸到某些物質而產生之減值。

功能過時狀況乃指在資產狀況方面如設計、材料或工序改變以致生產力不足、生產力過剩、缺乏效用或超出經營成本等所造成之減值。

估值證書

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值
2. 中國廣東省台山市附城鎮朗底洞發展地盤	該物業包括一個面積約231,759平方米，作物業發展用途之地盤。該地盤預定作住宅及商業發展用途。 該物業之土地使用權由一九九三年十一月五日起至二零六三年十一月四日止，為期七十年。	該物業現正空置。	26,000,000港元

附註：

1. 根據三套於一九九三年十一月四日發出之土地使用權合同，台山市土地管理局將該物業之土地使用權授予益廣投資有限公司，由一九九三年十一月五日起至二零六三年十一月四日止，為期七十年。

2. 根據一項由台山市德祥房地產有限公司(「信託人」)及益廣投資有限公司(「實益權有人」)於二零零零年九月三十日訂立之信託契據，實益擁有人同意向信託人轉讓該物業。信託契據亦規定，信託人實際持有該物業、由信託人以本身之名義就該物業而訂立之一切合同、及其以信託方式為實益擁有人持有有關該物業之一切累計及應計之權益及利益。

3. 台山土地管理局已於二零零零年九月三十日向台山市德祥房地產有限公司發出三套土地使用權證書。

4. 下文概述由中國律師提供有關該物業之法律意見：

    (i) 根據3份土地使用權證台國用字(2002)第01096號、01097號及01098號，台山德祥房地產有限公司己獲得該物業(地盤總面積231,759平方米)之土地使用權作住宅用途，其土地使用年期直至二零六三年十一月四日為止。

    (ii) 台山市德祥房地產有限公司有權轉讓、租賃或按揭有關之土地使用權。

    (iii) 根據一份由台山德祥房地產有限公司與益廣投資有限公司於二零零零年九月三十日訂立之信託契據，雙方協定由台山德祥房地產有限公司擔任益廣投資有限公司之信託人，負責持有有關土地使用權之權益連同座落在有關土地上之任何樓宇。雙方亦協定有關信託契據須受香港特別行政區之法例監管。

附註：

1. 根據一九九三年十二月三十日發出之土地使用權證之規定，該物業之土地使用權由莊士發展(中國)有限公司持有，由一九九三年十月二十一日起至二零六三年十月二十日止，大為期七十年。

2. 根據一九九五年五月二十四日登出之兩套房屋擁有權證所規定，該物業所包括之大廈均由莊士發展(中國)有限公司持有。

3. 根據莊士發展(中國)有限公司(甲方)與雅潤發展有限公司(乙方)於一九九七年七月十八日訂立之買賣協議，乙方同意向甲方購入該物業。根據該公司向吾等提供之資料，上述交易已於一九九七年十月三日完成。

4. 下文概述由中國律師提供有關該物業之法律意見：

   i. 根據土地使用權證惠陽府國用字(93)第1321010836號，莊士發展(中國)有限公司已獲得該地盤(地段編號01-23-6)之土地使用權。該地盤之面積為200,000平方米，而土地使用年期則由一九九三年十月二十一日起至二零六三年十月二十日止，可作住宅／商業用途。

   ii. 莊士發展(中國)有限公司與Alpha Sheen Development Limited(其為中策集團有限公司之間接附屬公司)於一九九七年七月十八日訂立之買賣協議(編號為惠陽－GF－96－No. 0000273)已於惠陽市公證所辦妥公證手續。根據上述協議，莊士發展(中國)有限公司同意向Alpha Sheen Development Limited轉讓座落在有關地盤(地段編號01-23-6)上之商品房單位(以房屋所有權證第3466622、3466628、3466623及3466629號持有)。在轉讓業權時，已建成之樓宇座落之土地之土地使用權亦將會一併轉讓。根據該協議所述之條件，莊士發展(中國)有限公司應協助Alpha Sheen Development Limited申請辦理業權登記手續。

   iii. 根據該協議，Alpha Sheen Development Limited可根據有關法例及法規，完成辦理有關轉讓上述土地使用權及單位之業權登記手續。在辦妥登記後，Alpha Sheen Development Limited將有權轉讓、租賃及按揭有關之土地使用權及樓宇。

5. 吾等在估值時，已假設Alpha Sheen Development Limited已辦妥業權登記手續。

估值證書

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值
1. 中國廣東省惠陽市淡水鎮莊士新城莊士花園第12、13及15座之239個待售住宅單位及第12、13及15座之商場之待售部份	莊士新城包括兩個不規則形狀之地盤，兩者以一條路分割，東面地盤之面積為101,400平方米，西面地盤之面積為98,600平方米，合共200,000平方米。 莊士新城現時包括三層高之能達大廈、四層高之遠生大廈、三幢八層高之住宅大廈，其一樓平台預定作商場用途(以上樓宇全部於一九九三年落成)、三幢十六層高之住宅大廈(分別稱為1號樓、2號樓及3號樓)，其一樓平台作商場用途、另有三幢十三層高之住宅大廈(分別稱為12號樓、13號樓及15號樓)，其一樓平台作商場用途、與及八幢七層高之住宅大廈(分別稱為4號樓及11號樓)(以上樓宇全部於一九九五至一九九六年間落成)，另有一幅空地。 該物業包括上述發展項目其中之12號樓、13號樓及15號樓之商場其中尚未售出之部份與及12號樓、13號樓及15號樓之239個尚未售出之住宅單位。 該物業之總建築面積(「總面積」)為19,101.69平方米，茲分析如下： **用途**　**總面積(平方米)** 商業　979.87 住宅　18,121.82 　19,101.69 該物業之土地使用權由一九九三年十月二十一日起至二零六三年十月二十日止，為期七十年。	經該公司證實，該物業於估值日乃空置。	28,000,000港元

估值概要

物業	於二零零二年二月二十八日現況下之資本值
1. 中國 廣東省 惠陽市 淡水鎮 莊士新城 莊士花園 第12、13及15座 之239個待售住宅單位 及第12、13及15座 之商場之待售部份	28,000,000港元
2. 中國 廣東省 台山市 附城鎮 朗底洞 發展地盤	26,000,000港元
總計：	**54,000,000港元**

6. 限制條件

吾等曾視察該等物業之外部，在可能情況下，亦曾視察該物業之內部。然而，吾等並無進行結構測量。吾等視察時並無發現任何嚴重損壞。然而，吾等無法呈報該等物業是否確無腐朽、蟲蛀或任何其他結構損壞。吾等亦無對任何樓宇設備進行測試。所有尺寸、量度及面積均為根據該公司提供之資料而呈列，吾等將根據吾等所獲提供之文件核對有關資料。

吾等謹此聲明，吾等並無進行地盤勘察以確定該等物業之任何發展地盤之土地狀況或公用設施是否恰當。吾等之估值乃假設此等條件全部合格，而在建築期間內亦毋須承擔任何非經常支出，且不會引致不必要之延誤。所有尺寸、量度及面積均為約數。

吾等在頗大程度上倚賴該公司所提供之資料，並接納該公司向吾等所提供之意見，尤其有關法定通告、地役權、年期、佔用情況、地盤及樓面面積及有關識別該等物業之資料。

吾等並無理由懷疑該公司向吾等提供之資料之真實性及準確性，並倚賴該公司確認所提供之資料並無遺漏任何重大事項。

在吾等之估值中，並無考慮該等物業所欠負之地價、抵押、按揭或債項，以及出售成交時可能須承擔之開支或稅項。吾等假定該等物業並不附帶可能影響其價值之繁重負擔、限制及支銷。

7. 備註

吾等在估值該等物業時以港元計值。人民幣兑港元之滙兑率乃參考估值日1.00港元兑人民幣1.068港元作換算。

茲隨函附奉吾等之估值證書。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
中策集團有限公司
列位董事 台照

代表
永利行評值顧問有限公司

董事總經理
劉詩韻
AHKIS AAPI RPS (GP)

董事
謝偉良
BSc MRICS AHKIS RPS (GP)

二零零二年五月十日

劉詩韻小姐為香港測量師學會及Australian Property Institute會員及執業註冊專業測量師，而謝偉良先生為英國皇家特許測量師學會專業會員、香港測量師學會會員及執業註冊專業測量師，兩者在評估香港、澳門及中國物業方面具六年以上經驗。

(iv) 不考慮有特殊興趣之買家之任何追加出價；及

(v) 買賣各方均在明智、審慎及非被迫之情況下進行交易。」

3. 估值方法

吾等對該等物業進行估值時，乃採用「直接比較法」，而比較時乃以同類物業之價格資料作根據。為就資本值作公平比較，已就大小、特性及位置相近之比較物業作分析，並以每項物業各自之全部優點及缺點作衡量。

4. 假設

吾等進行估值時，假設業主乃在公開市場以現況出售該等物業，並無憑藉遞延條件合約、售後租回、合夥經營、管理合約或任何類似之安排，以影響該等物業之價值。

吾等並假設業主擁有自行及不受干擾之權利以於土地使用權合同未屆滿年期整段時間使用該等物業。

吾等亦假設該等物業之業主有權向任何人士出售、按揭、抵押或以其他方式處置該等物業，而毋須向政府機關額外支付任何有關款項或龐大費用。

至於吾等為評估該等物業所作之其他特別假設(如有)，已載於該等物業之估值證書之附註。

5. 業權查核

吾等曾獲提供有關該等物業之若干法律文件。然而，由於中國現時之有關登記制度尚未完善，吾等並無對該等物業之擁有權或業權或任何債務進行調查。

吾等在估值時，曾倚賴金杜律師事務所(以下稱為「中國律師」)於二零零二年四月十五日編製之物業業權報告所載有關該等物業之業權及土地權益性質之法律意見。

在本報告內披露之所有法律文件(如有)只供參考用途，吾等不會為本報告所載有關物業權益之業權之任何法律事項承擔任何責任。

RHL Appraisal Ltd.
永利行評值顧問有限公司
Member of RHL International Property Consultants
永利行國際物業顧問集團成員
Surveyors, Valuers, Land & Property Consultants

敬啟者：

有關：中國廣東省惠陽市淡水鎮莊士新城莊士花園之多個單位及中國廣東省台山市附城鎮朗底洞發展地盤之估值

1. 指示

茲根據中國置地集團有限公司(以下稱為「該公司」)對吾等之指示，評估上述位於中華人民共和國(「中國」)之物業(以下稱為「該等物業」)於二零零二年二月二十八日(稱為「估值日」)之價值。吾等證實曾視察該等物業及作出有關查詢，並搜集吾等認為必要之資料，以便向 閣下呈報吾等對該等物業於估值日之公開市值之意見。

本函件(亦為本估值報告之一部份)闡述吾等在估值時所依據之基準及採用之方法，並載列吾等所作之假設及所受之其他局限。

2. 估值基準

吾等之估值乃吾等對公開市值之意見，而公開市值指「物業之權益於估值日在下列假定情況下，無條件地以現金代價完成出售所取得之最高價格：

(i) 有自願賣方；

(ii) 在估值日之前有一段合理時間(就物業之性質及市道而言)，可在市場上作適當推銷、商議價格與條款及完成銷售；

(iii) 於任何假定較早交換合約日期之市況、價格水平及其他情況與估值日無異；

估值證書

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值
香港 香港仔 田灣 海旁道7號 興偉中心 三十二樓 香港仔 內地段 編號414, 102,588份 之12.569份	該物業包括一幢約於一九九一年落成之三十五層工業大廈(包括地庫、地下及閣層)三十二樓全層。該物業之建築面積約27,280平方呎。 該物業以換地規約(編號12040)持有,由一九八九年一月二十一日起計,至二零四七年六月三十日止。 該物業每年應付之地税相等於該物業當時之應賦差餉值之3%。	該物業以一項租約持有,由二零零零年十一月一日起計,至二零零五年十月三十一日止,為期五年,月租40,000港元,不包括差餉及管理費。	12,000,000港元

附註:

1. 根據一九九三年七月二十日發出之契據登記備忘錄(編號5760127),該物業現時之登記業主為迅裕發展有限公司。

2. 根據一九九一年六月十四日發出之契據登記備忘錄(編號4866409),由香港南區地政處屋宇地政署署長向WMKY Architects Engineers發出之完工證已經登記。

3. 根據一九九一年六月二十八日發出之契據登記備忘錄(編號4911259),大廈公契已經登記,其後再根據一九九一年六月二十八日發出之契據登記備忘錄(編號6097437)重新登記。

4. 根據一九九三年六月十五日發出之契據登記備忘錄(編號5715421),大廈公契之分契(以Hopewell Property Management Company Limited之名義)已經登記。

7. 對公開市值之意見

吾等認為該物業(按可交吉及無繁重負擔之基準計算)於估值日之公開市值合共為一千二百萬港元(12,000,000港元)。

茲隨函附奉吾等之估值證書。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
中策集團有限公司
列位董事 台照

代表
永利行評值顧問有限公司
董事
謝偉良
BSc MRICS AHKIS RPS (GP)

二零零二年五月十日

3. 估值方法

吾等對該物業進行估值時，乃採用「直接比較法」，而比較時乃以同類物業之實際銷售價格資料作根據。為就資本值作公平比較，已就大小、特性及位置相近之比較物業作分析，並以每項物業各自之全部優點及缺點作衡量。

由於該物業受租約管制(將於二零零五年十月三十一日到期)，吾等在估值時亦採用「投資法」，此乃根據租約剩餘年期之應收租金撥充資本之基準(已計入將來在租約屆滿續約時可繼續收取租金(按公開市值計算)之可能性)作出。

4. 假設

吾等進行估值時，假設業主乃在公開市場以現況出售該物業，並無憑藉遞延條件合約、售後租回、合夥經營、管理合約或任何類似之安排，以影響該物業之價值。

5. 業權查核

吾等已前往有關之土地註冊處就該物業進行查冊。然而，吾等並無核實該物業之擁有權或業權，亦無查證是否有任何租約修訂條款並未載於該公司交予吾等之副本中。吾等對該物業有關業權方面之任何法律事務不會承擔任何責任。

6. 限制條件

吾等曾視察該物業之外部，惟並無進行結構測量。吾等視察時並無發現任何嚴重損壞。然而，吾等無法呈報該物業是否確無腐朽、蟲蛀或任何其他結構損壞。吾等亦無對任何樓宇設備進行測試。所有尺寸、量度及面積均為約數。

吾等在頗大程度上倚賴該公司所提供之資料，並接納該公司向吾等所提供之意見，尤其有關法定通告、地役權、年期、佔用情況、建築成本、地盤及樓面面積及有關識別該物業之資料。

吾等並無理由懷疑該公司向吾等提供之資料之真實性及準確性，並倚賴該公司確認所提供之資料並無遺漏任何重大事項。

在吾等之估值中，並無考慮該物業所欠負之抵押、按揭或債項，以及出售成交時可能須承擔之開支或稅項。吾等假定該物業並不附帶可能影響其價值之繁重負擔、限制及支銷。

Member of RHL International Property Consultants
永利行國際物業顧問集團成員

RHL Appraisal Ltd.
永利行評值顧問有限公司
Surveyors, Valuers, Land & Property Consultants

敬啟者：

有關：　香港香港仔田灣海旁道7號興偉中心三十二樓

1. 指示

茲根據迅裕發展有限公司(以下稱為「該公司」)對吾等之指示，評估上述物業(以下稱為「該物業」)於二零零二年二月二十八日(以下稱為「估值日」)之價值。吾等證實曾視察該物業及作出有關查詢，並搜集吾等認為必要之資料，以便向 閣下呈報吾等對該物業於估值日之公開市值之意見。

2. 估值基準

吾等之估值乃吾等對公開市值之意見，而公開市值指「物業之權益於估值日在下列假定情況下，無條件地以現金代價完成出售所取得之最高價格：

(i) 有自願賣方；

(ii) 在估值日之前有一段合理時間(就物業之性質及市道而言)，可在市場上作適當推銷、商議價格與條款及完成銷售；

(iii) 於任何假定較早交換合約日期之市況、價格水平及其他情況與估值日無異；

(iv) 不考慮有特殊興趣之買家之任何追加出價；及

(v) 買賣各方均在明智、審慎及非被迫之情況下進行交易。」

估值證書

物業	概況及年期	佔用詳情	二零零二年二月二十八日現況下之資本值
中國 廣東省 中山市 西區沙朗 高科技開發區內 金華路 工廠大廈	該物業包括一個面積合共2,750.30平方米之地盤及其上興建之一幢兩層高，已裝修及用作藥廠之工廠大廈，其建築面積為2,958.50平方米。 大廈一樓為辦事處、貯物室及冷藏庫。二樓分為多個生產工場。大廈配備空調系統及污水處理系統。 該物業可作工業用途，使用年期為50年，於二零四三年十一月十一日到期。	該物業現由業主用作藥廠。	6,000,000港元

附註：

1. 如中山國土管理局於一九九九年三月二十六日發出之土地使用證（編號140003）所列，該物業由 貴公司之間接全資附屬公司冠堡發展有限公司持有，可作工業用途，使用年期為50年，於二零四三年十一月十一日到期。其後，冠堡發展有限公司於一九九九年七月十六日獲發給該物業之土地擁有權證（編號2076853）。

2. 下文概述由中國律師提供有關該物業之法律意見：

   (i) 該物業之土地及樓宇由冠堡發展有限公司持有；

   (ii) 冠堡發展有限公司乃該物業之獨家使用人，亦為該物業之有關樓宇及權益之獨家擁有人，並受中國法例保障；及

   (iii) 冠堡發展有限公司在正式辦妥有關之法律手續後，有權轉讓、租賃、抵押或出售該物業。

7. 備註

吾等在估值該物業時以港元計值。人民幣兑港元之滙兑率乃參考估值日1.00港元兑人民幣1.06元作換算。

8. 對公開市值之意見

在綜合所有有關情況後，吾等認為該物業於二零零二年二月二十八日之公開市值（按交吉基準）為六百萬港元（6,000,000港元）。

吾等遵照上市規則及聯交所頒佈之應用指引第12條之一切有關規定以編製本估值報告。

茲隨函附奉吾等之估值證書。

此致

香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓
中策集團有限公司
列位董事　台照

代表
永利行評值顧問有限公司

董事總經理
劉詩韻
AHKIS AAPI RPS (GP)

董事
謝偉良
BSc MRICS AHKIS RPS(GP)

二零零二年五月十日

劉詩韻小姐為香港測量師學會及Australian Property Institute會員及執業註冊專業測量師，而謝偉良先生為英國皇家特許測量師學會專業會員、香港測量師學會會員及執業註冊專業測量師，兩者在評估香港、澳門及中國物業方面具六年以上經驗。

吾等亦曾獲提供　貴公司之中國律師就該物業之業權及土地權益性質而編製之法律意見文件。

6. 限制條件

吾等曾視察該物業。然而，吾等並無進行結構測量。吾等視察時並無發現任何嚴重損壞。然而，吾等無法呈報該物業是否確無腐朽、蟲蛀或任何其他結構性損壞。吾等亦無對任何樓宇設備進行測試。所有尺寸、量度及面積均為約數。

本報告所載之估計市值特別不包括因地震或其他原因而導致之結構性損壞或環境污染所產生之影響。閱讀本報告之人士應咨詢合資格工程師及／或環境審量師以評估是否存在結構／環境上之損壞或污染，而倘此等損壞或污染存在，則會對市值造成重大影響。

吾等在編製本報告時毋須包括(亦無就此進行)土壤分析或地質研究，吾等並無就任何有關水、油、氣、或其他地面以下之礦物質之使用權或狀況進行調查。

倘該物業存在任何石棉、甲醛樹脂棉絕緣材料、其他化學物品、有毒廢料或其他有潛在危險性之物料，則會對該物業之價值構成負面影響。除非在本報告內特別指明，否則，估值師就該物業之價值下結論時並無計入上述各種有害物料之存在性。報告內載列之估計價值乃在假設該物業內外均無可導致其價值下降之有害物料而釐定。倘存在上述情況，估值師不會就此承擔任何責任，而估值師亦已向有關客戶說明估值師本身並不具備資格對有關物料進行探測，計量其對價值之影響，或計算作出補救時所須動用之成本。

在吾等之估值中，並無考慮該物業所欠負之任何抵押、按揭或地價，以及出售成交時可能須承擔之開支或稅項。除非在本報告內特別指出，否則吾等假定該物業並不附帶可能影響其價值之繁重負擔、限制及支銷。

吾等在頗大程度上倚賴　貴公司所提供之資料，並接納　貴公司向吾等所提供之意見，尤其有關法定通告、地役權、年期、佔用情況、租賃詳情、樓面面積及有關識別該物業之資料。

吾等並無理由懷疑　貴公司向吾等提供之資料之真實性及準確性，並倚賴　貴公司確認所提供之資料並無遺漏任何重大事項。

(v) 買賣各方均在明智、審慎及非被迫之情況下進行交易。」

3. 估值方法

鑑於該物業之樓宇性質並無現成可資借鏡之市場，吾等在評估該物業之價值時乃採用「折舊重置成本法」。此估值法乃利用現時之重置成本計算有關業務在估值日按有關物業之現狀而佔用有關物業之價值。此估值法包括對有關土地(按現有用途為準)之估計及有關樓宇及其他地盤工程之全新重置成本之估計，再就樓齡、樓宇老化狀況及功能上之損毀等扣減折舊額。折舊重置成本法在缺乏已知市場價值(與類似物業作比較之後計出)之情況下，一般為最可靠之物業價值指標。

由於評估該物業時乃採用「折舊重置成本法」，吾等之估值意見乃根據預計盈利能夠為估值物業提供合理回報，並計入未包括在估值報告內之任何資產之價值，及假數有足夠之營運資金淨額而作出。

4. 假設

吾等進行估值時，假設業主乃在公開市場以現況出售該物業，並無憑藉遞延條件合約、售後租回、合夥經營、管理合約或任何類似之安排，以影響該物業之價值。

由於該物業乃由業主以長期土地使用權合同持有，吾等並假設業主擁有自行及不受干擾之權利，在向政府支付土地使用年費(如有)後，可於土地使用權合同未屆滿年期整段時間使用該物業。

至於吾等為評估每項物業所作之其他特別假設(如有)，已載於該物業之估值證書之附註。

5. 業權查核

吾等曾獲提供有關該物業之若干法律文件。然而，由於中國現時之有關登記制度尚未完善，吾等並無對該物業之擁有權或業權或任何債務進行調查。

如土地使用權證(編號140003)及房屋及土地擁有權證(編號2076853)所示，該物業之土地使用權由冠堡發展有限公司持有，為期50年，於二零四三年十一月十一日到期。

本報告所披露之全部法律文件僅供參考用途，吾等對該物業有關業權方面之任何法律事務不會承擔任何責任。

RHL Appraisal Ltd.
永利行評值顧問有限公司
Member of RHL International Property Consultants
永利行國際物業顧問集團成員
Surveyors, Valuers, Land & Property Consultants

敬啟者：

有關：中華人民共和國(「中國」)廣東省中山市西區沙朗高科技開發區內金華路工廠大廈之估值

1. 指示

茲根據中策集團有限公司(以下稱為「貴公司」)對吾等之指示，評估上述位於中國之物業權益(以下稱為「該物業」)於二零零二年二月二十八日(以下稱為「估值日」)之價值。吾等證實曾視察該物業及作出有關查詢，並搜集吾等認為必要之資料，以便向閣下呈報吾等對該物業於估值日之公開市值之意見，供　閣下作會計入賬用途。

2. 估值基準

吾等之估值乃吾等對公開市值之意見，而公開市值指「物業之權益於估值日在下列假定情況下，無條件地以現金代價完成出售所取得之最高價格：

(i) 有自願賣方；

(ii) 在估值日之前有一段合理時間(就物業之性質及市道而言)，可在市場上作適當推銷、商議價格與條款及完成銷售；

(iii) 於任何假定較早交換合約日期之市況、價格水平及其他情況與估值日無異；

(iv) 不考慮有特殊興趣之買家之任何追加出價；及

本頁特意留白

本頁特意留白

本 頁 特 意 留 白

本頁特意留白

本頁特意留白

重大變動

於最後可行日期，就各董事所知，自二零零一年十二月三十一日(本集團最近期刊發之財務報表編製至該日為止)以來，本集團之財政或經營狀況並無任何重大不利變動。

備考本集團有形資產淨值

	千港元
本集團於二零零一年十二月三十一日之經審核資產淨值	2,220,790
減：無形資產 　一商譽	(32,708)
本集團在配售新股前之經審核有形資產淨值	2,188,082
發行配售股份所得款項淨額	135,000
本集團在配售新股完成時之備考未經審核經調整綜合有形資產淨值(假設在記錄日期前並無任何購股權及紅利認股權證被行使)	2,323,082
因行使購股權所得之款項淨額	1,569
因行使購股權以發行配售股份所得之款項淨額	113
本集團在配售新股完成時之備考未經審核經調整綜合有形資產淨值(假設在記錄日期前全部購股權已被行使但並無任何紅利認股權證被行使)	2,324,764
配售新股前之已發行股份數目(假設並無任何購股權被行使)	460,978,942
配售新股完成時之已發行股份數目(假設在記錄日期前並無任何購股權及紅利認股權證被行使)	1,382,936,826
配售新股完成時之已發行股份數目(假設在記錄日期前全部購股權已被行使但並無任何紅利認股權證被行使)	1,384,067,076
配售新股前之每股經審核有形資產淨值	4.75港元
配售新股完成時，根據已發行股份1,382,936,826股計算之本集團備考每股未經審核經調整綜合有形資產淨值(假設在記錄日期前並無任何購股權及紅利認股權證被行使)	1.68港元
配售新股完時，根據已發行股份1,384,067,076股計算之本集團備考每股未經審核經調整綜合有形資產淨值(假設在記錄日期前全部購股權已被行使但並無任何紅利認股權證被行使)	1.68港元

附註：假設包銷協議在記錄日期成為無條件。

債務聲明

借款

於二零零二年二月二十八日(即本通函刊印前可編製本債務聲明之最後可行日期)辦公時間結束時，本集團有約1,728,000,000港元之尚未償還借款，其中有抵押銀行貸款約686,000,000港元、無抵押銀行貸款約1,016,000,000港元、尚欠本公司之股東之一位主要股東約25,000,000港元、尚欠一間關連公司約1,360,000港元及租購合約承擔約200,000港元。無抵押銀行貸款包括約767,000,000港元之款項，由本公司之附屬公司之少數股東提供擔保。

債務證券

於二零零二年二月二十八日，本集團並無任何債務證券。

證券及擔保

上文所示之有抵押借款由本集團若干物業、機器及設備(賬面總值約為254,000,000港元)、本集團一間經營收費高速公路業務之附屬公司收取通行費之權利、於聯營公司(賬面值約53,000,000港元)之權利、投資物業約14,000,000港元、投資證券約5,000,000港元及銀行存款約54,000,000港元及本公司一間附屬公司之所有資產作抵押。

或然負債

於二零零二年二月二十八日，本集團有若干或然負債，涉及本集團就一位聯繫人士所獲銀行提供約180,000,000港元之信貸額、一間關連公司所獲銀行提供約2,400,000港元之借貸額及若干第三者所獲銀行提供約6,600,000港元之信貸額而向有關銀行提供擔保。

免責聲明

除上文所述者、集團成員公司間之負債及本通函附錄六「訴訟」一節所述之訴訟外，於二零零二年二月二十八日辦公時間結束時，本集團並無任何已發行但尚未償還或已同意將予發行之借貸資本、銀行透支、貸款或其他類似債務、承兑負債或承兑信貸、債券、按揭、抵押、租購合約或融資租約承擔、擔保或其他重大或然負債。

外幣款額已按二零零二年二月二十八日辦公時間結束時之滙率換算為港元。

各董事已確認，自二零零二年二月二十八日起至最後可行日期止，本集團之債務及或然負債狀況並無任何重大變動。

營運資金

根據可供提用之銀行信貸及其他信貸及本集團之內部財政資源，連同預期配售新股所得之款項淨額，各董事認為本集團有足夠之營運資金供目前所需。

46. **退休福利計劃**

本公司與其在香港之附屬公司於二零零零年十二月一日前並無為本地長期僱員設立退休計劃。截至二零零零年十二月三十一日止年度自收益表扣除之長期服務金及有關費用之撥備金額不大。

由二零零零年十二月一日起，本集團加入一項強制性公積金計劃（「強積金計劃」）。強積金計劃已根據強制性公積金計劃條款之規定向強制性公積金計劃管理局登記。強積金計劃之資產與本集團之資產分開持有，存放於獨立受託人控制之基金。根據強積金計劃條例之規則，僱主及其僱員均須按規則指定之比例向計劃供款。本集團在強積金計劃方面之唯一責任為根據計劃作出所需供款。並無被放棄供款可在未來用於減少應付供款。

有關強積金計劃並在收益表扣除之退休福利計劃供款乃本集團按規則指定之比例應向計劃作出之供款。

應付香港以外司法權區之退休金計劃之供款金額在收益表扣除。

在中國合資附屬公司之僱員均參加由中國政府管理之國家贊助公積金計劃。合資公司須以僱員工資總額之若干百分比向公積金計劃供款，以支付有關福利。本集團就公積金計劃須承擔之唯一責任為根據該計劃進行供款。

於結算日，並無重大被放棄供款因僱員在未可全數獲得本集團之供款前退出該等計劃而產生或可用以減低本集團於日後應付之供款。

47. **結算日後事項**

下列事項乃於結算日後發生：

(a) 本公司之附屬公司China Enterprises透過一間全資附屬公司訂立協議，收購約4,800,000,000股辰達永安旅遊（控股）有限公司（「辰達永安」）股本中每股面值0.01港元之新普通股，代價約為129,600,000港元。辰達永安於香港聯交所上市。

China Enterprises亦與辰達永安訂立協議；據此，辰達永安同意發行本金額為120,000,000港元之可換股票據予China Enterprises。

該項交易於本財務報表日期尚未完成。

(b) 本公司之附屬公司中國置地宣佈中國置地之一間全資附屬公司於二零零一年七月十三日就以總代價約188,000,000港元收購在中國北京市之若干物業之協議經已無效及失效，原因為中國置地未能合理信納該等物業之盡職審查結果。

同日，中國置地亦宣佈中國置地之一間非全資附屬公司放棄於二零零一年七月十三日同意授予該附屬公司之期權，行使該期權可收購不多於600,000平方米之發展權（即中國北京市Jiulong Garden第三期計劃中之總樓面面積），代價為每平方米人民幣1,700元。放棄該期權之原因為未能達成協議中所載有關期權之條件。

(c) 根據本公司董事會於二零零二年三月十四日舉行之董事會會議上通過之決議案，本公司擬以供股方式按每股0.15港元之價格，向現有股東發行不少於921,957,884股每股面值0.10港元之新股（「供股」）並進行紅利發行認股權證，比例為每持有一股現有股份可獲發兩股供股股份。

紅利發行認股權證將根據供股發行予股東，基準為每接納十股新股可獲發三份初步認購價為0.17港元之認購權。

該項交易於本財務報表日期尚未完成。

公司名稱	交易性質	附註	二零零一年 千港元	二零零零年 千港元
保華德祥機電工程有限公司	本集團已付及應付之維修保養費	(f)	33	–
	本集團購置之固定資產		8	–
	本集團已付及應付之機電服務費		702	–
保華德祥建築有限公司	本集團已付及應付之利息	(f)	151	–
Super Park Development Limited	本集團購買之汽車	(e)	400	–
東方魅力(台山地產)有限公司	本集團購買之汽車	(c)	216	–
Gunnell Properties Limited 旋高有限公司	本集團已付及應付之租金支出	(f)	2,386	–
東方紅	本集團已收及應收之貸款利息收入	(h)	105	–
Cargill Private Limited	本集團已收及應收出售汽車所得款項	(i)	1,826	–

附註：

(a) Pacificnet為本集團之聯營公司。

(b) Sing Pao Newspaper Management Limited為本集團之一間聯營公司之全資附屬公司。

(c) 東方魅力管理有限公司及東方魅力(台山地產)有限公司為東方魅力集團有限公司之全資附屬公司。本公司若干董事持有東方魅力集團有限公司之實益權益。

(d) 本公司董事為Danwei及Lucklong最終控股公司之董事，本公司董事亦為Danwei及Lucklong之董事。

(e) Total Pacific Limited及Super Park Development Limited為本集團前聯營公司之全資附屬公司。

(f) Mass Success International Limited、Hanny Magnetics Limited、保華機電工程有限公司、保華德祥建築有限公司、Gunnell Properties Limited及旋高有限公司為本公司主要股東之全資附屬公司。

(g) 保華德祥管理有限公司為本公司主要股東之股東。

(h) 東方紅為本集團之前聯營公司。

(i) Cargill Private Limited為本公司前任董事黃鴻年之聯繫人士。

於結算日與關連人士之結餘詳情載於綜合資產負債表及附註22與29。

董事認為，上述交易乃在日常業務交易過程中進行，條款由本集團及關連人士互相同意。

除上文所述者外，於年內並無與關連人士訂立其他重要交易或於本年度結束時與關連人士有任何重大結餘。

44. 資產抵押

於二零零一年十二月三十一日，以下資產已作抵押，作為本集團所獲之備用信貸額之擔保：

(a) 銀行貸款及其他借貸 — 一年後到期

賬面值為17,630,000港元（二零零零年：32,130,000港元）之投資物業。

賬面值為234,462,000港元（二零零零年：238,033,000港元）之若干物業、廠房及設備。

5,244,000港元（二零零零年：無）之證券投資。

賬面值約為53,194,000港元（二零零零年：無）之若干聯營公司股份。

(b) 銀行貸款及其他借貸 — 一年內到期

83,520,000港元（二零零零年：612,351,000港元）之銀行存款。

在截至二零零零年及二零零一年十二月三十一日止年度，龍城星源已將其收取路費之收入權利抵押予一間銀行作為備用信貸融資之抵押。

於二零零零年十二月三十一日，中國置地之一間附屬公司為獲取信貸融資向一間銀行發行兩張債券，而該等債券乃以該附屬公司所持深圳龍城星源已抵押賬面值為618,999,000港元之全部權益之第一浮動押記作為抵押。該等債券已於年內償還銀行借貸後予以解除。

45. 關連人士交易

年內，本集團與下列關連公司訂立以下交易：

公司名稱	交易性質	附註	二零零一年 千港元	二零零零年 千港元
Pacificnet	本集團已收及應收之管理費收入	(a)	–	1,200
Sing Pao Newspaper Management Limited	本集團已收及應收之貸款利息收入	(b)	37	–
東方魅力管理有限公司	本集團已收及應收之貸款利息收入	(c)	88	–
Lucklong	本集團已收及應收之貸款利息收入	(d)	8,212	–
Danwei	本集團已收及應收之貸款利息收入	(d)	9,171	–
Total Pacific Limited	本集團已收及應收之租金收入	(e)	280	–
Mass Success International Limited	本集團已付及應付之租金支出	(f)	1,109	–
	本集團已付及應付之樓宇管理費		277	–
Hanny Magnetics Limited	本集團已付及應付之管理費	(f)	151	–
	本集團已付及應付之貸款利息支出		171	–
保華德祥管理有限公司	本集團已付及應付之貸款利息	(g)	246	–

43. 或然負債

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
(a) 本公司就授予附屬公司之銀行融資提供之公司擔保	–	–	95,243	50,000
本集團所佔就給予財務機構之擔保以抵押提供予附屬公司之信貸融資所動用之信貸融資	–	–	13,000	71,500
向其他單位作出之擔保：				
聯營公司	2,357	2,357	–	–
外界人士	180,725	278,689	780	780
	183,082	281,046	109,023	122,280

(b) 本公司就本公司全資附屬公司Tung Fong Hung Medicine (Retail) Limited與地下鐵路有限公司(「地鐵」)就租賃物業而簽訂之租賃協議項下之未付租金及未清償責任向地鐵提供擔保。

(c) 一九九九年八月，保華廣場(前稱江南中心)之建築師向中國置地之全資附屬公司其鋒有限公司(「其鋒」)提起法律程序，分別索償服務費及其他開支600,000港元及6,600,000港元。

其鋒全力反對上述索償，並就該建築師所提供之監管服務不足所引致的損失及損害提起反訴。

由於其鋒提起反訴，建築師將總索償額修訂為7,700,000港元。截至本年報日期，該等法律程序仍在進行。經考慮本集團之法律顧問意見後，董事認為程序之結果對本集團之財務狀況不會有重大不利影響。

(d) 於二零零一年七月，中國置地間接持有之非全資附屬公司惠州緯通房產有限公司(「惠州緯通」)，以惠州市嘉城集團有限公司(「惠州嘉城」)(惠州港澳廣場建築工程之總承建商)之擔保人之身份，向中國廣東省惠州市政府提起法律程序。根據惠州市政府為惠州緯通於一九九四年九月七日簽立之擔保書，惠州緯通索償之金額約為人民幣243,600,000元，即惠州緯通向惠州嘉城支付約人民幣167,500,000元之建築成本連同約人民幣76,100,000元之損害。

截至本年報日期，惠州緯通正等待案件進行聆訊。在現階段未能可靠地預測結果。由於港澳廣場之總建築成本經已撇銷，董事會認為倘最終判決不利於惠州緯通，亦不會對本集團之財務狀況構成任何重大不利影響。

(e) 於二零零一年十一月，惠州港澳廣場之若干物業之買家(「買家」)根據一九九四年九月七日訂立之預售協議，就惠州緯通未能將港澳廣場之物業交付買家而向惠州緯通提起法律程序。買家索償之金額約為76,600,000港元，即預售按金連同損害約人民幣64,200,000元及有關法律開支。

於二零零二年一月，惠州緯通提出抗辯，指稱根據上述協議之條款，訂約各方之任何爭議應以仲裁方式解決。截至本年報日期，廣東省惠州市中級人民法院仍在考慮此案，在現階段未能可靠地預測結果，其後亦再無在財務報表提撥進一步準備。

41. 承擔

於結算日，本集團之資本承擔如下：

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
已訂約惟未在財務報表中就下列事項作出撥備：				
－土地發展權	214,254	–	214,254	–
－物業、廠房及設備	18,005	–	–	–
－發展中／待發展物業	26,902	23,640	–	–
－在建物業	129,393	227,150	–	–
－在建工程	10,849	173,849	–	–
	399,403	424,639	214,254	–
有關物業、廠房及設備之已批准惟未訂約之金額	35,096	–	–	–

42. 經營租約承擔

本集團於年內根據有關辦公室物業之經營租約須支付之最低租約付款約為17,432,000港元(二零零零年：10,091,000港元)。

本集團作為承租人

於結算日，本集團及本公司根據有關土地及樓宇之不可撤銷經營租約而負有未來最低租約付款之承擔，以及有關承擔之到期日如下：

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
一年內	26,429	4,802	992	142
第二至第五年(包括首尾兩年)	25,482	8,720	–	–
逾五年	1,678	–	–	–
	53,589	13,522	992	142

租約平均以二至三年為期進行磋商，租金平均以二至三年為期予以釐定。

本集團作為出租人

於本年度賺取之物業租金收入為11,914,000港元(二零零零年：11,442,000港元)。若干物業在未來三至七年已有租戶承租。

於結算日，本集團與租戶訂立之合同中，租戶之未來最低租約付款如下：

	本集團	
	二零零一年 千港元	二零零零年 千港元
一年內	9,479	11,413
第二至第五年(包括首尾兩年)	18,633	18,936
逾五年	994	2,775
	29,106	33,124

39. **年內融資變動分析**

	股本及股份溢價 千港元	銀行貸款及其他借貸 千港元	少數股東權益 千港元	應付聯營公司款項 千港元	應付關連公司款項 千港元	租購合同債項 千港元
於二零零零年一月一日之結餘	2,292,178	1,272,327	1,356,532	–	–	–
發行新股份之所得款項(已扣除開支)	45,530	–	–	–	–	–
取得新借貸	–	1,509,767	–	–	–	–
少數股東出資	–	–	15,348	–	–	–
收購附屬公司之額外權益	–	–	(11,514)	–	–	–
償還款項	–	(1,243,438)	–	–	–	–
收購附屬公司／業務	–	457,665	549,164	–	–	–
出售／部份出售附屬公司	–	(61,465)	(76,472)	–	–	–
少數股東應佔虧損	–	–	(88,809)	–	–	–
非現金有關變動	–	–	4,748	–	–	–
支付少數股東股息	–	–	(23,140)	–	–	–
於二零零零年十二月三十一日之結餘	2,337,708	1,934,856	1,725,857	–	–	–
股本重組	(414,881)	–	–	–	–	–
取得新借貸	–	1,183,688	–	–	–	53
少數股東出資	–	–	42,602	–	–	–
償還款項	–	(1,393,529)	–	–	(16,917)	(9)
墊支款項	–	–	–	9,625	53,409	–
收購附屬公司／業務	–	104,941	51,738	–	–	143
出售／部份出售附屬公司	–	(314,750)	(35,268)	–	–	–
少數股東應佔虧損	–	–	(408,399)	–	–	–
非現金有關變動	–	–	(5,345)	–	–	–
支付少數股東股息	–	–	(4,124)	–	–	–
於二零零一年十二月三十一日之結餘	1,922,827	1,515,206	1,367,061	9,625	36,492	187

40. **主要非現金交易**

年內主要非現金交易如下：

(a) 於聯營公司之權益減少約37,032,000港元及其他應收款項減少約18,465,000港元，乃用以支付收購附屬公司之部份代價。

(b) 於聯營公司之權益之添額約9,556,000港元及應收貸款之添額約36,400,000港元乃出售若干附屬公司所收取之部份代價。

(c) 收費高速公路之添額188,331,000港元已由提供予承建商之墊款中轉撥。

(d) 有關物業、廠房及設備之租購合同安排之合同資本值約為53,000港元。

(e) 約64,295,000港元之證券投資於本集團增加其於一間聯營公司之權益後重新分類為於聯營公司之權益。

於二零零零年，主要非現金交易如下：

(a) 計入證券投資18,691,000港元及應收款項32,015,000港元之款項為就出售一間附屬公司而收取之部份代價。證券投資增加7,542,000港元為一筆未償還應收賬款之還款。

隨本集團攤薄其於聯營公司之權益後，於聯營公司之權益4,817,000港元重新分類為證券投資。

(b) 應收聯營公司之可換股票據232,110,000港元已與就向該聯營公司收購一間公司權益而須支付之代價對銷。

(c) 43,009,000港元之發展中／待發展物業已轉撥入待售物業。

38. 購入附屬公司／業務

	二零零一年 千港元	二零零零年 千港元
已購入資產淨值：		
投資物業	96,510	71,818
物業、廠房及設備	77,071	1,428,425
無形資產	–	107,656
於聯營公司之權益	19,466	–
發展中物業	–	173,869
待售物業	83,180	4,073
證券投資	54,599	35,563
應收賬款	44,201	–
存貨	70,771	1,205
應收貿易賬款	27,304	7,462
其他應收款項、按金及預付款項	150,390	–
借予少數股東之貸款	–	28,074
可收回稅項	129	–
給予承建商墊款	–	169,082
銀行結餘及現金	52,568	177,325
應付賬款及應計開支	(109,964)	(138,636)
已收按金	–	(80,085)
銀行貸款及其他借貸	(104,941)	(457,665)
租購合同債項	(143)	–
少數股東權益	(51,738)	(549,164)
	409,403	979,002
收購時產生之商譽	53,112	(170,114)
	462,515	808,888
支付方式：		
現金	407,018	703,637
於聯營公司之權益	37,032	92,711
證券投資	–	12,540
其他應收款項、按金及預付款項	18,465	–
	462,515	808,888

有關購入附屬公司／業務之現金及現金等額之現金流出淨額之分析：

	二零零一年 千港元	二零零零年 千港元
已付現金代價	(407,018)	(703,637)
已購入之銀行結餘及現金	52,568	177,325
有關購入附屬公司／業務之現金及現金等額之現金流出淨額	(354,450)	(526,312)

於年內收購之附屬公司／業務為本集團之經營現金流出淨額帶來26,486,000港元(二零零零年：107,130,000港元)之現金流出，於二零零零年就投資回報淨額及融資償還支付16,659,000港元、於二零零零年已收所得稅退款1,213,000港元、就投資活動收取6,056,000港元(二零零零年：動用139,959,000港元)及就融資活動動用3,037,000港元(二零零零年：177,088,000港元)。

於年內收購之附屬公司／業務為本集團之營業額帶來99,967,000港元(二零零零年：66,208,000港元)及對本集團之經營虧損帶來87,730,000港元(二零零零年：9,074,000港元)。

37. 出售／攤薄附屬公司／業務

	二零零一年 千港元	二零零零年 千港元
已出售之資產淨值：		
投資物業	84,510	51,954
物業、廠房及設備	189,164	109,152
商譽	19,909	—
無形資產	102,274	—
證券投資	26,262	—
於聯營公司之權益	19,432	—
存貨	197,426	15,548
應收貿易賬款	175,958	93,406
其他應收款項、按金及預付款項	240,996	84,922
銀行結餘及現金	76,490	22,503
應付賬款及應計費用	(402,133)	(136,735)
應繳所得稅及其他應繳稅項	(75)	—
銀行貸款及其他借款	(314,750)	(61,465)
少數股東權益	(35,268)	(76,472)
	380,195	102,813
已變現商譽儲備	(25,262)	(3,958)
已變現之滙兑儲備	(650)	(691)
已變現之其他非供分派儲備	(11,078)	(3,151)
	343,205	95,013
出售／攤薄收益	63,047	24,692
	406,252	119,705
支付方式：		
現金	360,296	68,999
其他應收款項	—	32,015
證券投資	—	18,691
於聯營公司之權益	9,556	—
應收賬款	36,400	—
	406,252	119,705
有關出售／攤薄附屬公司／業務之現金及現金等額之流入淨額之分析：		
已收現金代價	360,296	68,999
出售之銀行結餘及現金	(76,490)	(22,503)
現金及現金等額之流入淨額	283,806	46,496

於年內出售之附屬公司為本集團之經營現金流出淨額帶來122,484,000港元(二零零零年：現金流出6,288,000港元)之現金流出，二零零零年就稅項負債支付1,721,000港元、就投資活動收取5,994,000港元(二零零零年：已付1,787,000港元)及就融資活動收取98,504,000港元(二零零零年：12,217,000港元)。

於年內出售之附屬公司／業務為本集團之營業額帶來132,311,000港元(二零零零年：30,241,000港元)及對本集團之經營虧損帶來31,663,000港元(二零零零年：168,000港元)。

35. 已收按金

本集團

已收按金乃就預售若干發展中／待發展物業而收取之按金。有關按金將於簽訂具約束力之買賣協議後撥入收益表。

董事認為，不大可能在一年內簽訂具約束力之買賣協議，故此按金在資產負債表列為非流動。

36. 除稅前虧損與經營業務之現金流入淨額之調整

	二零零一年 千港元	二零零零年 千港元
除稅前虧損	(1,001,147)	(812,883)
所佔聯營公司之業績	17,997	12,147
股息收入	(5,509)	(6,509)
利息收入	(71,725)	(114,714)
利息支出	81,462	88,487
物業、廠房及設備折舊	140,743	110,944
攤銷無形資產	4,934	448
攤銷商譽	495	–
證券投資之未變現虧損	139,972	482,656
出售證券投資之虧損	15,182	260,946
呆壞賬備抵	84,972	11,382
物業、廠房及設備之減值及重估虧損	529,041	–
附屬公司及聯營公司之商譽減值虧損	14,005	26,724
於聯營公司之權益之減值虧損	3,587	–
發展中／待發展物業之減值虧損	28,793	–
重估投資物業產生之虧絀	19,977	–
待售物業之已確認減值虧損	11,081	–
存貨之已確認減值虧損	10,012	42,277
貸款及應收利息之已確認減值虧損	50,413	46,000
出售物業、廠房及設備之虧損	2,827	310
出售／攤薄於附屬公司／業務之權益之收益	(63,047)	(24,692)
出售／攤薄於聯營公司之權益之收益	–	(14,977)
壞賬備抵撥回	(10,390)	(9,754)
出售投資物業之虧損	50	–
存貨增加	(57,621)	(92,242)
應收貿易賬款增加	(11,759)	(53,815)
待售物業減少	70,300	16,000
其他應收款項、按金及預付款項增加	(109,333)	(160,084)
應付賬款、應計開支及其他應付款項增加	198,178	338,005
其他應付稅項(減少)增加	(7,614)	14,133
已收按金減少	–	(3,447)
經營業務現金流入淨額	85,876	157,342

34. 銀行貸款及其他借款

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
銀行貸款	1,515,206	1,932,970	20,000	—
租購合同債項(附註)	187	—	46	—
銀行透支	—	11,902	—	8,798
其他借貸	—	1,886	—	—
	1,515,393	1,946,758	20,046	8,798
須於以下年期償還：				
一年內	922,272	1,351,545	20,011	8,798
一至兩年	53,754	48,080	35	—
二至五年	24,386	32,152	—	—
逾五年	514,981	514,981	—	—
	1,515,393	1,946,758	20,046	8,798
減：一年內到期並列作流動負債之款項	(922,272)	(1,351,545)	(20,011)	(8,798)
一年後到期之款項	593,121	595,213	35	—

在本集團之銀行貸款及其他借款中，672,735,000港元(二零零零年：1,298,298,000港元)由本集團之物業、廠房及設備及銀行存款作抵押。

附註：

	最低租約付款				最低租約付款之現值			
	本集團		本公司		本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
根據租購合同應付金額：								
一年內	24	–	14	–	14	–	11	–
第二至第五年(包括首尾兩年)	189	–	47	–	173	–	35	–
	213	–	61	–	187	–	46	–
減：未來融資支出	(26)	–	(15)	–	–	–	–	–
租約債項現值	187	–	46	–	187	–	46	–
減：一年內到期之金額					(14)	–	(11)	–
一年後到期之金額					173	–	35	–

本集團之政策為根據租購合同租賃其若干裝置及設備。租購合同平均為期五年。息率於訂立合同日期釐定。所有租購合同按固定還款年期訂立且並無訂立有關或然租賃付款之安排。

本集團之租購合同債項以出租人在租賃資產設立之押記作抵押。

33. 遞延稅項

年內未確認之遞延稅項(撥回)支出之主要項目如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額與在財務報表中扣除之折舊額兩者間之差額	393	(216)	187	(6)
所(引致)動用之稅務虧損	(109,097)	(15,295)	1,273	18,665
其他時差	(193)	–	(325,368)	–
物業減值及重估虧損	(476)	–	–	–
	(109,373)	(15,511)	(323,908)	18,659

於結算日，未在財務報表中確認之遞延稅項資產(負債)之主要項目如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
時差之稅務影響由下列各項引致：				
稅務上之折舊免稅額超逾在財務報表中扣除之折舊額	(6,166)	(5,773)	(527)	(340)
未動用之稅務虧損	307,696	198,599	22,000	23,273
其他時差	5,462	5,269	333,000	7,632
物業減值及重估虧損	11,333	10,857	–	–
	318,325	208,952	354,473	30,565

由於並不確定稅項利益會否於可見之將來實現，因此並未確認遞延稅項資產。

	股份溢價 千港元	特別資本儲備 千港元	資本贖回儲備 千港元	保留溢利(虧絀) 千港元	總額 千港元
本公司					
於二零零零年一月一日	1,844,149	–	233	145,713	1,990,095
前期調整(附註2)	–	–	–	46,098	46,098
如重列	1,844,149	–	233	191,811	2,036,193
因發行股份而產生之溢價	32,580	–	–	–	32,580
本年度虧損淨額	–	–	–	(569,315)	(569,315)
股息(附註2)	–	–	–	(46,098)	(46,098)
於二零零零年十二月三十一日	1,876,729	–	233	(423,602)	1,453,360
因股本重組而產生(附註30)	–	414,881	–	–	414,881
本年度虧損淨額	–	–	–	(621,305)	(621,305)
於二零零一年十二月三十一日	1,876,729	414,881	233	(1,044,907)	1,246,936

本集團其他非供分派之儲備包括根據中國法例及規例須自本公司之中國附屬公司之除稅後溢利中調撥之法定儲備。調撥金額乃由該等中國附屬公司之董事會酌情決定。

於二零零一年十二月三十一日股份合併時之商譽分別包括收購附屬公司及聯營公司產生之商譽19,316,000港元(二零零零年:33,321,000港元)及負商譽210,753,000港元(二零零零年:236,015,000港元)。

本集團之特別資本儲備代表附註30(b)所述之股本重組產生之金額。

年內,本集團管理層在參考附屬公司及聯營公司經營之業務後評審商譽之賬面值。該等附屬公司及聯營公司之主要業務為提供電子商貿解決方案服務。管理層已因應該等業務目前面對之經濟情況,在綜合收益表辨識及全數確認14,005,000港元之減值虧損。

於二零零一年及二零零零年十二月三十一日,本公司並無可供分派予股東之儲備。

32. 儲備

	股份溢價	特別資本儲備	資本贖回儲備	綜合賬目時產生之商譽	匯兌儲備	其他非供分派儲備	保留溢利（虧絀）	總額
	千港元	千港元	千港元	千港元	千港元	千港元	千港元	千港元
本集團								
於二零零零年一月一日								
－如原來呈報	1,844,149	–	233	30,693	16,844	34,368	1,002,159	2,928,446
－前期調整（附註2）	–	–	–	–	–	–	46,098	46,098
如重列	1,844,149	–	233	30,693	16,844	34,368	1,048,257	2,974,544
匯兌調整	–	–	–	–	(1,223)	–	–	(1,223)
發行股份之溢價	32,580	–	–	–	–	–	–	32,580
因收購於附屬公司及聯營公司之權益而產生	–	–	–	157,581	–	–	–	157,581
聯營公司之商譽減值虧損	–	–	–	26,724	–	–	–	26,724
出售於附屬公司之權益時變現	–	–	–	(3,958)	(691)	(3,151)	–	(7,800)
出售／攤薄於聯營公司之權益時變現	–	–	–	3,751	(2,735)	(557)	–	459
應佔聯營公司之儲備變動淨額	–	–	–	(12,097)	(7,317)	2,204	–	(17,210)
調撥自保留溢利	–	–	–	–	–	1,539	(1,539)	–
年度虧損淨額	–	–	–	–	–	–	(730,682)	(730,682)
股息（附註2）	–	–	–	–	–	–	(46,098)	(46,098)
於二零零零年十二月三十一日	1,876,729	–	233	202,694	4,878	34,403	269,938	2,388,875
匯兌調整	–	–	–	–	(7,277)	–	–	(7,277)
因股本重組而產生（附註30）	–	414,881	–	–	–	–	–	414,881
附屬公司及聯營公司之商譽減值虧損	–	–	–	14,005	–	–	–	14,005
出售／攤薄於附屬公司之權益時變現	–	–	–	(25,262)	(650)	(11,078)	–	(36,990)
應佔聯營公司之儲備變動淨額	–	–	–	–	(72)	–	–	(72)
調撥自保留溢利	–	–	–	–	–	12,068	(12,068)	–
本年度虧損淨額	–	–	–	–	–	–	(598,730)	(598,730)
於二零零一年十二月三十一日	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692
下列公司應佔：								
本公司及其附屬公司	1,876,729	414,881	233	194,547	(3,111)	35,393	(245,191)	2,273,481
聯營公司	–	–	–	(3,110)	(10)	–	(95,669)	(98,789)
	1,876,729	414,881	233	191,437	(3,121)	35,393	(340,860)	2,174,692

31. 購股權

本公司

於二零零一年十二月三十一日，根據本公司購股權計劃授出但尚未行使之可認購股份之購股權如下：

可行使期間	行使價	於二零零一年十二月三十一日尚未行使
	港元	
一九九八年七月二十一日至二零零二年七月二十日	6.060	36,750
二零零零年一月十二日至二零零五年一月十一日	3.440	50,000
二零零零年二月十四日至二零零五年二月十三日	4.050	290,000
		376,750

附屬公司

China Enterprises

於二零零一年十二月三十一日，根據China Enterprises購股權計劃授出但尚未行使之可認購股份之購股權如下：

可行使期間	行使價	於二零零一年十二月三十一日尚未行使
	美元	
二零零零年二月三日至二零一零年二月二日	9.9375	20,000

中國置地

於年內並無根據中國置地之購股權計劃授出或行使任何購股權，而於二零零一年十二月三十一日亦無任何尚未行使之購股權。

30. 股本

	附註	股份數目	價值 千港元
法定：			
於二零零零年十二月三十一日及二零零一年一月一日每股面值0.10港元之普通股		8,000,000,000	800,000
股份合併	(b)	(7,200,000,000)	—
每股面值1.00港元之普通股		800,000,000	800,000
調整面值	(b)	—	(720,000)
每股面值0.10港元之普通股		800,000,000	80,000
添置	(b)	7,200,000,000	720,000
於二零零一年十二月三十一日每股面值0.10港元之普通股		8,000,000,000	800,000
已發行及繳足：			
於二零零零年一月一日每股面值0.10港元之普通股		4,480,289,420	448,029
行使購股權	(a)	129,500,000	12,950
於二零零一年一月一日每股面值0.10港元之普通股		4,609,789,420	460,979
股份合併	(b)	(4,148,810,478)	—
每股面值1.00港元之普通股		460,978,942	460,979
調整面值	(b)	—	(414,881)
於二零零一年十二月三十一日每股面值0.10港元之普通股		460,978,942	46,098

附註：

(a) 截至二零零零年十二月三十一日止年度，本公司因購股權獲行使而按每股0.3港元、0.344港元及0.405港元發行及配發47,000,000股、32,500,000股及50,000,000股本公司每股面值0.10港元之股份，以換取現金。所發行之股份與當時現有已發行股份，在所有方面均具有同等權益。

(b) 根據本公司股東在二零零一年六月十八日舉行之股東特別大會上通過之決議案，本公司進行以下股本重組(「股本重組」)：

- 本公司已發行及未發行股本中每十股每股面值0.10港元之普通股合併成一股每股面值1.00港元之普通股(「合併股份」)(「股份合併」)；
- 緊隨股份合併完成後，已發行及未發行合併股份之面值由每股1.00港元減至0.10港元(「削減股本」)；
- 削減股本產生之進賬約415,000,000港元已撥入本公司之特別資本儲備賬；
- 待股本重組生效後，本公司之法定股本藉增設7,200,000,000股每股面值0.10港元之額外普通股由80,000,000港元增至800,000,000港元。

股本重組之詳情載於本公司在二零零一年五月二十三日致股東之通函。股本重組已於二零零一年七月三十一日獲香港特別行政區高等法院批准。

27. 應收貿易賬款

本集團一般給予其貿易客戶為期90至180日之賒賬期。於結算日之應收貿易賬款之賬齡分析如下：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
0至90日	330,169	323,133
90至180日	93,564	244,787
180日以上	57,291	99,897
	481,024	667,817

28. 應付賬款及應計費用

應付賬款及應計開支指下列賬齡之應付款項：

	本集團	
	二零零一年	二零零零年
	千港元	千港元
0至90日	278,148	322,077
90至180日	43,876	82,623
180日以上	75,570	96,901
	397,594	501,601
加：應計開支	34,291	172,965
	431,885	674,566

29. 應付關連公司款項

應付關連公司款項之詳情如下：

		本集團		本公司	
	附註	二零零一年	二零零零年	二零零一年	二零零零年
		千港元	千港元	千港元	千港元
Mass Success International Limited	(i)	594	–	594	–
Hanny Magnetics Limited	(i)	1,234	–	151	–
德祥企業管理有限公司	(ii)	29,539	–	328	–
保華德祥管理有限公司	(i)	127	–	–	–
Paul Y. – ITC Construction Company Limited	(i)	3,634	–	–	–
Tai Shan Paul Y. Construction Co., Ltd.	(i)	1,364	–	–	–
		36,492	–	1,073	–

應收關連公司款項包括分別應付Hanny Magnetics Limited及德祥企業管理有限公司之款項1,083,000港元及26,267,000港元，有關款項按當前市場利率計息。餘款為無抵押、免息及須應銀行要求償還。

附註：

(i) 該等公司為本公司主要股東之全資附屬公司。

(ii) 德祥企業管理有限公司為德祥企業集團有限公司之全資附屬公司，德祥企業集團有限公司為本公司主要股東之股東。

非上市債務證券於二零零一年十二月三十一日之賬面值包括於由金匡企業有限公司(於香港聯交所上市)發行之可換股債券(「金匡債券」)之52,585,000港元投資。金匡債券並不計息，並須於二零零四年十二月十日以57,000,000港元贖回。金匡債券賦予其持有人權利，可於二零零一年十二月十日至二零零四年十二月十日止任何時間，按換股價每股0.28港元(可予調整)將金匡債券轉換為金匡企業有限公司之股份。

金匡債券於二零零零年十二月三十一日之賬面值為50,400,000港元並以年利率7.5厘計息，金匡企業有限公司已於本年度悉數贖回金匡債券。

非上市債務證券於二零零一年十二月三十一日之賬面值亦包括向第三者提供之承兑票據40,000,000港元(二零零零年：60,000,000港元)，該承兑票據按當時市場年利率計息，並由香港聯交所上市之中國發展集團有限公司之股份作抵押。

24. 來自／給予少數股東之貸款

本集團

有關款項為無抵押、免息及毋須於一年內償還，故列為非流動部分。

25. 待售物業

本集團

待售物業以可變現淨值列賬。

就賬面值約為28,000,000港元之待售物業而言，土地使用權之所有權及房產擁有權於結算日尚未完成轉讓。本集團已根據買賣協議支付全數代價，董事認為，有關轉讓將於稍後時間完成。

經參考獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市場基準進行之估值後，11,081,000港元之減值虧損已予辨識並在本年度之綜合收益表確認。

26. 存貨

	本集團	
	二零零一年 千港元	二零零零年 千港元
原料	312,952	268,242
在製品	19,007	30,842
製成品	458,329	570,249
	790,288	869,333

上述包括按可變現淨值列賬之原料312,952,000港元(二零零零年：268,242,000港元)、在製品19,007,000港元(二零零零年：30,842,000港元)及製成品458,329,000港元(二零零零年：568,099,000港元)。

於年內支銷之存貨成本約為2,771,566,000港元(二零零零年: 2,751,170,000港元)。

23. 證券投資

	本集團 其他投資 二零零一年 千港元	二零零零年 千港元	本公司 其他投資 二零零一年 千港元	二零零零年 千港元
股本證券：				
上市	261,403	316,375	–	–
非上市	73,279	187,225	18,692	18,692
	334,682	503,600	18,692	18,692
債務證券：				
上市	–	209,459	–	–
非上市	177,188	110,400	–	–
	177,188	319,859	–	–
會所債券	1,538	1,538	825	825
總計	513,408	824,997	19,517	19,517

	本集團 其他投資 二零零一年 千港元	二零零零年 千港元	本公司 其他投資 二零零一年 千港元	二零零零年 千港元
總計及列作：				
上市				
香港	214,248	207,671	–	–
其他地方	47,155	318,163	–	–
非上市	252,005	299,163	19,517	19,517
	513,408	824,997	19,517	19,517
分類為				
流動	40,000	67,800	–	–
非流動	473,408	757,197	19,517	19,517
	513,408	824,997	19,517	19,517
上市證券之市值	261,403	525,834	–	–

香港上市證券於二零零一年十二月三十一日之賬面值包括於百江燃氣控股有限公司(「百江燃氣」)及明報企業有限公司(「明報」)分別9.16%及10%(二零零零年：零及10.01%)之權益之金額71,005,500港元及60,834,000港元(二零零零年：零及74,178,000港元)。百江燃氣與明報分別於開曼群島及百慕達註冊成立，兩者均於香港聯交所上市。

海外上市債務證券於二零零零年十二月三十一日之賬面值乃代表盈動可換股債券(「盈動可換股債券」)。盈動可換股債券由盈動擔保，以年利率3.5厘計息，於二零零五年十二月五日到期，並須按120.12%贖回本金及應計利息。

除早前所贖回或購買或註銷外，盈動可換股債券賦予其持有人權利，可於二零零一年一月五日至二零零五年十一月二十一日止任何時間，按初步換股價每股1.0083美元(相等於約每股7.865港元)(可予調整)將盈動可換股債券轉換為盈動股份。

盈動可換股債券已於年內悉數出售。

22. 應收賬款

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
貸款及應收利息(附註a)				
－有抵押	270,474	—	—	—
－無抵押	189,039	50,000	41,457	31,153
應收關連公司款項(附註b)	534	—	28	—
應收中國實體款項(附註c)	—	65,212	—	—
	460,047	115,212	41,485	31,153
減：已確認減值虧值	(50,413)	(46,000)	—	—
	409,634	69,212	41,485	31,153
減：一年內到期並列作流動資產之款項	(107,195)	(50,217)	(16,239)	(4,673)
一年後到期之款項	302,439	18,995	25,246	26,480

附註：

(a) 有抵押貸款及應收利息中包括分別應收Danwei Limited(「Danwei」)及Lucklong Venture Limited(「Lucklong」)約123,491,000港元及110,583,000港元之款項。本集團董事周美華女士之替任董事劉高原先生為Danwei及Lucklong之最終控股公司之董事。此外，本公司董事周美華女士亦為Danwei及Lucklong之董事。Danwei及Lucklong持有之若干物業控股公司之股份已予抵押，作為本集團向Danwei及Lucklong提供貸款之抵押品。

無抵押貸款及應收利息中包括應收本集團之接受投資公司約51,701,000港元(二零零零年：零)之款項及應收本集團前聯營公司中國發展集團有限公司之墊款約45,183,000港元(二零零零年：34,000,000港元)。

所有應收貸款均按當前市場利率計息。

(b) 應收關連公司款項之詳情如下：

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
保華德祥管理有限公司	24	—	—	—
最佳拍檔有限公司	160	—	—	—
東方魅力管理有限公司	157	—	—	—
Rosedale Hotel Management Limited	113	—	—	—
東方魅力集團有限公司	80	—	28	—
	534	—	28	—

該等款項為無抵押、免息及須應要求償還。

保華德祥管理有限公司及Rosedale Hotel Management Limited為本公司主要股東之全資附屬公司。

東方魅力管理有限公司及最佳拍檔有限公司為東方魅力集團有限公司之附屬公司，本公司若干董事於東方魅力集團有限公司持有實益權益。

東方魅力集團有限公司為一間本公司若干董事持有實益權益之公司。

(c) 於二零零零年十二月三十一日應收中國實體款項主要包括向一前合營夥伴提供之貸款，該貸款已於年內償清。

於二零零一年十二月三十一日，各主要聯營公司之詳情如下：

聯營公司名稱	註冊成立／註冊地點	經營業務之地點	本公司間接持有已發行股本／註冊資本面值之比例 %	主要業務
杭州中策置地有限公司	中國	中國	50	物業發展及投資
杭州朝陽橡膠有限公司（「朝陽」）	中國	中國	49.2	製造輪胎
Pacificnet	美國特拉華州	香港及新加坡	29.52	發展、市場推廣及支援商業對商業電子商貿解決方案之全套服務
成報傳媒	開曼群島	香港	27.97	經營媒體及出版業務，旗下刊物包括「成報」及「廣角鏡」雜誌；為全球華人社群提供多媒體娛樂及生活潮流資訊

於一九九八年，本集團透過杭州橡膠投資朝陽，總投資及註冊資本為29,980,000美元。投資承擔由一間在建中子午胎工廠之貢獻支付。該子午胎工廠於年內投入運作。

年內，Actiwater之全部權益已售予成報傳媒，代價以支付現金及發行股份予成報傳媒之方式支付。本集團於出售事項完成後持有Actiwater約27.97%權益。

上表所列乃董事認為構成所佔聯營公司業績或聯營公司資產淨值絕大部份之本集團聯營公司。董事認為詳列其他聯營公司之資料將令篇幅過份冗長。

附註：

a. Australia Net.Com於澳洲及香港兩地經營業務，其股份於澳洲證券交易所上市。Australia Net.Com及其附屬公司主要從事投資控股業務。

b. 中國置地於中港兩地經營業務，其股份於香港聯交所上市。

c. China Enterprises於中國經營業務，其股份於紐約證券交易所上市。本集團持有China Enterprises之55.2%實際股本權益及88.8%投票權益。China Enterprises為一間控股公司，於二零零一年十二月三十一日擁有雙喜、杭州橡膠、煙台中策橡膠有限公司及銀川中策(長城)橡膠有限公司之大部份股權。

d. 東方紅於香港經營業務。

e. 此乃中外合作經營企業。

f. 此乃中外合資經營企業。

各附屬公司於年終或年內任何時間概無任何仍然存在之借貸資本。

上表所列乃董事認為主要影響本年度之業績或佔本集團資產淨值之重大部份之本集團附屬公司。董事認為詳列其他附屬公司之資料將令篇幅過份冗長。

21. 於聯營公司之權益／應收聯營公司款項／應付聯營公司款項

	本集團		本公司	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
於聯營公司之權益				
所佔資產淨值	156,132	115,752	–	–
商譽	20,136	–	–	–
非上市股份，按成本值	–	–	2	2
	176,268	115,752	2	2
應收聯營公司款項				
聯營公司欠款	13,517	5,323	473	1,083
應付聯營公司款項				
欠聯營公司款項	9,625	–	–	–

聯營公司欠款／欠聯營公司款項為無抵押、免息及無固定還款期。

20,136,000港元之款項主要為二零零一年十二月收購成報傳媒產生之商譽。

附屬公司名稱	註冊成立／註冊及經營業務之地點	已發行及繳足之普通股股本／註冊資本	本公司持有已發行股本／註冊資本面值之比例 直接 %	間接 %	主要業務
大寨中策水泥股份有限公司（附註f)	中國	人民幣17,000,000元	51	－	製造水泥
廣州珀麗酒店有限公司（原稱廣州江南大酒店有限公司）（附註e)	中國	89,700,000港元	－	81	酒店業務
廣州江南房產有限公司（附註e)	中國	68,000,000港元	－	75	物業發展
杭州中策橡膠（股份）有限公司（「杭州橡膠」）（附註f)	中國	人民幣469,748,777元	－	51（附註c)	製造輪胎
惠州緯通房產有限公司（附註e)	中國	109,200,000港元	－	70	物業發展
寧波中華太豐食品股份有限公司（附註f)	中國	人民幣89,004,566元	－	51	製造麵粉、味精及有關食品
深圳龍城星源實業有限公司（「龍城星源」）（附註f)	中國	人民幣100,000,000元	－	60	興建及經營收費高速公路
深圳經濟特區發展中心有限公司（附註e)	中國	290,000,000港元	－	86	物業發展、持有及買賣
Tung Fong Hung Investment Limited（「東方紅」）（附註d)	英屬處女群島	10,000美元	－	100	製造及貿易中西藥品
煙台中策橡膠有限公司（附註f)	中國	人民幣60,000,000元	－	51（附註c)	製造輪胎
銀川中策（長城）橡膠有限公司（附註f)	中國	人民幣667,833,000元	－	51（附註c)	製造輪胎

20. 於附屬公司之投資／應收附屬公司款項／應付附屬公司款項

	二零零一年 千港元	二零零零年 千港元
於附屬公司之投資		
海外上市股份，按成本值	228,703	228,703
非上市股份，按成本值	100,483	99,486
	329,186	328,189
上市股份之市值	23,868	56,935
應收附屬公司款項		
附屬公司之欠款	3,598,640	3,051,781
減：已確認減值虧損	(2,083,185)	(871,870)
	1,515,455	2,179,911
應付附屬公司款項		
欠附屬公司之款項	709,918	866,109

應收及應付附屬公司之款項為無抵押、免息及無固定還款期。

年內，本公司董事因應目前市況評審於本公司附屬公司權益之賬面值，董事參考專業估值報告後得悉物業出現減值及重估虧損，附屬公司持有之其他投資亦有未變現虧損，並就應付附屬公司款項辨識股份市值之減值虧損約1,211,000,000港元。因此，整筆款項已在收益表內確認為年度減值虧損。

於二零零一年十二月三十一日，各主要附屬公司之詳情如下：

附屬公司名稱	註冊成立／註冊及經營業務之地點	已發行及繳足之普通股股本／註冊資本	本公司持有已發行股本／註冊資本面值之比例 直接 %	間接 %	主要業務
Australia Net.Com Limited (「Australia Net.Com」)	澳洲 (附註a)	31,184,116澳元	–	57.26 (附註a)	投資控股
中國置地	百慕達 (附註b)	27,248,386美元	–	65.56 (附註b)	投資控股
中國製藥工業集團有限公司	香港	2港元	–	57.26	投資控股
China Enterprises	百慕達 (附註c)	附有投票權普通股30,000美元 普通股60,173美元	33.27 (附註c)	24.84 (附註c)	投資控股
雙喜 (附註f)	中國	人民幣280,684,311元	–	55 (附註c)	暫無營業

18. 無形資產

	本集團	
	二零零一年	二零零零年
	千港元	千港元
成本值		
於一月一日	107,656	–
添置	–	107,656
出售附屬公司時對銷	(107,656)	–
於十二月三十一日	–	107,656
攤銷		
於一月一日	448	–
年內撥備	4,934	448
出售附屬公司時對銷	(5,382)	–
於十二月三十一日	–	448
賬面淨值		
於十二月三十一日	–	107,208

無形資產指以「成報」商標及商號出版報章之權利，無形資產分20年攤銷。

19. 商譽

	本集團
	千港元
成本值	
年內收購附屬公司所產生	53,112
出售附屬公司時對銷	(19,909)
於二零零一年十二月三十一日	33,203
攤銷	
年內撥備及於二零零一年十二月三十一日	495
賬面淨值	
於二零零一年十二月三十一日	32,708
於二零零零年十二月三十一日	–

商譽按直線基準分二十年攤銷。

上列土地及樓宇之賬面淨值包括：

	本集團		本公司	
	二零零一年 千港元	二零零零年 千港元	二零零一年 千港元	二零零零年 千港元
於中國（不包括香港）以中期土地使用權持有之物業	332,133	369,625	6,463	6,633

汽車於二零零一年十二月三十一日之賬面淨值包括關於根據租購合同持有之資產約263,000港元之款項。於二零零零年十二月三十一日並無根據租購合同持有資產。

16. 發展中／待發展物業

	本集團	
	二零零一年 千港元	二零零零年 千港元
成本值		
於一月一日	157,401	—
收購附屬公司時購入	—	173,869
年內產生之發展成本	8,392	26,541
減值虧損	(28,793)	—
轉撥入待售物業	—	(43,009)
於十二月三十一日	137,000	157,401

包括：

	二零零一年 千港元	二零零零年 千港元
於中國（不包括香港）以中期土地使用權持有之物業	111,000	131,086
於中國（不包括香港）以長期土地使用權持有之物業	26,000	26,315
	137,000	157,401

上述包括本集團於惠州以中期土地使用權持有之港澳港場發展項目權益，以及於台山以長期土地使用權持有朗底洞之權益。本集團因應目前市況決定出現減值虧損，當中已參考兩間獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市場基準進行之估值，就此於本年度之綜合收益表確認之減值虧損約為28,793,000港元。

17. 收購土地發展權所付款項

本集團及本公司

年內，本公司與北京市順義區李橋鎮人民政府（「李橋鎮人民政府」）就一幅鄰近中國北京首都機場東面之土地之聯合發展項目訂立協議；據此，本公司同意就該項目之土地發展權向李橋鎮人民政府合共支付約216,981,000港元（相等於人民幣230,000,000元）。

於二零零一年十二月三十一日，本公司支付部份款項，為數約2,727,000港元（相等於人民幣3,000,000元）。

(a) 收費高速公路指本集團於深圳在建中之收費公路(「深圳高速公路」)之權益。鑑於有關中國當局批准之收費乃低於預算收費，本集團參考獨立專業物業估值師行中證評估有限公司進行之估值而確認減值虧損。減值是根據貼現現金流量法使用20%貼現率並計及完成深圳高速公路之估計未來成本，以及考慮獨立交通顧問偉信(顧問)香港有限公司對深圳高速公路進行之交通預測及研究而予以辨識及確認。約360,272,000港元之減值虧損已在本年度之綜合收益表予以確認。本公司之附屬公司已獲授在二零二二年十一月三十日前二十五年期間經營及管理深圳高速公路之權利。

(b) 本集團之酒店物業已於二零零一年十二月三十一日由獨立專業物業估值師行世邦魏理仕物業顧問有限公司按公開市值基準進行重估。

酒店物業位於中國(不包括香港)並根據中期土地使用權持有。本集團已獲授可由一九八七年一月至二零一七年一月止期間經營及管理酒店之權利，惟須待若干條件達成後方可作實，營運期可延續二十年。

(c) 在建物業位於中國(不包括香港)並根據中期土地使用權持有。本集團已因應目前市況，並在參考獨立專業物業估值師行世邦魏理仕物業顧問有限公司後，按公開市值基準進行之估值後確認減值虧損。約63,257,000港元之減值虧損已在本年度之綜合收益表予以辨識及確認。

(d) 本集團使用本集團與準買家擬訂立之協議內機器及設備及汽車之估計售價，評審機器及設備及汽車之賬面值。約19,019,000港元之減值虧損已予辨識及在綜合收益表確認。減值虧損乃估計售價與賬面值之差額。

(e) 於二零零一年十二月三十一日，納入收費公路之賬面淨值為撥作資本之利息77,719,000港元(二零零零年：37,946,000港元)。

	土地及樓宇 千港元	傢俬及裝置 千港元	機器及設備 千港元	汽車 千港元	總額 千港元
本公司					
成本值					
於二零零一年 一月一日	6,824	2,511	3,274	–	12,609
添置	–	71	231	541	843
出售	–	(922)	(1,862)	–	(2,784)
於二零零一年 十二月三十一日	6,824	1,660	1,643	541	10,668
折舊					
於二零零一年 一月一日	191	983	2,775	–	3,949
年內撥備	170	308	208	68	754
出售後撇除	–	(920)	(1,837)	–	(2,757)
於二零零一年 十二月三十一日	361	371	1,146	68	1,946
賬面淨值					
於二零零一年 十二月三十一日	6,463	1,289	497	473	8,722
於二零零零年 十二月三十一日	6,633	1,528	499	–	8,660

投資物業之賬面值包括：

	本集團 二零零一年 千港元	本集團 二零零零年 千港元
於香港以中期租約持有之物業	12,000	14,500
於中國以中期土地使用權持有之物業	37,341	57,318
	49,341	71,818

15. 物業、廠房及設備

	土地及樓宇 千港元	傢俬及裝置 千港元	機器及設備 千港元	汽車 千港元	在建中物業 千港元	收費高速公路 千港元	在建工程 千港元	酒店物業 千港元	總額 千港元
本集團									
成本值或估值									
於二零零一年一月一日	485,396	19,779	1,073,381	44,511	385,832	897,273	196,906	225,000	3,328,078
收購附屬公司所得	16,598	15,714	13,871	1,709	–	–	29,179	–	77,071
添置	3,236	14,087	97,175	3,050	18,257	273,565	98,995	–	508,365
轉撥	119	–	168,918	3,825	–	–	(172,862)	–	–
出售	(1,370)	(4,733)	(12,416)	(5,743)	–	–	–	–	(24,262)
重估虧絀	–	–	–	–	–	–	–	(25,000)	(25,000)
出售附屬公司	(47,829)	(17,862)	(206,950)	(6,414)	–	–	(238)	–	(279,293)
於二零零一年十二月三十一日	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
包括：									
按成本值	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	–	3,384,959
按估值	–	–	–	–	–	–	–	200,000	200,000
	456,150	26,985	1,133,979	40,938	404,089	1,170,838	151,980	200,000	3,584,959
折舊及攤銷									
於二零零一年一月一日	115,771	14,110	432,211	31,399	–	–	–	–	593,491
年內撥備	22,532	4,294	110,404	3,744	–	–	–	–	140,974
減值虧損	–	–	17,863	1,156	63,257	360,272	61,493	–	504,041
出售後撇除	(448)	(3,946)	(8,138)	(3,085)	–	–	–	–	(15,617)
出售附屬公司後撇除	(13,838)	(2,973)	(67,378)	(5,940)	–	–	–	–	(90,129)
於二零零一年十二月三十一日	124,017	11,485	484,962	27,274	63,257	360,272	61,493	–	1,132,760
賬面淨值									
於二零零一年十二月三十一日	332,133	15,500	649,017	13,664	340,832	810,566	90,487	200,000	2,452,199
於二零零零年十二月三十一日	369,625	5,669	641,170	13,112	385,832	897,273	196,906	225,000	2,734,587

11. 稅項

	二零零一年 千港元	二零零零年 千港元
稅項（抵免）支出包括：		
香港利得稅		
過往年度之超額撥備	–	(183)
	–	(183)
其他司法權區之稅項	12,982	6,791
過往年度之超額撥備	(7,000)	–
本公司及其附屬公司應佔稅項	5,982	6,608

其他司法權區之稅項乃按個別司法權區之適用稅率計算。由於本公司之中國附屬公司均為中外合資企業，故可享有若干免稅期及稅務優惠。因此，若干中國附屬公司毋須繳納中國所得稅或獲減免徵稅。中國所得稅乃按中國附屬公司之適用稅率計算。

遞延稅項之詳情載於附註33。

12. 股息

	二零零一年 千港元	二零零零年 千港元
因採納經修訂會計實務準則第9號（詳情見附註2）而在一九九九年錄得末期股息每股普通股0.01港元	–	46,098

13. 每股虧損

每股基本虧損乃根據年度之虧損淨額598,730,000港元（二零零零年：730,682,000港元）及年內已發行普通股之經調整加權平均數460,978,942股（二零零零年：459,375,955股）計算，並已就本公司股份合併（見附註30）之影響作出調整。

由於行使購股權會導致該兩個年度每股虧損減少，故此並無披露該兩個年度之每股攤薄虧損。

14. 投資物業

	本集團	
	二零零一年 千港元	二零零零年 千港元
估值		
於一月一日	71,818	51,954
收購附屬公司所得	96,510	71,818
出售附屬公司時撇銷	(84,510)	(51,954)
出售	(14,500)	–
重估所產生之虧絀	(19,977)	–
於十二月三十一日	49,341	71,818

本集團之投資物業於二零零一年十二月三十一日由獨立專業物業估值師行世邦魏理仕物業顧問有限公司及永利行評值顧問有限公司按公開市值基準進行重估。重估產生之虧絀19,977,000港元已在綜合收益表扣除。

本集團之投資物業乃為收取租金而以經營租約持有。

屬於下文所載酬金範圍內之董事人數如下：

港元	二零零一年 董事人數	二零零零年 董事人數
零至1,000,000	12	10
1,000,001至1,500,000	1	1
1,500,001至2,000,000	–	1
3,500,001至4,000,000	–	–
7,000,001至8,000,000	–	1
	13	13

於年內，本集團並無向任何董事支付酬金作為鼓勵加入本集團或加入本集團後之獎勵或作為離職之補償。

(b) **僱員酬金**

本集團五名最高薪酬人士包括本公司兩名董事(二零零零年：三名董事)，彼等之酬金詳情載於上文。餘下最高薪酬人士為本集團之僱員，彼等之薪酬總額如下：

	二零零一年 千港元	二零零零年 千港元
酬金、薪酬及其他利益	3,595	2,948

港元	二零零一年 僱員數目	二零零零年 僱員數目
零至1,000,000	1	–
1,000,001至1,500,000	2	1
1,500,001至2,000,000	–	1
	3	2

10. **融資成本**

	二零零一年 千港元	二零零零年 千港元
須於五年內悉數償還之借貸利息：		
銀行借貸	81,423	89,709
其他借貸	198	51
租購合同債項	9	–
	81,630	89,760
毋須於五年內悉數償還之銀行借貸利息	39,605	26,728
	121,235	116,488
減；收費高速公路之資本化款額	(39,773)	(28,001)
	81,462	88,487

8. 經營虧損

	二零零一年 千港元	二零零零年 千港元
經營虧損已扣除下列各項：		
員工成本		
－董事酬金（附註9(a)）	2,696	10,593
－其他員工成本（附註9(b)）	302,566	304,254
－退休福利計劃供款，不包括董事	37,050	38,750
總員工成本	342,312	353,597
減：收費高速公路、發展中／待發展物業及在建物業之資本化金額	(6,565)	–
	335,747	353,597
核數師酬金		
本年度	6,521	5,908
去年之超額撥備	(2,135)	(21)
物業、廠房及設備之折舊及攤銷：		
－ 自置資產	140,967	110,944
－ 租購合同項下之資產	7	–
減：收費公路之資本化金額	(231)	–
	140,743	110,944
計入行政支出之無形資產攤銷	4,934	448
計入行政支出之商譽攤銷	495	–
出售物業、廠房及設備之虧損	2,827	310
出售投資物業之虧損	50	–
及計入：		
扣除28,000港元（二零零零年：36,000港元）支出後之物業淨租金收入	11,886	11,406

9. 董事及僱員酬金

(a) 董事酬金

	二零零一年 千港元	二零零零年 千港元
袍金		
－執行董事	–	7,398
－非執行董事	295	50
－獨立非執行董事	216	345
	511	7,793
其他酬金		
－執行董事		
薪酬及其他利益	2,185	2,800
	2,696	10,593

7. 其他支出

	二零零一年 千港元	二零零零年 千港元
以下項目之減值及重估虧損(註a):		
一收費高速公路	360,272	—
一在建物業	63,257	—
一在建工程(註b)	61,493	—
一酒店物業	25,000	—
一機器及設備	17,863	—
一汽車	1,156	—
	529,041	—
一發展中/待發展物業	28,793	—
一待售物業	11,081	—
一投資物業	19,977	—
一附屬公司及聯營公司之商譽	14,005	26,724
一於聯營公司之權益	3,587	—
持有證券投資之未變現虧損	139,972	482,656
呆壞賬備抵	84,972	11,382
出售證券投資之虧損	15,182	260,946
出售物業、廠房及設備之虧損	2,827	—
存貨之已確認減值虧損	10,012	42,277
貸款及應收利息之確認減值虧損	50,413	46,000
	909,862	869,985

註:

(a) 年內,本集團之董事因應目前市況評審本集團物業權益之賬面值,當中亦已參考獨立專業物業估值師行提交之估值報告,董事由此得悉本集團持有之物業出現減值及重估虧損,因此在年內於綜合收益表中已確認減值及重估虧損,詳情載於財務報表附註14、15及16。

(b) 自一九九三年以來,本公司其中一間附屬公司雙喜輪胎工業股份有限公司(「雙喜」)已承諾興建一間子午胎廠房(「該項目」)。於一九九五年,該項目暫時中止,而截至二零零零年十二月三十一日就該項目所引致之成本總額約為人民幣257,844,000元(相等於約242,107,000港元)。該等成本已列入在建工程。雙喜及雙喜之直接控股公司China Enterprises Limited(「China Enterprises」,前稱中國輪胎電子商貿網有限公司及China Tire Holdings Limited)正擬備及協定該項目之融資計劃。已於一九九九年就設施之能力及技術規格進行大型重新評估,而中國獨立專業資產評值師亦對設施之取替成本進行評值(「該評值」),基準為假設將恢復該項目之興建工程。在缺乏特定之融資計劃,China Enterprises之董事亦已於一九九九年十二月三十一日對該項目之資產值進行評估(「該評估」)。

於截至一九九九年十二月三十一日止年度,根據該評值及該評估之結果,已作出潛在減值虧損之總撥備以將該項目資產之賬面值撇減約人民幣122,400,000元(相等於約114,887,000港元)。

獨立專業估值師行美國評值有限公司再次對該項目之資產作出評估(「第二次評估」),並評估該等資產之公平市值。根據第二次評估之結果,董事認為毋須就該項目資產之賬面值在截至二零零零年十二月三十一日止年度作出進一步撥備。

二零零一年十二月三十一日,雙喜及China Enterprises之管理層已評審該項目之賬面值並已在當中參考其估計售價。因此得悉並在綜合收益表內確認減值虧損61,493,000港元(即該項目之估計售價與賬面值之差額)。

6. 其他收益

	二零零一年 千港元	二零零零年 千港元
出售／攤薄於附屬公司／業務之權益之淨收益（註a）	26,057	16,892
加：以往計入儲備之商譽	25,262	3,958
已變現之滙兑儲備	650	691
已變現之非可供分派儲備	11,078	3,151
	63,047	24,692
出售／攤薄於聯營公司之權益之收益（註b）	–	15,436
加／（減）：以往以儲備撇銷之商譽	–	(3,751)
已變現之滙兑儲備	–	2,735
已變現之非可供分派儲備	–	557
	–	14,977
利息收入	71,725	114,714
上市投資之股息收入	5,509	6,509
壞賬備抵撥回	10,390	9,754
其他	17,507	39,727
	168,178	210,373

註：

(a) 二零零一年之出售／攤薄於附屬公司／業務之權益之淨收益包括(i)出售本集團於Actiwater之權益之收益約93,806,000港元；出售本集團於Gold Brilliant Limited之權益之淨收益約3,309,000港元及出售其他附屬公司之淨收益16,035,000港元；及(ii)出售本集團於大連金屬容器有限公司之權益之淨虧損約8,812,000港元；出售本集團於寧波中策電子有限公司之權益之淨虧損約255,000港元；攤薄本集團於中國置地集團有限公司（「中國置地」）之權益之淨虧損約30,038,000港元，以及出售本集團於雙喜輪胎工業股份有限公司若干業務之虧損約10,998,000港元。

二零零零年之出售／攤薄／出售部份於附屬公司之權益之淨收益包括(i)出售本集團於中國物業（集團）有限公司權益之淨收益12,444,000港元；出售本集團於煙台中策藥業有限公司權益之淨收益30,241,000港元；及出售本集團於其他附屬公司之部份權益之淨收益5,036,000港元；以及(ii)出售本集團於無錫中策機電設備有限公司之權益之淨虧損5,673,000港元及出售本集團於寧波中策動力機電集團有限公司之權益之淨虧損17,356,000港元。

(b) 二零零零年之出售／攤薄於聯營公司之權益之淨收益包括(i)出售本集團於中國包裝器材（香港）有限公司權益之虧損2,488,000港元；(ii)攤薄本集團於Asia Fiber Holdings Limited之權益之淨收益7,407,000港元；及(iii)攤薄本集團於Pacificnet.com, Inc.（「Pacificnet」，前稱Creative Master International Inc.）之權益之淨收益10,058,000港元。

附註：

二零零一年十二月，本集團於Actiwater Resources Limited（「Actiwater」，主要業務為出版報章）之權益已售予成報傳媒集團有限公司（「成報傳媒」，前稱東魅網）。出售Actiwater之收益約為93,806,000港元。

出售事項完成後，本集團持有成報傳媒約27.97%之權益，而出版報章之業務分部在二零零一年被視作終止經營業務處理。

地區分部

本集團按地區市場劃分之營業額分析如下（當中並無計及貨品／服務之來源地）：

	營業額		應佔經營虧損	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
中國，不包括香港	3,006,346	3,144,185	(168,095)	(55,713)
香港	228,058	13,873	(673,894)	(647,819)
海外	–	–	(59,699)	(8,717)
	3,234,404	3,158,058	(901,688)	(712,249)
融資成本			(81,462)	(88,487)
所佔聯營公司之業績			(17,997)	(12,147)
稅前虧損			(1,001,147)	(812,883)

本集團分部資產之賬面值與資本添置按資產所在地區分析如下：

	分部資產之賬面值		資本添置	
	二零零一年	二零零零年	二零零一年	二零零零年
	千港元	千港元	千港元	千港元
中國，不包括香港	4,799,836	5,554,164	676,251	1,937,167
香港	1,052,700	1,614,158	14,087	110,660
海外	402,040	564,012	–	–
	6,254,576	7,732,334	690,338	2,047,827

	經營收費高速公路 千港元	輪胎 千港元	重工業 千港元	消費品 千港元	電子產品 千港元	藥品 千港元	物業投資 千港元	酒店經營 千港元	出版報章 千港元 (附註)	證券投資及應收賬款 千港元	其他 千港元	對銷 千港元	綜合 千港元
截至二零零零年十二月三十一日止年度													
收益													
對外銷售	–	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	–	58,841	–	3,247,208
分部間銷售	–	–	–	–	–	–	–	–	–	–	2,519	(2,519)	–
總收益	–	2,680,155	107,965	209,246	92,797	30,241	19,676	38,469	9,818	–	61,360	(2,519)	3,247,208
業績													
分部業績	–	(35,382)	(19,572)	5,467	(73)	30,241	2,743	(4,191)	(7,626)	(765,356)	12,993		(780,756)
未分攤企業支出													(52,716)
融資成本													(88,487)
利息收入													114,714
股息收入													6,509
所佔聯營公司之業績	–	–	–	–	–	–	–	–	–	6,968	(19,115)		(12,147)
稅前虧損													(812,883)
稅項													(6,608)
未計少數股東權益之虧損													(819,491)
少數股東權益													88,809
年度虧損淨額													(730,682)
於二零零零年十二月三十一日之資產與負債													
資產													
分部資產	1,101,600	3,049,173	51,009	175,658	55,113	–	699,072	233,261	163,644	948,731	165,884		6,643,145
於聯營公司之權益	–	89,889	–	–	–	–	–	–	–	–	25,863		115,752
未分攤總資產													973,437
綜合總資產													7,732,334
負債													
分部負債	(638,906)	(742,576)	(51,651)	(61,970)	(15,973)	–	(194,552)	(21,722)	(44,295)	–	(10,186)		(1,781,831)
未分攤企業負債													(1,401,273)
綜合總負債													(3,183,104)
截至二零零零年十二月三十一日止年度之其他資料													
資本支出													
－物業、廠房及設備	873,273	65,086	32,352	8,609	3,302	–	458,205	225,000	–	–	2,116		1,667,943
－發展中／待發展物業	–	–	–	–	–	–	200,410	–	–	–	–		200,410
－投資物業	–	–	–	–	–	–	71,818	–	–	–	–		71,818
－無形資產	–	–	–	–	–	–	–	–	107,656	–	–		107,656
折舊及攤銷	–	79,441	18,227	8,420	3,426	–	1,430	–	448	–	–		111,392
減值虧損	–	42,277	–	–	–	–	–	–	–	46,000	26,724		115,001
其他非現金支出	–	11,382	–	–	–	–	–	–	–	482,656	–		494,038

分部間收入乃按市價收取。

本集團按業務分部劃分之營業額及經營業績貢獻及分部資產與負債分析如下：

	經營收費高速公路 千港元	輪胎 千港元	重工業 千港元	消費品 千港元	電子產品 千港元	藥品 千港元	物業投資 千港元	酒店經營 千港元	出版報章 千港元 (附註)	證券投資及應收賬款 千港元	其他 千港元	對銷 千港元	綜合 千港元
截至二零零一年十二月三十一日止年度													
收益													
對外銷售	–	2,608,862	115,036	189,706	24,310	62,071	65,662	50,518	132,311	–	76,872	–	3,325,348
分部間銷售	–	–	–	–	–	–	1,685	–	–	–	2,193	(3,878)	–
總收益	–	2,608,862	115,036	189,706	24,310	62,071	67,347	50,518	132,311	–	79,065	(3,878)	3,325,348
業績													
分部業績	(360,272)	(128,124)	2,583	7,180	(6,998)	8,591	(138,553)	(18,125)	(31,663)	(206,741)	(2,782)		(874,904)
未分攤企業支出													(104,018)
融資成本													(81,462)
利息收入													71,725
股息收入													5,509
所佔聯營公司之業績	–	–	–	–	–	(6,995)	–	–	(8,998)	–	(2,004)		(17,997)
稅前虧損													(1,001,147)
稅項													(5,982)
未計少數股東權益之虧損													(1,007,129)
少數股東權益													408,399
年度虧損淨額													(598,730)
於二零零一年十二月三十一日之資產與負債													
資產													
分部資產	841,836	2,704,852	124,177	111,669	20,933	185,625	602,285	208,102	–	1,037,962	96,889		5,934,330
於聯營公司之權益	–	88,133	–	–	–	–	17,592	–	64,899	–	5,644		176,268
未分攤總資產													143,978
綜合總資產													6,254,576
負債													
分部負債	(721,246)	(637,412)	(44,244)	(40,281)	(10,723)	(84,061)	(121,401)	(8,693)	–	–	(2,191)		(1,670,252)
未分攤企業負債													(1,039,952)
綜合總負債													(2,710,204)
截至二零零一年十二月三十一日止年度之其他資料													
資本支出													
－物業、廠房及設備	273,565	118,195	4,191	11,167	34	114,393	21,508	–	41,383	–	1,000		585,436
－發展中／待發展物業	–	–	–	–	–	–	8,392	–	–	–	–		8,392
－投資物業	–	–	–	–	–	–	96,510	–	–	–	–		96,510
折舊及攤銷	–	110,796	4,346	7,594	837	1,079	1,792	–	18,165	–	1,794		146,403
減值及重估虧損	360,272	90,524	–	–	–	–	123,108	25,000	–	50,413	17,592		666,909
其他非現金支出	–	84,972	–	–	–	–	–	–	–	139,972	–		224,944

分部間收入乃按市價收取。

存貨

存貨乃按成本及可變現淨值兩者中之較低值入賬。成本包括所有購買成本及(如適用)轉換成本及將存貨運往現址及達致現況之其他成本，乃按加權平均法計算。可變現淨值指在日常業務估計之售價減去估計完成所需成本及估計銷售所需成本。

外幣

外幣交易均按交易當日之滙率折算。以外幣為單位之貨幣資產及負債則按結算日之滙率再折算。因滙兑而產生之損益均列入收益表內處理。

於綜合賬目時，以港元以外之貨幣入賬之附屬公司及聯營公司之財務報表乃按結算日之滙率折算。於綜合賬目時產生之滙兑差額直接撥入儲備內處理。

退休金／退休福利計劃

有關定額供款計劃／強制性公積金計劃之退休金成本／退休福利計劃供款在收益表扣除，乃本集團根據有關計劃規則訂明之比例，應向計劃作出之供款。過去向香港以外之司法權區之計劃作出之供款金額在收益表扣除。

稅項

稅項支出乃根據本年度之業績計算，並就毋須課稅或不獲扣稅之項目作出調整。在入賬確認若干收支項目時，由於課稅上所呈報之會計期間與此等收支項目在財務報表上確認之會計期間有所不同，因而出現時差。以負債法計算之時差稅務影響在財務報表內確認為遞延稅項，僅以可能於可預見將來實現之負債或資產為限。

4.　**營業額**

	二零零一年 千港元	二零零零年 千港元
貨品銷售，扣除退貨及銷售稅	2,986,793	3,091,851
出版報章	132,311	9,818
物業銷售	58,800	12,500
酒店經營	50,518	38,469
租金收入	5,982	5,420
	3,234,404	3,158,058

本集團主要在中華人民共和國(「中國」，包括香港)經營業務，本集團按主要業務分部及地區市場劃分之營業額及經營業績貢獻之分析詳情載於附註5。

5.　**分部資料**

業務分部

就管理而言，本集團現時之部門架構如下。下列部門乃本集團呈報其首要分部資料之基準。

物業、廠房及設備之折舊乃按其估計可使用年期以直線法撇銷其成本減估計剩餘價值計算，每年折舊率如下：

租賃土地及土地使用權	按租約或土地使用權之年期
樓宇	2%或按租約或土地使用權之年期（以較短者為準）
傢俬及裝置	10% － 25%
機器及設備	10% － 20%
汽車	12.5% － 25%

根據租購合同持有之資產之折舊乃按其估計可使用年期根據與本集團自置資產之相同基準計算。

發展中／待發展物業

仍未決定轉售或長期持有之發展中／待發展物業乃按成本值減去累計減值虧損列賬。並無就發展中／待發展物業作出折舊及攤銷，直至建築工程完成及該等物業投入擬定用途為止。

成本包括根據本集團之會計政策撥作資本之土地成本、建築成本、借貸成本以及發展中／待發展物業應佔之其他直接成本。

待售物業

待售物業乃以成本及可變現淨值之較低者入賬。成本包括一切購買成本。可變現淨值以實際或估計售價減有關市場推廣及銷售成本計算。

營業租約

根據營業租約應付之租金乃按有關租約之年期以直線法自收益表扣除。

證券投資

證券投資乃按交易日之基準確認及初步按成本計算。

投資證券（為持作明確長期投資目的之證券）乃於隨後之申報日期按成本計算，及減去任何非暫時性質之減值虧損。

其他投資乃按公平值計算，連同未變現收益及虧損計入期內之溢利或虧損淨額內。

借貸成本撥作資本

收購、建造或生產合資格資產（即需一段時間才可用於其擬定用途或銷售之資產）直接應佔之借貸成本均撥充該等資產之部份成本。在該等資產大致上可供擬定用途或銷售時，有關借貸成本則不再撥充資本。特定借款在用於合資格資產前進行暫時投資所得之投資收入，在撥作資本之借貸成本中扣除。

所有其他借貸成本於產生之期間確認為開支。

根據租購合同持有之資產

根據租購合同持有之資產按其於收購日期之公平值撥充資本。租用人之相應債務在扣除利息支出後納入資產負債表作為租購債項。融資成本乃於訂立租購合同時總承擔金額與未償還本金額之差額，並按有關合同之年期在收益表扣除，從而得出在各會計期間，尚餘債項之定額定期支出率。

資產減值

本集團於每個結算日均會對有形及無形資產之賬面值作出評估，以確認有否任何跡象顯示有關資產出現減值。倘估計資產之可收回金額低於其賬面值，則會將資產之賬面值調低至可收回金額，減值虧損乃即時確認為開支。

倘減值虧損其後出現逆轉，則有關資產之賬面值將調升至經修訂之估計資產可收回金額，惟增加之賬面值不得超假設有關資產未有於過往年度確認減值虧損所釐定之賬面值。減值虧損之撥回即時確認為收入。

投資物業

投資物業指因其具有投資潛力而持有之已落成物業，任何租金收入將按公平原則協商釐定。

投資物業乃按結算日之公開市值(以專業估值為依據)入賬。重估投資物業而產生之盈餘或虧損計入投資物業重估儲備內或自投資物業重估儲備中扣除，除非此項儲備之結餘不足以彌補虧損則除外；在此情況下，虧損超出投資物業重估儲備結餘之部份自收益表中扣除。倘虧損在之前已在收益表中扣除，而其後出現重估盈餘，則該項盈餘會根據不超出之前已扣除之虧損之準則撥入收益表內。

於出售投資物業時，被出售物業應佔之投資物業重估儲備餘額轉入收益表。

投資物業並無計算折舊及攤銷，惟未屆滿年期(包括續租年期)為二十年或以下者除外。

物業、廠房及設備

在建物業、收費高速公路及在建工程

在建物業、收費高速公路及在建工程按成本(包括根據本集團之會計政策撥作資本之土地成本及相關建築成本及借貸成本)減去累計減值虧損列賬。在建物業、收費高速公路及在建工程亦不予折舊或攤銷，直至有關物業、資產或收費高速公路落成及投入用途為止。

酒店物業

酒店物業(包括於土地及樓宇之權益及其內部固定設施)乃按結算日之公開市值(以專業估值為依據)列賬。因重估酒店物業而產生之任何盈餘或虧絀計入資產重估儲備或於資產重估儲備中扣除。如資產重估儲備結餘不足以彌補虧絀，則超出資產重估儲備結餘之數會於收益表中扣除。如虧絀以往已於收益表中扣除，而其後出現重估盈餘，則該盈餘會計入收益表，惟以早前扣除之虧絀數額為限。

酒店物業或其內部固定設施並無作出折舊。本集團之政策乃不時對該等資產提供全面維修及保養，以及進行裝修。因此，基於該等資產之估計可使用年期及其高剩餘價值，董事認為任何折舊並不重大。

其他物業、廠房及設備

物業、廠房及設備(在建物業、收費高速公路、在建工程及酒店物業除外)乃按成本減折舊及及累計減值虧損列賬。

出售資產或資產報廢所產生之收益或虧損乃根據銷售所得款項與資產賬面值兩者間之差額而釐定，並將在收益表內確認。

於本年度，本集團採納會計實務準則第30號「企業合併」，並選擇不重列過往計入儲備之負商譽。因此，二零零一年一月一日前收購產生之負商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時計入收益表。

二零零一年一月一日後收購產生之負商譽會列作資產之扣減並將根據產生有關結餘之情況之分析回撥為收益。

倘負商譽乃源自在收購當日經已預期之虧損或開支，則會於有關虧損或開支產生期間回撥為收益。其餘負商譽將按可辨識之所收購可折舊資產之尚餘平均使用年期以直線基準確認為收入。倘有關負商譽超出已收購可辨識非貨幣資產之總公平值，則會即時確認為收入。

收購聯營公司產生之負商譽自聯營公司之賬面值扣除。收購附屬公司產生之負商譽在資產負債表內另外列作資產之扣減。

於附屬公司之投資

於附屬公司之投資乃按成本值減任何已辨識之減值虧損在本公司之資產負債表列賬。

於聯營公司之投資

綜合收益表包括本集團所佔聯營公司於本年度之收購後業績。在綜合資產負債表內，於聯營公司之權益乃按本集團所佔聯營公司之資產淨值減任何已辨識之減值虧損列賬。

本公司按年內已收及應收股息計算所佔聯營公司之業績。於聯營公司之投資乃按成本值減任何已辨識之減值虧損後在本公司之資產負債表列賬。

無形資產

無形資產乃按成本值減攤銷及任何已辨認之減值虧損列賬。無形資產之成本值以直線基準，按估計使用年期攤銷。

收入之確認

本集團於本年度之收入乃按下列基準確認：

銷售貨品乃在貨品交付客戶及貨品擁有權已轉移至客戶時予以確認。

酒店房間及其他配套服務之收入乃於提供服務時予以確認。

出售已落成物業之收入乃於訂立具約束力之買賣協議時予以確認。

證券投資所得股息收入乃在股東收取股息之權利確定後予以確認。

利息收入乃根據未償還之本金按時間比例及適用息率累計。

銷售報章之收入乃於交付報章時予以確認。

報章廣告收入乃於有關廣告刊登時予以確認。

租金收入(包括就附有營業租約之物業預早開列發票之租金)乃於有關租約期內按直線基準予以確認。

財務報表附註

1. 一般事項

本公司為於香港註冊成立之公眾有限公司，其股份於香港聯合交易所有限公司(「香港聯交所」)上市。

本公司為一間投資控股公司，其主要附屬公司及聯營公司之業務載於附註20及21。

2. 採納新增及經修訂之會計實務準則

於本年度，本集團首次採納香港會計師公會頒佈之多項新增及經修訂會計實務準則。採納該等新增及經修訂會計實務準則對本年度或去年之財務報表並無重大影響，惟根據會計實務準則第9號(經修訂)「結算日後事項」，於結算日後擬派發或宣派之股息並不會於結算日確認為負債，惟將於財務報表附註另行披露為財務報表之個別組成部份。由於此項會計政策之更改已追溯應用於過往年度，導致出現前期調整，使二零零零年一月一日之本集團及本公司保留溢利分別增加46,098,000港元。此外，該等新增及經修訂之會計實務準則已引入額外及經修訂之披露規定，而有關披露規定亦已在此等財務報表中予以採納。去年之比較金額亦已重列以達致一致之呈列。

3. 主要會計政策

財務報表乃根據歷史成本慣例法編製，並就投資物業、酒店物業及證券投資之估值作出修訂。

財務報表已遵照香港公認會計準則編製。所採納之主要會計政策如下：

綜合賬目基準

綜合財務報表包括本公司及其附屬公司每年結算至十二月三十一日止之財務報表。

於年內收購或出售之附屬公司及聯營公司業績分別由收購生效日期起或截至出售生效日期止(如適用)計入綜合收益表內。

商譽

綜合賬目產生之商譽指收購成本高於本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債公平值之數。

於本年度，本集團採納會計實務準則第30號「企業合併」，並選擇不重列過往於儲備撇銷之商譽。因此，二零零一年一月一日前收購產生之商譽將繼續保留在儲備，並會於出售有關附屬公司或聯營公司時或決定商譽出現減值時在收益表扣除。

二零零一年一月一日後收購產生之商譽會撥作資本並按其估計可用經濟年期以直線基準攤銷。收購聯營公司產生之商譽計入聯營公司之賬面值。收購附屬公司產生之商譽在資產負債表內另行呈列。

出售附屬公司或聯營公司時，出售之損益已計及未攤銷商譽之應佔金額／以往以儲備撇銷之商譽之應佔金額。

負商譽

負商譽指本集團於收購附屬公司或聯營公司之日應佔有關公司之可辨識資產與負債之公平值高於收購代價之數。

	附註	二零零一年 千港元	二零零零年 千港元
融資活動	39		
新籌集之銀行貸款及其他借貸		1,183,688	1,509,767
關連公司提供之墊款		53,409	–
少數股東出資		42,602	15,348
聯營公司提供之墊款		9,625	–
償還銀行貸款及其他借貸		(1,393,529)	(1,243,438)
向關連公司償還之款項		(16,917)	–
租購合同債項之償還款項		(9)	–
發行股份所得款項(已扣除支出)		–	45,530
融資活動之現金(流出)流入淨額		(121,131)	327,207
現金及現金等額減少		(117,945)	(1,272,774)
年初之現金及現金等額		873,326	2,146,420
滙率變動之影響		(10,454)	(320)
年終之現金及現金等額		744,927	873,326
現金及現金等額結餘分析			
銀行結餘及現金		744,927	885,228
銀行透支		–	(11,902)
		744,927	873,326

綜合現金流量報表
截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元
經營業務之現金流入淨額	36	85,876	157,342
投資回報及融資償還			
已付利息		(121,235)	(116,488)
已付予附屬公司少數股東之股息		(4,124)	(23,140)
已付股息		—	(46,098)
已收利息		71,725	114,714
投資所得股息		5,509	6,509
投資回報及融資償還之現金流出淨額		(48,125)	(64,503)
稅項			
已繳其他司法權區稅項		(8,953)	(7,213)
已收其他司法權區退稅		6	1,213
稅項之現金流出淨額		(8,947)	(6,000)
投資業務			
已抵押銀行存款減少(增加)		528,831	(612,351)
出售證券投資所得款項		400,960	1,084,136
應收款項之償還款項		389,990	69,067
出售／攤薄附屬公司／業務所得款項 (已扣除出售之現金及現金等額)	37	283,806	46,496
出售投資物業所得款項		14,450	—
聯營公司之資本匯回利潤		9,366	—
聯營公司之償還款項		—	177
出售物業、廠房及設備所得款項		5,818	25,873
少數股東之償還款項		1,309	—
提供予應收賬款之墊款		(670,140)	(50,000)
購入附屬公司／業務 (已扣除購入之現金及現金等額)	38	(354,450)	(526,312)
購置物業、廠房及設備		(279,977)	(211,517)
購入證券投資		(282,802)	(1,430,640)
於聯營公司之投資		(44,100)	(48,541)
提供予聯營公司之墊款		(17,560)	—
發展中／待發展物業之成本		(8,392)	(26,541)
收購土地發展權所付款項		(2,727)	—
購入附屬公司額外權益		—	(6,667)
投資業務之現金流出淨額		(25,618)	(1,686,820)
融資活動前之現金流入(流出)淨額		3,186	(1,599,981)

已確認收益及虧損綜合報表

截至二零零一年十二月三十一日止年度

	二零零一年 千港元	二零零零年 千港元
因折算香港以外營運所產生之匯兑差額	(7,277)	(1,223)
所佔聯營公司儲備		
商譽儲備	–	(12,097)
滙兑儲備	(72)	(7,317)
非供分派之儲備	–	2,204
	(7,349)	(18,433)
年度虧損淨額	(598,730)	(730,682)
已確認虧損總額	(606,079)	(749,115)
因收購附屬公司及聯營公司之權益而產生之負商譽	–	157,581
	(606,079)	(591,534)
因採納經修訂會計實務準則第9號－「結算日後事項」之會計政策改變之影響－二零零零年一月一日之保留溢利增加	–	46,098

資產負債表

於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
物業、廠房及設備	15	8,722	8,660
收購土地發展權所付款項	17	2,727	—
於附屬公司之投資	20	329,186	328,189
應收附屬公司款項	20	1,515,455	2,179,911
於聯營公司之權益	21	2	2
應收賬款－一年後到期	22	25,246	26,480
證券投資	23	19,517	19,517
		1,900,855	2,562,759
流動資產			
應收聯營公司款項	21	473	1,083
應收賬款－一年內到期	22	16,239	4,673
其他應收款項、按金及預付款項		2,687	6,595
銀行結餘及現金		106,491	217,237
		125,890	229,588
流動負債			
應付賬款及應計費用		2,674	3,101
應付關連公司款項	29	1,073	—
銀行貸款及其他借款	34	20,011	8,798
		23,758	11,899
流動資產淨值		102,132	217,689
		2,002,987	2,780,448
資本及儲備			
股本	30	46,098	460,979
儲備	32	1,246,936	1,453,360
		1,293,034	1,914,339
非流動負債			
銀行貸款及其他借款	34	35	—
應付附屬公司款項	20	709,918	866,109
		2,002,987	2,780,448

	附註	二零零一年 千港元	二零零零年 千港元
資本及儲備			
股本	30	46,098	460,979
儲備	32	2,174,692	2,388,875
		2,220,790	2,849,854
少數股東權益		1,323,582	1,699,376
非流動負債			
銀行貸款及其他借款－一年後到期	34	593,121	595,213
已收按金	35	76,638	76,638
少數股東提供之貸款	24	43,479	26,481
		713,238	698,332
		4,257,610	5,247,562

綜合資產負債表
於二零零一年十二月三十一日

	附註	二零零一年 千港元	二零零零年 千港元
非流動資產			
投資物業	14	49,341	71,818
物業、廠房及設備	15	2,452,199	2,734,587
發展中／待發展物業	16	137,000	157,401
收購土地使用權所付款項	17	2,727	—
無形資產	18	—	107,208
商譽	19	32,708	—
於聯營公司之投資	21	176,268	115,752
應收賬款——年後到期	22	302,439	18,995
證券投資	23	473,408	757,197
借予少數股東之貸款	24	26,765	28,074
		3,652,855	3,991,032
流動資產			
待售物業	25	32,881	31,081
存貨	26	790,288	869,333
應收貿易賬款	27	481,024	667,817
應收賬款——年內到期	22	107,195	50,217
應收聯營公司款項	21	13,517	5,323
其他應收款項、按金及預付款項		298,722	367,624
提供予承建商之墊款		9,439	184,443
可收回利得税及其他可收回税項		208	85
證券投資	23	40,000	67,800
銀行結餘及現金		744,927	885,228
已抵押銀行存款		83,520	612,351
		2,601,721	3,741,302
流動負債			
應付賬款及應計費用	28	431,885	674,566
其他應付款項		563,821	415,130
應付關連公司款項	29	36,492	—
應付聯營公司款項	21	9,625	—
應付利得税及其他應付税項		32,871	43,531
銀行貸款及其他借款	34	922,272	1,351,545
		1,996,966	2,484,772
流動資產淨值		604,755	1,256,530
		4,257,610	5,247,562

以下資料乃摘錄自本公司截至二零零一年十二月三十一日止財政年度之年報內之經審核財務報表。

綜合收益表
截至二零零一年十二月三十一日止年度

	附註	二零零一年 千港元	二零零零年 千港元	一九九九年 千港元
營業額	4	3,234,404	3,158,058	3,750,224
銷售成本		(2,971,785)	(2,766,813)	(3,162,390)
毛利		262,619	391,245	587,834
其他收益	6	168,178	210,373	1,617,395
分派成本		(179,879)	(161,656)	(187,377)
行政支出		(242,744)	(282,226)	(389,183)
其他支出	7	(909,862)	(869,985)	(370,619)
重組成本		–	–	(41,855)
經營(虧損)溢利	8	(901,688)	(712,249)	1,216,195
融資成本	10	(81,462)	(88,487)	(96,938)
所佔聯營公司之業績		(17,957)	(12,147)	(12,993)
所佔未綜合附屬公司之業績		–	–	(12,623)
税前(虧損)溢利		(1,001,147)	(812,883)	1,093,641
税項	11	(5,982)	(6,608)	(5,396)
未計少數股東權益之(虧損)溢利		(1,007,129)	(819,491)	1,088,245
少數股東權益		408,399	88,809	(40,649)
年度(虧損)溢利淨額		(598,730)	(730,682)	1,047,596
股息	12	–	46,098	–
每股(虧損)盈利				
基本	13	(1.30)港元	(1.59)港元	2.34港元
攤薄		不適用	不適用	2.33港元
每股股息	12	無	0.01港元	無

股本

本公司在配售新股完成後（假設並無任何購股權在記錄日期前被正式行使）之法定及已發行股本將會如下：

		港元（面值）
法定：		
8,000,000,000	股股份	800,000,000

		港元（面值）
已發行（及繳足股款）及將予發行：		
460,978,942	股股份，於最後可行日期	46,097,894
921,957,884	股股份，根據配售新股（假設並無任何購股權在記錄日期前被正式行使）	92,195,788
1,382,936,826		138,293,683

全部現已發行股份彼此在各方面均享有同等權益，包括股息、投票權及股本等權益。自二零零一年十二月三十一日（本集團最近期之經審核財務報表編製至該日為止）起至最後可行日期止，並無發行任何股份。

購股權

於最後可行日期，本公司有可認購合共376,750股股份之尚未行使購股權，彼等乃由本公司之僱員持有。

購股權之詳情如下：

行使期間	授出日期	每股股份之行使價	根據購股權可發行但尚未發行之股份數目
一九九八年七月二十一日至二零零二年七月二十日	一九九七年七月二十一日	6.060	36,750
二零零零年一月十二日至二零零五年一月十一日	二零零零年一月十二日	3.440	50,000
二零零零年二月十四日至二零零五年二月十三日	二零零零年二月十四日	4.050	290,000
			376,750

發行配售股份將會導致須對購股權之行使價及根據購股權將予發行之股份數目作出調整。本公司已委聘核數師審閱在計算該等調整時所依據之基準之準確性並就此以書面認可。

除上文披露者外，本公司並無任何其他尚未兌換之可換股證券、認股權證、購股權、創辦人股份、管理人股份或遞延股份及股份之衍生工具。

決條件。倘清洗豁免不獲批准，則配售新股亦不會進行。因此，吾等認為授出清洗豁免乃公平及合理。根據上述理由，吾等建議獨立非執行董事應推薦獨立股東在股東特別大會上投票贊成批准配售新股連同紅利發行及清洗豁免之決議案。

此致

中策集團有限公司
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

獨立非執行董事　台照

代表
百德能證券有限公司
董事總經理
劉珍妮
謹啟

二零零二年五月十日

特別大會上以點票方式批准，否則主要股東及與彼等一致行動之人士須負責提出全面收購建議，購入全部股份(不包括已由彼等持有者)。主要股東已向執行理事申請授出清洗豁免，而執行理事亦表示待獨立股東批准後將會授出清洗豁免。

授出清洗豁免一事與配售股份連同紅利發行能夠進行與否互相有直接影響，此乃由於授出及批准清洗豁免乃進行配售新股連同紅利發行前須履行之先決條件。倘清洗豁免不獲執行理事授出及不獲獨立股東批准，則配售新股連同紅利發行將不會進行。就此而言，吾等認為，為使配售新股連同紅利發行可以進行，應該授出及批准清洗豁免。

推薦意見

經考慮上述之理由後，特別有關：

- 認購價相對股份理論上除權價之折讓率在參考公司所作出之配售新股所顯示之折讓範圍之內；
- 認購價較 貴集團之備考經調整綜合有形資產淨值之折讓率與參考公司所作出之配售新股之相關折讓率比較之下屬最大幅度之折讓，因此更能吸引獨立股東參與配售新股；
- 配售新股所得款項之用途配合 貴集團重新調配其投資組合之策略，並加強投資於具備龐大發展潛力之項目；
- 紅利發行能向合資格股東提供機會，讓彼等參與配售新股而毋須進一步提高認購價相對股份當時市價之折讓率；及
- 其他融資方式(如債務融資，會導致 貴集團之財政負擔加重；又如藉着配售股份而進行股本融資，則不能向全部合資格股東提供機會，讓彼等參與 貴集團之集資行動)；

吾等認為配售新股之條款乃公平及合理，亦符合獨立股東之利益，而配售新股連同紅利發行亦符合 貴公司之利益。清洗豁免乃進行配售新股前須履行之先

之發行價時，股份之收市價遠較該公司之每股有形資產淨值具備參考價值。鑑於股份於最後交易日之收市價為每股0.39港元，較股份於二零零一年十二月三十一日之每股有形資產淨值4.75港元折讓約91.80%，倘配售新股得以進行，則對選擇不參與配售新股之獨立股東將難免受到股權被攤薄之影響。吾等曾審閱參考公司所作出之配售新股對彼等各自之每股有形資產淨值所產生之攤薄影響，並發覺到彼等所作出之配售新股對彼等各自之每股有形資產淨值分別攤薄約37.72%、54.17% 、65.70%、78.75%及87.89%。配售新股所產生之攤薄影響約64.63%並無超出上述之範圍。

認購價較股份之有形資產淨值每股4.75港元折讓約96.84%，或較股份之備考未經審核經調整綜合每股有形資產淨值1.68港元折讓約91.07%。上述約91.07%之折讓率相較五間參考公司所作出之配售新股之相關折讓率分別約29.58%、36.51%、41.18%、61.36%及65.12%而言乃屬最大幅度之折讓。就此而言，根據配售新股向股東提供之參與條款較佳，故此更符合股東之利益。

維持　貴公司之上市地位

根據通函所述，主要股東擬在配售新股完成後維持股份在聯交所之上市地位。因此，　貴公司、主要股東及彼等各自之董事已共同及個別向聯交所承諾，　貴公司及主要股東將會遵守上市規則之最低持股量之規定，採取適當步驟以確保公眾人士在任何時間所持之已發行股份不會少於25%。吾等認為維持股份在聯交所之上市地位符合　貴公司及股東之整體利益，因此舉能向股東提供一個現成之市場，方便彼等在將來出售股份。

II.　清洗豁免

根據配售新股之包銷安排，每位主要股東均已不可撤回地承諾，願意全數認購彼等各自之暫定配額，亦已各自同意包銷等額之配售股份餘額。倘主要股東被要求承擔彼等各自根據包銷協議須承擔之全部責任，則主要股東合共持有　貴公司經配售新股而擴大之已發行股本將會增至約78.30%(假設並無任何購股權在記錄日期前被行使)。根據收購守則第26條之規定，除非獲執行理事授出豁免及獲獨立股東在股東

意全數認購彼等之暫定配額，即每位認購321,760,000股配售股份。彼等亦已各自同意以等額形式包銷餘下合共不少於600,197,884股配售股份。倘主要股東被要求承擔彼等根據各自之包銷協議規定須承擔之全部責任，則主要股東於　貴公司經配售新股而擴大之已發行股本之持股量將會合共增至約78.30%（假設並無任何購股權在記錄日期前被全數行使）。

吾等認為一間公司之主要股東包銷配售新股之事，在市場上並非罕見。在吾等審閱該二十五間上市公司進行之配售新股時，其中十二間均有邀請各自之主要股東負責包銷其全部或部份之配售新股。此外，根據包銷協議，　貴公司將會向每位主要股東支付由彼等包銷之部份之總認購價之1%（並非一般市價2%至2.5%）作為佣金。此舉將有助　貴公司節省集資費用。基於上述理由，吾等認為與主要股東作出包銷安排乃公平及合理。

配售新股之攤薄影響

合資格股東如不擬認購彼等根據配售新股所獲之暫定配額，則彼等之股權將會被攤薄約66.67%（假設並無任何購股權在記錄日期前被正式行使）。

儘管配售新股對合資格股東於　貴公司之股權百份比有潛在之攤薄影響，吾等認為該項潛在攤薄影響不會影響合資格股東之權益，理由如下：(i)如彼等決定不接納認購彼等所獲之全部或部份暫定配額，彼等可以將其出售（須視市場狀況而定）並就此收取現金代價；(ii)倘彼等決定保持彼等於　貴公司之股權百份比，則可選擇認購彼等根據配售新股所獲之暫定配額；及(iii)倘彼等決定進一步增加彼等於　貴公司之股權百份比，彼等可以增購未繳股款配售股份並據此認購配售股份，或以額外申請表格申請認購額外配售股份，而各董事亦會按公平合理之基率全權酌情分配額外配售股份。此等安排能顧及合資格股東之不同意願，與現時市場上慣常之做法相若，故吾等認為此等安排乃公平及合理，並符合股東之利益。

配售新股之財務影響

在配售新股完成後，　貴集團之有形資產淨值將會因配售新股所得款項淨額而增加約135,000,000港元，達至2,323,000,000港元。與此同時，每股股份之有形資產淨值將會由每股約4.75港元攤薄至每股約1.68港元，相等於每股有形資產淨值攤薄約64.63%。

倘配售新股在股東特別大會上獲得批准，而獨立股東選擇不參與其中，則彼等之股權將與每股股份之有形資產淨值受到同樣之攤薄影響。儘管如此，務請獨立股東留意，一間持續經營之上市公司以發行股份之方式籌集股本資金時，在釐定有關

吾等曾審閱該二十五間上市公司之業務，以決定其中是否有任何公司經營與 貴集團相似之業務，以便將該等配售新股之條款與此項配售新股之條款相比較。 貴集團之主要業務包括製造汽車輪胎、產品製造、物業發展及投資、酒店業務、零售及分銷藥品及保健產品與及於基建項目之投資。經吾等審閱之二十五間上市公司所經營之業務包羅萬有，其中包括製造業、電子通訊業、零售及分銷業、銀行業及房地產業等，彼等未必可以直接與 貴集團之業務作比較。就此而言，挑選該二十五間上市公司任何一間所作出之配售新股之條款與此項配售新股之條款作比較可能並不適當。捨此途徑後，吾等以此項配售新股之認購率及集資額大小(見下文詳述)對其條款作出評估。

經吾等審閱之二十五間上市公司之認購率由六供一至一供十一不等，其集資額由約7,300,000港元至約726,700,000港元不等。吾等挑選五間上市公司分別為e-Kong Group Limited、數字地球控股有限公司、實惠集團有限公司、人人控股有限公司及宏安集團有限公司(「參考公司」)所作出之配售新股，將彼等之有關條款與此項配售新股之條款作比較。參考公司之配售新股認購基準最低限度為一供二，而有關之集資額亦不少於100,000,000港元(由約109,000,000港元至約197,000,000港元不等)。就配售新股相對股份之理論上除權價之折讓率而言，該五間參考公司顯示之配售新股價相對股份之理論上除權價之折讓率分別約為18.73%、31.81%、40.00%、46.67%及66.10%。認購價相對股份之理論上除權價約為34.80%，即介乎上文所示之折讓率之中間水平。就此而言，吾等認為認購價乃公平及合理。

(b) 紅利發行

如通函內董事會函件所載，認購配售股份之合資格股東可享有紅利發行之利益。紅利認股權證之初步認購價每股0.17港元較股份在最後交易日之收市價每股0.39港元折讓約56.41%，亦較股份在最後交易日之理論上除權價每股0.23港元折讓約26.10%。各董事認為紅利認股權證之初步認購價能提供一個上佳機會，讓認購配售股份之合資格股東能夠分享 貴集團未來之業務發展成果。吾等認為紅利發行乃此項配售新股之明智安排，因為：(i)紅利發行可加倍吸引合資格股東參與配售新股，而毋須增加認購價相對股份當時市價之折讓率、及(ii)紅利發行不會對股東之股權造成即時之攤薄影響。因此，吾等認為紅利發行對股東之權益而言乃公平及合理。

(c) 包銷安排

根據配售新股，合共有不少於921,957,884股配售股份可供合資格股東認購。每位主要股東均已承諾，待彼等各自之包銷協議之條件獲履行後，彼等願

下表顯示股份在審閱期間內之收市價及成交量。


股份數目
港元
35,000,000
30,000,000
25,000,000
20,000,000
15,000,000
10,000,000
5,000,000
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
0.2
0
認購價
0.15 港元
02/01/01
02/15/01
03/01/01
03/15/01
03/29/01
04/12/01
04/26/01
05/10/01
05/24/01
06/07/01
06/21/01
07/05/01
07/19/01
08/02/01
08/16/01
08/30/01
09/13/01
09/27/01
10/11/01
10/25/01
11/08/01
11/22/01
12/06/01
12/20/01
01/03/02
01/17/02
01/31/02
02/14/02
02/28/02
03/14/02
03/28/02
04/11/02
04/25/02
05/07/02
最後可行日期
成交量
股價

資料來源：彭博

如上表所示，股價在審閱期間內一般之表現相比恒指及HKAOI之表現為弱。此外，股份之收市價由二零零一年二月一日之每股1.10港元下降至最後交易日之每股0.39港元。股份之價格表現疲弱，顯示可能需要將認購股價定為較股份市價有頗大幅度折讓之價格，方能吸引合資格股東參與配售新股。

為着進一步評估認購價之公平及合理程度，吾等曾審閱二十五間上市公司由二零零一年九月十一日(美國受到恐怖份子襲擊之日)起至最後交易日止之期間內所進行之配售新股(不包括此項配售新股)。吾等認為審閱在美國受到恐怖份子襲擊後進行之配售新股乃明智之舉，因全球經濟及股市狀況均因此項襲擊事件而大受打擊。在此事件後公佈之配售新股行動可更準確地反映當時之股市狀況。

(iii) 股份根據最後交易日之收市價計算之理論上除權價每股0.23港元折讓約34.78%；

(iv) 股份於最後可行日期在聯交所之收市價每股0.32港元折讓約53.13%；

(v) 股份在截至最後可行日期(包括該日)止十個交易日在聯交所之平均收市價0.29港元折讓約48.28%；及

(vi) 股份之理論上除權價(根據於最後可行日期之收市價計算)每股0.21港元折讓約28.57%。

為評估認購價之公平及合理程度，吾等曾審閱二零零一年二月一日起至二零零二年二月二十八日止十二個月及由二零零二年三月一日起至最後可行日期(包括該日)止之期間(「審閱期間」)內，收市價相對恒生指數(「恒指」)及香港所有普通股指數(「HKAOI」)之表現。

中策集團有限公司相對恒指及HKAOI



指數*
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
02/01/01
02/15/01
03/01/01
03/15/01
03/29/01
04/12/01
04/26/01
05/10/01
05/24/01
06/07/01
06/21/01
07/05/01
07/19/01
08/02/01
08/16/01
08/30/01
09/13/01
09/27/01
10/11/01
10/25/01
11/08/01
11/22/01
12/06/01
12/20/01
01/03/02
01/17/02
01/31/02
02/14/02
02/28/02
03/14/02
03/28/02
04/11/02
04/25/02
最後可行日期
中策集團有限公司
恒指
HKAOI

* 由二零零一年二月一日開始，重定基準到100。

資料來源：彭博

附註： HKAOI涵蓋所有在聯交所上市之普通股(包括股份在內)。

總括而言，吾等認為此項籌集資金之安排乃屬公平及合理，亦符合　貴公司及股東之整體利益。

除配售新股以外之集資方法

根據各董事所述，彼等曾考慮其他籌集資金之方法，包括債務融資及配售股份，惟結果覺得配售新股乃最適合　貴集團採用之集資方法。

各董事認為由於　貴集團現正重新調配其投資組合，應該避免進行債務融資，以求盡量減少　貴集團之整體融資風險。此外，各董事認為債務融資將會令　貴集團之融資成本及債務百上加斤，茲概述如下：

(i) 貴集團截至二零零一年十二月三十一日止連續兩個年度均錄得虧損約731,000,000港元及599,000,000港元；及

(ii) 貴集團截至二零零一年十二月三十一日止連續兩個年度之總負債淨額相對有形資產淨額之比率(即　貴公司負債總額減現金狀況除以有形資產淨值)分別約為61.46%及86.00%。

各董事認為配售股份或認股權證不能提供相等之參與機會予現有股東，並會導致現有股東之權益被攤薄。然而，配售新股能給予全部合資格股東同等之參與機會，共同擴大　貴公司之股本基礎及維持彼等於　貴公司之權益比例。

根據上述理由，吾等認為　貴公司選擇配售新股作為籌集資金之方法乃屬合理，亦符合　貴集團及股東之整體利益。

配售新股連同紅利發行之主要條款

(a) 認購價

配售股份之每股認購價0.15港元(「認購價」)較：

(i) 股份於二零零二年三月八日(星期五)(即刊登該公佈之前最後一個交易日(「最後交易日」)下午十二時三十分在聯交所之收市價每股0.39港元折讓約61.53%；

(ii) 股份於截至最後交易日(包括該日)止十個交易日在聯交所之平均收市價每股0.40港元折讓約62.50%；

(b) 提供東方紅之營運資金

私人公司向母公司提取營運資金乃常見之事。 貴公司於二零零一年十一月購入東方紅作為全資附屬公司，因此，東方紅之資金來自 貴公司或銀行融資(而並非由內部產生)乃屬正常。

吾等曾審閱東方紅截至二零零一年十二月三十一日止九個月之管理賬目，亦曾與各董事就此進行磋商。吾等發覺該公司在該年度內錄得虧損，並須額外注資約30,000,000港元，以提升生產能力。就此而言，吾等認為從盈利角度看來，現時不能肯定該公司是否具備舉債能力，因此東方紅未必能夠以合理利率及條款進一步取得任何銀行融資，而對東方紅及 貴集團整體而言，向東方紅提供股東貸款可能是更容易達到及更有利之提供資金方式。

吾等認為由 貴公司提供東方紅之營運資金乃屬合理，而整體而言，此舉亦符合 貴集團及股東之利益。

(c) 提供 貴集團之營運資金

吾等曾審閱 貴公司之資產負債表，並留意到 貴集團之現金資源甚少。在集團層面上， 貴集團於二零零一年十二月三十一日錄得負現金結餘(即銀行結餘及存款總額減短期銀行貸款及其他借款)約93,830,000港元。在公司層面上， 貴公司於二零零一年十二月三十一日之現金結餘淨額約為86,480,000港元。各董事確認有關款項不會用作提供投資於辰達永安旅遊(控股)有限公司所需之資金。

根據吾等與各董事之磋商結果， 貴公司將會繼續建立、調配及壯大本身之投資組合，直至有關組合能夠帶來穩定之盈利及增長為止。 貴公司就此將會繼續參與收購優質資產及業務之行動，亦將會出售表現未如理想之資產及業務。在作出有關收購及出售時， 貴公司將會需要現金週轉。因此， 貴公司鞏固財政實力或現金狀況乃審慎明智且屬必須。

籌集100,000,000港元所需支付之費用(即配售新股所得款項其中除用作一般營運資金以外者)與籌集138,300,000港元所需支付之費用將不會有重大分別，唯一不同者將會是包銷佣金。在配售新股時，因此次配售新股乃由主要股東包銷，故就此應支付之包銷佣金僅為1%，遠較市面上之2%至2.5%為低。由於多籌38,300,000港元毋須支付額外費用(包銷佣金除外)，而此次配售新股之包銷佣金亦較一般為低，因此 貴公司爭取機會籌集更多現金以鞏固本身之財政實力乃屬合理決定。

鑑於 貴集團所持之現金淨額甚少，吾等因此認為籌集額外資金供 貴集團作一般營運資金用途乃屬合理，亦符合 貴公司股東之整體利益。

與此同時，　貴集團亦繼續將資產重新估值。　貴集團之虧損由上年度約731,000,000港元減至二零零一年度約599,000.000港元。　貴集團在二零零一年度所錄得之虧損主要源自中國置地之資產重估及／或減值準備及其輪胎製造業務之經營虧損，下文有更詳盡之載述。

如第27頁之列表所示，輪胎製造業務所引致之虧損由上年度約35,000,000港元增至二零零一年度約128,000,000港元。如　貴公司於二零零一年度之年報所披露，此項業務所錄得之虧損大幅增加，主要由於為　貴集團之表現欠佳輪胎製造廠作出減值準備所致，而　貴集團亦計劃將該等工廠出售，以改善有關業務之整體盈利能力。在抽離該等已終止經營之業務(即當時待售或擬於二零零一年內出售之表現欠佳之工廠)表現及就此提撥之準備後，有關業務之整體表現錄得輕微改善。有關業務之除税及少數股東權益後之持續經營淨虧損已由上年度約人民幣58,200,000元減至二零零一年度約人民幣50,300,000元。

就中國置地之表現而言，中國置地於二零零零年及二零零一年分別錄得淨虧損約583,000,000港元及394,000,00港元，其於過往兩個年度錄得之虧損主要源自為確認其於投資及發展物業、酒店物業及收費公路之減值及重估虧損而作出之撥備。在為過往兩個年度作出有關撥備後，各董事預期，除非出現意料之外之情況，否則來年毋須再作出任何撥備。

各董事認為，儘管因作出上述之撥備而導致　貴集團在過往兩個年度之業績未如理想，惟此舉亦有助改善整體資產質素，從而使　貴公司之投資組合更加健全。各董事表示，　貴集團將會繼續將投資組合重新調配及加以壯大，以備未來再進一步發展。各董事預期，隨着中國加入世界貿易組織而奧林匹克運動會亦將於二零零八年在北京舉行，對　貴集團之現有業務將會帶來正面之影響。各董事亦表示，　貴集團將會更努力發展本身具備競爭優勢之業務，同時亦會在香港及中國物色及挑選其他業務機會。因此，吾等認為　貴公司以擴大本身之土地儲備及提升資產質素之方式以增加收入來源乃明智之舉。就此而言，吾等相信　貴公司籌集資金以支付連接北京首都機場之土地之徵地賠償費(此地將作為業務發展用途)及提供資金供其附屬公司翻新江南大酒店(工程完竣後將能提升收入能力)乃屬合理。籌集資金作上述用途亦符合　貴集團之業務發展路向。

於二零零二年三月　貴公司透過其附屬公司訂立一項有條件認購協議，投資於一間經營旅遊及相關業務之香港上市公司辰達永安旅遊(控股)有限公司，該項認購協議已於二零零二年四月十九日完成。

作為一間投資於多元化業務之控股公司， 貴公司在適當時機出現時，透過進行收購及出售，致力提升各投資組合之價值。於一九九九年，為使 貴集團之投資組合增值， 貴集團成功獲得電訊盈科數碼動力有限公司作為得信佳集團有限公司（當時為 貴集團一間經營電子通訊及資訊技術業務之附屬公司）之控股股東。 貴集團其後出售於得信佳集團有限公司之投資及重估上市投資使 貴集團在一九九九年錄得約1,084,000,000港元之收益。通函附錄一載有 貴集團截至一九九九年十二月三十一日止年度之財務資料詳情。

於二零零零年， 貴公司繼續致力令手上之投資組合更多元化及更加穩健，並曾就此進行一連串之企業策略行動，力求將其投資組合之比重重新調配。此等企業策略行動包括收購一間香港上市公司中國置地（前稱中國數碼港有限公司及寶榮坤國際（集團）有限公司，以進軍香港及中國之物業發展、收費公路營運及酒店業務。

於二零零零年九月，保華德祥及錦興各自收購 貴公司大批現有股份，因此成為 貴公司之主要股東，而 貴公司其後亦就此重新組成一個新的董事會。新管理層繼續透過進行收購及出售事項以壯大 貴公司之投資組合，其中之重大交易包括(i)收購一個報章發行業務之股權、(ii)收購一間香港上市公司惠泰國際有限公司（其後重新命名為成報傳媒集團有限公司）之股權，惠泰國際有限公司主要經營之業務為物業發展與投資及證券買賣與投資，其後報章發行業務亦注入其中、及(iii)出售 貴公司所擁有一間香港上市公司中國發展集團有限公司之全部權益。中國發展集團有限公司主要經營之業務為建築工程、地基及土木工程與及船隻租賃及維修。

除進行一連串之收購及出售外，新管理層亦重新評估 貴集團若干資產之價值，從而提升 貴公司之投資組合之整體質素。在該年度內，中國置地確認其就物業發展及投資、酒店業務及收費公路營運所錄得之減值及重估虧損，並就此作出龐大數額之撥備，而 貴集團亦因此錄得大額虧損。新管理層新近購入之業務包括報章發行業務（在截至二零零零年十二月三十日止年度內仍然錄得虧損）， 貴集團錄得約731,000,000港元之淨虧損。

於二零零一年 貴公司藉着進行收購及出售，致力使投資組合重返平衡狀態，就此進行之重要交易包括出售一項錄得虧損之報章發行業務之主要權益、藉着收購及出售位於香港及中國之物業或於物業之權益，將 貴集團之物業組合重新定位，及增購東方紅之權益。

	二零零一年 營業額 (千港元)	二零零一年 經營溢利(虧損)之貢獻 (千港元)	邊際利潤 (%)	二零零零年 營業額 (千港元)	二零零零年 經營溢利(虧損)之貢獻 (千港元)	邊際利潤 (%)
製造						
汽車輪胎	2,608,862	(128,124)	–	2,680,155	(35,382)	
重工業	115,036	2,583	2.25	107,965	(19,572)	
消費產品	189,706	7,180	3.78	209,246	5,467	2.61
電子產品	24,310	(6,998)	–	92,797	(73)	
藥品	62,071	8,591	13.84	30,241	30,241	100.00
	2,999,985	(116,768)	–	3,120,404	(19,319)	
物業投資	65,662	(138,553)	–	19,676	2,743	13.94
酒店業務	50,518	(18,125)	–	38,469	(4,191)	
報章發行	132,311	(31,663)	–	9,818	(7,626)	
收費公路營運	–	(360,272)	–	–	–	
其他業務	76,872	(2,782)	–	58,841	12,993	22.08
投資於股份、計息票據及銀行存款	–	(129,507)		–	(644,133)	
因攤薄/出售聯營公司/附屬公司所產生之業績	–	–		–	–	
分佔未被綜合之聯營公司/附屬公司之業績	–	(17,997)		–	(12,147)	
	3,325,348	(815,667)		3,247,208	(671,680)	
未分配之企業費用		(104,018)			(52,716)	
融資成本		(81,462)			(88,487)	
除税前(虧損)溢利		(1,001,147)			(812,883)	
税項		(5,982)			(6,608)	
少數股東權益		408,399			88,809	
除税後(虧損)溢利		(598,730)			(730,682)	

吾等曾進一步檢討上文所述之資金用途，以確定根據此等用途動用有關資金是否合理及在商業上是否必須。

(a) 支付一幅連接北京首都機場之土地之徵地賠償費其中一部份及為江南大酒店提供翻新、裝修及保養工程所需資金

由於上述兩筆資金之用途均屬投資性質，故吾等將該等投資一併檢討。吾等之目標乃為決定該等投資是否符合 貴集團之業務發展路向。就此而言，由於管理 貴集團業務之各董事負責作出投資決定，而彼等曾審閱彼等所作出之投資之質素及回報率，故吾等不擬就有關業務是否一項上佳投資而發表意見。

為着決定上述兩種資金用途是否符合 貴公司之整體投資策略，吾等曾審閱 貴公司近年來之主要投資活動。於二零零零年九月，保華德祥及錦興各自購入 貴公司當時之重大股權並成為 貴公司之大股東。 貴公司在事後亦委任新董事加入新董事會。在此情況下，吾等專注於審閱 貴集團截至二零零一年十二月三十一日止兩個年度之業務。

貴公司乃一間投資控股公司，透過其附屬公司及／或聯營公司經營多元化業務，包括製造汽車輪胎、製造及分銷中藥、西藥及保健食品、物業發展及投資、酒店業務、於基建項目之投資及證券投資等。下表列示 貴集團在過去截至二零零一年十二月三十一日止兩個年度內以主要業務劃分之營業額及經營業績貢獻。

供之資料，而對　貴集團之業務及事務亦無進行任何獨立深入調查。各董事已確認，彼等向吾等提供之資料並無遺漏任何重要事實。吾等認為吾等已審閱充份之資料，足以提供合理基準，供吾等據此達致明確見解，及就配售新股連同紅利發行與及清洗豁免提供推薦意見。

獨立非執行董事

董事會合共有七位成員，包括五位執行董事及兩位非執行董事。由於執行董事之職責涉及　貴集團之日常業務運作或經由主要股東任命，故彼等被視為並非獨立人士，不適宜就配售新股連同紅利發行與及清洗豁免提供獨立意見。由於非執行董事蔡學雯女士乃一間律師行之合夥人，而該律師行則擔任　貴公司之法律顧問，就配售新股連同紅利發行與及清洗豁免提供意見，故蔡學雯女士亦被視為並非獨立人士，不適宜就配售新股連同紅利發行與及清洗豁免提供獨立意見。因此，另一位非執行董事卜思問先生已獲委聘為負責向獨立股東提供有關配售新股連同紅利發行與及清洗豁免之意見之獨立非執行董事。獨立非執行董事已審閱配售新股連同紅利發行與及清洗豁免之條款。吾等曾與獨立非執行董事磋商其提出之任何疑問或意見，以確保其所獲提供之資料(包括吾等之函件)足供其向獨立股東提供推薦意見。

經考慮之主要因素及理由

I. 進行配售新股之原因

在構思吾等向獨立非執行董事提供之推薦意見時，吾等首先檢討進行配售新股之理由，亦即資金需求，因此乃導致進行此集資行動之理由。

根據各董事所述，進行配售新股而籌集之款項淨額將作以下四種用途：

(a) 貴公司根據一項合作發展協議而徵收一幅連接北京首都機場之土地所須支付之徵地賠償費其中一部份；

(b) 向　貴公司之全資附屬公司中國置地集團有限公司(「中國置地」)提供貸款，供其江南大酒店用於翻新、維修及保養工程；

(c) 為　貴公司之一間全資附屬公司Tung Fong Hung Investment Limited(「東方紅」)提供經營業務所需之資金；及

(d) 供　貴公司用作額外營運資金。

以下為百德能致獨立非執行董事以供載入本通函之函件全文。

百德能證券有限公司

香港中環德輔道中4號
渣打銀行大廈22號
電話 (852) 2841 7000
傳真 (852) 2522 2700

敬啟者：

建議配售新股連同紅利發行

及

清洗豁免

緒言

吾等提述錦興集團有限公司(「錦興」)、保華德祥建築集團有限公司(「保華德祥」)及 貴公司於二零零二年三月十四日就(其中包括)配售新股連同紅利發行與及清洗豁免而刊登之聯合公佈(「該公佈」)。

吾等獲委聘擔任獨立非執行董事之獨立財務顧問，就配售新股連同紅利發行之條款及清洗豁免對獨立股東是否公平及合理一事提供意見。 貴公司於二零零二年五月十日刊發之通函(「通函」，本函件亦為通函之一部份)第8至22頁所載之董事會函件載有配售新股連同紅利發行及清洗豁免之詳情。除文義別有所指外，本函件所採用之詞語與通函所採用之詞語具有相同涵義。

在構思吾等之意見時，吾等曾倚賴各董事及 貴公司之管理層提供有關 貴集團、配售新股連同紅利發行與及清洗豁免之資料及事實、表達之見解及作出之陳述，包括通函所載之事實、見解及陳述。吾等假設於本函件編製日期，所有該等資料在各主要方面均屬真確無訛。各董事已確認彼等願就通函之內容承擔全部責任。

吾等無理由懷疑有關資料之準確程度或通函所提供之資料或所表達之見解是否有任何重要事實被遺漏或被隱瞞。秉承吾等一貫採用之方法，吾等並無驗證所獲提

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)

敬啟者：

本人獲委聘向　閣下提供有關配售新股連同紅利發行與及清洗豁免之意見，有關詳情載於本公司於二零零二年五月十日刊登之通函(「通函」)，本函件亦為其中一部份)其中之「董事會函件」內。除文義另有所指外，在本函件所採用詞彙之釋義與在通函所界定者相同。

經考慮配售新股連同紅利發行與及清洗豁免之條款，與及通函第24至38頁所載由百德能就此提供之意見後，本人認同百德能之見解，即配售新股連同紅利發行之條款對獨立股東乃公平及合理，亦符合本公司之利益，而授出清洗豁免亦符合獨立股東之利益。因此，本人建議　閣下應投票贊成將於股東特別大會上提呈有關批准配售新股連同紅利發行與及清洗豁免之決議案。

此致

獨立股東　台照

獨立非執行董事
卜思問
謹啟

二零零二年五月十日

在配售新股完成後，購回授權乃指授予董事權力以購回證券，惟最多不得超逾緊隨配售新股完成後本公司已發行股本之10%及紅利認股權證總數之10%。倘配售新股不能完成，則購回授權乃指授予董事權力以購回股份，惟最多不得超逾有關授出購回授權之決議案之通過日期本公司已發行股本之10%。

董事會現時不擬即時分別引用一般授權及購回授權以發行或購回任何股份。然而，董事會認為該兩項授權均符合本公司及股東之整體利益。本通函附錄五載有本公司遵照上市規則之規定，就購回本公司證券之有關資料而編製之說明函件。

推薦意見

務請　閣下留意本通函第23頁所載之獨立非執行董事函件，其中載有其就獨立股東在股東特別大會上應如何就配售新股連同紅利發行與及清洗豁免投票一事，向獨立股東提供之意見。

務請　閣下留意百德能編製以備本通函轉載之函件，其中載有百德能向獨立非執行董事提供有關配售新股連同紅利發行與及清洗豁免之意見，亦載有百德能在構思有關意見時曾考慮之主要因素及理由。本通函第24至38頁載有百德能之函件全文。

獨立非執行董事經考慮百德能提供之意見、配售新股連同紅利發行之條款與及清洗豁免後，現謹推薦獨立股東在股東特別大會上應投票贊成就配售新股連同紅利發行與及清洗豁免而將予提呈之普通決議案。

進行配售新股之目的旨在籌集資金，使本集團可將多項不同形式之投資項目(例如物業發展、酒店業務、中藥、西藥及保健食品等)付諸實行，及籌集額外營運資金。董事因此預期配售新股將會為本公司之盈利能力帶來正面影響，並可改善本集團之整體財政狀況。此外，根據配售新股，本公司之股本基礎得以擴大，而股東亦可趁機參與本公司未來之業務發展。

各董事認為配售新股連同紅利發行、一般授權及購回授權均符合本公司及股東之整體利益。因此，各董事推薦股東在股東特別大會上應投票贊成第1至5項普通決議案。

其他資料

務請　閣下留意本通函各附錄所載之其他資料。

此致

列位股東及
　購股權持有人　台照

承董事會命
中策集團有限公司
執行董事
連克農
謹啟

二零零二年五月十日

業務回顧及展望

中國之國內生產總值在二零零一年達到約7.3%，預期中國之經濟發展動力將會繼續強勁。同時，趁着中國加入世界貿易組織與及成功奪得二零零八年奧林匹克運動會之主辦權之勢頭，加上最近曾削減本地利率，以上種種均會對本集團現時在中國經營之業務非常有利。本集團在中國經營之業務為製造汽車輪胎、房地產及基礎建設。本集團積極策略性發展本身在業內之領導能力。憑着中國之高增長潛力，且預期東南亞國家之經濟亦快將復甦，本集團現時積極在有關地區(尤其在中國)物色新的投資機會，將業務作多元化發展、並向新市場及新行業進軍，務求能夠繼續向股東提供長遠回報。本集團截至二零零一年十二月三十一日止年度之總營業額為32.34億港元，較去年之31.58億港元增加約2.4%。在二零零一年內，來自報章發行及買賣中西藥品之收入已成為本集團新的收入來源。

本公司截至二零零一年十二月三十一日止年度之經審核綜合股東應佔虧損合共為598,700,000港元，較去年錄得之730,700,000港元減少約18%。錄得虧損主要由於為收費公路及投資物業之重估虧絀所引致之減值虧損、因本集團之物業及投資證券減值合共520,000,000港元作出撥備，本集團之輪胎業務及報章發行業務錄得經營虧損，與及須為投資減值作出撥備所致。

股東特別大會

本通函第184至188頁載有本公司召開股東特別大會之通告。股東特別大會將於二零零二年六月四日假座香港九龍觀塘鴻圖道51號保華企業中心七樓舉行，在大會上將會提呈普通決議案，請獨立股東考慮及酌情批准(i)配售新股連同紅利發行、(ii)根據紅利認股權證所附之認購權被行使時發行新股份、(iii)清洗豁免、(iv)一般授權及(v)購回授權。

主要股東、彼等之聯繫人士及彼等各自一致行動之人士將放棄就股東特別大會通告所載有關批准配售新股連同紅利發行與及清洗豁免之第1及第2項普通決議案投票。

隨本通函附奉在股東特別大會上適用之代表委任表格。無論　閣下會否親身出席股東特別大會，敬請　閣下按照隨附之代表委任表格印備之指示將表格填妥，並將其盡快，且無論如何不可遲於大會指定舉行時間前48小時交回本公司之股份過戶登記處標準證券有限公司，地址為香港中環干諾道中111號永安中心五樓，方為有效。填妥及交回代表委任表格後，　閣下屆時仍可親身出席股東特別大會或其任何續會及在會上投票。

一般授權及購回授權

於股東特別大會上，將會提呈普通決議案，旨在授出一般授權及購回授權。

一般授權乃指授予董事權力以配發及發行股份，惟最多不得超逾緊隨配售新股完成後(或倘配售新股不能完成，則於有關授出一般授權之決議案之通過日期)本公司已發行股本總面值之20%。

配售新股所得款項之用途

本公司乃一間投資控股公司。本集團主要經營之業務為輪胎製造、製造、零售及分銷中藥、西藥及保健食品、物業發展及投資、酒店業務及基建項目之投資。

本公司擬將配售新股所得款項淨額約135,000,000港元(未扣除開支)作以下用途：

(i) 約50,000,000港元將用作徵地賠償費之一部份。本公司曾與北京市順義區李橋鎮人民政府訂立一項合作發展協議，而本公司根據此徵收一幅連接北京首都機場東部之土地須支付上述之徵地賠償費；

(ii) 約20,000,000港元將按一般商業條款以無抵押貸款之形式向本公司之一間附屬公司中國置地集團有限公司提供，用於中國置地集團有限公司擁有之廣州江南大酒店之翻新及維修保養工程，本公司確保將會按照上市規則之規定而提供有關貸款；

(iii) 約30,000,000港元將撥予本公司之一間全資附屬公司Tung Fong Hung Investment Limited用於中藥、西藥及保健產品方面；及

(iv) 餘款約35,000,000港元將用作本集團之額外營運資金。

購股權行使價之調整

根據本公司之購股權計劃，本公司有合共可認購最多不超過376,750股股份之尚未行使購股權，每股股份之認購價為3.44港元至6.06港元不等。有關之股份數目及認購價均可予調整。發行配售股份將引致本公司須對根據購股權將予發行之股份之認購價及數目作出調整。

倘須對根據購股權將予發行之股份數目及認購價作出調整，本公司將會盡快授命其核數師審閱及簽署認可有關之調整基準。本公司將會盡快就經調整之認購價之詳情刊登公佈。

資產淨值

在配售新股完成後，本集團之有形資產淨值將會因配售新股所得款項淨額而增加約135,000,000港元，達至2,323,000,000港元。每股股份之有形資產淨值將會由二零零一年十二月三十一日之每股約4.75港元攤薄至每股約1.68港元。

5. 在因發生任何事件或事故或Calisan或威倫知悉有關事件或事故而引致任何聲明或保證在任何方面失實或失準後，本公司未能應Calisan或威倫合理要求之方式(及適合該等內容之方式)迅速刊登或刊發公佈或通函(於寄發章程文件後)，以避免本公司證券出現造市情況。

倘Calisan包銷協議或威倫包銷協議被終止，配售新股之條件其中將有一項或以上不會獲履行，配售新股將不會進行。

配售新股之條件

配售新股須待(其中包括)下列條件獲履行後，方可作實：

1. 本公司根據香港法例第32章公司條例將全部有關文件送呈香港公司註冊處辦理登記手續；

2. 聯交所上市委員會批准未繳股款及繳足股款之配售股份、紅利認股權證及紅利認股權證所附之認購權獲行使而須予發行之新股份上市及買賣；

3. 執行理事授出清洗豁免；

4. 獨立股東在股東特別大會上以點票方式通過普通決議案，批准：(i)配售新股連同發行紅利認股權證、(ii)根據紅利認股權證所附之認購權被行使而發行新股份、及(iii)清洗豁免；

5. 向合資格股東寄發章程文件；及

6. Calisan及威倫根據彼等各自之包銷協議須各自履行之責任成為無條件，而包銷協議亦無根據其條款被終止。倘Calisan包銷協議或威倫包銷協議被終止，則配售新股不會被全數包銷，亦不會遵照上市規則第7.19條之規定行事。在此情況下，配售新股亦不會進行。

倘上文所述之任何條件不獲履行，則配售新股亦不會進行。包銷協議訂約各方均不會豁免上述第3項條件。

聯交所已表示，倘公眾人士在配售新股完成後所持之已發行股份不足25%，或倘聯交所相信股份買賣存在或可能存在造市情況或公眾人士所持股份數量不足以維持股份在市場上有秩序買賣，則聯交所將會考慮行使酌情權，暫停股份之買賣。

終止包銷協議

倘發生下列事故，則Calisan及威倫各自均有權在二零零二年六月二十六日(即緊隨接納配售股份之暫定配額之最後日期之第二個辦公日)下午四時正之前任何時間終止彼等各自之包銷協議：

1. Calisan或威倫各自合理認為發生下列事故會對本集團之整體業務、財政或經營狀況或前景造成嚴重不利影響，或導致本公司或Calisan或威倫不應或不宜進行配售新股：

   (a) 頒佈任何新法例或法規或現時之法例或法規出現任何變動或發生任何其他有關事故(不論其性質為何)；或

   (b) 本地、國家或國際發生任何事故或政治、軍事、財政、經濟、貨幣或其他方面出現變動；或

   (c) 香港之市場狀況或綜合環境出現任何變動，包括(但不限於)證券買賣暫停或受到嚴重限制；或

2. 本集團任何成員公司之情況出現任何變動，並因此對本集團整體前景造成重大不利影響；或

3. 本公司違反或遺漏本公司根據任何一份包銷協議將須承擔或履行之責任或承諾；或

4. Calisan或威倫接獲通知或從其他途徑得悉，任何一份包銷協議所載之任何聲明或保證在作出之時乃失實或失準，或在包銷協議所規定之有關時限內重申有關聲明或保證會導致在任何方面失實或失準，而Calisan或威倫合理決定任何上述之失實聲明或保證代表(或有可能代表)本集團整體業務、財政或經營狀況或前景出現重大不利變動，或可能會對配售新股造成重大不利影響；或

假設全部尚未行使之購股權在記錄日期前獲正式行使：

記名擁有人	實益擁有人	現時		配售新股完成時及假設主要股東認購全部被包銷之配售股份	
		所持股份數目	概約百份比率	所持股份數目	概約百份比率
Calisan或其代名人	保華德祥建築集團有限公司	80,440,000	17.44	541,795,692	39.15
威倫或其代名人	錦興集團有限公司	80,440,000	17.44	541,795,692	39.15
小計		160,880,000	34.88	1,083,591,384	78.30
連克農(附註)		632	0.00	632	0.00
僱員		376,750	0.08	376,750	0.03
公眾人士		300,098,310	65.04	300,098,310	21.67
合計		461,355,692	100.00	1,384,067,076	100.00

附註： 連克農先生乃執行董事。

倘主要股東在配售新股完成時於本公司經配售新股而擴大後之已發行股本所佔之總持股量為30%至50%之間，彼等將根據收購守則之規定，受2%自由增購率所規限。倘主要股東在配售新股完成時於本公司經配售新股份而擴大後之已發行股本所佔之總持股量超逾50%，則主要股東可進一步購入股份而不會觸發收購守則之強制性全面收購機制。

主要股東及與彼等一致行動之人士現擬在配售新股完成後維持本公司之上市地位。因此，本公司、主要股東及彼等各自之董事已共同及個別向聯交所承諾，本公司及主要股東將會採取適當步驟以遵守上市規則之最低公眾持股量規定，確保公眾人士在任何時間所持之股份不會少於25%。主要股東現時不擬在配售新股完成後改變本公司之董事會成員組合。

股權結構

假設並無任何購股權在記錄日期前獲正式行使：

記名擁有人	實益擁有人	現時		配售新股完成時及假設主要股東認購全部被包銷之配售股份	
		所持股份數目	概約百份比率	所持股份數目	概約百份比率
Calisan或其代名人	保華德祥建築集團有限公司	80,440,000	17.45	541,418,942	39.15
威倫或其代名人	錦興集團有限公司	80,440,000	17.45	541,418,942	39.15
小計		160,880,000	34.90	1,082,837,884	78.30
連克農(附註)		632	0.00	632	0.00
公眾人士		300,098,310	65.10	300,098,310	21.70
合計		460,978,942	100.00	1,382,936,826	100.00

附註： 連克農先生乃執行董事。

每位主要股東均已不可撤回地各自向本公司承諾，自該公佈刊登日期起至記錄日期止期間內，彼等實益擁有之股份將繼續登記在彼等之名下。每位主要股東亦已各自承諾全數認購彼等之暫定配額（合共321,760,000股配售股份），亦已各自同意按等額分配之方式包銷剩餘之配售股份（合共不少於600,197,884股配售股份（視乎於記錄日期之已發行股份數目而定）），惟須待彼等各自之包銷協議所載之條件獲履行後，方可作實。

倘主要股東被要求履行彼等根據彼等各自之包銷協議須履行之全部責任（以均等形式分配），則主要股東合共於本公司經配售新股而擴大之已發行股本（假設在記錄日期前並無任何購股權被正式行使）所持有之權益將會增至約78.3%。根據收購守則第26條之規定，履行主要股東之包銷承諾將會觸發主要股東及與彼等一致行動之人士提出強制性全面收購之機制，導致彼等須購入全部股份（不包括已由主要股東或與彼等一致行動之人士擁有者）。國際融資已代表每位主要股東及與彼等一致行動之人士向執行理事申請根據收購守則第26條豁免條文附註1授出清洗豁免。執行理事已表示，待獨立股東批准後，將會同意豁免主要股東因履行包銷承諾而可能導致須承擔提出全面收購建議之責任。

配售新股已由Calisan及威倫全數包銷，而彼等之日常業務並不包括有關包銷之事務。Calisan及威倫根據彼等各自之包銷協議所須履行之責任屬個別責任，不受彼此完成與否之影響。

於最後可行日期，主要股東、主要股東之董事及與彼等任何一位一致行動之人士於二零零一年九月十三日起至最後可行日期止期間內概無購入本公司之任何投票權，彼等亦並無於上述期間買賣任何股份。

所附之認購權被行使時須予發行之新股將會被香港結算接納為合資格證券，彼等由未繳股款及繳足股款之配售股份、紅利認股權證及在紅利認股權證所附之認購權被行使時須予發行之新股在聯交所開始買賣之日或由香港結算決定之其他日期起，可在中央結算系統寄存、結算及交收。聯交所參與者之間在任何一個交易日之交易須在交易日之後第二個交易日在中央結算系統進行。所有在中央結算系統進行之活動必須根據中央結算系統不時生效之一般規則及中央結算系統運作程序規則而進行。

現時並無任何有關將會或同意將會放棄股息之安排。

包銷安排

包銷協議

日期：	二零零二年三月十四日
訂立Calisan包銷協議之有關各方：	本公司及Calisan
訂立威倫包銷協議之有關各方：	本公司及威倫
被Calisan包銷之股份數目：	每兩股配售股份包銷一股(不包括除外配售股份)，視乎於記錄日期之已發行股份數目，惟不會少於300,098,942股配售股份
被威倫包銷之股份數目：	每兩股配售股份包銷一股(不包括除外配售股份)，視乎於記錄日期之已發行股份數目，惟不會少於300,098,942股配售股份
向Calisan支付之佣金：	將由Calisan包銷之配售股份之總認購價之1%
向威倫支付之佣金：	將由威倫包銷之配售股份之總認購價之1%

根據上市規則第14.24(6)(c)條之規定，Calisan包銷協議及威倫包銷協議額各自乃本公司一項獲豁免股東批准之關連交易。

於最後可行日期，各主要股東連同與彼等任何一位一致行動之人士現時持有160,880,000股股份，合共佔本公司現有已發行股本約34.9%。

紅利認股權證之數額

根據配售新股，將有不少於921,957,884股配售股份獲發行。按此基準，不少於47,019,852港元（每份認購權之初步認購價為0.17港元）之276,587,365份紅利認股權證將會發行。倘紅利認股權證所附之認購權獲全數行使，本公司將會就此發行不少於276,587,365股新股份，佔本公司經配售新股而擴大之已發行股本約20%，亦佔本公司經配售新股及因紅利認股權證所附之認股權被全數行使而須予發行之276,587,365股股份而擴大之已發行股本約16.7%。紅利認股權證將以記名方式發行，並將在聯交所買賣。

紅利認股權證之零碎配額將不會發行，惟將彙售出售，收益歸本公司所有。海外股東將不會獲發行紅利認股權證。

根據紅利認股權證所附之認購權被行使時須予發行之股份在各方面將與有關認購日期當時之現有股份享有同等權益，惟不包括以往宣派或建議或議決將予派付或作出，而記錄日期則定於有關認購日期當日或之前之任何股息或其他分派。

認股權證契約

紅利認購股權證將會根據本公司於二零零二年六月四日簽立之平邊契約（「契約」）之形式發行，有關概要載於本通函附錄四。

股票

待配售新股之條件獲履行後，預期全部繳足股款配售股份之股票及紅利認股權證之證書將約在二零零二年七月二日向獲配發有關配售股份之人士寄發，郵誤風險概由收件人承擔。

申請上市

本公司之證券在聯交所上市。

本公司將向聯交所上市委員會申請批准未繳股款及繳足股款之配售股份、紅利認股權證及紅利認股權證所附之認購權被行使時須予發行之新股份上市及買賣。本公司之證券並無任何部份在其他證券交易所上市或買賣，而本公司現時並無，亦不擬尋求批准將本公司證券之任何部份在其他證券交易所上市或買賣。

待未繳股款及繳足股款之配售股份、紅利認股權證及在紅利認股權證所附之認購權被行使時須予發行之新股獲批准在聯交所上市及買賣，與及遵照香港結算之股份接納規定下，未繳股款及繳足股款之配售股份、紅利認股權證及在紅利認股權證

零碎配額

由於配售新股之基準為於記錄日期每持有一股股份可獲配兩股配售股份，因此不會出現任何零碎之配售股份。

申請額外配售股份

合資格股東有權申請認購海外股東之任何未出售配額及任何被暫定配發惟未被接納之未繳股款配售股份。

如欲申請認購額外配售股份，可填妥額外配售股份之申請表格及附上為申請額外配售股份而另行開立之付款支票。董事將根據公平合理之基準酌情分配額外配售股份。

紅利認股權證

待配售新股之條件獲履行後，本公司將會向配售股份之首批登記持有人發行紅利認股權證，發行之基準為根據配售新股認購每十股配售股份可獲送三份認購權，每份認購權之初步認購價為0.17港元。發行紅利認股權證須待獨立股東在股東特別大會上批准及聯交所上市委員會批准紅利認股權證及因紅利認股權證所附之認購權被行使而將予發行之股份上市及買賣後，方可作實。

根據紅利認股權證認購股份之認購價

根據紅利認股權證認購股份之初步認購價每股股份0.17港元較股份於二零零二年三月八日(星期五)(即該公佈刊登日期前之最後一個交易日)下午十二時三十分在聯交所之收市價每股0.39港元折讓約56.4%，亦較股份在截至及包括二零零二年三月八日(即該公佈刊登日期前之最後一個交易日)止十個交易日在聯交所之平均收市價每股約0.40港元折讓約57.5%。根據紅利認股權證認購股份之初步認購價相較股份近期之收市價之折讓率與配售股份之認購價之折讓率大致相符。董事認為根據紅利認股權證認購股份之初步認購價乃為認購配售股份之合資格股東藉以參與本集團未來業務發展之上佳機會。

紅利認股權證之認購期間

預期該認購期間將由紅利認股權證在聯交所開始上市之日起至二零零三年六月三十日止(包括首尾兩天)。

紅利認股權證之完整買賣單位

現建議紅利認股權證之完整買賣單位為每手25,000份認購權。然而，視乎有權獲配發及接納配售股份之人士之配額及接納程度，本公司或會發行零碎之紅利認股權證。現時並無任何買賣零碎紅利認股權證之安排。

(ii) 股份在截至及包括二零零二年三月八日(即該公佈刊登日期前之最後一個交易日)止十個交易日之平均收市價每股約0.40港元折讓約62.5%；

(iii) 股份於二零零一年十二月三十一日(本集團最近期之經審核財務報表編製至該日為止)之資產淨值每股股份4.8港元折讓約96.9%；

(iv) 股份於最後可行日期在聯交所之收市價每股0.32港元折讓約53.1%；

(v) 股份在截至二零零二年五月七日(即最後可行日期)止(包括該日)十個交易日在聯交所之平均收市價每股0.29港元折讓約48.28%；及

(vi) 股份之理論上除權價(根據股份於最後可行日期之收市價計算)每股0.21港元折讓約28.6%。

暫定配額之基準

合資格股東於記錄日期辦公時間結束時每持有一股現有股份可獲配兩股未繳股款之配售股份。

配售股份之地位

配售股份在配發及繳足股款後，在各方面將與當時之已有股份享有同等權益。繳足股款之配售股份持有人將有權收取在繳足股款配售股份配發及發行日期之後所宣派、作出或派付之一切未來股息及分派。

預期未繳股款之配售股份將以每手2,500股配售股份之完整買賣單位進行買賣。未繳股款及繳足股款之配售股份之買賣交易均須繳納香港印花稅。

海外股東之權利

章程文件不會根據香港以外之任何司法權區之證券法例登記。本公司僅會向海外股東寄發章程作參考用途，而不會向彼等寄發任何暫定配額通知書或額外配售股份申請表格。然而，海外股東有權在股東特別大會上投票。

待未繳股款配售股份開始買賣後，在扣除開支仍可獲得溢價之情況下，本公司或會出售原應向海外股東配發之配售股份暫定配額。出售海外股東之未繳股款配售股份所得款項在扣除開支後如屬100港元或以上者，將會以港元向海外股東支付。本公司將保留個別少於100港元之出售所得款項，收益歸本公司所有。

此可在記錄日期前行使購股權，按每股股份3.44港元至6.06港元不等之價格（可予調整）認購股份。倘購股權所附之全部認購權獲正式行使，而本公司因該行使事項而在記錄日期當日或之前發行及配發股份，則已發行股份之數目將會增加376,750股，而根據配售新股將會發行之配售股份數目亦將會增加753,500股。主要股東已同意包銷全部根據配售新股被暫定配發之配售股份（不包括除外配售股份）。各主要股東將以均等分配之形式包銷配售股份。

合資格股東

本公司僅會向合資格股東寄發章程文件，惟亦會向海外股東寄發章程作參考之用。

如欲符合參與配售新股之資格，股東必須：

(i) 在記錄日期辦公時間結束時已登記為本公司股東；及

(ii) 在記錄日期辦公時間結束時，在本公司股東登記冊所填寫之地址為香港地址。

為確保可於記錄日期已獲登記為股東，股東必須在二零零二年五月二十七日下午四時正或之前將股份之任何過戶文件連同有關股票送達本公司之股份過戶登記處。

購股權持有人如有意參與配售新股，應在二零零二年五月二十七日下午四時正或之前根據彼等所持之購股權之條款行使有關購股權所附之權利。

本公司之股份過戶登記處為標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓。本公司將於二零零二年五月二十八日起至二零零二年六月四日止（包括首尾兩天）暫停辦理股東登記手續。在此期間內不會辦理任何股份過戶登記手續。

配售股份之認購價

配售股份之認購價為每股配售股份0.15港元。配售股份之認購價在合資格股東根據配售新股接納其暫定配額或申請認購額外配售股份或在未繳股款配售股份之承讓人認購配售股份時須全數支付。

認購價較：

(i) 股份於二零零二年三月八日（星期五）（即該公佈刊登日期前之最後一個交易日）下午十二時三十分在聯交所之收市價每股0.39港元折讓約61.5%；

138,300,000港元(未扣除開支)。合資格股東於記錄日期每持有一股現有股份可獲本公司暫定配發兩股配售股份，並可按每認購十股配售股份可獲送三份認購權(初步認購價為每份0.17港元)之比例，獲本公司派送紅利認股權證。

本公司已於二零零二年四月三日及二零零二年四月二十五日就延期寄發通函一事再度刊登公佈。

刊發本通函之目的乃旨在向　閣下提供(其中包括)有關配售新股連同紅利發行與、清洗豁免、一般授權及購回授權之進一步資料、載列百德能向獨立非執行董事提供之意見、獨立非執行董事就配售新股連同紅利發行及清洗豁免而提供之推薦意見，與及載列召開股東特別大會之通告。

陳國強博士、Yap, Allan先生、周美華女士、連克農先生及李華健先生均為執行董事。因此，彼等被視為並非獨立人士，不適合就配售新股連同紅利發行與及清洗豁免提供意見。蔡學雯女士乃獨立非執行董事，由於彼乃盛德律師事務所之合夥人，而該公司乃本公司之法律顧問(就配售新股連同紅利發利與及清洗豁免提供意見)，故被視為並非獨立人士，不適合就配售新股連同紅利發行與及清洗豁免提供意見。因此，另外一位獨立非執行董事卜思問先生已獲委任為負責對配售新股連同紅利發行與及清洗豁免一事加以考慮，並就此向獨立股東提供意見之獨立非執行董事。

配售新股

發行數據

配售新股之基準：	於記錄日期每持有一股現有股份可按每股配售股份0.15港元之認購價獲配兩股配售股份，連同紅利認股權證，按每認購十股配售股份可獲送三份認購權(初步認購價為每份0.17港元)之比例派送
現有已發行股份數目：	460,978,942股(按最後可行日期計算)
配售股份數目：	不少於921,957,884股配售股份
紅利認股權證之款額：	認購權之初步認購價為每份0.17港元，款額不少於47,019,852港元

建議將會暫定配發之921,957,884股未繳股款配售股份佔本公司現有已發行股本之200%，亦佔本公司經發行配售股份而擴大之已發行股本約66.7%。

倘在記錄日期當日或之前因此等購股權所附之認購權被行使而向購股權持有人發行及配發任何額外股份，則根據配售新股將會發行之配售股份數目亦將據此按比例增加。於最後可行日期，本公司有376,750份尚未行使之購股權，本集團之僱員據

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司
(於香港註冊成立之有限公司)

執行董事：
陳國強(主席兼行政總裁)
Yap, Allan(副主席)
周美華
連克農
李華健

註冊辦事處：
香港
九龍
觀塘
鴻圖道51號
保華企業中心8樓

替任董事：
陳國鴻(陳國強之替任人)
呂兆泉(Yap, Allan之替任人)
劉高原(周美華之替任人)

獨立非執行董事：
卜思問
蔡學雯

敬啟者：

配售新股建議
按每持有一股現有股份可獲配兩股配售股份之比例
建議按每股配售股份0.15港元之價格
配售不少於921,957,884股每股面值0.10港元之配售股份
股款須於接納時全數繳足及
發行紅利認股權證及
申請授出清洗豁免
及
一般授權發行及購回股份

緒言

各董事於二零零二年三月十四日公佈，本公司建議藉着配售新股連同紅利發行之方式，按每股配售股份0.15港元之價格，發行不少於921,957,884股新股，以籌集約

務請留意，倘發生下列事故，則Calisan及威倫各自均有權在二零零二年六月二十六日(即緊隨接納配售股份之暫定配額之最後日期之第二個辦公日)下午四時正之前任何時間終止彼等各自之包銷協議：

1. Calisan或威倫各自合理認為發生下列事故會對本集團之整體業務、財政或經營狀況或前景造成嚴重不利影響，或導致本公司或Calisan或威倫不應或不宜進行配售新股：

   (a) 頒佈任何新法例或法規或現時之法例或法規出現任何變動或發生任何其他有關事故(不論其性質為何)；或

   (b) 本地、國家或國際發生任何事故或政治、軍事、財政、經濟、貨幣或其他方面出現變動；或

   (c) 香港之市場狀況或綜合環境出現任何變動，包括(但不限於)證券買賣暫停或受到嚴重限制；或

2. 本集團任何成員公司之情況出現任何變動，並因此對本集團整體前景造成重大不利影響；或

3. 本公司違反或遺漏本公司根據任何一份包銷協議將須承擔或履行之責任或承諾；或

4. Calisan或威倫接獲通知或從其他途徑得悉，任何一份包銷協議所載之任何聲明或保證在作出之時乃失實或失準，或在包銷協議所規定之有關時限內重申有關聲明或保證會導致在任何方面失實或失準，而Calisan或威倫合理決定任何上述之失實聲明或保證代表(或有可能代表)本集團整體業務、財政或經營狀況或前景出現重大不利變動，或可能會對配售新股造成重大不利影響；或

5. 在因發生任何事件或事故或Calisan或威倫知悉有關事件或事故而引致任何聲明或保證在任何方面失實或失準後，本公司未能應Calisan或威倫合理要求之方式(及適合該等內容之方式)迅速刊登或刊發公佈或通函(於寄發章程文件後)，以避免本公司證券出現造市情況。

倘Calisan包銷協議或威倫包銷協議被終止，則本通函內董事會函件其中「配售新股之條件」一節所載之配售新股條件其中將有一項或以上不會獲履行，而配售新股亦因此不會進行。

現有股份將由二零零二年五月二十四日起以除權方式進行買賣，而未繳股款配售股份則將於二零零二年六月十一日至二零零二年六月十九日(包括首尾兩天)之期間進行買賣。倘Calisan或威倫終止彼等各自之包銷協議或配售新股之任何或多項其他條件(見本通函第19頁配售新股之條件一節)不獲履行，則配售新股將不會進行。因此，投資者倘在二零零二年六月十一日至二零零二年六月十九日期間內買賣股份或未繳股款配售股份，須自行承擔上述風險。投資者如有任何疑問，應考慮諮詢專業意見。

「購股權」	指	本公司根據其於一九九二年七月二十日採納之購股權計劃所授出可認購股份之購股權
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「主要股東」	指	威倫及Calisan
「收購守則」	指	香港公司收購及合併守則
「包銷協議」	指	Calisan包銷協議及威倫包銷協議
「威倫」	指	威倫有限公司，於香港註冊成立之有限公司，由錦興集團有限公司全資擁有。錦興集團有限公司之證券在聯交所上市。於最後可行日期，陳國強博士被視為擁有錦興集團有限公司已發行股本之27.73%之權益
「威倫包銷協議」	指	本公司與威倫就配售新股而於二零零二年三月十四日訂立之包銷協議
「清洗豁免」	指	執行董事根據收購守則第26條之豁免條文附註1所授出之豁免，以豁免主要股東及與彼等任何一位一致行動之人士因主要股東根據包銷協議之條款認購配售股份而引致須提出強制性全面收購股份(不包括由主要股東或與彼等任何一位一致行動之人士擁有者)之責任
「%」	指	百份比率

「上市規則」	指	聯交所之證券上市規則
「海外股東」	指	於記錄日期名列本公司股東登記冊而於該日之登記地址位於香港以外地區之股東
「保華德祥」	指	保華德祥建築集團有限公司，其證券於聯交所上市
「百德能」	指	百德能證券有限公司，根據香港法例第333章之證券條例登記之投資顧問，獲委聘為獨立非執行董事之獨立財務顧問，就配售新股連同紅利發行及清洗豁免向獨立董事委員會提供意見
「中國」	指	中華人民共和國
「章程」	指	本公司就配售新股而將予刊發之章程，預期將於二零零二年六月七日寄發
「章程文件」	指	章程、暫定配額通知書及額外配售股份申請表格
「合資格股東」	指	除海外股東以外，於記錄日期名列本公司股東登記冊之股東
「記錄日期」	指	決定配售新股下未繳股款配售股份之暫定配額之記錄日期（即二零零二年六月四日）下午四時正（香港時間）
「購回授權」	指	建議由本公司採納之購回授權，詳情載於本通函之董事會函件內「一般授權及購回授權」一節
「配售新股」	指	每持有一股現有股份可獲配兩股配售股份
「配售股份」	指	根據配售新股將予發行之新股份
「披露權益條例」	指	香港法例第396章之證券（披露權益）條例
「股份」	指	本公司股本中每股面值0.10港元之股份

「股東特別大會」	指	本公司將於二零零二年六月四日上午十時正舉行股東特別大會為批准配售新股連同紅利發行、清洗豁免、一般授權及購回授權
「除外配售股份」	指	主要股東根據配售新股之條款有權以合資格股東之身份認購之321,760,000股配售股份
「執行理事」	指	證券及期貨事務監察委員會公司財務科之執行理事或由該執行理事委派之任何代表
「一般授權」	指	建議由本公司採納之一般授權，有關詳情載於本通函之董事會函件內「一般授權及購回授權」一節
「本集團」	指	本公司及其附屬公司
「錦興」	指	錦興集團有限公司，其證券於聯交所上市
「港元」	指	港元，香港之法定貨幣
「香港結算」	指	香港中央結算有限公司
「香港」	指	中華人民共和國香港特別行政區
「國際融資」	指	國際融資股份有限公司，根據香港法例第333章之證券條例登記之投資顧問，亦擔任主要股東之財務顧問，負責向主要股東提供有關申請授出清洗豁免之意見
「獨立非執行董事」	指	獨立非執行董事卜思問先生，彼獲委聘向獨立股東提供意見
「獨立股東」	指	除主要股東、彼等各自之聯繫人士及與彼等一致行動之人士及根據包銷協議於配售新股之包銷事宜擁有權益之人士以外之股東
「最後可行日期」	指	二零零二年五月七日，即本通函刊印前可查證本通函所載若干資料之最後可行日期

在本通函內，除文義別有所指外，本通函所採用之詞語具有以下涵義：

「該公佈」	指	本公司、錦興集團有限公司及保華德祥建築集團有限公司於二零零二年三月十四日就配售新股連同紅利發行與及清洗豁免而刊登之聯合公佈
「聯繫人士」	指	上市規則對此詞語所賦予之涵義
「董事會」	指	董事會
「紅利發行」	指	按每認購十股配售股份可獲送三份認購權之基準，向配售股份之首批登記持有人發行紅利認股權證
「紅利認股權證」	指	每份認購權之初步認購價為0.17港元之認股權證，認購權之總額不少於47,019,852港元。紅利認股權證之持有人有權據此按初步認購價每股股份0.17港元（可予調整）認購股份，並可由紅利認股權證在聯交所買賣之首日起至二零零三年六月三十日止（包括首尾兩天）行使
「Calisan」	指	Calisan Developments Limited，於英屬處女群島註冊成立之有限公司，由保華德祥建築集團有限公司全資擁有。保華德祥建築集團有限公司之證券於聯交所上市。於最後可行日期，陳國強博士被視作擁有保華德祥建築集團有限公司已發行股本之42.6%之權益
「Calisan包銷協議」	指	本公司及Calisan就配售新股而於二零零二年三月十四日訂立之包銷協議
「中央結算系統」	指	香港結算設立及管理之中央結算及交收系統
「本公司」	指	中策集團有限公司，於香港註冊成立之公司，其股份在聯交所上市
「合作發展協議」	指	本公司及北京市順義區李橋鎮人民政府於二零零一年八月十八日就聯合發展一幅隣近北京首都機場東面之土地而訂立之協議
「董事」	指	本公司各董事

責任聲明

本通函包括根據收購守則及上市規則之規定須提供有關本公司之資料。董事願就本通函所載資料之準確性共同及個別承擔全部責任，並於作出一切合理查詢後，確認就彼等所知及所信，本通函所表達之意見乃經審慎周詳考慮後始行作出，且本通函並無遺漏任何其他事實，以致其中所載之任何聲明產生誤導。

此乃要件　請即處理

閣下如對本通函任何方面有任何疑問，應諮詢股票經紀或其他註冊證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下之全部本公司股份**售出或轉讓**，應立即將本通函及隨附之代表委任表格交予買主或承讓人或經手買賣或轉讓之銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

本通函乃就本公司將於二零零二年六月四日舉行之股東特別大會而寄予本公司之股東及購股權持有人。本通函並非且不構成提呈發售本公司股份或其他證券之建議，亦不可視作上述建議之邀請。

CHINA STRATEGIC HOLDINGS LIMITED
中策集團有限公司

（於香港註冊成立之有限公司）

配售新股建議
按每持有一股現有股份可獲配兩股配售股份之比例
建議按每股配售股份0.15港元之價格
配售不少於921,957,884股每股面值0.10港元之配售股份
股款須於接納時全數繳足及
發行紅利認股權證及
申請授出清洗豁免
及
一般授權發行及購回股份

主要股東之財務顧問
（就申請授出清洗豁免而提供意見）

國際融資股份有限公司

獨立非執行董事之獨立財務顧問

百德能
證券

務請留意，倘發生下列事故，則Calisan及威倫各自均有權在二零零二年六月二十六日（即緊隨接納配售股份之暫定配額之最後日期之第二個辦公日）下午四時正之前任何時間終止彼等各自之包銷協議：

1. Calisan或威倫各自合理認為發生下列事故會對本集團之整體業務、財政或經營狀況或前景造成嚴重不利影響，或導致本公司或Calisan或威倫不應或不宜進行配售新股：

   (a) 頒佈任何新法例或法規或現時之法例或法規出現任何變動或發生任何其他有關事故（不論其性質為何）；或

   (b) 本地、國家或國際發生任何事故或政治、軍事、財政、經濟、貨幣或其他方面出現變動；或

   (c) 香港之市場狀況或綜合環境出現任何變動，包括（但不限於）證券買賣暫停或受到嚴重限制；或

2. 本集團任何成員公司之情況出現任何變動，並因此對本集團整體前景造成重大不利影響；或

3. 本公司違反或遺漏本公司根據任何一份包銷協議將須承擔或履行之責任或承諾；或

4. Calisan或威倫接獲通知或從其他途徑得悉，任何一份包銷協議所載之任何聲明或保證在作出之時乃失實或失準，或在包銷協議所規定之有關時限內重申有關聲明或保證會導致在任何方面失實或失準，而Calisan或威倫合理決定任何上述之失實聲明或保證代表（或有可能代表）本集團整體業務、財政或經營狀況或前景出現重大不利變動，或可能會對配售新股造成重大不利影響；或

5. 在因發生任何事件或事故或Calisan或威倫知悉有關事件或事故而引致任何聲明或保證在任何方面失實或失準後，本公司未能應Calisan或威倫合理要求之方式（及適合該等內容之方式）迅速刊登或刊發公佈或通函（於寄發章程文件後），以避免本公司證券出現造市情況。

倘Calisan包銷協議或威倫包銷協議被終止，則本通函內董事會函件其中「配售新股之條件」一節所載之配售新股條件其中將有一項或以上不會獲履行，而配售新股亦因此不會進行。

現有股份將由二零零二年五月二十四日起以除權方式進行買賣，而未繳股款配售股份則將於二零零二年六月十一日至二零零二年六月十九日（包括首尾兩天）之期間進行買賣。倘Calisan或威倫終止彼等各自之包銷協議（見本通函第7頁不可抗力事故及終止包銷協議一節）或配售新股之任何或多項其他條件（見本通函第19頁配售新股之條件一節）不獲履行，則配售新股將不會進行。因此，投資者倘在二零零二年六月十一日至二零零二年六月十九日期間內買賣股份或未繳股款配售股份，須自行承擔上述風險。投資者如有任何疑問，應考慮諮詢專業意見。

本公司將於二零零二年六月四日上午十時正假座香港九龍觀塘鴻圖道51號保華企業中心7樓舉行股東特別大會，大會通告載於本通函第184至188頁，無論　閣下能否親身出席大會，敬請按隨附之代表委任表格印備之指示將表格填妥，並將其盡快且無論如何不可遲於大會指定舉行時間前48小時交回標準證券登記有限公司，地址為香港干諾道中111號永安中心5樓，方為有效。填妥及交回代表委任表格後，　閣下屆時仍可親身出席大會及於會上投票。

本通函第24至38頁載有百德能致獨立非執行董事之意見書。

二零零二年五月十日

	二零零二年
向股東寄發通函	五月十日(或之前)
按連權基準買賣股份之最後日期	五月二十三日
按除權基準買賣股份之首日	五月二十四日
股東交回股份過戶文件以符合參與配售新股資格之最後期限	五月二十七日下午四時正
暫停辦理股份過戶登記手續	五月二十八日至六月四日
交回代表委任表格之最後期限	六月二日上午十時正
股東特別大會	六月四日上午十時正
記錄日期	六月四日
恢復辦理股份過戶登記手續	六月五日
寄發章程文件之日期	六月七日
買賣未繳股款配售股份之首日	六月十一日
分拆未繳股款配售股份之最後期限	六月十四日下午四時正
買賣未繳股款配售股份之最後日期	六月十九日
配售股份之最後付款及接納期限	六月二十四日下午四時正
包銷協議各自成為無條件	六月二十六日下午四時正
在報章上刊登配售新股及任何額外申請結果之公佈	六月二十八日
寄發有關額外配售股份之全部或部份不成功申請之退款支票	七月二日
寄發繳足股款配售股份之股票及紅利認股權證之證書	七月二日
繳足股款之配售股份及紅利認股權證開始買賣	七月四日上午十時正

目　錄

頁次